Registration No.
                                                      Registration No. 811-08754
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

         Pre-Effective Amendment No.                                  [ ]

         Post-Effective Amendment No.                                 [ ]

                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

         Amendment No. 13                                             [X]

                       (Check appropriate box or boxes)

                           -------------------------

                            SEPARATE ACCOUNT No. 45
                                      of
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                           -------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104 (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                           -------------------------

                                  MARY P. BREEN
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)

                           -------------------------

                 Please send copies of all communications to:
                              PETER E. PANARITES
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C. 20036
                           -------------------------

         Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

         It is proposed that this filing will become effective (check appropriate box):

[ ]      Immediately upon filing pursuant to paragraph (b) of Rule 485 .

[ ]      On _________________ pursuant to paragraph (b) of Rule 485.

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]      On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

     Units of interest in Separate Account under variable annuity contracts.

                                                           _______________, 1998




THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

             PROFILE OF THE EQUITABLE ACCUMULATOR(SM) (IRA, NQ AND QP) COMBINATION VARIABLE AND FIXED DEFERRED ANNUITY CERTIFICATES

This Profile is a summary of some of the more important points that you should know and consider before purchasing a Certificate. The Certificate is more fully described in the prospectus which accompanies this Profile. Please read the prospectus carefully.


1. THE ANNUITY CERTIFICATE. The Equitable Accumulator Certificate is a combination variable and fixed deferred annuity issued by Equitable Life. Certificates can be issued as individual retirement annuities (IRAS, which can be either TRADITIONAL IRAS or ROTH IRAS) or as non-qualified annuities (NQ) for after-tax contributions only. NQ Certificates may also be used as an investment vehicle for certain types of qualified plans (QP) (in states where approved). The Equitable Accumulator Certificate is designed to provide for the accumulation of retirement savings and for income through the investment, during an accumulation phase, of (a) rollover contributions, direct transfers from other individual retirement arrangements and additional IRA contributions or (b) after-tax money.

Your Equitable Life agent can provide you with information about other annuity products we offer and help you decide which one may best meet your needs.


You may allocate amounts to Investment Funds where your Certificate's value may vary up or down depending upon investment performance. You may also allocate amounts to Guaranteed Interest Rate Options (GIROS) that when held to maturity provide guaranteed interest rates that we have set for your class of Certificate and a guarantee of principal. We allocate an amount (CREDIT) to your Investment Funds and GIROs based on the amount you put into the Certificate's value. If you make any transfers or withdrawals, the GIROs' investment value may increase or decrease until maturity due to interest rate changes. Earnings accumulate under your Certificate on a tax-deferred basis until amounts are distributed. Amounts distributed under the Equitable Accumulator Certificate may be subject to income tax.

The Investment Funds offer the potential for better returns than the interest rates guaranteed under the GIROs, but the Investment Funds involve risk and you can lose money. You may make transfers among the Investment Funds and GIROs. The value of the GIROs prior to their maturity fluctuates and you can lose money on premature transfers or withdrawals.


                                 --------------
    Copyright 1998 The Equitable Life Assurance Society of the United States,
                           New York, New York 10104.
        Accumulator is a service mark, and baseBUILDER and Income Manager are registered service marks
          of The Equitable Life Assurance Society of the United States.

The amount accumulated under your Certificate during the accumulation phase will affect the amount of distribution or annuity benefits you receive.

You can elect the baseBUILDER(R) at issue of the Certificate for an additional charge. The baseBUILDER provides a combined Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit. The Guaranteed Minimum Income Benefit provides a minimum amount of guaranteed lifetime income regardless of investment performance when converting, at specific times, to the Income Manager(R) (Life Annuity with a Period Certain) payout annuity certificate.


2. ANNUITY PAYMENTS. When you are ready to start receiving income, annuity income is available by applying your Certificate's value to an Income Manager payout annuity certificate. You can also have your IRA or NQ Certificate's value applied to any of the following ANNUITY BENEFITS: (1) Life Annuity - payments for the annuitant's life, (2) Life Annuity - Period Certain - payments for the annuitant's life, but with payments continuing to the beneficiary for the balance of the selected years if the annuitant dies before the end of the selected period; (3) Life Annuity - Refund Certain - payments for the annuitant's life, with payments continuing to the beneficiary after the annuitant's death until any remaining amount applied to this option runs out; and (4) Period Certain Annuity - payments for a specified period of time, usually 5, 10, 15 or 20 years, with no life contingencies. Options (2) and (3) are also available as a Joint and Survivor Annuity - payments for the annuitant's life, and after the annuitant's death, continuation of payments to the survivor for life. Under QP Certificates the only Annuity Benefit available is Option (2) as a Life Annuity with a 10 Year Period Certain, or a Joint and Survivor Life Annuity with a 10 Year Period Certain. Annuity Benefits (other than the Life Annuity in New York, the Refund Certain and the Period Certain which are only available on a fixed basis) are available as a fixed annuity, or as a variable annuity, where the dollar amount of your payments will depend upon the investment performance of the Investment Funds. Any Credits allocated to your Certificate's value within the prior three years, will be deducted before amounts are applied to your Annuity Benefit. Once you begin receiving annuity payments, you cannot change your Annuity Benefit.


3. PURCHASE. You can purchase an Equitable Accumulator IRA Certificate by rolling over or transferring at least $25,000 or more from one or more individual retirement arrangements. Under a Traditional IRA Certificate you may add additional amounts of $1,000 or more at any time (subject to certain restrictions). Additional amounts under a Traditional IRA Certificate are limited to $2,000 per year, but additional rollover or IRA transfer amounts are unlimited. In certain cases, additional amounts may not be added to a Roth IRA Certificate.

An Equitable Accumulator NQ or QP Certificate can be purchased with $25,000 or more. Additional amounts of $1,000 or more can be made at any time (subject to certain restrictions). Certain restrictions also apply to the type of contributions we will accept under Equitable Accumulator QP Certificates.


A Credit will be added to your Certificate's value with each amount we receive from you. The Credit is equal to 3% of the amount you initially put in and each additional amount. The Credit will be allocated to the Investment Funds and/or GIROs in the same way that you allocate the amounts you put in.

4. INVESTMENT OPTIONS. You may invest in any or all of the following Investment Funds, which invest in shares of corresponding portfolios of The Hudson River Trust (HRT) and EQ Advisors Trust (EQAT). The portfolios are described in the prospectuses for HRT and EQAT.

------------------------------------------------------------------------------------------------------
                                            EQUITY SERIES:
------------------------------------------------------------------------------------------------------
DOMESTIC EQUITY                    INTERNATIONAL EQUITY                AGGRESSIVE EQUITY

 Alliance Common Stock               Alliance Global                     Alliance Aggressive Stock

 Alliance Growth & Income            Alliance International              Alliance Small Cap Growth

 BT Equity 500 Index                 BT International Equity Index       BT Small Company Index

 EQ/Putnam Growth & Income Value     Morgan Stanley Emerging Markets     MFS Emerging Growth Companies
                                         Equity

 MFS Research                        T. Rowe Price International         Warburg Pincus Small Company
                                         Stock                               Value

 Merrill Lynch Basic Value Equity

 T. Rowe Price Equity Income
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
     ASSET ALLOCATION SERIES                                FIXED INCOME SERIES
--------------------------------    ------------------------------------------------------------------
 Alliance Conservative Investors       AGGRESSIVE FIXED INCOME      DOMESTIC FIXED INCOME

 Alliance Growth Investors             Alliance High Yield          Alliance Intermediate Government

 EQ/Putnam Balanced                                                     Securities

 Merrill Lynch World Strategy                                       Alliance Money Market

------------------------------------------------------------------------------------------------------




You may also invest in one or more GIROs currently maturing in years 1999 through 2008.


5. EXPENSES. The Certificates have expenses as follows: As a percentage of net assets in the Investment Funds, a daily charge is deducted for mortality and expense risks (including the Guaranteed Minimum Death Benefit discussed below) at an annual rate of 1.10%, a daily charge is deducted for administration expenses at an annual rate of 0.25%, and a daily distribution charge is deducted for sales expenses at an annual rate of 0.25%. If baseBUILDER with the 6% Roll Up to Age 80 Guaranteed Minimum Death Benefit or the Annual Ratchet to Age 80 Guaranteed Minimum Death Benefit is elected, there is an annual charge of 0.30% expressed as a percentage of the Guaranteed Minimum Income Benefit benefit base. If baseBUILDER with the 6% Roll Up to Age 70 is elected, the annual charge is 0.15% expressed as a percentage of the Guaranteed Minimum Income Benefit benefit base. The baseBUILDER charge is deducted from your Certificate's value.

The charges for the portfolios of HRT range from 0.61% to 1.33% of the average daily net assets of HRT portfolios, depending upon the HRT portfolios selected. The charges for the portfolios of EQAT range from 0.55% to 1.75% of the average daily net assets of EQAT portfolios, depending upon the EQAT portfolios selected. The amounts for HRT are based on average portfolio assets for the year ended December 31, 1997 and have been restated to reflect the fees that would have been paid if a new advisory agreement that Alliance, HRT's manager, and HRT entered into (which went into effect on May 1, 1997) were in effect since January 1, 1997. The amounts for EQAT are based on current expense caps. The 12b-1 fee (reflected in the "Total Annual Portfolio Charges" column in the chart below) for the portfolios of HRT (other than the Alliance Small Cap Growth portfolio) and EQAT are 0.25% of the average daily net assets of HRT and EQAT, respectively. For the Alliance Small Cap Growth portfolio the 12b-1 fee may be less than 0.25% under certain circumstances.

Charges for state premium and other applicable taxes may also apply at the time you elect to start receiving annuity payments.

A withdrawal charge is imposed as a percentage of each contribution withdrawn in excess of a free corridor amount, or if the Certificate is surrendered. The free corridor amount for withdrawals is 15% of the Certificate's value at the beginning of the year. The withdrawal charge does not apply under certain of the distribution methods available under the Equitable Accumulator IRA Certificates. When applicable, the withdrawal charge is determined in accordance with the table below, based on the year a contribution is withdrawn. The year in which we receive your contribution is "Year 1."


                   Year of Contribution Withdrawal


                   1        2       3        4        5        6        7       8        9        10+
                   ----------------------------------------------------------------------------------
Percentage of
Contribution       8.0%     8.0%    7.0%     6.0%     5.0%     4.0%     3.0%    2.0%     1.0%      0.0%



The following chart is designed to help you understand the charges in the Certificate. The "Total Annual Charges" column shows the combined total of the Certificate charges deducted as a percentage of net assets in the Investment Funds and the portfolio charges, as shown in the first two columns. The last two columns show you two examples of the charges, in dollars, that you would pay under a Certificate, and include the 0.30% benefit based charge for the baseBUILDER benefit. The examples assume that you invested $1,000 in a Certificate and we add a $30 Credit, earning 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Charges are assessed as well as the withdrawal charge. For year 10, the example shows the aggregate of all the annual charges assessed for the 10 years, but there is no withdrawal charge. No charges for state premium and other applicable taxes are assumed in the examples.


                                           TOTAL ANNUAL    TOTAL ANNUAL                           EXAMPLES
                                           CERTIFICATE       PORTFOLIO        TOTAL             Total Annual
                                             CHARGES          CHARGES         ANNUAL         Expenses at End of:
INVESTMENT FUND                                                              CHARGES          (1)           (2)
                                                                                            1 Year       10 Years



Alliance Conservative Investors                1.60%           0.80%         2.40%




Alliance Growth Investors                      1.60%           0.82%         2.42%




Alliance Growth & Income                       1.60%           0.84%         2.44%




Alliance Common Stock                          1.60%           0.65%         2.25%




Alliance Global                                1.60%           0.98%         2.58%




Alliance International                         1.60%           1.33%         2.93%




Alliance Aggressive Stock                      1.60%           0.82%         2.42%




Alliance Small Cap Growth                      1.60%           1.20%         2.80%




Alliance Money Market                          1.60%           0.64%         2.24%




Alliance Intermediate Government                                                               [To be  inserted by
   Securities                                  1.60%           0.81%         2.41%                     amendment]




Alliance High Yield                            1.60%           0.89%         2.49%





BT Equity 500 Index                            1.60%           0.55%         2.15%




BT Small Company Index                         1.60%           0.60%         2.20%




BT International Equity Index                  1.60%           0.80%         2.40%




MFS Emerging Growth Companies                  1.60%           0.85%         2.45%




MFS Research                                   1.60%           0.85%         2.45%




Merrill Lynch Basic Value Equity               1.60%           0.85%         2.45%




Merrill Lynch World Strategy                   1.60%           1.20%         2.80%






Morgan Stanley Emerging Markets Equity
                                               1.60%           1.75%         3.35%




EQ/Putnam Balanced                             1.60%           0.90%         2.50%




EQ/Putnam Growth & Income Value                1.60%           0.85%         2.45%




T. Rowe Price Equity Income                    1.60%           0.85%         2.45%




T. Rowe Price International Stock              1.60%           1.20%         2.80%




Warburg Pincus Small Company Value             1.60%           1.00%         2.60%


Total annual portfolio charges may vary from year to year. For Investment Funds investing in portfolios with less than 10 years of operations, charges have been estimated. The charges reflect any waiver or limitation. For more detailed information, see the Fee Table in the prospectus.

We may also offer other Equitable Accumulator certificates which have other features, benefits and charges. A current prospectus for these other Equitable Accumulator certificates, if available, may be obtained from your agent.

6. TAXES. In most cases, your earnings are not taxed until distributions are made from your Certificate. If you are younger than age 59 1/2 when you receive any distributions, in addition to income tax you may be charged a 10% Federal tax penalty on the taxable amount received. This tax discussion does not apply to Roth IRA or QP Certificates. Please consult your tax adviser.

7. ACCESS TO YOUR MONEY. During the accumulation phase, you may receive distributions under a Certificate through the following WITHDRAWAL OPTIONS. Under IRA, NQ and QP Certificates: (1) Lump Sum Withdrawals of at least $1,000 taken at any time; and (2) Systematic Withdrawals paid monthly, quarterly or annually, subject to certain restrictions, including a maximum percentage of your Certificate's value. Under both the Traditional IRA and Roth IRA Certificates only: (1) Substantially Equal Payment Withdrawals (if you are less than age 59 1/2), paid monthly, quarterly or annually based on life expectancy; and under Traditional IRA Certificates only (2) Minimum Distribution Withdrawals (after you are age 70 1/2), which pays the minimum amount necessary to meet minimum distribution requirements in the Internal Revenue Code.


You also have access to your Certificate's value by surrendering the Certificate. All or a portion of certain withdrawals may be subject to a withdrawal charge to the extent that the withdrawal exceeds the free corridor amount. A free corridor amount does not apply to a surrender. Withdrawals and surrenders may be subject to income tax and a tax penalty. Withdrawals from the GIROs prior to their maturity may result in a market value adjustment.



8. PERFORMANCE. During the accumulation phase, your Certificate's value in the Investment Funds may vary up or down depending upon the investment performance of the Investment Funds you have selected. Past performance is not a guarantee of future results.



9. DEATH BENEFIT. If the annuitant dies before amounts are applied under an annuity benefit, the named beneficiary will be paid a death benefit. The death benefit is equal to your Certificate's value in (i) the Investment Funds, and
(ii) the GIROs, or if greater, the Guaranteed Minimum Death Benefit.

For Traditional IRA and Roth IRA Certificates if the annuitant is between the ages of 20 through 78 at issue of the Certificate; for NQ Certificates for annuitant ages 0 through 79 at issue of the Certificate; and for QP Certificates for annuitant ages 20 through 70 at issue of the Certificate, you may choose one of two types of Guaranteed Minimum Death Benefit available under the
Certificates: a "6% Roll Up to Age 80" or an "Annual Ratchet to Age 80." Both types are described below. For NQ Certificates, for annuitant age 80 at issue of the Certificate, a return of the contributions you have invested under the Certificate plus any Credits will be the Guaranteed Minimum Death Benefit. The benefits are based on the amount you initially put in and are adjusted for additional contributions, Credits, and withdrawals.

6% Roll Up to Age 80 (Not available in New York) -- We add interest at 6% (4% for amounts in the Alliance Money Market and Alliance Intermediate Government Securities Funds, and GIROs) to the initial amount and any Credit allocated through the annuitant's age 80 (or at the annuitant's death, if earlier).

Annual Ratchet to Age 80 -- The Guaranteed Minimum Death Benefit is reset each year through the annuitant's age 80 to the Certificate's value, if it is higher than the prior year's Guaranteed Minimum Death Benefit. In New York, the Guaranteed Minimum Death Benefit at the death of the annuitant will never be less than the amounts in the Investment Funds, plus amounts (not reflecting any increase due to interest rate changes) in the GIROs reflecting guaranteed interest.


10. OTHER INFORMATION.

QUALIFIED PLANS. If the QP Certificates will be purchased by certain types of plans qualified under Section 401(a), or 401(k) of the Internal Revenue Code, please consult your tax adviser first. Any discussion of taxes in this profile does not apply.


BASEBUILDER BENEFITS. The baseBUILDER (available for annuitant ages 20 through 75 at issue of the Certificates) is an optional benefit that combines the Guaranteed Minimum Income Benefit and the Guaranteed Minimum Death Benefit. baseBUILDER benefits are not currently available in New York.


         Income Benefit - The Guaranteed Minimum Income Benefit, as part of the baseBUILDER, provides a minimum amount of guaranteed lifetime income for your future. When you are ready to convert (at specified future times) your Certificate's value to the Income Manager (Life Annuity with a Period Certain) payout annuity certificate the amount of lifetime income that will be provided will be the greater of (i) your Guaranteed Minimum Income Benefit or (ii) your Certificate's current value applied at current annuity purchase factors.

         Death Benefit - As part of the baseBUILDER you have the choice, at issue of the Certificate, of two Guaranteed Minimum Death Benefit options: (i) the 6% Roll Up to Age 80 or (ii) the Annual Ratchet to Age
         80. These options are described in "Death Benefit" above. For annuitant ages 20 through 60 at issue of the Certificate, there is an alternate baseBUILDER benefit with a Guaranteed Minimum Death Benefit option which is a 6% Roll Up to Age 70.


                  6% Roll Up to Age 70 -- We add interest at 6% (4% for amounts in the Alliance Money Market and Alliance Intermediate Government Securities Funds, and GIROs) to the initial amount and any Credit allocated through the annuitant's age 70 (or at the annuitant's death, if earlier).


FREE LOOK. You can examine the Certificate for a period of 10 days after you receive it, and return it to us for a refund. The free look period is longer in some states.

Your refund will equal your Certificate's value, reflecting any investment gain or loss, in the Investment Funds, any increase or decrease in the value of any amounts held in the GIROs, through the date we receive your Certificate minus the amount, as of the date applied, of any Credits. Some states or Federal income tax regulations may require that we calculate the refund differently. In the case of a complete conversion of an existing Traditional IRA Certificate to a Roth IRA, you may cancel your Roth IRA and return to a Traditional IRA by following the instructions in the request for full conversion form available from the Processing Office or your agent.


AUTOMATIC INVESTMENT PROGRAM (AIP). AIP provides for a specified amount to be automatically deducted from a bank checking account, bank money market account or credit union checking account and to be applied as additional amounts under NQ and Traditional IRA Certificates. AIP is not available for Roth IRA and QP Certificates.

PRINCIPAL ASSURANCE. This option is designed to assure the return of your original amount invested on a GIRO maturity date, by putting a portion of your money in a particular GIRO, and the balance in the Investment Funds in any way you choose. Assuming that you make no transfers or withdrawals of the portion in the GIRO, such amount will grow to your original investment upon maturity.


DOLLAR COST AVERAGING. You can elect at any time to put money into the Alliance Money Market Fund and have a dollar amount or percentage transferred from the Alliance Money Market Fund into the other Investment Funds on a periodic basis.

Dollar Cost Averaging does not assure a profit or protect against a loss should market prices decline.


REBALANCING. You can have your money automatically readjusted among the Investment Funds quarterly, semiannually or annually as you select. The amounts you have in each selected Investment Fund will grow or decline in value at different rates during each time period. Rebalancing is intended to transfer amounts among the chosen Investment Funds in order to retain the allocation percentages you specify. Rebalancing does not assure a profit or protect against a loss should market prices decline and should be reviewed periodically, as your needs may change.

REPORTS. We will provide you with an annual statement of your Certificate's values as of the last day of each year, and three additional reports of your Certificate's values each year. You also will be provided with written confirmations of each financial transaction, and copies of annual and semiannual statements of HRT and EQAT.


You may call toll-free at 1-800-789-7771 for a recording of daily Investment Fund values and guaranteed rates applicable to the GIROs .

11. INQUIRIES. If you need more information, please contact your agent. You may also contact us at:

The Equitable Life Assurance Society of the United States
Equitable Accumulator
P.O. Box 1547
Secaucus, NJ  07096-1547
Telephone 1-800-789-7771 and Fax 1-201-583-2224

                             EQUITABLE ACCUMULATOR(SM)
                                (IRA, NQ AND QP)
                       PROSPECTUS DATED ___________, 1998

                              -------------------


          COMBINATION VARIABLE AND FIXED DEFERRED ANNUITY CERTIFICATES

                                   Issued By:
            The Equitable Life Assurance Society of the United States
--------------------------------------------------------------------------------


This prospectus describes certificates The Equitable Life Assurance Society of the United States (EQUITABLE LIFE, WE, OUR and US) offers under a combination variable and fixed deferred annuity contract issued on a group basis or as individual contracts. Enrollment under a group contract is evidenced by issuance of a certificate. Certificates and individual contracts are each referred to as "Certificates." Certificates can be issued as individual retirement annuities (IRAS, which can be either TRADITIONAL IRAS or ROTH IRAS), or non-qualified annuities for after-tax contributions only (NQ). NQ Certificates may also be used as an investment vehicle for a defined contribution plan or defined benefit plan (QP). Under IRA Certificates we accept only initial contributions that are rollover contributions or that are direct transfers from other individual retirement arrangements, as described in this prospectus. Under QP Certificates we will only accept employer contributions from a trust under a plan qualified under Section 401(a) or 401(k) of the Code. A minimum initial contribution of $25,000 is required to put a Certificate into effect. We add an amount (CREDIT) to your Certificate with each contribution received.

The Certificates are designed to provide for the accumulation of retirement savings and for income. Contributions accumulate on a tax-deferred basis and can be distributed under a number of different methods which are designed to be responsive to the owner's (CERTIFICATE OWNER, YOU and YOUR) objectives.

The Certificates offer investment options (INVESTMENT OPTIONS) that permit you to create your own strategies. These Investment Options include 24 variable investment funds (INVESTMENT FUNDS) and each GUARANTEED INTEREST RATE OPTION
(GIRO) in the GUARANTEED PERIOD ACCOUNT.


We invest each Investment Fund in Class IB shares of a corresponding portfolio (PORTFOLIO) of The Hudson River Trust (HRT) and EQ Advisors Trust (EQAT), mutual funds whose shares are purchased by separate accounts of insurance companies. The prospectuses for HRT (in which the Alliance Funds invest) and EQAT (in which the other Investment Funds invest), both of which accompany this prospectus, describe the investment objectives, policies and risks, of the Portfolios.

                                INVESTMENT FUNDS

-------------------------------------------------------------------------------------------------------------------------------
                                                        EQUITY SERIES
-------------------------------------------------------------------------------------------------------------------------------
   DOMESTIC EQUITY                           INTERNATIONAL EQUITY                      AGGRESSIVE EQUITY
     Alliance Common Stock                     Alliance Global                           Alliance Aggressive Stock
     Alliance Growth & Income                  Alliance International                    Alliance Small Cap Growth
     BT Equity 500 Index                       BT International Equity Index             BT Small Company Index
     EQ/Putnam Growth & Income Value           Morgan Stanley Emerging Markets           MFS Emerging Growth Companies
     MFS Research                                Equity                                  Warburg Pincus Small Company Value
     Merrill Lynch Basic Value Equity          T. Rowe Price International Stock
     T. Rowe Price Equity Income
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
         ASSET ALLOCATION SERIES                                          FIXED INCOME SERIES
-------------------------------------------------------------------------------------------------------------------------------
     Alliance Conservative Investors         AGGRESSIVE FIXED INCOME                   DOMESTIC FIXED INCOME
     Alliance Growth Investors                 Alliance High Yield                       Alliance Intermediate Government
     EQ/Putnam Balanced                                                                    Securities
     Merrill Lynch World Strategy                                                        Alliance Money Market
-------------------------------------------------------------------------------------------------------------------------------



Amounts allocated to a GIRO accumulate on a fixed basis and are credited with interest at a rate we set (GUARANTEED RATE) for your class of Certificate for the entire period. On each business day (BUSINESS DAY) we will determine the Guaranteed Rates available for amounts newly allocated to GIROs. A market value adjustment (positive or negative) will be made for withdrawals, transfers, surrender and certain other transactions from a GIRO before its expiration date (EXPIRATION DATE). Each GIRO has its own Guaranteed Rates. The GIROs currently available have Expiration Dates of February 15, in years 1999 through 2008.


This prospectus provides information about IRA, NQ and QP Certificates that prospective investors should know before investing. You should read it carefully and retain it for future reference. The prospectus is not valid unless accompanied by current prospectuses for HRT and EQAT, both of which you should also read carefully.

Your Equitable Life agent can provide you with information about other annuity products we offer and help you decide which one may best meet your needs.

Registration statements relating to Separate Account No. 45 (SEPARATE ACCOUNT) and interests under the GIROs have been filed
--------------------------------------------------------------------------------
    Copyright 1998 The Equitable Life Assurance Society of the United States, New York, New York 10104. All rights reserved. Accumulator is a service mark, and baseBUILDER and Income Manager are registered service marks of The Equitable Life Assurance Society of the United States.

with the Securities and Exchange Commission (SEC). The statement of additional information (SAI), dated ________, 1998, which is part of the registration statement for the Separate Account, is available free of charge upon request by writing to our Processing Office or calling 1-800-789-7771, our toll-free number. The SAI has been incorporated by reference into this prospectus. The Table of Contents for the SAI appears at the back of this prospectus.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CERTIFICATES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      Equitable Life's Annual Report on Form 10-K for the year ended December 31, 1997, its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1998, and its current report on Form 8-K dated April 7, 1998 are incorporated herein by reference.


      All documents or reports filed by Equitable Life pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (EXCHANGE ACT) after the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus. Equitable Life files its Exchange Act documents and reports, including its annual and quarterly reports on Form 10-K and Form 10-Q, electronically pursuant to EDGAR under CIK No. 0000727920. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      Equitable Life will provide without charge to each person to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents). Requests for such documents should be directed to The Equitable Life Assurance Society of the United States, 1290 Avenue of the Americas, New York, New York 10104. Attention: Corporate Secretary (telephone: (212) 554-1234).

--------------------------------------------------------------------------------

                          PROSPECTUS TABLE OF CONTENTS

--------------------------------------------------------------------------------

GENERAL TERMS                                     PAGE   6

FEE TABLE                                         PAGE   8

PART 1:    EQUITABLE LIFE, THE SEPARATE
           ACCOUNT AND THE
           INVESTMENT FUNDS                        PAGE 13
Equitable Life                                          13
Separate Account No. 45                                 13
The Trusts                                              13
HRT's Manager and Adviser                               14
EQAT's Manager                                          14
EQAT's Investment Advisers                              14
Investment Policies and Objectives of HRT's
   Portfolios and EQAT's Portfolios                     16


PART 2:    THE GUARANTEED PERIOD
           ACCOUNT                                 PAGE 19
GIROs                                                   19
Market Value Adjustment for Transfers,
   Withdrawals or Surrender Prior to the
   Expiration Date                                      20
Investments                                             20

PART 3:    PROVISIONS OF THE
           CERTIFICATES AND SERVICES
           WE PROVIDE                              PAGE 22
What Is the Equitable Accumulator?                      22
Joint Ownership                                         22
Contributions under the Certificates                    22
Methods of Payment                                      23
Allocation of Contributions                             23
Free Look Period                                        24
Annuity Account Value                                   24
Transfers among Investment Options                      25
Dollar Cost Averaging                                   25
Rebalancing                                             25
baseBUILDER Benefits                                    26
Guaranteed Minimum Income Benefit                       26
Death Benefit                                           28
How Death Benefit Payment Is Made                       28
When an NQ Certificate Owner Dies
   before the Annuitant                                 29
Cash Value                                              29
Surrendering the Certificates to
   Receive the Cash Value                               29
When Payments Are Made                                  29
Assignment                                              29
Services We Provide                                     30
Distribution of the Certificates                        30

PART 4:    DISTRIBUTION METHODS
           UNDER THE CERTIFICATES                  PAGE 31
Withdrawal Options                                      31
How Withdrawals Affect Your
   Guaranteed Minimum Income Benefit
   and Guaranteed Minimum Death Benefit                 33
Annuity Benefits and Payout Annuity Options             33

PART 5:    DEDUCTIONS AND CHARGES                  PAGE 36
Charges Deducted from the Annuity
   Account Value                                        36
Charges Deducted from the Investment Funds              37
HRT Charges to Portfolios                               37
EQAT Charges to Portfolios                              37
Group or Sponsored Arrangements                         38
Other Distribution Arrangements                         38

PART 6:    VOTING RIGHTS                           PAGE 39
The Trusts' Voting Rights                               39
Voting Rights of Others                                 39
Separate Account Voting Rights                          39
Changes in Applicable Law                               39

PART 7:    TAX ASPECTS
           OF THE CERTIFICATES                     PAGE 40
Tax Changes                                             40
Taxation of Non-Qualified Annuities                     40
Special Rules for NQ Certificates Issued
   in Puerto Rico                                       41
IRA Tax Information                                     41
Traditional Individual Retirement Annuities
   (Traditional IRAs)                                   42
Roth Individual Retirement Annuities
   (Roth IRAs)                                          47
Federal and State Income Tax Withholding and
   Information Reporting                                50
Other Withholding                                       50
Impact of Taxes to Equitable Life                       50

PART 8:    OTHER INFORMATION                       PAGE 51
Independent Accountants                                 51
Legal Proceedings                                       51

PART 9:    INVESTMENT PERFORMANCE                  PAGE 52
Communicating Performance Data                          59
Alliance Money Market Fund, Alliance
   Intermediate Government Securities
   Fund and Alliance High Yield Fund Yield
   Information                                          60

APPENDIX I: MARKET VALUE
   ADJUSTMENT EXAMPLE                              PAGE 61

APPENDIX II: PURCHASE CONSIDERATIONS
   FOR QP CERTIFICATES                             PAGE 62

APPENDIX III: GUARANTEED MINIMUM
   DEATH BENEFIT EXAMPLE                           PAGE 63

STATEMENT OF ADDITIONAL
   INFORMATION TABLE OF CONTENTS                   PAGE 64

--------------------------------------------------------------------------------

                                  GENERAL TERMS

--------------------------------------------------------------------------------
ACCUMULATION UNIT -- Contributions that are invested in an Investment Fund purchase Accumulation Units in that Investment Fund.

ACCUMULATION UNIT VALUE -- The dollar value of each Accumulation Unit in an Investment Fund on a given date.

ANNUITANT -- The individual who is the measuring life for determining benefits under the Certificate. Under NQ Certificates, the Annuitant can be different from the Certificate Owner; under both Traditional and Roth IRA Certificates, the Annuitant and Certificate Owner must be the same individual. Under QP Certificates, the Annuitant must be the Participant/Employee.


ANNUITY ACCOUNT VALUE -- The sum of the amounts in the Investment Options under the Certificate. See "Annuity Account Value" in Part 3.


ANNUITY COMMENCEMENT DATE -- The date on which Annuity Benefit payments are to commence.


BASEBUILDER(R) -- Optional protection benefit, consisting of the Guaranteed Minimum Income Benefit and the Guaranteed Minimum Death Benefit.


BUSINESS DAY -- Generally, any day on which the New York Stock Exchange is open for trading. For the purpose of determining the Transaction Date, our Business Day ends at 4:00 p.m. Eastern Time.


CASH VALUE -- The Annuity Account Value minus any withdrawal charges.


CERTIFICATE -- The Certificate issued under the terms of a group annuity contract and any individual contract, including any endorsements.

CERTIFICATE OWNER -- The person who owns a Certificate and has the right to exercise all rights under the Certificate. Under NQ Certificates, the Certificate Owner can be different from the Annuitant; under both Traditional and Roth IRA Certificates, the Certificate Owner must be the same individual as the Annuitant. Under QP Certificates, the Certificate Owner must be the trustee of a trust for a qualified plan maintained by an employer.

CODE -- The Internal Revenue Code of 1986, as amended.

CONTRACT DATE -- The effective date of the Certificates. This is usually the Business Day we receive the initial contribution at our Processing Office.

CONTRACT YEAR -- The 12-month period beginning on your Contract Date and each anniversary of that date.


CREDIT -- An amount allocated to your Annuity Account Value at the time a Contribution is received. Credits are not considered "contributions" for purposes of any discussion in this prospectus.


EQAT -- EQ Advisors Trust, a mutual fund in which the assets of separate accounts of insurance companies are invested. EQ Financial Consultants, Inc. (EQ FINANCIAL) is the manager of EQAT and has appointed advisers for each of the Portfolios.

EXPIRATION DATE -- The date on which a GIRO ends.

GUARANTEED MINIMUM DEATH BENEFIT -- The minimum amount payable upon death of the Annuitant.

GUARANTEED MINIMUM INCOME BENEFIT -- The minimum amount of future guaranteed lifetime income.

GIROS -- Any of the periods of time ending on an Expiration Date that are available for investment under the Certificates. GIROs are referred to as Guarantee Periods in the Certificates.

GUARANTEED PERIOD ACCOUNT -- The Account that contains the GIROs.

GUARANTEED RATE -- The annual interest rate established for each allocation to a GIRO.

HRT -- The Hudson River Trust, a mutual fund in which the assets of separate accounts of insurance companies are invested. Alliance Capital Management L.P. (ALLIANCE) is the manager and adviser to HRT.


INVESTMENT FUNDS -- The funds of the Separate Account that are available under the Certificates.

INVESTMENT OPTIONS -- The choices for investment: the Investment Funds and each available GIRO.


IRA -- An individual retirement annuity, as defined in Section 408(b) of the Code. There are two types of IRAs, a Traditional IRA and a Roth IRA. A Roth IRA must also meet the requirements of Section 408A of the Code.

JOINT OWNERS -- Two individuals who own undivided interests in the entire Certificate. If Joint Owners are named, reference to "Certificate Owner," "you" or "your" will apply to both Joint Owners or either of them. Joint Owners may be selected only for NQ Certificates.

MATURITY VALUE -- The amount in a GIRO on its Expiration Date.

NQ  --  An  annuity   contract  which  may  be  purchased  only  with  after-tax contributions, but is not a Roth IRA.


PARTICIPANT/EMPLOYEE -- An individual who participates in an employer's plan funded by an Equitable Accumulator QP Certificate.

PORTFOLIOS -- The portfolios of HRT and EQAT that correspond to the Investment Funds of the Separate Account.

PROCESSING DATE -- The day when we deduct certain charges from the Annuity Account Value. If the Processing Date is not a Business Day, it will be on the next succeeding Business Day. The Processing Date will be once each year on each anniversary of the Contract Date.


PROCESSING OFFICE -- The address to which all contributions, written requests (e.g., transfers, withdrawals, etc.) or other written communications must be sent. See "Services We Provide" in Part 3.


QP -- When issued with the appropriate endorsement, an NQ Certificate which is used as an investment vehicle for a defined contribution plan within the meaning of Section 401(a) and 401(k) of the Code, or a defined benefit plan within the meaning of Section 401(a) of the Code.

ROTH IRA -- An IRA which must be funded on an after-tax basis, the distributions from which may be tax free under specified circumstances.

SAI -- The statement of additional information for the Separate Account under the Certificates.

SEPARATE ACCOUNT -- Equitable Life's Separate Account No. 45.


TRADITIONAL   IRA  --  An  IRA  which  is  generally   purchased   with  pre-tax
contributions, the distributions from which are treated as taxable.


TRANSACTION DATE -- The Business Day we receive a contribution or a transaction request providing all the information we need at our Processing Office. If your contribution or request reaches our Processing Office on a non-Business Day, or after the close of the Business Day, the Transaction Date will be the next following Business Day. Transaction requests must be made in a form acceptable to us.

TRUSTS -- HRT and EQAT.

VALUATION PERIOD -- Each Business Day together with any preceding non-business days.

--------------------------------------------------------------------------------

                                    FEE TABLE

--------------------------------------------------------------------------------

The purpose of this fee table is to assist you in understanding the various costs and expenses you may bear directly or indirectly under the Certificates so that you may compare them with other similar products. The table reflects both the charges of the Separate Account and the expenses of HRT and EQAT. Charges for applicable taxes such as state or local premium taxes may also apply. For a complete description of the charges under the Certificates, see "Part 5:
Deductions and Charges." For a complete description of the Trusts' charges and expenses, see the prospectuses for HRT and EQAT.

As explained in Part 2, the GIROs are not a part of the Separate Account and are not covered by the fee table and examples. The only charge shown in the Table that will be deducted from amounts allocated to the GIROs is the withdrawal charge. A market value adjustment (either positive or negative) also may be applicable as a result of a withdrawal, transfer or surrender of amounts from a GIRO. See "Part 2: The Guaranteed Period Account."


OWNER TRANSACTION EXPENSES (DEDUCTED FROM ANNUITY ACCOUNT VALUE)
----------------------------------------------------------------

WITHDRAWAL  CHARGE AS A PERCENTAGE OF  CONTRIBUTIONS  (deducted  upon  surrender or for    CONTRACT
   certain  withdrawals.  The applicable  withdrawal charge percentage is determined by      YEAR
                                                                                             ----
   the Contract Year in which the withdrawal is made or the  Certificate is surrendered
   beginning  with  Contract  Year 1 with  respect to each  contribution  withdrawn  or         1.......................8.00%
   surrendered.  For each  contribution,  the  Contract  Year in which we receive  that         2.......................8.00
   contribution is "Contract Year 1").(1)                                                       3.......................7.00
                                                                                                4.......................6.00
                                                                                                5.......................5.00
                                                                                                6.......................4.00
                                                                                                7.......................3.00
                                                                                                8.......................2.00
                                                                                                9.......................1.00
                                                                                               10+......................0.00



SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS IN EACH INVESTMENT FUND)
----------------------------------------------------------------------------------------
MORTALITY AND EXPENSE RISKS(2)..............................................................................       1.10%
ADMINISTRATION(3)...........................................................................................       0.25%
DISTRIBUTION(4).............................................................................................       0.25%
                                                                                                                   =====
   TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES...................................................................       1.60%
                                                                                                                   =====


OPTIONAL BENEFIT EXPENSE (DEDUCTED FROM ANNUITY ACCOUNT VALUE)
-------------------------------------------------------------
BASEBUILDER BENEFITS EXPENSE (calculated as a percentage of the Guaranteed Minimum Income
   Benefit benefit base)(5).................................................................................       0.30%

-------------------
See footnotes on next page.

HRT AND EQAT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS IN EACH PORTFOLIO)
-------------------------------------------------------------------------------------------------------------------------------
                                                                          INVESTMENT PORTFOLIOS
                                            -----------------------------------------------------------------------------------

                                               ALLIANCE      ALLIANCE     ALLIANCE      ALLIANCE
                                             CONSERVATIVE     GROWTH      GROWTH &       COMMON       ALLIANCE     ALLIANCE
HRT                                           INVESTORS     INVESTORS      INCOME        STOCK         GLOBAL    INTERNATIONAL
-------------------------------------------------------------------------------------------------------------------------------
Investment Management and Advisory Fee          0.48%         0.52%         0.55%        0.37%         0.65%         0.90%
12b-1 Fee(6)                                    0.25%         0.25%         0.25%        0.25%         0.25%         0.25%
Other Expenses                                  0.07%         0.05%         0.04%        0.03%         0.08%         0.18%
===============================================================================================================================
   TOTAL HRT ANNUAL EXPENSES(7)                 0.80%         0.82%         0.84%        0.65%         0.98%         1.33%
===============================================================================================================================

                                                                                        ALLIANCE
                                               ALLIANCE      ALLIANCE     ALLIANCE    INTERMEDIATE    ALLIANCE
                                              AGGRESSIVE    SMALL CAP       MONEY        GOVT.          HIGH
HRT                                             STOCK         GROWTH       MARKET      SECURITIES      YIELD
-------------------------------------------------------------------------------------------------------------------

Investment Management and Advisory Fee          0.54%         0.90%         0.35%        0.50%         0.60%
12b-1 Fee(6)                                    0.25%         0.25%         0.25%        0.25%         0.25%
Other Expenses                                  0.03%         0.05%         0.04%        0.06%         0.04%
===================================================================================================================
   TOTAL HRT ANNUAL EXPENSES(7)                 0.82%         1.20%         0.64%        0.81%         0.89%
===================================================================================================================

                                                                BT           BT           MFS                       MERRILL
                                                  BT          SMALL     INTERNATIONAL   EMERGING                     LYNCH
                                              EQUITY 500     COMPANY       EQUITY        GROWTH         MFS       BASIC VALUE
EQAT                                            INDEX         INDEX         INDEX      COMPANIES      RESEARCH      EQUITY
-------------------------------------------------------------------------------------------------------------------------------
Investment Management and Advisory Fee          0.25%         0.25%         0.35%        0.55%         0.55%         0.55%
12b-1 Fee(6)                                    0.25%         0.25%         0.25%        0.25%         0.25%         0.25%
Other Expenses                                  0.05%         0.10%         0.20%        0.05%         0.05%         0.05%
===============================================================================================================================
   TOTAL EQAT ANNUAL EXPENSES(8)                0.55%         0.60%         0.80%        0.85%         0.85%         0.85%
===============================================================================================================================

                                                           MORGAN                                        T. ROWE     WARBURG
                                              MERRILL     STANLEY                EQ/PUTNAM   T. ROWE      PRICE      PINCUS
                                               LYNCH      EMERGING               GROWTH &     PRICE       INTER-      SMALL
                                               WORLD      MARKETS    EQ/PUTNAM    INCOME      EQUITY     NATIONAL    COMPANY
EQAT                                          STRATEGY     EQUITY     BALANCED     VALUE      INCOME      STOCK       VALUE
-------------------------------------------------------------------------------------------------------------------------------

Investment Management and Advisory Fee          0.70%       1.15%       0.55%       0.55%      0.55%       0.75%       0.65%
12b-1 Fee(6)                                    0.25%       0.25%       0.25%       0.25%      0.25%       0.25%       0.25%
Other Expenses                                  0.25%       0.35%       0.10%       0.05%      0.05%       0.20%       0.10%
===============================================================================================================================
   TOTAL EQAT ANNUAL EXPENSES(8)                1.20%       1.75%       0.90%       0.85%      0.85%       1.20%       1.00%
===============================================================================================================================

-------------------
Notes:


(1) Deducted upon a withdrawal with respect to amounts in excess of the 15% free corridor amount, and upon surrender of a Certificate. See "Withdrawal Charge" in Part 5.

(2) A portion of this charge is for providing the Guaranteed Minimum Death Benefit. See "Mortality and Expense Risks Charge" in Part 5.


(3) We reserve the right to increase this charge to an annual rate of 0.35%, the maximum permitted under the Certificates.


(4) The  deduction  of  this  charge  is  subject  to  regulatory   limits.  See
    "Distribution Charge" in Part 5.

(5 The 0.30% charge is for the baseBUILDER with the "6% Roll Up to Age 80" Guaranteed Minimum Death Benefit and the "Annual Ratchet to Age 80" Guaranteed Minimum Death Benefit. The charge for the baseBUILDER with the "6% Roll Up to Age 70" Guaranteed Minimum Death Benefit, available under only Traditional IRA Certificates, is 0.15%. See "baseBUILDER Benefits" in
    Part 3. If the baseBUILDER is elected, this charge is deducted annually on each Processing Date. See "baseBUILDER Benefits Charge" in Part 5. For the description of the Guaranteed Minimum Income Benefit benefit base, see "Guaranteed Minimum Income Benefit Benefit Base" in Part 4.

(6) The Class IB shares of HRT and EQAT are subject to fees imposed under distribution plans (herein, the "Rule 12b-1 Plans" ) adopted by HRT and EQAT pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. The Rule 12b-1 Plans provide that HRT and EQAT, on behalf of each Portfolio (other than the Alliance Small Cap Growth Portfolio of HRT), may pay annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class IB shares in respect of activities primarily intended to result in the sale of the Class IB shares. The 12b-1 fee will not be increased for the life of the Certificates. The Rule 12b-1 Plan for the Alliance Small Cap Growth Portfolio of HRT provides that Equitable Distributors Inc. ("EDI") will receive an annual fee not to exceed the lesser of (a) 0.25% of the average daily net assets of the Portfolio attributable to Class IB shares and (b) an amount that, when added to certain other expenses of the Class IB shares, would result in the ratio of expenses to average daily net assets attributable to Class IB shares equalling 1.20%.

(7) Effective May 1, 1997, a new Investment Advisory Agreement was entered into between HRT and Alliance Capital Management L.P. ("Alliance"), HRT's Investment Adviser, which effected changes in HRT's management fee and expense structure. See HRT's prospectus for more information. The amounts shown for the Portfolios of HRT are based on average daily net assets for the year ended December 31, 1997 and have been restated to reflect (i) the fees that would have been paid to Alliance if the current Investment Advisory Agreement had been in effect as of January 1, 1997 and (ii) estimated accounting expenses for the year ending December 31, 1997. The investment management and advisory fees for each Portfolio may vary from year to year depending upon the average daily net assets of the respective Portfolio of HRT. The maximum investment management and advisory fees, however, cannot be increased without a vote of that Portfolio's shareholders. The other direct operating expenses will also fluctuate from year to year depending on actual expenses. See "HRT Charges to Portfolios" in Part 5.

(8) All EQAT Portfolios commenced operations on May 1, 1997, except the Morgan Stanley Emerging Markets Equity Portfolio, which commenced operations on August 20, 1997, and the following Portfolios, which had initial seed capital invested on December 31, 1997: BT Equity 500 Index, BT Small Company Index, and BT International Equity Index.

   The maximum investment management and advisory fees for each EQAT Portfolio cannot be increased without a vote of that Portfolio's shareholders. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses, however, EQ Financial Consultants, Inc. ("EQ Financial"), EQAT's manager, has entered into an expense limitation agreement with respect to each Portfolio ("Expense Limitation Agreement"), pursuant to which EQ Financial has agreed to waive or limit its fees and assume other expenses. Under the Expense Limitation Agreement, total annual operating expenses of each Portfolio (other than interest, taxes, brokerage commissions, capitalized expenditures, extraordinary expenses, and 12b-1 fees) are limited for the respective average daily net assets of each Portfolio as follows: BT Equity 500 Index - 0.30%; BT Small Company Index - 0.35%; BT International Equity Index - 0.55%; MFS Research, MFS Emerging Growth Companies, Merrill Lynch Basic Value Equity, EQ/Putnam Growth & Income Value, T. Rowe Price Equity Income - 0.60%; Merrill Lynch World Strategy and T. Rowe Price International - 0.95%; Morgan Stanley Emerging Markets Equity - 1.50%; EQ/Putnam Balanced - 0.65%; and Warburg Pincus Small Company - 0.75%.


   Absent the expense limitation, the "Other Expenses" for 1997 on an annualized basis for each of the following Portfolios would have been as follows: MFS Emerging Growth Companies - 1.02%; MFS Research - 0.98%; Merrill Lynch Basic Value Equity - 1.09%; Merrill Lynch World Strategy - 2.10%; Morgan Stanley Emerging Markets Equity - 1.21%; EQ/Putnam Balanced - 1.75%; EQ/Putnam Growth & Income Value - 0.95%; T. Rowe Price Equity Income - 0.94%; T. Rowe Price International Stock - 1.56%; and Warburg Pincus Small Company Value - 0.80%. For EQAT Portfolios which had initial seed capital invested on December 31, 1997, the "Other Expenses" for 1998 are estimated to be as follows (absent the expense limitation): BT Equity 500 Index - 0.29%; BT Small Company Index
   - 0.23%; and BT International Equity Index - 0.47%.
   See "EQAT Charges to Portfolios" in Part 5.


   Each Portfolio may at a later date make a reimbursement to EQ Financial for any of the management fees waived or limited and other expenses assumed and paid by EQ Financial pursuant to the Expense Limitation Agreement provided that, among other things, such Portfolio has reached sufficient size to permit such reimbursement to be made and provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the EQAT prospectus for more information.

We may also offer Equitable Accumulator certificates, which have other features, benefits and charges. A current prospectus for these other Equitable Accumulator certificates, if available, may be obtained from your agent.

EXAMPLES
--------


The examples below show the expenses that a hypothetical Certificate Owner (who has elected the baseBUILDER with a 6% Roll Up to Age 80 Guaranteed Minimum Death Benefit or an Annual Ratchet to Age 80 Guaranteed Minimum Death Benefit would pay in the two situations noted below assuming a $1,000 contribution plus a $30 Credit invested in one of the Investment Funds listed, and a 5% annual return on assets.(1)


These examples should not be considered a representation of past or future expenses for each Investment Fund or Portfolio. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

                EXPENSES REFLECTING BASEBUILDER BENEFIT ELECTION
--------------------------------------------------------------------------------

                                IF YOU SURRENDER YOUR CERTIFICATE AT THE       IF YOU DO NOT SURRENDER YOUR CERTIFICATE AT
                                END OF EACH PERIOD SHOWN, THE EXPENSES         THE END OF EACH PERIOD SHOWN, THE EXPENSES
                                WOULD BE:                                      WOULD BE:
                                1 YEAR     3 YEARS     5 YEARS     10 YEARS     1 YEAR     3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------------------------------------------------------
HRT
---

Alliance Conservative
   Investors
Alliance Growth Investors
Alliance Growth & Income
Alliance Common Stock
Alliance Global
Alliance International
Alliance Aggressive Stock
Alliance Small Cap Growth
Alliance Money Market
Alliance Intermediate Gov't
   Securities
Alliance High Yield                                           [to be inserted by amendment]



EQAT
----
BT Equity 500 Index
BT Small Company Index
BT International Equity Index
MFS Emerging
   Growth Companies
MFS Research
Merrill Lynch Basic Value
   Equity
Merrill Lynch World Strategy
Morgan Stanley Emerging
   Markets Equity
EQ/Putnam Balanced
EQ/Putnam Growth & Income
   Value
T. Rowe Price Equity Income
T. Rowe Price
   International Stock
Warburg Pincus
   Small Company Value

-------------------
See footnote on next page.

Note:

(1)The amount accumulated from the $1,000 contribution plus $30 Credit could not be paid in the form of an annuity at the end of any of the periods shown in the examples. If the amount applied to purchase an annuity is less than $2,000, or the initial payment is less than $20, we may pay the amount to the payee in a single sum instead of as payments under an annuity form. See "Annuity Benefits and Payout Annuity Options" in Part 4. The examples do not reflect charges for applicable taxes such as state or local premium taxes that may also be deducted in certain jurisdictions.

--------------------------------------------------------------------------------

                  PART 1: EQUITABLE LIFE, THE SEPARATE ACCOUNT
                            AND THE INVESTMENT FUNDS

--------------------------------------------------------------------------------

EQUITABLE LIFE

Equitable Life is a New York stock life insurance company that has been in business since 1859. For more than 100 years we have been among the largest life insurance companies in the United States. Our home office is located at 1290 Avenue of the Americas, New York, New York 10104. We are authorized to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. We maintain local offices throughout the United States.

Equitable Life is a wholly owned subsidiary of The Equitable Companies Incorporated (THE HOLDING COMPANY). The largest shareholder of the Holding Company is AXA-UAP (AXA). As of December 31, 1997, AXA beneficially owned approximately 58.7% of the outstanding common stock of the Holding Company. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial service companies.

Equitable Life, the Holding Company and their subsidiaries managed approximately $274.1 billion of assets as of December 31, 1997.

SEPARATE ACCOUNT NO. 45

Separate Account No. 45 is organized as a unit investment trust, a type of investment company, and is registered with the SEC under the Investment Company Act of 1940, as amended (1940 ACT). This registration does not involve any supervision by the SEC of the management or investment policies of the Separate Account. The Separate Account has several Investment Funds, each of which invests in shares of a corresponding Portfolio of HRT and EQAT. Because amounts allocated to the Investment Funds are invested in a mutual fund, investment return and principal will fluctuate and the Certificate Owner's Accumulation Units may be worth more or less than the original cost when redeemed.

Under the New York Insurance Law, the portion of the Separate Account's assets equal to the reserves and other liabilities relating to the Certificates are not chargeable with liabilities arising out of any other business we may conduct. Income, gains or losses, whether or not realized, from assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income gains or losses. This means that assets supporting Annuity Account Value in the Separate Account are not subject to claims of Equitable Life's creditors. We are the issuer of the Certificates, and the obligations set forth in the Certificates (other than those of Annuitants or Certificate Owners) are our obligations.

In addition to contributions made under the Certificates, we may allocate to the Separate Account monies received under other contracts, certificates, or agreements. Owners of all such contracts, certificates or agreements will participate in the Separate Account in proportion to the amounts they have in the Investment Funds that relate to their contracts, certificates or agreements. We may retain in the Separate Account assets that are in excess of the reserves and other liabilities relating to the Certificates or to other contracts, certificates or agreements, or we may transfer the excess to our General Account.

We reserve the right, subject to compliance with applicable law: (1) to add Investment Funds (or sub-funds of Investment Funds) to, or to remove Investment Funds (or sub-funds) from, the Separate Account, or to add other separate accounts; (2) to combine any two or more Investment Funds or sub-funds thereof;
(3) to transfer the assets we determine to be the share of the class of contracts to which the Certificates belong from any Investment Fund to another Investment Fund; (4) to operate the Separate Account or any Investment Fund as a management investment company under the 1940 Act, in which case charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against the Separate Account; (5) to deregister the Separate Account under the 1940 Act, provided that such action conforms with the requirements of applicable law; (6) to restrict or eliminate any voting rights as to the Separate Account; and (7) to cause one or more Investment Funds to invest some or all of their assets in one or more other trusts or investment companies. If any changes are made that result in a material change in the underlying investment policy of an Investment Fund, you will be notified as required by law.

THE TRUSTS

The Trusts are open-end management investment companies registered under the 1940 Act, more commonly called mutual funds. As a "series" type of mutual fund, each Trust issues several different series of stock, each of which relates to a different Portfolio of that Trust. HRT commenced operations in January 1976 with a predecessor of its Alliance Common Stock Portfolio. EQAT commenced operations on May 1, 1997. The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on a Portfolio's shares are reinvested in full and fractional shares of the Portfolio to which they relate. Each Investment Fund invests in Class IB shares of a corresponding Portfolio. All of the Portfolios, except for the Morgan Stanley Emerging Markets Equity Portfolio, are diversified for 1940 Act purposes. The Board of Trustees of HRT and EQAT may establish additional
Portfolios or eliminate existing Portfolios at any time. More detailed information about the Trusts, their investment objectives, policies, restrictions, risks, expenses, their respective Rule 12b-1 Plans relating to their respective Class IB shares, and other aspects of their operations, appears in the HRT prospectus (beginning after this prospectus), the EQAT prospectus (beginning after the HRT prospectus), or in their respective Statements of Additional Information, which are available upon request.

HRT'S MANAGER AND ADVISER

HRT is managed and its Portfolios are advised by Alliance Capital Management L.P. (ALLIANCE), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (ADVISERS ACT).

In its role as manager of HRT, Alliance has overall responsibility for the general management and administration of HRT, including selecting the portfolio managers for HRT's Portfolios, monitoring their investment programs and results, reviewing brokerage matters, performing fund accounting, overseeing compliance by HRT with various Federal and state statutes, and carrying out the directives of its Board of Trustees. With the approval of HRT's Trustees, Alliance may enter into agreements with other companies to assist with its administrative and management responsibilities to HRT.

As adviser for all HRT Portfolios, Alliance is responsible for developing the Portfolios' investment programs, making investment decisions for the Portfolios, placing all orders for the purchase and sale of those investments and performing certain limited related administrative functions.

ALLIANCE CAPITAL MANAGEMENT L.P.

Alliance, a leading international investment adviser, provides investment management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations.

Alliance is a publicly traded limited partnership incorporated in Delaware. On December 31, 1997, Alliance was managing approximately $218.7 billion in assets. Alliance employs 223 investment professionals, including 83 research analysts. Portfolio managers have average investment experience of more than 14 years.

Alliance is an indirect, majority-owned subsidiary of Equitable Life, and its main office is located at 1345 Avenue of the Americas, New York, NY 10105. Additional information regarding Alliance is located in the HRT prospectus which directly follows this prospectus.

EQAT'S MANAGER

EQ Financial Consultants, Inc. (EQ FINANCIAL), subject to the supervision and direction of the Board of Trustees of EQAT, has overall responsibility for the general management and administration of EQAT. EQ Financial is an investment adviser registered under the Advisers Act, and a broker-dealer registered under the Exchange Act. EQ Financial currently furnishes specialized investment advice to other clients, including individuals, pension and profit-sharing plans, trusts, charitable organizations, corporations, and other business entities. EQ Financial is a Delaware corporation and an indirect, wholly owned subsidiary of Equitable Life.

EQ Financial is responsible for providing management and administrative services to EQAT and selects the investment advisers for EQAT's Portfolios, monitors the EQAT advisers' investment programs and results, reviews brokerage matters, oversees compliance by EQAT with various Federal and state statutes, and carries out the directives of its Board of Trustees. EQ Financial Consultants, Inc.'s main office is located at 1290 Avenue of the Americas, New York, NY 10104.

Pursuant to a service agreement, Chase Global Funds Services Company assists EQ Financial in the performance of its administrative responsibilities to EQAT with other necessary administrative, fund accounting and compliance services.

EQAT'S INVESTMENT ADVISERS

Bankers Trust Company, Massachusetts Financial Services Company, Merrill Lynch Asset Management, L.P., Morgan Stanley Asset Management Inc., Putnam Investment Management Inc., T. Rowe Price Associates, Inc., and Rowe Price-Fleming
International, Inc., and Warburg Pincus Asset Management, Inc. serve as EQAT advisers only for their respective EQAT Portfolios.

Each EQAT adviser furnishes EQAT's manager, EQ Financial, with an investment program (updated periodically) for each of its Portfolios, makes investment decisions on behalf of its EQAT Portfolios, places all orders for the purchase and sale of investments for the Portfolio's account with brokers or dealers selected by such adviser and may perform certain limited related administrative functions.

The assets of each Portfolio are allocated currently among the EQAT advisers. If an EQAT Portfolio shall at any time have more than one EQAT adviser, the allocation of an EQAT Portfolio's assets among EQAT advisers may be changed at any time by EQ Financial.

BANKERS TRUST COMPANY

Bankers Trust Company (BANKERS TRUST) is a wholly owned subsidiary of Bankers Trust New York Corporation which was founded in 1903. Bankers Trust conducts a variety of general banking and trust activities and is a major wholesale supplier of financial services to the international and domestic institutional markets. Bankers Trust advises BT Equity 500 Index, a domestic equity portfolio, BT Small Company Index, an aggressive equity portfolio, and BT International Equity Index, an international equity portfolio. As of December 31, 1997,
Bankers Trust had approximately $317.8 billion in assets under management worldwide. The executive offices of Bankers Trust are located at 130 Liberty Street (One Bankers Trust Plaza), New York, NY 10006.

MASSACHUSETTS FINANCIAL SERVICES COMPANY

Massachusetts Financial Services Company (MFS) is America's oldest mutual fund organization, whose assets under management as of December 31, 1997 were approximately $70.2 billion on behalf of more than 2.7 million investors. MFS advises MFS Research, a domestic equity portfolio, and MFS Emerging Growth Companies, an aggressive equity portfolio. MFS is an indirect subsidiary of Sun Life Assurance Company of Canada and is located at 500 Boylston Street, Boston, MA 02116.

MERRILL LYNCH ASSET MANAGEMENT, L.P.

Founded in 1976, Merrill Lynch Asset Management, L.P. (MLAM) is a dedicated asset management affiliate of Merrill Lynch & Co., Inc., a financial management and advisory company with more than a century of experience. As of December 31, 1997, MLAM, along with its advisory affiliates held approximately $278 billion in investment company and other portfolio assets under management. MLAM advises Merrill Lynch Basic Value Equity, a domestic equity portfolio with a value approach to investing, and Merrill Lynch World Strategy, a global flexible asset allocation portfolio that invests in equities and fixed income securities worldwide. The company is located at 800 Scudders Mill Road, Plainsboro, NJ 08543-9011.

MORGAN STANLEY ASSET MANAGEMENT INC.

Morgan Stanley Asset Management Inc. (MSAM) provides a broad range of portfolio management services to customers in the United States and abroad and serves as an investment adviser to numerous open-end and closed-end investment companies. MSAM, together with its affiliated institutional investment management companies, had approximately $146 billion in assets under management and fiduciary care as of December 31, 1997. MSAM advises Morgan Stanley Emerging Markets Equity, an international equity portfolio. MSAM is a subsidiary of Morgan Stanley, Dean Witter & Co. and is located at 1221 Avenue of the Americas, New York, NY 10020.

PUTNAM INVESTMENT MANAGEMENT, INC.

Putnam Investment Management, Inc. (PUTNAM) has been managing mutual funds since 1937. As of December 31, 1997, Putnam and its affiliates managed more than $235 billion in assets. Putnam advises EQ/Putnam Balanced, a balanced stock and bond portfolio and EQ/Putnam Growth & Income Value, a domestic equity portfolio. Putnam is an indirect subsidiary of Marsh & McLennan Companies, Inc. and is located at One Post Office Square, Boston, MA 02109.

T. ROWE PRICE ASSOCIATES, INC. AND
ROWE PRICE-FLEMING INTERNATIONAL, INC.

Founded in 1937, T. Rowe Price Associates, Inc. (T. ROWE PRICE) provides investment management to both individuals and institutions. With its affiliates, assets under management were over $126 billion as of December 31, 1997. T. Rowe Price advises T. Rowe Price Equity Income, a domestic equity portfolio. The company is located at 100 East Pratt Street, Baltimore, MD 21202.

Rowe Price-Fleming International, Inc., (PRICE-FLEMING) was founded as a joint venture between T. Rowe Price and Robert Fleming Holdings, Ltd., a diversified British investment organization. Price-Fleming's predominately non-U.S. assets under management were the equivalent to approximately $30 billion as of December 31, 1997. Price-Fleming advises T. Rowe Price International Stock, an international equity portfolio, and is located at 100 East Pratt Street, Baltimore, MD 21202.

WARBURG PINCUS ASSET MANAGEMENT, INC.

Warburg Pincus Asset Management, Inc. (WPAM) is a professional investment advisory firm which provides services to investment companies, employee benefit plans, endowment funds, foundations, and other institutions and individuals. Assets under management were approximately $19.6 billion as of December 31, 1997. WPAM is indirectly controlled by Warburg, Pincus & Co., a New York partnership, which serves as a holding company of WPAM. WPAM advises Warburg Pincus Small Company Value, an aggressive equity portfolio. The company is located at 466 Lexington Avenue, New York, NY 10017.

Additional information regarding each of the companies which serve as an EQAT adviser appears in the EQAT prospectus beginning after the HRT prospectus.

INVESTMENT POLICIES AND OBJECTIVES OF HRT'S PORTFOLIOS AND EQAT'S PORTFOLIOS

Each Portfolio has a different investment objective which it tries to achieve by following separate investment policies. The policies and objectives of each Portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. Set forth below is a summary of the investment policies and objectives of each Portfolio. This summary is qualified in its entirety by reference to the prospectuses for HRT and EQAT, both of which accompany this prospectus. Please read the prospectuses for each of the trusts carefully before investing.

-------------------------------------------------------------------------------------------------------------------------------
           HRT PORTFOLIO                             INVESTMENT POLICY                                OBJECTIVE
-------------------------------------------------------------------------------------------------------------------------------

Alliance Conservative                 Diversified mix of publicly traded equity and       High total return without, in the
   Investors                          debt securities.                                    adviser's opinion, undue risk to
                                                                                          principal
-------------------------------------------------------------------------------------------------------------------------------

Alliance Growth Investors             Diversified mix of publicly traded equity and       High total return consistent with
                                      fixed-income securities, including at times         the adviser's determination of
                                      common stocks issued by intermediate and            reasonable risk
                                      small-sized companies and at times
                                      lower-quality fixed-income securities commonly
                                      known as "junk bonds."
-------------------------------------------------------------------------------------------------------------------------------
Alliance Growth & Income              Primarily income producing common stocks and        High total return through a
                                      securities convertible into common stocks.          combination of current income and
                                                                                          capital appreciation
-------------------------------------------------------------------------------------------------------------------------------
Alliance Common Stock                 Primarily common stock and other equity-type        Long-term growth of capital and
                                      instruments.                                        increasing income
-------------------------------------------------------------------------------------------------------------------------------
Alliance Global                       Primarily equity securities of non-United           Long-term  growth  of  capital
                                      States as well as United States companies.
-------------------------------------------------------------------------------------------------------------------------------
Alliance International                Primarily equity securities selected                Long-term growth of capital
                                      principally to permit participation in
                                      non-United States companies with prospects for
                                      growth.
-------------------------------------------------------------------------------------------------------------------------------
Alliance Aggressive Stock             Primarily common stocks and other equity-type       Long-term growth of capital
                                      securities issued by quality small- and
                                      intermediate-sized companies with strong growth
                                      prospects and in covered options on those
                                      securities.
-------------------------------------------------------------------------------------------------------------------------------
Alliance Small Cap Growth             Primarily U.S. common stocks and other              Long-term growth of capital
                                      equity-type securities issued by smaller
                                      companies that, in the opinion of the adviser,
                                      have favorable growth prospects.
-------------------------------------------------------------------------------------------------------------------------------
Alliance Money Market                 Primarily high-quality U.S. dollar-denominated      High level of current income
                                      money market instruments.                           while preserving assets and
                                                                                          maintaining liquidity
-------------------------------------------------------------------------------------------------------------------------------
Alliance Intermediate                 Primarily debt securities issued or guaranteed      High current income consistent
   Government Securities              as to principal and interest by the U.S.            with relative stability of
                                      government or any of its agencies or                principal
                                      instrumentalities. Each investment will have a
                                      final maturity of not more than 10 years or a
                                      duration not exceeding that of a 10-year
                                      Treasury note.
-------------------------------------------------------------------------------------------------------------------------------

Alliance High Yield                   Primarily a diversified mix of high-yield,          High return by maximizing current
                                      fixed-income securities which generally involve     income and, to the extent
                                      greater volatility of price and risk of             consistent with that objective,
                                      principal and income than higher-quality            capital appreciation
                                      fixed-income securities. Lower-quality debt
                                      securities are commonly known as "junk bonds."

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

           EQAT PORTFOLIO                            INVESTMENT POLICY                                OBJECTIVE
-------------------------------------------------------------------------------------------------------------------------------
BT Equity 500 Index                   Invest in a statistically selected sample of        Replicate as closely as possible
                                      the 500 stocks included in the S&P 500.             (before the deduction of
                                                                                          Portfolio expenses) the total
                                                                                          return of the S&P 500
-------------------------------------------------------------------------------------------------------------------------------
BT Small Company Index                Invest in a statistically selected sample of        Replicate as closely as possible
                                      the 2,000 stocks included in the Russell 2000       (before the deduction of
                                      Index ("Russell 2000").                             Portfolio expenses) the total
                                                                                          return of the Russell 2000
-------------------------------------------------------------------------------------------------------------------------------
BT International Equity Index         Invest in a statistically selected sample of        Replicate as closely as possible
                                      the securities of companies included in the         (before the deduction of
                                      Morgan Stanley Capital International Europe,        Portfolio expenses) the total
                                      Australia, Far East Index ("EAFE"), although        return of the EAFE
                                      not all companies within a country will be
                                      represented in the Portfolio at the same time.
-------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                   Primarily (i.e., at least 80% of its assets         Long-term growth of capital
   Companies                          under normal circumstances) in common stocks of
                                      emerging growth companies that the adviser
                                      believes are early in their life cycle but
                                      which have the potential to become major
                                      enterprises.
-------------------------------------------------------------------------------------------------------------------------------
MFS Research                          A substantial portion of assets invested in         Long-term growth of capital and
                                      common stock or securities convertible into         future income
                                      common stock of companies  believed by the
                                      adviser to  possess  better  than  average
                                      prospects for long-term growth.
-------------------------------------------------------------------------------------------------------------------------------
Merrill Lynch Basic  Value            Investment in securities, primarily equities,       Capital appreciation and, secondarily,
   Equity                             that the adviser believes are undervalued           income
                                      and therefore represent basic investment
                                      value.
-------------------------------------------------------------------------------------------------------------------------------
Merrill Lynch World Strategy          Investment primarily in a portfolio of equity       High total investment return
                                      and fixed-income securities, including
                                      convertible securities, of U.S. and foreign
                                      issuers.
-------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Emerging Markets       Primarily equity securities of emerging market      Long-term capital appreciation
   Equity                             country issuers with a focus on those in which
                                      the adviser believes the economies are
                                      developing strongly and in which the markets
                                      are becoming more sophisticated.
-------------------------------------------------------------------------------------------------------------------------------
EQ/Putnam Balanced                    A well-diversified portfolio of stocks and          Balanced investment
                                      bonds that will produce both capital growth and
                                      current income.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
     EQAT PORTFOLIO (CONTINUED)                      INVESTMENT POLICY                                OBJECTIVE
-------------------------------------------------------------------------------------------------------------------------------
EQ/Putnam Growth                      Primarily common stocks that offer potential        Capital growth and, secondarily,
   & Income Value                     for capital growth and may, consistent with the     current income
                                      Portfolio's investment objective, invest in
                                      common stocks that offer potential for current
                                      income.
-------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income           Primarily dividend paying common stocks of          Substantial dividend income and
                                      established companies.                              also capital appreciation
-------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock     Primarily common stocks of established              Long-term growth of capital
                                      non-United States companies.
-------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Small                  Primarily in a portfolio of equity securities       Long-term capital appreciation
   Company Value                      of small capitalization companies (i.e.,
                                      companies having market capitalizations of
                                      $1  billion or less at the time of initial
                                      purchase) that the adviser considers to be
                                      relatively undervalued.
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      PART 2: THE GUARANTEED PERIOD ACCOUNT

--------------------------------------------------------------------------------
GIROS


Each  amount  allocated  to a GIRO  and  held  to  the  GIRO's  Expiration  Date accumulates  interest  at a  Guaranteed  Rate.  The  Guaranteed  Rate  for  each
allocation  is  the  annual  interest  rate  applicable   under  your  class  of
Certificate to new allocations to that GIRO, which was in effect on the Transaction Date for the allocation. We may establish different Guaranteed Rates under other classes of Certificates. We use the term GUARANTEED PERIOD AMOUNT to refer to the amount allocated to and accumulated in each GIRO. The Guaranteed Period Amount is reduced or increased by any market value adjustment as a result of withdrawals, transfers or charges (see below).


Your Guaranteed Period Account contains the GIROs to which you have allocated Annuity Account Value. On the Expiration Date of a GIRO, its Guaranteed Period Amount and its value in the Guaranteed Period Account are equal. We call the Guaranteed Period Amount on an Expiration Date the GIRO's Maturity Value. We report the Annuity Account Value in your Guaranteed Period Account to reflect any market value adjustment that would apply if all Guaranteed Period Amounts were withdrawn as of the calculation date. The Annuity Account Value in the Guaranteed Period Account with respect to the GIROs on any Business Day, therefore, will be the sum of the present value of the Maturity Value in each GIRO, using the Guaranteed Rate in effect for new allocations to each such GIRO on such date.

GIROs and Expiration Dates


We currently offer GIROs ending on February 15th for each of the maturity years 1999 through 2008. Not all of these GIROs will be available for Annuitant ages 76 and above. See "Allocation of Contributions" in Part 3. Also, the GIROs may not be available for investment in all states. As GIROs expire we expect to add maturity years so that generally 10 are available at any time.


We will not accept allocations to a GIRO if, on the Transaction Date:

o Such Transaction Date and the Expiration Date for such GIRO fall within the same calendar year.

o The Guaranteed Rate is 3%.

o The GIRO has an Expiration Date beyond the February 15th immediately following the Annuity Commencement Date.

Guaranteed Rates and Price Per $100 of Maturity Value

Because the Maturity Value of a contribution allocated to a GIRO can be determined at the time it is made, you can determine the amount required to be allocated to a GIRO in order to produce a target Maturity Value (assuming no transfers or withdrawals are made and no charges are allocated to the GIRO). The required amount is the present value of that Maturity Value at the Guaranteed Rate on the Transaction Date for the contribution, which may also be expressed as the price per $100 of Maturity Value on such Transaction Date.


Guaranteed Rates for new allocations as of ________, 1998 and the related price per $100 of Maturity Value for each currently available GIRO were as follows:

-------------------------------------------------------------
      GUARANTEE
    PERIODS WITH          GUARANTEED
   EXPIRATION DATE        RATE AS OF            PRICE
  FEBRUARY 15TH OF        ________,          PER $100 OF
    MATURITY YEAR            1998          MATURITY VALUE
-------------------------------------------------------------
        1999                 x.xx%             $xx.xx
        2000                 x.xx               xx.xx
        2001                 x.xx               xx.xx
        2002                 x.xx               xx.xx
        2003                 x.xx               xx.xx
        2004                 x.xx               xx.xx
        2005                 x.xx               xx.xx
        2006                 x.xx               xx.xx
        2007                 x.xx               xx.xx
        2008                 x.xx               xx.xx
-------------------------------------------------------------


Allocation among GIROs

The same approach as described above may also be used to determine the amount which you would need to allocate to each GIRO in order to create a series of constant Maturity Values for two or more years.


For example, if you wish to have $100 mature on February 15th of each of years 1999 through 2003, then according to the above table the lump sum contribution you would have to make as of ________, 1998 would be $______ (the sum of the prices per $100 of Maturity Value for each maturity year from 1999 through
2003).


The above example is provided to illustrate the use of present value calculations. It does not take into account the potential for charges to be deducted, withdrawals or transfers to be made from GIROs or for the market value adjustment that would apply to such transactions. Actual calculations will be based on Guaranteed Rates on each actual Transaction Date, which may differ.

Options at Expiration Date


We will notify you on or before December 31st prior to the Expiration Date of each GIRO in which you have any Guaranteed Period Amount. You may elect one of the following options to be effective at the Expiration Date, subject to the restrictions set forth on the prior page and under "Allocation of Contributions" in Part 3:


     (a) to transfer the Maturity Value into any GIRO we are then offering, or into any of our Investment Funds; or

     (b) to withdraw the Maturity Value (subject to any withdrawal charges which may apply).

If we have not received your election as of the Expiration Date, the Maturity Value in the expired GIRO will be transferred into the GIRO with the earliest Expiration Date.

MARKET VALUE ADJUSTMENT FOR TRANSFERS, WITHDRAWALS OR SURRENDER PRIOR TO THE EXPIRATION DATE

Any withdrawal (including transfers, surrender and deductions) from a GIRO prior to its Expiration Date will cause any remaining Guaranteed Period Amount for that GIRO to be increased or decreased by a market value adjustment. The amount of the adjustment will depend on two factors: (a) the difference between the Guaranteed Rate applicable to the amount being withdrawn and the Guaranteed Rate on the Transaction Date for new allocations to a GIRO with the same Expiration Date, and (b) the length of time remaining until the Expiration Date. In general, if interest rates have risen between the time when an amount was originally allocated to a GIRO and the time it is withdrawn, the market value adjustment will be negative, and vice versa; and the longer the period of time remaining until the Expiration Date, the greater the impact of the interest rate difference. Therefore, it is possible that a significant rise in interest rates could result in a substantial reduction in your Annuity Account Value in the Guaranteed Period Account related to longer-term GIROs.

The market value adjustment (positive or negative) resulting from a withdrawal of all funds from a GIRO will be determined for each contribution allocated to that Period as follows:

(1) We determine the present value of the Maturity Value on the Transaction Date as follows:

    (a) We determine the Guaranteed Period Amount that would be payable on the Expiration Date, using the applicable Guaranteed Rate.

    (b) We determine the period remaining in your GIRO (based on the Transaction
        Date) and convert it to fractional years based on a 365-day year. For example, three years and 12 days becomes 3.0329.

    (c) We  determine  the  current   Guaranteed   Rate  which  applies  on  the
        Transaction Date to new allocations to the same GIRO.

    (d) We determine the present value of the Guaranteed Period Amount payable at the Expiration Date, using the period determined in (b) and the rate determined in (c).

(2) We determine the Guaranteed Period Amount as of the current date.

(3) We subtract (2) from the result in (1)(d). The result is the market value adjustment applicable to such GIRO, which may be positive or negative.

The market value adjustment (positive or negative) resulting from a withdrawal (including any withdrawal charges) of a portion of the amount in a GIRO will be a percentage of the market value adjustment that would be applicable upon a withdrawal of all funds from a GIRO. This percentage is determined by (i) dividing the amount of the withdrawal or transfer from the GIRO by (ii) the Annuity Account Value in such GIRO prior to the withdrawal or transfer. See Appendix I for an example.

The Guaranteed Rate for new allocations to a GIRO is the rate we have in effect for this purpose even if new allocations to that GIRO would not be accepted at the time. This rate will not be less than 3%. If we do not have a Guaranteed Rate in effect for a GIRO to which the "current Guaranteed Rate" in (1)(c) would apply, we will use the rate at the next closest Expiration Date. If we are no longer offering new GIROs, the "current Guaranteed Rate" will be determined in accordance with our procedures then in effect. For purposes of calculating the market value adjustment only, we reserve the right to add up to 0.25% to the current rate in (1)(c) above.


INVESTMENTS

Amounts allocated to GIROs will be held in a "nonunitized" separate account established by Equitable Life under the laws of New York. This separate account provides an additional measure of assurance that full payment of amounts due under the GIROs will be made. Under the New York Insurance Law, the portion of the separate account's assets equal to the reserves and other contract liabilities relating to the Certificates are not chargeable with liabilities arising out of any other business we may conduct.


Investments purchased with amounts allocated to the Guaranteed Period Account (and any earnings on those amounts) are the property of Equitable Life. Any favorable investment performance on the assets held in the separate account accrues solely to Equitable Life's benefit. Certificate Owners do not participate in the performance of the assets held in this separate account.

Equitable Life may, subject to applicable state law, transfer all assets allocated to the separate account to its general account. Regardless of whether assets supporting Guaranteed Period Accounts are held in a separate account or our general account, all benefits relating to the Annuity Account Value in the Guaranteed Period Account are guaranteed by Equitable Life.

Equitable Life has no specific formula for establishing the Guaranteed Rates for the GIROs. Equitable Life expects the rates to be influenced by, but not necessarily correspond to, among other things, the yields on the fixed-income securities to be acquired with amounts that are allocated to the GIROs at the time that the Guaranteed Rates are established. Our current plans are to invest such amounts in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities and government and agency issues having durations in the aggregate consistent with those of the GIROs.

Although the foregoing generally describes Equitable Life's plans for investing the assets supporting Equitable Life's obligations under the fixed portion of the Certificates, Equitable Life is not obligated to invest those assets according to any particular plan except as may be required by state insurance laws, nor will the Guaranteed Rates Equitable Life establishes be determined by the performance of the nonunitized separate account.

General Account


Our general account supports all of our policy and contract guarantees, including those applicable to the Guaranteed Period Account, as well as our general obligations. Credits allocated to your Annuity Account Value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of applicable exemptions and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933, as amended (1933 ACT), nor is the general account an investment company under the 1940 Act. Accordingly, the general account is not subject to regulation under the 1933 Act or the 1940 Act. However, the market value adjustment interests under the Certificates are registered under the 1933 Act.

We have been advised that the staff of the SEC has not made a review of the disclosure that is included in the prospectus for your information that relates to the general account (other than market value adjustment interests). The disclosure, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

--------------------------------------------------------------------------------


         PART 3: PROVISIONS OF THE CERTIFICATES AND SERVICES WE PROVIDE


--------------------------------------------------------------------------------


WHAT IS THE EQUITABLE ACCUMULATOR?

The Equitable Accumulator is a deferred annuity designed to provide for the accumulation of retirement savings, and for income at a future date. Investment Options available are Investment Funds providing variable returns and GIROs providing guaranteed interest when held to maturity. Equitable Accumulator Certificates can be issued as two different types of individual retirement annuities (IRAS), TRADITIONAL IRAS and ROTH IRAS, or non-qualified annuities
(NQ). NQ Certificates may also be used as an investment vehicle for qualified plans (QP). The provisions of your Certificate may be restricted by applicable laws or regulations. Roth IRA Certificates may not currently be available in your state. Your agent can provide information about state availability, or you may contact our Processing Office.


Earnings generally accumulate on a tax-deferred basis until withdrawn or when distributions become payable. Withdrawals made prior to 59 1/2 may also be subject to tax penalty.

IRA CERTIFICATES

IRA Certificates are available for Annuitant issue ages 20 through 78. IRA Certificates are not available in Puerto Rico.

NQ CERTIFICATES


NQ Certificates are available for Annuitant issue ages 0 through 80.


QP CERTIFICATES

When issued with the appropriate endorsement, an NQ Certificate may be purchased by a plan qualified under Section 401(a) or 401(k) of the Code. Such purchases may not be available in all states. QP Certificates are available for Annuitant issue ages 20 through 70. Plan fiduciaries considering purchase of a Certificate should read the important information in "Appendix II: Purchase Considerations for QP Certificates."

JOINT OWNERSHIP

If Joint Owners are named under an NQ Certificate, both Owners must be of legal age, and joint ownership with non-natural persons is not permitted. Unless otherwise provided in writing, the exercise of any ownership right in the Certificate must be in a written form satisfactory to us and signed by both Owners. A Joint Owner designation supersedes any beneficiary designation (see "Death Benefit" below). This feature may not currently be available in your state. Your agent can provide information about state availability, or you may contact our Processing Office.

CONTRIBUTIONS UNDER THE CERTIFICATES


The minimum initial contribution under all Certificates is $25,000. We may refuse to accept any contribution if the sum of all contributions under all accumulation Certificates with the same Annuitant would then total more than $1,500,000. We reserve the right to limit aggregate contributions made after the first Contract Year to 150% of first-year contributions. We may also refuse to accept any contribution if the sum of all contributions under all Equitable Life annuity accumulation certificates/contracts that you own would then total more than $2,500,000.


Contributions are credited as of the Transaction Date.

IRA CERTIFICATES


Under Traditional IRA Certificates, we will only accept initial contributions which are either rollover contributions under Sections 402(c), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code, or direct custodian-to-custodian transfers from other traditional individual retirement arrangements. Under Roth IRA Certificates, we will only accept rollover contributions from Traditional IRAs, or Roth IRAs, or direct custodian-to-custodian transfers from other Roth IRAs. See "Part 7: Tax Aspects of the Certificates."


Under IRA Certificates, you may make subsequent contributions of at least $1,000. Subsequent Traditional IRA Certificate contributions may be "regular" IRA contributions (limited to a maximum of $2,000 a year), or rollover contributions or direct transfers as described above.


"Regular" contributions to Traditional IRAs may not be made for the taxable year in which you attain age 70 1/2 or thereafter. Rollover and direct transfer contributions may be made until you attain age 79. However, under the Code, any amount contributed after you attain age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made. See "Traditional Individual Retirement Annuities (Traditional IRAs)" in Part 7. For the consequences of making a "regular" IRA contribution to your IRA Certificate, also see Part 7.


We will not accept "regular" IRA contributions to Roth IRAs. Rollover and direct custodian-to-custodian transfer contributions can be made any time until you attain age 79, provided you meet certain requirements.

See "Roth Individual Retirement Annuities (Roth IRAs)" in Part 7.


NQ CERTIFICATES


Under NQ Certificates, you may make subsequent contributions of at least $1,000 at any time until the Annuitant attains age 81.


QP CERTIFICATES

Under QP Certificates, we will only accept contributions which are employer contributions from a trust under a plan qualified under Section 401(a) of the Code. If a defined contribution plan is qualified under Section 401(k) of the Code, contributions may include employee pre-tax and employer matching contributions, but not employee after-tax contributions to the plan. For defined benefit plans, contributions may not be made by employees. The employer shall contribute to the Certificates such amounts as shall be determined by the plan trustee.

Under QP Certificates, you may make subsequent contributions of at least $1,000 once per Contract Year at any time during the Contract Year until the Annuitant attains age 71.

METHODS OF PAYMENT

Except as indicated under "Wire Transmittals" and "Automatic Investment Plan" below, all contributions must be made by check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars and payable to Equitable Life. Third party checks endorsed to Equitable Life are not acceptable forms of payment except in cases of a rollover from a qualified plan, a tax-free exchange under the Code or a trustee check that involves no refund. All checks are accepted subject to collection. Equitable Life reserves the right to reject a payment if an unacceptable form of payment is received.

Contributions must be sent to Equitable Life at our Processing Office address designated for contributions. Your initial contribution must be accompanied by a completed application which is acceptable to us. In the event the application information is incomplete or the application is otherwise not acceptable, we may retain your contribution for a period not exceeding five Business Days while an attempt is made to obtain the required information. If the required information cannot be obtained within those five Business Days, the Processing Office will inform the agent, on behalf of the applicant, of the reasons for the delay or non-acceptability and return the contribution immediately to the applicant, unless the applicant specifically consents to our retaining the contribution until the required information is received by the Processing Office.

Section 1035 Exchanges


You may apply the values of an existing NQ life insurance or deferred annuity contract to purchase an Equitable Accumulator NQ Certificate in a tax-deferred exchange, if you follow certain procedures. For further information, consult your tax adviser. See also "Taxation of Non-Qualified Annuities: Withdrawals" in
Part 7. In the case of joint ownership, 1035 exchanges will not be permitted unless both owners authorize the exchange.


Automatic Investment Program

Our Automatic Investment Program (AIP) provides for a specified amount to be automatically deducted from a bank checking account, bank money market account, or credit union checking account and to be contributed as a subsequent contribution into an NQ or a Traditional IRA Certificate on a monthly or quarterly basis. AIP is not available for Roth IRA and QP Certificates.


The minimum amount that will be deducted is $100 monthly and $300 quarterly (subject to the maximum $2,000 annually for Traditional IRAs). AIP subsequent contributions may be allocated to any of the Investment Funds and available GIROs. You may elect AIP by properly completing the appropriate form, which is available from your agent, and returning it to our Processing Office. You elect which day of the month (other than the 29th, 30th, or 31st) you wish to have your account debited. That date, or the next Business Day if that day is a non-Business Day, will be the Transaction Date.


You may cancel AIP at any time by notifying our Processing Office in writing at least two business days prior to the next scheduled transaction. Equitable Life is not responsible for any debits made to your account prior to the time written notice of revocation is received at our Processing Office.

ALLOCATION OF CONTRIBUTIONS


You may choose Self-Directed or Principal Assurance allocations.


A contribution allocated to an Investment Fund purchases Accumulation Units in that Investment Fund based on the Accumulation Unit Value for that Investment Fund computed for the Transaction Date. A contribution allocated to the Guaranteed Period Account will have the Guaranteed Rate for the specified GIRO offered on the Transaction Date.


A Credit will be allocated to your Annuity Account Value when we receive a contribution from you. The Credit is equal to 3% of the amount of each contribution. Credits are allocated pro rata to the Investment Options in the same proportion as your contributions are allocated. If you annuitize your Certificate within three years of making a subse-quent contribution, we will recover the amount of any Credit applicable to such contribution.

Credits are not considered to be investment or basis in the Certificate for income tax purposes. See "Part 7: Tax Aspects of the Certificates."



Self-Directed Allocation

You allocate your contributions to one or up to all of the available Investment Funds and GIROs. Allocations among the available Investment Options must be in whole percentages. Allocation percentages can be changed at any time by writing to our Processing Office, or by telephone. The change will be effective on the Transaction Date and will remain in effect for future contributions unless another change is requested.


At Annuitant ages 76 and above, allocations to GIROs must be limited to those with maturities of five years or less and with maturity dates no later than the February 15th immediately following the Annuity Commencement Date.

Principal Assurance Allocation

This option (for Annuitant issue ages up through age 75) assures that your Maturity Value in a specified GIRO will equal your initial contribution on the GIRO's Expiration Date, while at the same time allowing you to invest in the Investment Funds. It may be elected only at issue of your Certificate and assumes no withdrawals or transfers from the GIRO. The maturity year generally may not be later than 10 years nor earlier than seven years from the Contract Date. In order to accomplish this strategy, we will allocate a portion of your initial contribution to the selected GIRO. See "Guaranteed Rates and Price Per $100 of Maturity Value" in Part 2. The balance of your initial contribution and all subsequent contributions must be allocated under "Self-Directed Allocation" as described above.


If you are applying for a Traditional IRA Certificate, before you select a maturity year that would extend beyond the year in which you will attain age 70 1/2, you should consider your ability to take minimum distributions from other Traditional IRA funds that you may have or from the Investment Funds to the extent possible. See "Traditional Individual Retirement Annuities (Traditional
IRAs): Required Minimum Distributions" in Part 7.


FREE LOOK PERIOD

You have the right to examine your Certificate for a period of 10 days after you receive it, and to return it to us for a refund. You cancel it by sending it to our Processing Office. The free look period is extended if your state requires a refund period of longer than 10 days.


Your refund will equal the Annuity Account Value reflecting any investment gain or loss, and any positive or negative market value adjustment, through the date we receive your Certificate at our Processing Office, minus the amount of any Credits as of the date applied. Some states or Federal income tax regulations may require that we calculate the refund differently. If you cancel your Certificate during the free look period, we may require that you wait six months before you may apply for a Certificate with us again.

We follow these same procedures if you change your mind before you receive your Certificate, but after a contribution has been made. See "Part 7: Tax Aspects of the Certificates" for possible consequences of cancelling your Certificate during the free look period.


In the case of a complete conversion of an existing Equitable Accumulator Traditional IRA Certificate to an Equitable Accumulator Roth IRA Certificate, you may cancel your Equitable Accumulator Roth IRA Certificate and return to an Equitable Accumulator Traditional IRA Certificate by following the instructions in the request for full conversion form available from our Processing Office or your agent.

ANNUITY ACCOUNT VALUE

Your Annuity Account Value is the sum of the amounts in the Investment Options.

Annuity Account Value in Investment Funds


The Annuity Account Value in an Investment Fund on any Business Day is equal to the number of Accumulation Units in that Investment Fund times the Accumulation Unit Value for the Investment Fund for that date. The number of Accumulation Units in an Investment Fund at any time is equal to the sum of Accumulation
Units purchased by contributions, Credits and transfers less the sum of Accumulation Units redeemed for withdrawals, transfers or deductions for charges.


The number of Accumulation Units purchased or sold in any Investment Fund equals the dollar amount of the transaction divided by the Accumulation Unit Value for that Investment Fund for the applicable Transaction Date.

The number of Accumulation Units will not vary because of any later change in the Accumulation Unit Value. The Accumulation Unit Value varies with the investment performance of the corresponding Portfolios of each respective trust, which in turn reflects the investment income and realized and unrealized capital gains and losses of the Portfolios, as well as each respective trust's fees and expenses. The Accumulation Unit Value is also stated after deduction of the Separate Account asset charges relating to the Certificates. A description of the computation of the Accumulation Unit Value is found in the SAI.

Annuity Account Value in Guaranteed Period Account


The Annuity Account Value in the Guaranteed Period Account on any Business Day will be the sum of the present value of the Maturity Value in each GIRO, using the Guaranteed Rate in effect for new allocations to such GIRO on such date. (This is equivalent to the Guaranteed Period Amount increased or decreased by the full market value adjustment.) The Annuity Account Value, therefore, may be higher or lower than the contributions (less withdrawals) accumulated at the Guaranteed Rate. At the Expiration Date the Annuity Account Value in the Guaranteed Period Account will equal the Maturity Value.


TRANSFERS AMONG INVESTMENT OPTIONS

At any time prior to the Annuity Commencement Date, you may transfer all or portions of your Annuity Account Value among the Investment Options, subject to the following:


o Transfers out of a GIRO other than at the Expiration Date will result in a market value adjustment. See "Part 2: The Guaranteed Period Account."


o At Annuitant age 76 and above, transfers to GIROs must be limited to those with maturities of five years or less and with maturity dates no later than the February 15th immediately following the Annuity Commencement Date.

o Transfers may not be made to a GIRO with an Expiration Date in the current calendar year, or if the Guaranteed Rate is 3%.

Transfer requests must be made directly to our Processing Office. Your request for a transfer should specify your Certificate number, the amounts or percentages to be transferred and the Investment Options to and from which the amounts are to be transferred. Your transfer request may be in writing or by telephone.

For telephone transfer requests, procedures have been established by Equitable Life that are considered to be reasonable and are designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation. In light of the procedures established, Equitable Life will not be liable for following telephone instructions that it reasonably believes to be genuine.

We may restrict, in our sole discretion, the use of an agent acting under a power of attorney, such as a market timer, on behalf of more than one Certificate Owner to effect transfers. Any agreements to use market timing services to effect transfers are subject to our rules then in effect and must be on a form satisfactory to us.

A transfer request will be effective on the Transaction Date and the transfer to or from Investment Funds will be made at the Accumulation Unit Value next computed after the Transaction Date. All transfers will be confirmed in writing.

DOLLAR COST AVERAGING


If you have at least $25,000 of Annuity Account Value in the Alliance Money Market Fund, you may choose to have a specified dollar amount or percentage of your Annuity Account Value transferred from the Alliance Money Market Fund to other Investment Funds on a monthly, quarterly or annual basis. The main objective of dollar cost averaging is to attempt to shield your investment from short-term price fluctuations. Since approximately the same dollar amounts are transferred from the Alliance Money Market Fund to the other Investment Funds periodically, more Accumulation Units are purchased in an Investment Fund if the value per Accumulation Unit is low and fewer Accumulation Units are purchased if the value per Accumulation Unit is high. Therefore, a lower average value per Accumulation Unit may be achieved over the long term. This plan of investing allows you to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets. You may not have Annuity Account Value transferred to the GIROs. This program may be elected at any time.

The dollar cost averaging option may be elected at the time you apply for the Certificate or at a later date. The minimum amount that may be transferred on each Transaction Date is $250. The maximum amount which may be transferred is equal to the Annuity Account Value in the Alliance Money Market Fund at the time the program is elected, divided by the number of transfers scheduled to be made each Contract Year.

The transfer date will be the same calendar day each month as the Contract Date. If, on any transfer date, the Annuity Account Value in the Alliance Money Market Fund is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the Dollar Cost Averaging program will end. You may change the transfer amount once each Contract Year, or cancel this program by sending us satisfactory notice to our Processing Office at least seven calendar days before the next transfer date.


REBALANCING

We currently offer a rebalancing program under which you authorize us to automatically transfer your Annuity Account Value among the Investment Funds selected by you in order to maintain a particular percentage allocation (which you specify) in such Investment Funds. Such percentages must be in whole numbers. You select the period of time at the end of which the transfers will take place. The period of time may be quarterly, semiannually, or annually on a Contract Year basis on the same day of the month as the Contract Date (other than the 29th, 30th or 31st). Rebalancing automatically reallocates the Annuity Account Value in the chosen Investment Funds at the end of each period to the specified allocation percentages. The transfers to and from each chosen Investment Fund will be made at the Accumulation Unit Value next computed after the Transaction Date. Rebalancing is not available for amounts in the Guaranteed Period Account.


Rebalancing does not assure a profit or protect against a loss in declining markets and should be periodically reviewed as your needs may change. You may want to discuss the rebalancing program with your financial adviser before electing such program.

You may elect the rebalancing program at any time by properly completing the appropriate form, which is available from your agent or our Processing Office.

You may change your rebalancing allocation percentages or cancel this program at any time by submitting a request in a form satisfactory to us. Such request must be received at our Processing Office at least seven days before the next scheduled rebalancing date. A transfer request from you while the rebalancing program is in effect, will cancel the rebalancing program.


Rebalancing may not be elected if the Dollar Cost Averaging program (discussed above) is in effect.


BASEBUILDER BENEFITS


The baseBUILDER option provides guaranteed benefits in the form of a Combined Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit. The combined benefit is available for Annuitant issue ages 20 through 75 and is subject to an additional charge (see "baseBUILDER Benefits Charge" in Part 5). The baseBUILDER provides a degree of protection while you live (Income Benefit), as well as for your beneficiary should you die. As part of the baseBUILDER you will have a choice of two Guaranteed Minimum Death Benefit options for Annuitant issue ages 20 through 75: (i) a 6% Roll Up to Age 80 or (ii) an Annual Ratchet to Age 80. Under Traditional IRA Certificates for Annuitant issue ages 20 through 60, we offer an alternate Guaranteed Minimum Death Benefit under the baseBUILDER which is a 6% Roll Up to Age 70. The three baseBUILDER Guaranteed Minimum Death Benefit options are described below. If you do not elect the baseBUILDER, and for Annuitant issue ages 0 through 19 under NQ Certificates, the 6% Roll Up to Age 80 and the Annual Ratchet to Age 80 Guaranteed Minimum Death Benefit choices are still provided under the Certificate. The 6% Roll Up to Age 70 Guaranteed Minimum Death Benefit is available only under the baseBUILDER. The baseBUILDER is not currently available in New York.







The main advantages of the Guaranteed Minimum Income Benefit relate to amounts allocated to the Investment Funds. Before electing the baseBUILDER, you should consider the extent to which you expect to utilize the Investment Funds. You elect the baseBUILDER guaranteed benefits when you apply for a Certificate and once elected, it may not be changed or cancelled.

GUARANTEED MINIMUM INCOME BENEFIT

The Guaranteed Minimum Income Benefit provides a minimum amount of guaranteed lifetime income when you apply the Annuity Account Value under your Equitable Accumulator Certificate to an Income Manager(R) (Life Annuity with a Period Certain) payout annuity certificate during the periods of time indicated below. This Income Manager payout annuity certificate provides payments during a period certain with payments continuing for life thereafter. This means that payments will be made for the rest of the Annuitant's life. In addition, if the Annuitant dies before a specified period of time (period certain) has ended, payments will continue to the beneficiary for the balance of the period certain.

On the Transaction Date that you exercise the Guaranteed Minimum Income Benefit, the annual lifetime income that will be provided under the Income Manager (Life Annuity with a Period Certain) payout annuity certificate will be the greater of
(i) your Guaranteed Minimum Income Benefit, and (ii) the income provided by application of your Annuity Account Value at our then current annuity purchase factors. The Guaranteed Minimum Income Benefit does not provide an Annuity Account Value or guarantee performance of your Investment Options. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may often be less than the level that would be provided by application of your Annuity Account Value at current annuity purchase factors. It should therefore be regarded as a safety net.


Illustrated below are Guaranteed Minimum Income Benefit amounts per $100,000 allocated for a male Annuitant age 60 (at issue) on Contract Date anniversaries as indicated below, assuming no subsequent contributions, Credits or withdrawals and assuming there were no allocations to the Alliance Money Market Fund or the Guaranteed Period Account.

-------------------------------------------------------------
                                 GUARANTEED MINIMUM
      CONTRACT DATE        INCOME BENEFIT -- ANNUAL INCOME
 ANNIVERSARY AT ELECTION        PAYABLE FOR LIFE WITH
                               10 YEAR PERIOD CERTAIN
-------------------------------------------------------------
             7                       $  8,992
            10                         12,160
            15                         18,358
-------------------------------------------------------------



Withdrawals will reduce your Guaranteed Minimum Income Benefit, see "How Withdrawals Affect Your Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit" in Part 4.


Under Traditional IRA, Roth IRA and NQ Certificates, the Guaranteed Minimum Income Benefit may be exercised only within 30 days following the seventh or later Contract Date anniversary under your Equitable Accumulator Certificate. However, it may not be exercised earlier than the Annuitant's age 60, nor later than the Annuitant's age 83; except that for Annuitant issue ages 20 through 44, it may be exercised following the 15th or later Contract Date anniversary.

For information on when the Guaranteed Minimum Income Benefit may be exercised under QP Certificates, see "Exercise of the Guaranteed Minimum Income Benefit under QP Certificates" below.

When you exercise the Guaranteed Minimum Income Benefit, you will receive an Income Manager (Life Annuity with a Period Certain) payout annuity certificate and extinguish your rights in your Equitable Accumulator Certificate, with at least the minimum annual income specified and a period certain based on the Annuitant's age at the time the benefit is exercised as follows:


-------------------------------------------------------------
                      LEVEL PAYMENTS*
                                  PERIOD CERTAIN YEARS
         ANNUITANT'S         TRADITIONAL AND
       AGE AT ELECTION           ROTH IRA            NQ
-------------------------------------------------------------
          60 to 75                 10                10
             76                     9                10
             77                     8                10
             78                     7                10
             79                     7                10
             80                     7                10
             81                     7                 9
             82                     7                 8
             83                     7                 7
----------------
* Other  forms and periods  certain may also be  available.
  For    Traditional   IRA    Certificates,    please   see
  "Traditional      Individual     Retirement     Annuities
  (Traditional  IRAs):  Required Minimum  Distributions" in
  Part 7 to see how this option may be affected if exercised after age 70 1/2.

--------------------------------------------------------------------------------
Payments will start one payment mode from the Contract Date of the Income Manager payout annuity certificate.

Each year on your Contract Date anniversary, if you are eligible to exercise the Guaranteed Minimum Income Benefit, we will send you an eligibility notice illustrating how much income could be provided on the Contract Date anniversary. You may then notify us within 30 days following the Contract Date anniversary if you want to exercise the Guaranteed Minimum Income Benefit by submitting the proper form and returning your Equitable Accumulator Certificate. The amount of income you actually receive will be determined on the Transaction Date that we receive your properly completed exercise notice.


You may also apply your Cash Value at any time to an Income Manager (Life Annuity with a Period Certain) payout annuity certificate, and after five years you may always apply your Annuity Account Value to any of our life annuity benefits. The annuity benefits are discussed in Part 4. These benefits differ from the Income Manager payout annuity certificates and may provide higher or lower income levels, but do not have all the features of the Income Manager payout annuity certificates. You may request an illustration from your agent.


The Income Manager (Life Annuity with a Period Certain) payout annuity certificates are offered through our prospectus for the Income Manager payout annuities. A copy of the most current version may be obtained from your agent. You should read it carefully before you decide to exercise your Guaranteed Minimum Income Benefit.

Successor Annuitant/Certificate Owner

If the successor Annuitant/Certificate Owner (discussed below) elects to continue the Certificate after your death, the Guaranteed Minimum Income Benefit will continue to be available on Contract Date anniversaries specified above based on the Contract Date of your Equitable Accumulator Certificate, provided the Guaranteed Minimum Income Benefit is exercised as specified above based on the age of the successor Annuitant/Certificate Owner.

Exercise of the Guaranteed Minimum Income Benefit under QP Certificates

Under QP Certificates, the Guaranteed Minimum Income Benefit may be exercised, on Contract Date anniversaries as indicated above, only after the trustee of the qualified plan changes ownership of the QP Certificate to the Annuitant and the Annuitant, as the new Certificate Owner, converts such QP Certificate in a direct rollover to a Traditional IRA Certificate according to our rules at the time of the change. The change of ownership and rollover to a Traditional IRA Certificate may only occur when the Annuitant will no longer be a participant in the qualified plan.

DEATH BENEFIT

When the Annuitant Dies

Generally, upon receipt of proof satisfactory to us of the Annuitant's death prior to the Annuity Commencement Date, we will pay the death benefit to the beneficiary named in your Certificate. You designate the beneficiary at the time you apply for the Certificate. While the Certificate is in effect, you may change your beneficiary by writing to our Processing Office. The change will be effective on the date the written submission was signed. If the Certificate is jointly owned, the surviving Owner will be deemed the beneficiary, superseding any other beneficiary designations. (The joint ownership feature may not currently be available in your state.) The death benefit payable will be determined as of the date we receive such proof of death and any required instructions as to the method of payment.

The death benefit is equal to the Annuity Account Value or, if greater, the Guaranteed Minimum Death Benefit described below.

GUARANTEED MINIMUM DEATH BENEFIT

Applicable for Annuitant Issue Ages 0 through 79 under NQ Certificates; 20 through 78 under Traditional IRA and Roth IRA Certificates; and 20 through 70 under QP Certificates

You elect either the "6% Roll Up to Age 80" or the "Annual Ratchet to Age 80" Guaranteed Minimum Death Benefit when you apply for a Certificate. Once elected, the benefit may not be changed.


6% Roll Up to Age 80 -- On the Contract Date the Guaranteed Minimum Death Benefit is equal to the initial contribution plus any Credit which applies. Thereafter, the Guaranteed Minimum Death Benefit is credited with interest at 6% (4% for amounts in the Alliance Money Market and Alliance Intermediate Government Securities Funds, and the GIROs) on each Contract Date anniversary through the Annuitant's age 80 (or at the Annuitant's death, if earlier), and 0% thereafter, and is adjusted for any subsequent contributions, Credits, and withdrawals. The 6% Roll Up to Age 80 is not available in New York.

Annual Ratchet to Age 80 -- On the Contract Date, the Guaranteed Minimum Death Benefit is equal to the initial contribution plus any Credit which applies. Thereafter, the Guaranteed Minimum Death Benefit is reset through the Annuitant's age 80, to the Annuity Account Value on a Contract Date anniversary if higher than the then current Guaranteed Minimum Death Benefit, and is adjusted for any subsequent contributions, Credits, and withdrawals.


Alternate   baseBUILDER   Guaranteed  Minimum  Death  Benefit  applicable  under
Traditional IRA Certificates for Annuitant Issue Ages 20 through 60


6% Roll Up to Age 70 -- Interest will be credited at 6% and 4% respectively (as described under the 6% Roll Up to Age 80 above) through the Annuitant's age 70 (or at the Annuitant`s death, if earlier) and 0% thereafter and is adjusted for any subsequent contributions, Credits, and withdrawals. You also elect this benefit when you apply for a Certificate and once elected, the benefit may not be changed.

Under NQ Certificates Applicable for Annuitant Issue Age 80

On the Contract Date, the Guaranteed Minimum Death Benefit is equal to the initial contribution plus any Credit which applies. Thereafter, the initial contribution is adjusted for any subsequent contributions, Credits, and withdrawals.

Withdrawals will reduce your Guaranteed Minimum Death Benefit, see "How Withdrawals Affect Your Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit" in Part 4. For Certificates issued in New York, the Guaranteed Minimum Death Benefit at the Annuitant's death will not be less than the Annuity Account Value in the Investment Funds plus the sum of the Guaranteed Period Amounts in each GIRO. See "GIROs" in Part 2.


See Appendix III for an example of the calculation of the Guaranteed Minimum Death Benefit.

HOW DEATH BENEFIT PAYMENT IS MADE


We will pay the death benefit to the beneficiary in the form of the annuity benefit you have chosen under your Certificate. If no annuity benefit has been chosen at the time of the Annuitant's death, the beneficiary will receive the death benefit in a lump sum. However, subject to any exceptions in the Certificate, Equitable Life's rules then in effect and any other applicable requirements under the Code, the beneficiary may elect to apply the death benefit to one or more annuity benefits offered by Equitable Life. See "Annuity Benefits and Payout Annuity Options" in Part 4. Note that if you are both the Certificate Owner and the Annuitant, only a life annuity or an annuity that does not extend beyond the life expectancy of the beneficiary may be elected.


Successor Annuitant/Certificate Owner

If you are both the Certificate Owner and the Annuitant, and if your spouse is the sole primary beneficiary or the Joint Owner under the Certificate, then upon your death your spouse beneficiary may elect to receive the death benefit, or to continue the Certificate and become the successor Annuitant/ Certificate Owner by completing the appropriate form and sending it to our Processing Office.

If the successor Annuitant/Certificate Owner elects to continue the Certificate, then on the Contract Date anniversary following your death, the Annuity Account Value will be reset to the then current Guaranteed Minimum Death Benefit if it is higher than the Annuity Account Value as of such date. In determining whether the Guaranteed Minimum Death Benefit will continue to grow, we will use the age (as of the Contract Date anniversary) of the successor Annuitant/Certificate Owner.

WHEN AN NQ CERTIFICATE OWNER DIES BEFORE THE ANNUITANT

When you are not the Annuitant under an NQ Certificate and you die before the Annuity Commencement Date, the beneficiary named to receive the death benefit upon the Annuitant's death will automatically succeed as Certificate Owner (unless you name a different person as a successor Owner in a written form acceptable to us and send it to our Processing Office). If the Certificate is jointly owned and the first Owner to die is not the Annuitant, the surviving Owner becomes the sole Certificate Owner and will be deemed the "beneficiary" for purposes of the distribution rules described in this section, automatically superseding any other beneficiary designation.

Unless the surviving spouse of the deceased Owner (or in the case of a joint ownership situation, the surviving spouse of the first Owner to die) is the designated beneficiary for this purpose, the entire interest in the Certificate must be distributed under these rules.

The Cash Value in the Certificate must be fully paid to the designated beneficiary (new Owner) by December 31st of the fifth calendar year after your death (or in a joint ownership situation, the death of the first Owner to die).

A permissible alternative is for the new Owner to elect to receive such amounts as a life annuity (or payments for a period certain of not longer than the new Owner's life expectancy), with payments beginning no later than December 31st following the calendar year of the non-Annuitant Owner's death. If such an annuity benefit or payments for a period certain is not elected, we will pay any Cash Value in the Certificate on December 31st of the fifth calendar year following the year of your death (or the death of the first Owner to die).

Where a surviving spouse is designated beneficiary or Joint Owner, the spouse may elect to continue the Certificate. No distributions are required as long as the surviving spouse and Annuitant are living.

CASH VALUE


The Cash Value under the Certificate fluctuates daily with the investment performance of the Investment Funds you have selected and reflects any upward or downward market value adjustment. We do not guarantee any minimum Cash Value except for amounts in a GIRO held to the Expiration Date. See "Part 2: The Guaranteed Period Account." On any date before the Annuity Commencement Date while the Certificate is in effect, the Cash Value is equal to the Annuity Account Value, less any withdrawal charge. The free corridor amount will not apply when calculating the withdrawal charge applicable upon a surrender. See "Part 5: Deductions and Charges."


SURRENDERING THE CERTIFICATES TO RECEIVE THE CASH VALUE

You may surrender a Certificate to receive the Cash Value at any time while the Annuitant is living and before the Annuity Commencement Date. For a surrender to be effective, we must receive your written request and the Certificate at our Processing Office. The Cash Value will be determined on the Transaction Date. All benefits under the Certificate will be terminated as of that date.


You may receive the Cash Value in a single sum payment or apply it under one or more of the annuity benefits. See "Annuity Benefits and Payout Annuity Options" in Part 4. We will usually pay the Cash Value within seven calendar days, but we may delay payment as described in "When Payments Are Made" below.

For the tax consequences of surrenders, see "Part 7: Tax Aspects of the Certificates."


WHEN PAYMENTS ARE MADE

Under applicable law, application of proceeds from the Investment Funds to a variable annuity, payment of a death benefit from the Investment Funds, payment of any portion of the Annuity Account Value (less any applicable withdrawal charge) from the Investment Funds, and, upon surrender, payment of the Cash Value from the Investment Funds will be made within seven calendar days after the Transaction Date. Payments or application of proceeds from the Investment Funds can be deferred for any period during which (1) the New York Stock Exchange is closed or trading on it is restricted, (2) sales of securities or determination of the fair value of an Investment Fund's assets is not reasonably practicable because of an emergency, or (3) the SEC, by order, permits us to defer payment in order to protect persons with interest in the Investment Funds.


We can defer payment of any portion of the Annuity Account Value in the Guaranteed Period Account (other than for death benefits) for up to six months while you are living. We may also defer payments for any amount attributable to a contribution made in the form of a check for a reasonable amount of time (not to exceed 15 days) to permit the check to clear.


ASSIGNMENT

Traditional IRA and Roth IRA Certificates are not assignable or transferable except through surrender to us. They may not be borrowed against or used as collateral for a loan or other obligation.

QP Certificates may not be assigned.


The NQ Certificates may be assigned at any time before the Annuity Commencement Date and for any purpose other than as collateral or security for a loan. Equitable Life will not be bound by an assignment unless it is in writing and we have received it at our Processing Office. In some cases, an assignment may have adverse tax consequences. See "Part 7: Tax Aspects of the Certificates."


SERVICES WE PROVIDE

o  REGULAR REPORTS

   o Statement of your Certificate values as of the last day of the calendar year;

   o Three additional reports of your Certificate values each year;

   o Annual and semiannual statements of each trust; and

   o Written confirmation of financial transactions.

o  TOLL-FREE TELEPHONE SERVICES


   o Call 1-800-789-7771 for a recording of daily Accumulation Unit Values and Guaranteed Rates applicable to the GIROs. Also call during our regular business hours to speak to one of our customer service representatives.


o  PROCESSING OFFICE

   o FOR CONTRIBUTIONS SENT BY REGULAR MAIL:
     Equitable Life
     Equitable Accumulator
     P.O. Box 13014
     Newark, NJ 07188-0014

   o FOR CONTRIBUTIONS SENT BY EXPRESS MAIL:
     Equitable Life
     c/o First Chicago National Processing Center
     300 Harmon Meadow Boulevard, 3rd Floor
     Attn: Box 13014
     Secaucus, NJ 07094

   o FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS) SENT BY REGULAR MAIL:
     Equitable Life
     Equitable Accumulator
     P.O. Box 1547
     Secaucus, NJ 07096-1547

   o FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS) SENT BY EXPRESS MAIL:
     Equitable Life
     Equitable Accumulator
     200 Plaza Drive, 4th Floor
     Secaucus, NJ 07096

YEAR 2000 PROGRESS

Equitable Life relies upon various computer systems in order to administer your Certificate and operate the Investment Options. Some of these systems belong to service providers who are not affiliated with Equitable Life.

In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the year 2000 before, on or after January 1, 2000, and Equitable Life believes it has identified those of its systems critical to business operations that are not Year 2000 compliant. By year end 1998, Equitable Life expects that the work of modifying or replacing non-compliant systems will substantially be completed and expects a comprehensive test of its Year 2000 compliance will be performed in the first half of 1999. Equitable Life is in the process of seeking assurances from third party service providers that they are acting to address the Year 2000 issue with the goal of avoiding any material adverse effect on services provided to Certificate Owners and on operations of the Investment Options. Any significant unresolved difficulty related to the Year 2000 compliance initiatives could have a material adverse effect on the ability to administer your Certificate and operate the Investment Options. Assuming the timely completion of computer modifications by Equitable Life and third party service providers, there should be no material adverse effect on the ability to perform these functions.

DISTRIBUTION OF THE CERTIFICATES

As the  distributor  of the  Certificates  effective  May 1, 1998,  EQ Financial
Consultants, Inc. (EQFC), an indirect, wholly owned subsidiary of Equitable Life, has responsibility for sales and marketing functions for the Certificates. Effective on the same date, EQFC also serves as the principal underwriter of the Separate Account under the 1940 Act. EQFC is registered with the SEC as a broker-dealer under the Exchange Act and is a member of the National Association of Securities Dealers, Inc. EQFC's principal business address is 1290 Avenue of the Americas, New York, New York 10104. Prior to May 1, 1998, Equitable Distributors, Inc. (EDI), also an indirect, wholly owned subsidiary of Equitable Life, served as the distributor of the Certificates and the principal underwriter of the Separate Account under the 1940 Act. Pursuant to a "Distribution Agreement" between Equitable Life, certain of Equitable Life's separate accounts, including the Separate Account, and EDI, Equitable Life paid EDI distribution fees of $9,444,621 for 1997, $884,486 for 1996 and $68,676 for
1995 as the distributor of the Certificates and as the principal underwriter of the Separate Account.

The Certificates will be sold by registered representatives of EQFC and its affiliates, who are also our licensed insurance agents. EQFC may receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with Equitable Life. The offering of the Certificates is intended to be continuous.

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



--------------------------------------------------------------------------------

               PART 4: DISTRIBUTION METHODS UNDER THE CERTIFICATES

--------------------------------------------------------------------------------

The Certificates offer several distribution methods specifically designed to provide retirement income. Traditional IRA and Roth IRA Certificates permit Lump Sum Withdrawals, Substantially Equal Payment Withdrawals, and Systematic Withdrawals. Minimum Distribution Withdrawals are available only under Traditional IRA Certificates. NQ Certificates permit Lump Sum Withdrawals and Systematic Withdrawals. The Certificates also offer fixed and variable annuity benefits and Income Manager payout annuity options. Traditional IRA Certificate Owners should consider how the distribution method selected may affect the ability to comply with the minimum distribution rules discussed in "Part 7: Tax Aspects of the Certificates."


For Traditional IRA retirement benefits subject to minimum distribution requirements, we will send a form outlining the distribution options available before you reach age 70 1/2 (if you have not begun your annuity payments before that time).


WITHDRAWAL OPTIONS

The Certificates are annuity contracts, even though you may elect to receive your benefits in a non-annuity form. You may take withdrawals from your Certificate before the Annuity Commencement Date and while you are alive.

Amounts withdrawn from the Guaranteed Period Account, other than at the Expiration Date, will result in a market value adjustment. See "Market Value Adjustment for Transfers, Withdrawals or Surrender Prior to the Expiration Date" in Part 2. Withdrawals may be taxable and subject to tax penalty. See "Part 7:
Tax Aspects of the Certificates."

As a deterrent to early withdrawal (generally prior to age 59 1/2), the Code provides certain penalties. We may also be required to withhold income taxes from the amount distributed. These rules are outlined in "Part 7: Tax Aspects of the Certificates."

LUMP SUM WITHDRAWALS
(Available under Traditional IRA, Roth IRA and NQ Certificates)

You may take Lump Sum Withdrawals at any time subject to a minimum withdrawal amount of $1,000. A request to withdraw more than 90% of the Cash Value as of the Transaction Date will result in the termination of the Certificate and will be treated as a surrender of the Certificate for its Cash Value. See "Surrendering the Certificates to Receive the Cash Value" in Part 3.

To make a Lump Sum Withdrawal, you must submit a request satisfactory to us which specifies the Investment Options from which the Lump Sum Withdrawal will be taken. If we have received the information we require, the requested withdrawal will become effective on the Transaction Date and proceeds will usually be mailed within seven calendar days thereafter, but we may delay payment as described in "When Payments Are Made" in Part 3. If we receive only partially completed information, our Processing Office will contact you for specific instructions before your request can be processed.

Lump Sum Withdrawals in excess of the 15% free corridor amount may be subject to a withdrawal charge. See "Withdrawal Charge" in Part 5.


SYSTEMATIC WITHDRAWALS
(Available under Traditional IRA, Roth IRA and NQ Certificates)

Under Traditional IRA and Roth IRA Certificates this option may be elected only if you are between age 59 1/2 to 70 1/2.

Systematic Withdrawals provide level percentage or level amount payouts. You may choose to receive Systematic Withdrawals on a monthly, quarterly or annual basis. You select a dollar amount or percentage of the Annuity Account Value to be withdrawn, subject to a maximum of 1.2% monthly, 3.6% quarterly and 15.0% annually, but in no event may any payment be less than $250. If at the time a Systematic Withdrawal is to be made, the withdrawal amount would be less than $250, no payment will be made and your Systematic Withdrawal election will terminate.

You select the date of the month when the withdrawals will be made, but you may not choose a date later than the 28th day of the month. If no date is selected, withdrawals will be made on the same calendar day of the month as the Contract Date. The commencement of payments under the Systematic Withdrawal option may not be elected to start sooner than 28 days after issue of the Certificate.

You may elect Systematic Withdrawals at any time by completing the proper form and sending it to our Processing Office. You may change the payment frequency of your Systematic Withdrawals once each Contract Year or cancel this withdrawal option at any time by sending notice in a form satisfactory to us. The notice must be received at our Processing Office at least seven calendar days prior to the next scheduled withdrawal date. You may also change the amount or percentage of your Systematic Withdrawals once in each Contract Year. However, you may not change the amount or percentage in any Contract Year where you have previously taken another withdrawal under the Lump Sum Withdrawal option described above.

Unless you specify otherwise, Systematic Withdrawals will be withdrawn on a pro rata basis from your Annuity Account Value in the Investment Funds. If there is insufficient value or no value in the Investment Funds, any additional amount of the withdrawal required or the total amount of the withdrawal, as applicable, will be withdrawn from the GIROs in order of the earliest Expiration Date(s) first (a market value adjustment may apply).


Systematic Withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a Lump Sum Withdrawal previously taken in the same Contract Year, the Systematic Withdrawal exceeds the 15% free corridor amount. See "Withdrawal Charge" in Part 5.


SUBSTANTIALLY EQUAL PAYMENT WITHDRAWALS
(Available under Traditional IRA and Roth IRA Certificates)


Substantially Equal Payment Withdrawals provide distributions from the Annuity Account Value of the amounts necessary so that the 10% penalty tax, normally applicable to distributions made prior to age 59 1/2, does not apply. See "Part 7: Tax Aspects of the Certificates." Once distributions begin, they should not be changed or stopped until the later of age 59 1/2 or five years from the date of the first distribution. If you change or stop the distributions or take a Lump Sum Withdrawal, you may be liable for the 10% penalty tax that would have otherwise been due on all prior distributions made under this option and for any interest thereon.

Substantially Equal Payment Withdrawals may be elected at any time if you are below age 59 1/2. You can elect this option by submitting the proper election form. You select the day and the month when the first withdrawal will be made, but it may not be sooner than 28 days after the issue of the Certificate. In no event may you elect to receive the first payment in the same Contract Year in which a Lump Sum Withdrawal was taken. We will calculate the amount of the distribution under a method we select and payments will be made monthly, quarterly or annually as you select. These payments will continue to be made until we receive written notice from you to cancel this option. Such notice must be received at our Processing Office at least seven calendar days prior to the next scheduled withdrawal date. A Lump Sum Withdrawal taken while Substantially Equal Payment Withdrawals are in effect will cancel such withdrawals. You may elect to start receiving Substantially Equal Payment Withdrawals again, but in no event can the payments start in the same Contract Year in which a Lump Sum Withdrawal was taken. We will calculate a new distribution amount. As indicated in the preceding paragraph, you may be liable for the 10% penalty tax on Substantially Equal Payment Withdrawals made before cancellation.


Unless you specify otherwise, Substantially Equal Payment Withdrawals will be withdrawn on a pro rata basis from your Annuity Account Value in the Investment Funds. If there is insufficient value or no value in the Investment Funds, any additional amount of the withdrawal or the total amount of the withdrawal, as applicable, will be withdrawn from the GIROs in order of the earliest Expiration Date(s) first (a market value adjustment may apply).

Substantially Equal Payment Withdrawals are not subject to a withdrawal charge.

MINIMUM DISTRIBUTION WITHDRAWALS
(Available under Traditional IRA Certificates)

Minimum Distribution Withdrawals provide distributions from the Annuity Account Value of the amounts necessary to meet minimum distribution requirements set forth in the Code. This option may be elected in the year in which you attain age 70 1/2. You can elect Minimum Distribution Withdrawals by submitting the proper election form. The minimum amount we will pay out is $250. You may elect Minimum Distribution Withdrawals for each Traditional IRA Certificate you own, subject to our rules then in effect. Currently, Minimum Distribution Withdrawal payments will be made annually.

Unless you specify otherwise, Minimum Distributions Withdrawals will be withdrawn on a pro rata basis from your Annuity Account Value in the Investment Funds. If there is insufficient value or no value in the Investment Funds, any additional amount of the withdrawal required or the total amount of the withdrawal, as applicable, will be withdrawn from the GIROs in order of the earliest Expiration Date(s) first (a market value adjustment may apply).


Minimum Distribution Withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a Lump Sum Withdrawal previously taken in the same Contract Year, the Minimum Distribution Withdrawal exceeds the 15% free corridor amount. See "Withdrawal Charge" in Part 5.


Example
-------


The chart below illustrates the pattern of payments, under Minimum Distribution Withdrawals for a male who purchases a Traditional IRA Certificate at age 70 with a single contribution of $100,000 and we add a $3,000 Credit, with payments commencing at the end of the first Contract Year.

                   PATTERN OF MINIMUM DISTRIBUTION WITHDRAWALS
                $100,000 SINGLE CONTRIBUTION PLUS A $3,000 CREDIT
                        FOR A SINGLE LIFE -- MALE AGE 70

                              [Insert by Amendment]

Payments are calculated each year based on the Annuity Account Value at the end of each year, using the recalculation method of determining payments. (See "Part 1 -- Minimum Distribution Withdrawals -- Traditional IRA Certificates" in the SAI.) Payments are made annually, and it is further assumed that no Lump Sum Withdrawals are taken.


This example assumes an annual rate of return of 6.0% compounded annually for both the Investment Funds and the Guaranteed Period Account. This rate of return is for illustrative purposes only and is not intended to represent an expected or guaranteed rate of return. Your investment results will vary. In addition, this example does not reflect any charges that may be applicable under the Traditional IRA. Such charges would effectively reduce the actual return.


HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM INCOME BENEFIT AND GUARANTEED MINIMUM DEATH BENEFIT

Except as described in the next sentence, each withdrawal will cause a reduction in your current Guaranteed Minimum Death Benefit and Guaranteed Minimum Income Benefit benefit base (described below) on a pro rata basis. Your current Guaranteed Minimum Death Benefit if based on the 6% Roll Up to Age 70 or 6% Roll Up to Age 80, and your Guaranteed Minimum Income Benefit benefit base, will be reduced on a dollar-for-dollar basis as long as the sum of your withdrawals in any Contract Year is 6% or less of the beginning of Contract Year Guaranteed Minimum Death Benefit. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed 6% of the beginning of Contract Year Guaranteed Minimum Death Benefit, that withdrawal and any subsequent withdrawals in that Contract Year will cause a pro rata reduction to occur.


Reduction on a dollar-for-dollar basis means your current Guaranteed Minimum Death Benefit and Guaranteed Minimum Income Benefit benefit base are reduced by the dollar amount of the withdrawal. Reduction on a pro rata basis means that we calculate the percentage of the Annuity Account Value as of the Transaction Date that is being withdrawn and we reduce your current Guaranteed Minimum Death Benefit and Guaranteed Minimum Income Benefit benefit base by that same percentage. For example, if your Annuity Account Value is $30,000 and you withdraw $12,000, you have withdrawn 40% ($12,000/ $30,000) of your Annuity Account Value. If your Guaranteed Minimum Death Benefit was $40,000 prior to the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new Guaranteed Minimum Death Benefit after the withdrawal would be $24,000 ($40,000
- $16,000).


The timing of your withdrawals and whether they exceed the 6% threshold described above can have a significant impact on your Guaranteed Minimum Death Benefit or Guaranteed Minimum Income Benefit.

GUARANTEED MINIMUM INCOME BENEFIT BENEFIT BASE


The Guaranteed Minimum Income Benefit benefit base is equal to the initial contribution on the Contract Date plus any Credit which applies. Thereafter, the Guaranteed Minimum Income Benefit benefit base is credited with interest at 6% (4% for amounts in the Alliance Money Market and Alliance Intermediate Government Securities Funds, and the GIROs) on each Contract Date anniversary through the Annuitant's age 80 (age 70 if the 6% Roll Up to Age 70 is elected), and 0% thereafter, and is adjusted for any subsequent contributions, Credits, and withdrawals. The Guaranteed Minimum Income Benefit benefit base will also be reduced by any withdrawal charge remaining on the Transaction Date that you exercise your Guaranteed Minimum Income Benefit.


Your Guaranteed Minimum Income Benefit benefit base is applied to guaranteed minimum annuity purchase factors to determine the Guaranteed Minimum Income Benefit. The guaranteed minimum annuity purchase factors are based on (i) interest at 2.5% if the Guaranteed Minimum Income Benefit is exercised within 30 days following a Contract Date anniversary in years 7 through 9 and at 3% if exercised within 30 days following the 10th or later Contract Date anniversary, and (ii) mortality tables that assume increasing longevity. These interest and mortality factors are generally more conservative than the basis underlying current annuity purchase factors, which means that they would produce less periodic income for an equal amount applied.

Your Guaranteed Minimum Income Benefit benefit base does not create an Annuity Account Value or a Cash Value and is used solely for purposes of calculating your Guaranteed Minimum Income Benefit.

ANNUITY BENEFITS AND PAYOUT ANNUITY OPTIONS

The Equitable Accumulator Certificates offer annuity benefits and Income Manager payout annuity options, described below, for providing retirement income.

ANNUITY BENEFITS

Annuity benefits under the Equitable Accumulator provide periodic payments over a specified period of time which may be fixed or may be based on the Annuitant's life. Annuity forms of payment are calculated as of the Annuity Commencement Date, which is on file with our Processing Office. You can change the Annuity Commencement Date by writing to our Processing Office anytime before the Annuity Commencement Date. The Annuity Commencement Date may not be earlier than five years from the Contract Date and the date chosen may not be later than the 28th day of any month. Also, based on the issue age of the Annuitant, the Annuity Commencement Date may not be later than the Processing Date which follows the Annuitant's 90th birthday (may be different in some states).

Before the Annuity Commencement Date, we will send a letter advising that annuity benefits are available. Unless you otherwise elect, we will pay fixed annuity benefits on the "normal form" indicated for your Certificate as of the Annuity Commencement Date. The amount applied to provide the annuity benefit will be (1) the Annuity Account Value for any life annuity form or (2) the Cash Value for any period certain only annuity form except that if the period certain is more than five years, the amount applied will be no less than 95% of the Annuity Account Value. Any Credits applicable to subsequent contributions made during the last three years will be deducted from the Annuity Account Value before it is applied to the annuity benefit.


Amounts in the GIROs that are applied to an annuity benefit prior to an Expiration Date will result in a market value adjustment. See "Market Value Adjustment for Transfers, Withdrawals or Surrender Prior to the Expiration Date" in Part 2.

Annuity Forms

o Life Annuity: An annuity which guarantees payments for the rest of the Annuitant's life. Payments end with the last monthly payment before the Annuitant's death. Because there is no death benefit associated with this annuity form, it provides the highest monthly payment of any of the life income annuity options, so long as the Annuitant is living.

o Life Annuity -- Period Certain: This annuity form also guarantees payments for the rest of the Annuitant's life. In addition, if the Annuitant dies before the end of a selected period of time (the "certain period"), payments will continue to the beneficiary for the balance of the certain period. A life annuity with a certain period of 10 years is the normal form of annuity under the Certificates.

o Life Annuity -- Refund Certain: This annuity form guarantees payments to you for the rest of the Annuitant's life. In addition, if the Annuitant dies before the amount applied to purchase this annuity option has been recovered, payments will continue to your beneficiary until that amount has been recovered. This option is available only as a fixed annuity.

o Period Certain Annuity: This annuity form guarantees payments for a specific period of time, usually 5, 10, 15 or 20 years, and does not involve life contingencies. Currently this annuity option is available only as a fixed annuity.

o  Joint and Survivor Life Annuity:  This annuity form  guarantees  payments for
   the  rest  of  the  Annuitant's  life  and,  after  the  Annuitant's   death,
   continuation of payments to the survivor.

The life annuity -- period certain and the life annuity -- refund certain are available on either a single life or joint and survivor life basis.

We offer the annuity distribution options outlined above in fixed form. In variable form, only the following options are available: Life Annuity (except in New York), Life Annuity -- Period Certain, Joint and Survivor Life Annuity and Life Period Certain Annuity (100% to Survivor). Fixed annuity payments are guaranteed by us and will be based either on the tables of guaranteed annuity payments in your Certificate or on our then current annuity rates, whichever is more favorable for the Annuitant. Variable income annuities may be funded through your choice of Investment Funds of HRT through the purchase of annuity units. The amount of each variable annuity payment may fluctuate, depending upon the performance of the Investment Funds. That is because the annuity unit value rises and falls depending on whether the actual rate of net investment return (after deduction of charges) is higher or lower than the assumed base rate. See "Annuity Unit Values" in the SAI. Variable income annuities may also be available by separate prospectus through the Funds of other separate accounts we offer.

Under QP Certificates, the only annuity forms available are a Life Annuity 10 Year Period Certain, or a Joint and Survivor Life Annuity 10 Year Period Certain.

For all Annuitants under Traditional IRA, Roth IRA and NQ Certificates, the normal form of annuity provides for fixed payments. We may offer other forms not outlined here. Your agent can provide details.

For each annuity benefit, we will issue a separate written agreement putting the benefit into effect. Before we pay any annuity benefit, we require the return of the Certificate.

The amount of the annuity payments will depend on the amount applied to purchase the annuity, the type of annuity chosen and, in the case of a life annuity form, the Annuitant's age (or the Annuitant's and joint Annuitant's ages) and in certain instances, the sex of the Annuitant(s). Once an income annuity form is chosen and payments have commenced, no change can be made.

If, at the time you elect an annuity form, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the Annuity Account Value in a single sum rather than as payments under the annuity form chosen.

INCOME MANAGER PAYOUT ANNUITY OPTIONS

Under Traditional IRA, Roth IRA and NQ Certificates, you may apply your Annuity Account Value to an Income Manager (Life Annuity with a Period Certain) payout annuity certificate, or an Income Manager (Period Certain) payout annuity certificate.

Under QP Certificates, Income Manager payout annuity certificates are available only after the trustee of the qualified plan changes ownership of the QP Certificate to the Annuitant, and the Annuitant, as the new Certificate Owner, converts such QP Certificate in a direct rollover to a Traditional IRA Certificate according to our rules at the time of the change. The change of ownership and rollover to a Traditional IRA Certificate may only occur when the Annuitant will no longer be a Participant/Employee in the qualified plan.

The Income Manager (Life Annuity with a Period Certain) payout annuity certificates provide guaranteed payments for the Annuitant's life or for the Annuitant's life and the life of a joint Annuitant. Income Manager (Period Certain) payout annuity certificates provide payments for a specified period.
The Certificate Owner and Annuitant must meet the issue age and payment requirements. Income Manager payout annuity certificates provide guaranteed level payments (Traditional IRA, Roth IRA and NQ Certificates) under both forms of certificate, or guaranteed increasing payments (NQ Certificates) under only Income Manager (Life Annuity with a Period Certain) payout annuity certificates.

If you apply a part of the Annuity Account Value under any of the above Income Manager payout annuity certificates, it will be considered a withdrawal and may be subject to withdrawal charges. See "Withdrawal Options" above. If 100% of the Annuity Account Value is applied from an Equitable Accumulator Certificate at a time when the dollar amount of the withdrawal charge is greater than 2% of remaining contributions (after withdrawals), such withdrawal charge will not be deducted. However, a new withdrawal charge schedule will apply under the new certificate. For purposes of the withdrawal charge schedule, the year in which your Annuity Account Value is applied under the new certificate will be "Contract Year 1." If 100% of the Annuity Account Value is applied from the Equitable Accumulator when the dollar amount of the withdrawal charge is 2% or less, such withdrawal charge will not be deducted and there will be no withdrawal charge schedule under the new certificate. You should consider the timing of your purchase as it relates to the potential for withdrawal charges under the new certificate. No subsequent contributions will be permitted under
an  Income  Manager  (Life  Annuity  with  a  Period   Certain)  payout  annuity
certificate.

You may also apply your Annuity Account Value to an Income Manager (Period Certain) payout annuity certificate once withdrawal charges are no longer in effect under your Equitable Accumulator Certificate. No withdrawal charges will apply under this Income Manager (Period Certain) payout annuity certificate.

The payout annuities are described in our prospectus for the Income Manager. Copies of the most current version are available from your agent. To purchase an Income Manager payout annuity certificate we also require the return of your Equitable Accumulator Certificate. An Income Manager payout annuity certificate will be issued to put one of the payout annuity options into effect. Depending upon your circumstances, this may be accomplished on a tax-free basis. Consult your tax adviser.

--------------------------------------------------------------------------------

                         PART 5: DEDUCTIONS AND CHARGES

--------------------------------------------------------------------------------


CHARGES DEDUCTED FROM THE ANNUITY ACCOUNT VALUE

We allocate the entire amount of each contribution to the Investment Options you select, subject to certain restrictions. We then periodically deduct certain amounts from your Annuity Account Value. Unless otherwise indicated, the charges described below and under "Charges Deducted from the Investment Funds" below will not be increased by us for the life of the Certificates. We may reduce certain charges under group or sponsored arrangements. See "Group or Sponsored Arrangements" below.

Withdrawal Charge

A withdrawal charge will be imposed as a percentage of each contribution made to the extent that (i) a Lump Sum Withdrawal or cumulative withdrawals during a Contract Year exceed the free corridor amount, or (ii) if the Certificate is surrendered to receive its Cash Value. We determine the withdrawal charge separately for each contribution in accordance with the table below.


                               CONTRACT YEAR
                 1   2    3    4    5    6    7    8    9   10+
--------------------------------------------------------------------------------
Percentage of
Contribution   8.0% 8.0% 7.0% 6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0%

The applicable withdrawal charge percentage is determined by the Contract Year in which the excess withdrawal is made or the Certificate is surrendered, beginning with "Contract Year 1" with respect to each contribution withdrawn or surrendered. For purposes of the table, for each contribution, the Contract Year in which we receive that contribution is "Contract Year 1."


The withdrawal charge is deducted from the Investment Options from which each such withdrawal is made in proportion to the amount being withdrawn from each Investment Option.

Free Corridor Amount

The free corridor amount is 15% of the Annuity Account Value at the beginning of the Contract Year, minus any amount previously withdrawn during that Contract Year.


There is no withdrawal charge if a Lump Sum Withdrawal is taken to satisfy minimum distribution requirements under a Traditional IRA Certificate. A free corridor amount is not applicable to a surrender.

For purposes of calculating the withdrawal charge, (1) we treat contributions as being withdrawn on a first-in, first-out basis, and (2) amounts withdrawn up to the free corridor amount are not considered a withdrawal of any contributions. Although we treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge, the Federal income tax law treats earnings under Equitable Accumulator Certificates as withdrawn first. See "Part 7: Tax Aspects of the Certificates."


The withdrawal charge is to help cover sales expenses.


We may also offer other  Equitable  Accumulator  certificates,  which have other
charges.   A  current   prospectus   for  these  other   Equitable   Accumulator
certificates, if available, may be obtained from your agent.


baseBUILDER Benefits Charge


If you elect the Combined Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit, we deduct a charge annually on each Processing Date. The charge is equal to a percentage of the Guaranteed Minimum Income Benefit benefit base in effect on the Processing Date. For the baseBUILDER with the 6% Roll Up to Age 80 Guaranteed Minimum Death Benefit and the Annual Ratchet to Age 80 Guaranteed Minimum Death Benefit (available for Annuitant issue ages 20 through
75), the percentage is equal to 0.30%. For the baseBUILDER with the 6% Roll Up to Age 70 Guaranteed Minimum Death Benefit (available under Traditional IRA Certificates for Annuitant issue ages 20 through 60), the percentage is equal to 0.15%. The Guaranteed Minimum Income Benefit benefit base is described under "How Withdrawals Affect Your Guaranteed Minimum Income Benefit and Guaranteed Minimum Death Benefit" in Part 4.


This charge will be deducted from your Annuity Account Value in the Investment Funds on a pro rata basis. If there is insufficient value in the Investment Funds, all or a portion of such charge will be deducted from the GIROs in order of the earliest Expiration Date(s) first. A market value adjustment may apply. See "Market Value Adjustment for Transfers, Withdrawals or Surrender Prior to the Expiration Date" in Part 2.

Charges for State Premium and Other Applicable Taxes

We deduct a charge for applicable taxes, such as state or local premium taxes, that might be imposed in your state. Generally, we deduct this charge from the amount applied to provide an annuity benefit. In certain states, however, we may deduct the charge for taxes from contributions. The current tax charge that might be imposed varies by state and ranges from 0% to 3.5% (1% in Puerto Rico and 5% in the U.S. Virgin Islands).

CHARGES DEDUCTED FROM THE INVESTMENT FUNDS

Mortality and Expense Risks Charge

We will deduct a daily charge from the net assets in each Investment Fund to compensate us for mortality and expense risks, including the Guaranteed Minimum Death Benefit. The daily charge is at the rate of 0.003032%, which is equivalent to an annual rate of 1.10%, on the assets in each Investment Fund.

The mortality risk assumed is the risk that Annuitants as a group will live for a longer time than our actuarial tables predict. As a result, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each Certificate, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed Minimum Death Benefit exceeds the Cash Value of the Certificate. The expense risk assumed is the risk that it will cost us more to issue and administer the Certificates than we expect.

Administration Charge

We will deduct a daily charge from the net assets in each Investment Fund, to compensate us for administration expenses under the Certificates. The daily charge is at a rate of 0.000692% (equivalent to an annual rate of 0.25%) on the assets in each Investment Fund. We reserve the right to increase this charge to an annual rate of 0.35%, the maximum permitted under the Certificates.


Distribution Charge

We will deduct a daily charge from the assets in each Investment Fund to compensate us for a portion of our sales expenses. The daily charge is at a rate of 0.000695% (equivalent to an annual rate of 0.25%) on the assets in each Investment Fund. This charge will never exceed applicable regulatory limitations.


HRT CHARGES TO PORTFOLIOS

Investment advisory fees charged daily against HRT's assets, the 12b-1 fee, direct operating expenses of HRT (such as trustees' fees, expenses of independent auditors and legal counsel, bank and custodian charges and liability insurance), and certain investment-related expenses of HRT (such as brokerage commissions and other expenses related to the purchase and sale of securities), are reflected in each Portfolio's daily share price. The maximum investment advisory fees paid annually by the Portfolios cannot be changed without a vote by shareholders. They are as follows:


-------------------------------------------------------------
                                              MAXIMUM
                                             INVESTMENT
                                            ADVISORY FEE
HRT PORTFOLIO                              (ANNUAL RATE)
-------------------------------------------------------------
Alliance Conservative Investors                 0.475%
Alliance Growth Investors                       0.550%
Alliance Growth & Income                        0.550%
Alliance Common Stock                           0.475%
Alliance Global                                 0.675%
Alliance International                          0.900%
Alliance Aggressive Stock                       0.625%
Alliance Small Cap Growth                       0.900%
Alliance Money Market                           0.350%
Alliance Intermediate Government
   Securities                                   0.500%
Alliance High Yield                             0.600%
-------------------------------------------------------------


Investment advisory fees are established under HRT's investment advisory agreements between HRT and its investment adviser, Alliance.

The Rule 12b-1 Plan provides that HRT, on behalf of each Portfolio (other than the Alliance Small Cap Growth Portfolio), may pay to EDI annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class IB shares in respect of activities primarily intended to result in the sale of the Class IB shares. This fee will not be increased for the life of the Certificates. With respect to the Alliance Small Cap Growth Portfolio, EDI will receive an annual fee not to exceed the lesser of (a) 0.25% of the average daily net assets of the Portfolio attributable to Class IB shares and (b) an amount that, when added to certain other expenses of the Class IB shares, would result in a ratio of expenses to average daily net assets attributable to Class IB shares equalling 1.20%. Prior to October 8, 1997, EDI waived a portion of the 12b-1 fee with respect to the Alliance Small Cap Growth Portfolio. Fees and expenses are described more fully in the HRT prospectus.

EQAT CHARGES TO PORTFOLIOS

Investment management fees charged daily against EQAT's assets, the 12b-1 fee, direct operating expenses of EQAT (such as trustees' fees, expenses of independent auditors and legal counsel, administrative service fees, custodian fees, and liability insurance), and certain investment-related expenses of EQAT (such as brokerage commissions and other expenses related to the purchase and sale of securities), are reflected in each Portfolio's daily share price. The investment management fees paid annually by the Portfolios cannot be changed without a vote by shareholders. They are as follows:

-------------------------------------------------------------
                                              MAXIMUM
                                             INVESTMENT
                                           MANAGEMENT AND
                                            ADVISORY FEE
EQAT PORTFOLIO                             (ANNUAL RATE)
-------------------------------------------------------------
BT Equity 500 Index                             0.25%
BT Small Company Index                          0.25%
BT International Equity Index                   0.35%
MFS Emerging Growth Companies                   0.55%
MFS Research                                    0.55%
Merrill Lynch Basic Value Equity                0.55%
Merrill Lynch World Strategy                    0.70%
Morgan Stanley Emerging Markets Equity
                                                1.15%
EQ/Putnam Balanced                              0.55%
EQ/Putnam Growth and Income Value               0.55%
T. Rowe Price Equity Income                     0.55%
T. Rowe Price International Stock               0.75%
Warburg Pincus Small Company Value              0.65%
--------------------------------------------------------------

EQ Financial has entered into expense limitation agreements with EQAT, with respect to each Portfolio, pursuant to which EQ Financial has agreed to waive or limit its fees and to assume other expenses so that the total annual operating expenses of each Portfolio (other than interest, taxes, and brokerage commissions, in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of such Portfolio's business and amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) are limited to certain amounts. See the prospectus for EQAT for more information.

The Rule 12b-1 Plan provides that EQAT, on behalf of each Portfolio, may pay to EDI annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class IB shares in respect of activities primarily intended to result in the sale of the Class IB shares. This fee will not be increased for the life of the Certificates. Fees and expenses are described more fully in the EQAT prospectus.

GROUP OR SPONSORED ARRANGEMENTS


For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge, or change the minimum initial contribution requirements. We may also change the Guaranteed Minimum Death Benefit and the Guaranteed Minimum Income Benefit. We may also offer Investment Funds investing in Class IA shares of HRT and EQAT, which are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for Traditional IRA and Roth IRA Certificates. Sponsored arrangements include those in which an employer allows us to sell Certificates to its employees or retirees on an individual basis.


Our costs for sales, administration, and mortality generally vary with the size and stability of the group or sponsoring organization among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including our requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy Certificates or that have been in existence less than six months will not qualify for reduced charges.

We may also establish different Guaranteed Rates for the GIROs under different classes of Certificates for group or sponsored arrangements.

We will make these and any similar reductions according to our rules in effect when a Certificate is approved for issue. We may change these rules from time to time. Any variation in the withdrawal charge will reflect differences in costs or services and will not be unfairly discriminatory.

Group or  sponsored  arrangements  may be  governed  by the Code,  the  Employee
Retirement Income Security Act of 1974 (ERISA), or both. We make no representations as to the impact of those and other applicable laws on such programs. WE RECOMMEND THAT EMPLOYERS, TRUSTEES, AND OTHERS PURCHASING OR MAKING CERTIFICATES AVAILABLE FOR PURCHASE UNDER SUCH PROGRAMS SEEK THE ADVICE OF THEIR OWN LEGAL AND BENEFITS ADVISERS.

OTHER DISTRIBUTION ARRANGEMENTS

Charges may be reduced or eliminated when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and receive no commission or reduced commissions in connection with the sale of the Certificates. In no event will a reduction or elimination of charges be permitted where it would be unfairly discriminatory.

--------------------------------------------------------------------------------

                              PART 6: VOTING RIGHTS

--------------------------------------------------------------------------------


THE TRUSTS' VOTING RIGHTS

As explained previously, contributions allocated to the Investment Funds are invested in shares of the corresponding Portfolios of HRT and EQAT. Since we own the assets of the Separate Account, we are the legal owner of the shares and, as such, have the right to vote on certain matters. Among other things, we may vote:

o  to elect the Trusts' Board of Trustees,

o  to ratify the selection of independent auditors for the Trusts, and

o on any other matters described in the current prospectuses for the Trusts or requiring a vote by shareholders under the 1940 Act.

Because HRT is a Massachusetts business trust and EQAT is a Delaware business trust, annual meetings are not required. Whenever a shareholder vote is taken, we will give Certificate Owners the opportunity to instruct us how to vote the number of shares attributable to their Certificates. If we do not receive instructions in time from all Certificate Owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in an Investment Fund in the same proportions that Certificate Owners vote.

Each share of the Trusts is entitled to one vote. Fractional shares will be counted. Voting generally is on a Portfolio-by-Portfolio basis except that shares will be voted on an aggregate basis when universal matters, such as election of Trustees and ratification of independent auditors, are voted upon. However, if the Trustees determine that shareholders in a Portfolio are not affected by a particular matter, then such shareholders generally would not be entitled to vote on that matter.


VOTING RIGHTS OF OTHERS

Currently, we control each trust. EQAT shares currently are sold only to our separate accounts. HRT shares are held by other separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. Shares held by these separate accounts will probably be voted according to the instructions of the owners of insurance policies and contracts issued by those insurance companies. While this will dilute the effect of the voting instructions of the Certificate Owners, we currently do not foresee any disadvantages arising out of this. HRT's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that HRT's response to any of those events insufficiently protects our Certificate Owners, we will see to it that appropriate action is taken to protect our Certificate Owners.

SEPARATE ACCOUNT VOTING RIGHTS

If actions relating to the Separate Account require Certificate Owner approval, Certificate Owners will be entitled to one vote for each Accumulation Unit they have in the Investment Funds. Each Certificate Owner who has elected a variable annuity payout may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in an Investment Fund divided by the Accumulation Unit Value for that Investment Fund. We will cast votes attributable to any amounts we have in the Investment Funds in the same proportion as votes cast by Certificate Owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this prospectus are created under applicable Federal securities laws. To the extent that those laws or the regulations promulgated under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

--------------------------------------------------------------------------------
                     PART 7: TAX ASPECTS OF THE CERTIFICATES
--------------------------------------------------------------------------------


This Part of the prospectus generally covers our understanding of the current Federal income tax rules that apply to NQ, Traditional IRA, and Roth IRA Certificates owned by United States taxpayers.

This Part does not apply to NQ Certificates used as the investment vehicle for qualified plans discussed throughout the prospectus and in Appendix II.

This prospectus does not provide detailed tax information and does not address issues such as state income and other taxes, Federal income tax and withholding rules for non-U.S. taxpayers, or Federal gift and estate taxes. A gift or estate tax transfer may arise whenever payments or contract rights are provided to someone other than the original owner of the Certificates. Please consult a tax adviser when considering the tax aspects of the Certificates.

TAX CHANGES

The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of annuities and individual retirement arrangements. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws and, if you are not a United States resident, foreign tax laws, may also affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.

TRANSFERS AMONG INVESTMENT OPTIONS


Under current law, there will not be any tax liability if you transfer Annuity Account Value among the Investment Funds, or between the Guaranteed Period Account and one or more Investment Funds.


TAXATION OF NON-QUALIFIED ANNUITIES

This section generally covers our understanding of the current Federal income tax laws that apply to a non-qualified annuity purchased with only after-tax dollars and not subject to any special retirement plan rules.

Equitable Life has designed the NQ Certificate to qualify as an "annuity" for purposes of Federal income tax law. Gains in the Annuity Account Value of the Certificate generally will not be taxable to you until a distribution occurs, either by a withdrawal of part or all of its value or as a series of periodic payments. However, there are some exceptions to this rule: (1) if a Certificate fails the investment diversification requirements; (2) if you transfer a Certificate, for example, as a gift to someone other than your spouse (or divorced spouse), any gain in its Annuity Account Value will be taxed at the time of transfer; (3) the assignment or pledge of any portion of the value of a Certificate will be treated as a distribution of that portion of the Certificate; and (4) when an insurance company (or its affiliate) issues more than one non-qualified deferred annuity certificate or contract during any calendar year to the same taxpayer, the certificates or contracts are required to be aggregated in computing the taxable amount of any distribution.

Corporations, partnerships, trusts and other non-natural persons generally cannot defer the taxation of current income credited to the Certificate unless an exception under the Code applies.

Withdrawals


Prior to the Annuity Commencement Date, any withdrawal which does not terminate your total interest in the NQ Certificate is taxable to you as ordinary income to the extent there has been a gain in the Annuity Account Value, and is subject to income tax withholding. See "Federal and State Income Tax Withholding" below. The balance of the distribution is treated as a return of the "investment" or "basis" in the Certificate and is not taxable. Generally, the investment or basis in the NQ Certificate equals the contributions made, less any amounts previously withdrawn which were not taxable. If your Equitable Accumulator NQ Certificate was issued as a result of a tax-free exchange of another NQ life insurance or deferred annuity contract as described in "Methods of Payment:
Section 1035 Exchanges" in Part 3, your investment in that original contract generally is treated as the basis in the Equitable Accumulator NQ Certificate regardless of the value of that original contract at the time of the exchange. Special rules may apply if contributions made to another annuity certificate or contract prior to August 14, 1982 are transferred to a Certificate in a tax-free exchange. To take advantage of these rules, you must notify us prior to such an exchange.


If you surrender or cancel the NQ Certificate, the distribution is taxable to the extent it exceeds the investment in the NQ Certificate.

Annuity Payments

Once annuity payments begin, a portion of each payment is considered to be a tax-free recovery of investment based on the ratio of the investment to the expected return under the NQ Certificate. The remainder of each payment will be taxable. In the case of a variable annuity, special rules apply if the payments received in a year are less than the amount permitted to be recovered tax free. In the case of a life annuity, after the total investment has been recovered, future payments are fully taxable. If payments cease as a result of death, a deduction for any unrecovered investment will be allowed.

Early Distribution Penalty Tax

In addition to income tax, a penalty tax of 10% applies to the taxable portion of a distribution unless the distribution is (1) made on or after the date you attain age 59 1/2, (2) made on or after your death, (3) attributable to your disability, (4) part of a series of substantially equal installments as an annuity for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and a beneficiary, or (5) with respect to income allocable to amounts contributed to an annuity certificate or contract prior to August 14, 1982 which are transferred to the Certificate in a tax-free exchange.

Payments as a Result of Death


If, as a result of the Annuitant's death, the beneficiary is entitled to receive the death benefit described in Part 3, the beneficiary is generally subject to the same tax treatment as would apply to you, had you surrendered the Certificate (discussed above).


If the beneficiary elects to take the death benefit in the form of a life income or installment option, the election should be made within 60 days after the day on which a lump sum death benefit first becomes payable and before any benefit is actually paid. The tax computation will reflect your investment in the Certificate.

The Certificate provides a minimum guaranteed death benefit that in certain circumstances may be greater than either the contributions made or the Annuity Account Value. This provision provides investment protection against an untimely termination of a Certificate on the death of an Annuitant at a time when the Certificate's Annuity Account Value might otherwise have provided a lower benefit. Although we do not believe that the provision of this benefit should have any adverse tax effect, it is possible that the IRS could take a contrary position and could assert that some portion of the charges for the minimum guaranteed death benefit should be treated for Federal income tax purposes as a partial withdrawal from the Certificate. If this were so, such a deemed withdrawal could be taxable, and for Certificate Owners under age 59 1/2, also subject to tax penalty.


Special distribution requirements apply upon the death of the owner of a non-qualified annuity. That is, in the case of a contract where the owner and annuitant are different, even though the annuity contract could continue because the annuitant has not died, Federal tax law requires that the person who succeeds as owner of the contract take taxable distribution of the contract within a specified period of time. This includes the surviving Joint Owner in a nonspousal joint ownership situation. See "When an NQ Certificate Owner Dies before the Annuitant" in Part 3.


SPECIAL RULES FOR NQ CERTIFICATES ISSUED IN PUERTO RICO

Under current law Equitable Life treats income from NQ Certificates as U.S.-source. A Puerto Rico resident is subject to U.S. taxation on such U.S.-source income. Only Puerto Rico-source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ Certificates is also subject to Puerto Rico tax. The computation of the taxable portion of amounts distributed from a Certificate may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income for each. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

Please consult your tax adviser to determine the applicability of these rules to your own tax situation.

IRA TAX INFORMATION

The term "IRA" may generally refer to all individual retirement arrangements, including individual retirement accounts and individual retirement annuities. In addition to being available in both trusteed or custodial account form or individual annuity form, there are many varieties of IRAs. There are "Traditional IRAs" which are generally funded on a pre-tax basis. There are Roth IRAs, newly available in 1998, which must be funded on an after-tax basis. SEP-IRAs (including SARSEP-IRAs) and SIMPLE-IRAs are issued and funded in connection with employer-sponsored retirement plans. Regardless of the type of IRA, your interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the benefits or payments.


The Equitable Accumulator Certificate is designed to qualify as an "individual retirement annuity" under Section 408(b) of the Code. This prospectus contains the information which the Internal Revenue Service (IRS) requires to be disclosed to you before you purchase an individual retirement arrangement. This section of Part 7 covers some of the special tax rules that apply to individual retirement arrangements, including Traditional IRAs and Roth IRAs. Education IRAs are not discussed in this prospectus because they are not available in individual retirement annuity form.

Further information regarding individual retirement arrangements generally can be found in Internal Revenue Service Publication 590, entitled "Individual Retirement Arrangements (IRAs)," which is generally updated annually, and can be obtained from any IRS district office.

There is no limit to the number of IRAs (including Roth IRAs) you may establish or maintain as long as you meet the requirements for establishing and funding the IRA. However, if you maintain multiple IRAs, you may be required to aggregate IRA values or contributions for tax purposes. You should be aware that all types of IRAs are subject to certain restrictions in order to qualify for special treatment under the Federal tax law.

The Equitable Accumulator IRA Certificate has been approved by the IRS as to form for use as a Traditional IRA. This IRS approval is a determination only as to the form of the annuity, does not represent a determination of the merits of the annuity as an investment, and may not address certain features under the Equitable Accumulator IRA Certificate. The IRS does not yet have a procedure in place for approving the form of Roth IRAs.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

Cancellation

You can cancel a Certificate issued as a Traditional IRA by following the directions in Part 3 under "Free Look Period." Since there may be adverse tax consequences if a Certificate is cancelled (and because we are required to report to the IRS certain distributions from cancelled Traditional IRAs), you should consult with a tax adviser before making any such decision. If you cancel this Certificate, you may establish a new individual retirement arrangement if at the time you meet the requirements for establishing an individual retirement arrangement.

Contributions to Traditional IRAs

Individuals may make three different types of contributions to purchase a Traditional IRA, or as later additions to an existing Traditional IRA: "regular" contributions out of earnings, tax-free "rollover" contributions from tax-qualified plans, or direct custodian-to-custodian transfers from other traditional individual retirement arrangements ("direct transfers").


The initial contribution to the Certificate must be either a rollover or a direct custodian-to-custodian transfer. See "Rollovers and Transfers" discussed below. Any subsequent contributions you make may be any of rollovers, direct transfers or "regular" Traditional IRA contributions. See "Contributions under the Certificates" in Part 3. The immediately following discussion relates to "regular" Traditional IRA contributions. For the reasons noted in "Rollovers and Transfers" below, you should consult with your tax adviser before making any subsequent contributions to a Traditional IRA which is intended to serve as a "conduit" IRA.


Generally, $2,000 is the maximum amount of contributions which you may make to all IRAs (including Roth IRAs) in any taxable year. The above limit may be less when your earnings are below $2,000. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Traditional IRA.

If you are married and file a joint income tax return, your and your spouse's compensation effectively can be aggregated for purposes of determining the permissible amount of regular contributions to Traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $2,000, married individuals filing jointly can contribute up to $4,000 for any taxable year to any combination of Traditional IRAs and Roth IRAs. (Any contributions to Roth IRAs reduce the ability to contribute to Traditional IRAs and vice versa.) The maximum amount may be less if earnings are less and the other spouse has made IRA contributions. No more than a combined total of $2,000 can be contributed annually to either spouse's traditional and Roth individual retirement arrangements. Each spouse owns his or her individual retirement arrangements (Traditional and Roth IRA) even if contributions were fully funded by the other spouse.

The amount of Traditional IRA contributions for a tax year that you can deduct depends on whether you are covered by an employer-sponsored tax-favored retirement plan. An employer-sponsored tax-favored retirement plan includes a qualified plan, a tax-sheltered account or annuity under Section 403(b) of the Code (TSA) or a simplified employee pension plan. In certain cases, individuals covered by a tax-favored retirement plan include persons eligible to participate in the plan although not actually participating. Whether or not a person is covered by a retirement plan will be reported on an employee's Form W-2.

Regardless of adjusted gross income (AGI), you may make deductible contributions to a Traditional IRA for each tax year up to the lesser of $2,000 or 100% of compensation (MAXIMUM PERMISSIBLE DOLLAR DEDUCTION) if not covered by a retirement plan.

If you are single and covered by a retirement plan during any part of the taxable year, the deduction for


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


IRA contributions phases out with AGI between $30,000 and $40,000 in 1998. This amount will be indexed every year until 2005. If you are married and file a joint return, and you are covered by a tax-favored retirement plan during any part of the taxable year, the deduction for Traditional IRA contributions phases out with AGI between $50,000 and $60,000 in 1998. This amount will be indexed every year until 2007. Married individuals filing separately and living apart at all times are not treated as being married for purposes of this deductible contribution calculation. Generally, the active participation in an employer-sponsored retirement plan of an individual is determined independently for each spouse. Where spouses have "married filing jointly" status, however, the maximum deductible Traditional IRA contribution for an individual who is not an active participant (but whose spouse is an active participant) is phased out for taxpayers with AGI of between $150,000 and $160,000.

To determine the deductible amount of the contribution with the phase out, you determine AGI and subtract $30,000 if you are single, $50,000 if you are married and file a joint return with your spouse. The resulting amount is your Excess
AGI. You then determine the limit on the deduction for Traditional IRA contributions using the following formula:

                                Maximum           Adjusted
  $10,000 - Excess AGI    x   Permissible   =      Dollar
        $10,000                  Dollar           Deduction
                               Deduction            Limit

If you are not eligible to deduct part or all of the Traditional IRA contribution you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The deductible and nondeductible contributions to your Traditional IRA (or the nonworking spouse's Traditional
IRA) may not, however, together exceed the maximum $2,000 per person limit. See "Excess Contributions" below. You must keep your own records of deductible and non-deductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Distributions from Traditional IRA Certificates" below.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a Traditional IRA in prior years and are receiving amounts from any Traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible Traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all Traditional IRAs are fully distributed.

Traditional IRA contributions may be made for a tax year until the deadline for filing a Federal income tax return for that tax year (without extensions). No contributions are allowed for the tax year in which you attain age 70 1/2 or any tax year after that. A working spouse age 70 1/2 or over, however, can contribute up to the lesser of $2,000 or 100% of "earned income" to a spousal individual retirement arrangement for a nonworking spouse until the year in which the nonworking spouse reaches age 70 1/2.

EXCESS CONTRIBUTIONS

Excess contributions to a Traditional IRA are subject to a 6% excise tax for the year in which made and for each year thereafter until withdrawn. In the case of "regular" Traditional IRA contributions any contribution in excess of the lesser of $2,000 or 100% of compensation or earned income is an "excess contribution" (without regard to the deductibility or nondeductibility of Traditional IRA contributions under this limit). Also, any "regular" contributions made after you reach age 70 1/2 are excess contributions. In the case of rollover Traditional IRA contributions, excess contributions are amounts which are not eligible to be rolled over (for example, after-tax contributions to a qualified plan or minimum distributions required to be made after age 70 1/2). An excess contribution (rollover or "regular") which is withdrawn, however, before the time for filing your Federal income tax return for the tax year (including extensions) is not includable in income and therefore is not subject to the 10% penalty tax on early distributions (discussed below under "Penalty Tax on Early Distributions"), provided any earnings attributable to the excess contribution are also withdrawn and no tax deduction is taken for the excess contribution. The withdrawn earnings on the excess contribution, however, would be includable in your gross income and would be subject to the 10% penalty tax. If excess contributions are not withdrawn before the time for filing your Federal income tax return for the year (including extensions), "regular" contributions may still be withdrawn after that time if the Traditional IRA contribution for the tax year did not exceed $2,000 and no tax deduction was taken for the excess contribution; in that event, the excess contribution would not be includable in gross income and would not be subject to the 10% penalty tax. Lastly, excess "regular" contributions may also be removed by underutilizing the allowable contribution limits for a later year.

If excess rollover contributions are not withdrawn before the time for filing your Federal tax return for the year (including extensions) and the excess contribution occurred as a result of incorrect information provided by the plan, any such excess amount can be withdrawn if no tax deduction was taken for the excess contribution. As above, excess rollover contributions withdrawn under those circumstances would not be includable in gross income and would not be subject to the 10% penalty tax.


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


ROLLOVERS AND TRANSFERS

Rollover contributions may be made to a Traditional IRA from these sources: (i) qualified plans, (ii) TSAs (including 403(b)(7) custodial accounts) and (iii) other traditional individual retirement arrangements.

The rollover amount must be transferred to the Certificate either as a direct rollover of an "eligible rollover distribution" (described below) or as a rollover by the individual plan participant or owner of the individual retirement arrangement. In the latter cases, the rollover must be made within 60 days of the date the proceeds from another traditional individual retirement arrangement or an eligible rollover distribution from a qualified plan or TSA were received. Generally, the taxable portion of any distribution from a qualified plan or TSA is an eligible rollover distribution and may be rolled over tax free to a Traditional IRA unless the distribution is (i) a required minimum distribution under Section 401(a)(9) of the Code; or (ii) one of a series of substantially equal periodic payments made (not less frequently than annually) (a) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (b) for a specified period of ten years or more. Any amount contributed to a Traditional IRA after you attain age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Under some circumstances, amounts from a Certificate may be rolled over on a tax-free basis to a qualified plan. To get this "conduit" Traditional IRA treatment, the source of funds used to establish the Traditional IRA must be a rollover contribution from the qualified plan and the entire amount received from the Traditional IRA (including any earnings on the rollover contribution) must be rolled over into another qualified plan within 60 days of the date received. Similar rules apply in the case of a TSA. If you make a contribution to the Certificate which is from an eligible rollover distribution and you commingle such contribution with other contributions, you may not be able to roll over these eligible rollover distribution contributions and earnings to another qualified plan (or TSA, as the case may be) at a future date, unless the Code permits.

Under the conditions and limitations of the Code, you may elect for each Traditional IRA to make a tax-free rollover once every 12-month period among individual retirement arrangements (including rollovers from retirement bonds purchased before 1983). Custodian-to-custodian transfers are not rollovers and can be made more frequently than once a year.

The same tax-free treatment applies to amounts withdrawn from the Certificate and rolled over into other traditional individual retirement arrangements unless the distribution was received under an inherited Traditional IRA. Tax-free rollovers are also available to the surviving spouse beneficiary of a deceased individual, or a spousal alternate payee of a qualified domestic relations order applicable to a qualified plan. In some cases, Traditional IRAs can be transferred on a tax-free basis between spouses or former spouses incidental to a judicial decree of divorce or separation.

DISTRIBUTIONS FROM TRADITIONAL IRA CERTIFICATES

Income or gains on contributions under Traditional IRAs are not subject to Federal income tax until benefits are distributed to you. Distributions include withdrawals from your Certificate, surrender of your Certificate and annuity payments from your Certificate. Death benefits are also distributions. Except as discussed below, the amount of any distribution from a Traditional IRA is fully includable as ordinary income by you in your gross income.

If you have made nondeductible IRA contributions to any Traditional IRA (whether or not this particular arrangement), those contributions are recovered tax free when distributions are received. You must keep records of all such nondeductible contributions. At the end of each tax year in which you have received a distribution from any traditional individual retirement arrangement, you determine a ratio of the total nondeductible Traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all Traditional IRAs held by you at the end of the tax year (including rollover
Traditional IRAs) plus all Traditional IRA distributions made during such tax year. The resulting ratio is then multiplied by all distributions from the Traditional IRA during that tax year to determine the nontaxable portion of each distribution.

In addition, a distribution (other than a required minimum distribution received after age 70 1/2) is not taxable if (1) the amount received is a return of excess contributions which are withdrawn, as described under "Excess Contributions" above, (2) the entire amount received is rolled over to another traditional individual retirement arrangement (see "Rollovers and Transfers" above) or (3) in certain limited circumstances, where the Traditional IRA acts as a "conduit," the entire amount is paid into a qualified plan or TSA that permits rollover contributions.

Distributions from a Traditional IRA are not entitled to the special favorable five-year averaging method (or, in certain cases, favorable ten-year averaging and long-term capital gain treatment) available in certain cases to distributions from qualified plans.


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


REQUIRED MINIMUM DISTRIBUTIONS

The minimum distribution rules require Traditional IRA owners to start taking annual distributions from their retirement plans by age 70 1/2. The distribution requirements are designed to provide for distribution of your interest in the IRA over your life expectancy. Whether the correct amount has been distributed is calculated on a year-by-year basis; there are no provisions in the Code to allow amounts taken in excess of the required amount to be carried over or carried back and credited to other years.

Generally, you must take the first required minimum distribution with respect to the calendar year in which you turn age 70 1/2. You have the choice to take the first required minimum distribution during the calendar year you turn age 70 1/2, or to delay taking it until the three-month (January 1 - April 1) period in the next calendar year. (Distributions must commence no later than the "Required Beginning Date," which is the April 1st of the calendar year following the calendar year in which you turn age 70 1/2.) If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time every year.

There are two approaches to taking minimum distributions -- "account based" or "annuity based" -- and there are a number of distribution options in both of these categories. These choices are intended to give you a great deal of flexibility to provide for yourself and your family.

An account-based minimum distribution approach may be a lump sum payment, or periodic withdrawals made over a period which does not extend beyond your life expectancy or the joint life expectancies of you and a designated beneficiary. An annuity-based approach involves application of the Annuity Account Value to an annuity for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies.

You should discuss with your tax adviser which minimum distribution options are best for your own personal situation. Individuals who are participants in more than one tax-favored retirement plan may be able to choose different distribution options for each plan.

Your required minimum distribution for any taxable year is calculated by taking into account the required minimum distribution from each of your traditional individual retirement arrangements. The IRS, however, does not require that you make the required distribution from each traditional individual retirement arrangement that you maintain. As long as the total amount distributed annually satisfies your overall minimum distribution requirement, you may choose to take your annual required distribution from any one or more traditional individual retirement arrangements that you maintain.

You may recompute your minimum distribution amount each year based on your current life expectancy as well as that of your spouse. No recomputation is permitted, however, for a beneficiary other than a spouse.

If you have been computing minimum distributions with respect to Traditional IRA funds on an account-based approach (discussed above) you may subsequently apply such funds to a life annuity-based payout, provided that you have elected to recalculate life expectancy annually (and your spouse's life expectancy if a spousal joint annuity is selected). For example, if you anticipate exercising your Guaranteed Minimum Income Benefit or selecting any other form of life annuity payout after you are age 70 1/2, you must have elected to recalculate life expectancies.

If there is an insufficient distribution in any year, a 50% tax may be imposed on the amount by which the minimum required to be distributed exceeds the amount actually distributed. The penalty tax may be waived by the Secretary of the Treasury in certain limited circumstances. Failure to have distributions made as the Code and Treasury regulations require may result in disqualification of your Traditional IRA. See "Tax Penalty for Insufficient Distributions" below.

Except as described in the next sentence, if you die after distribution in the form of an annuity has begun, or after the Required Beginning Date, payment of the remaining interest must be made at least as rapidly as under the method used prior to your death. (The IRS has indicated that an exception to the rule that payment of the remaining interest must be made at least as rapidly as under the method used prior to your death applies if the beneficiary of the Traditional IRA is your surviving spouse. In some circumstances, your surviving spouse may elect to "make the Traditional IRA his or her own" and halt distributions until he or she reaches age 70 1/2.)

If you die before the Required Beginning Date and before distributions in the form of an annuity begin, distributions of your entire interest under the Certificate must be completed within five years after death, unless payments to a designated beneficiary begin within one year of your death and are made over the beneficiary's life or over a period certain which does not extend beyond the beneficiary's life expectancy.

If your surviving spouse is the designated beneficiary, your spouse may delay the commencement of such payments up until you would have attained 70 1/2. In the alternative, a surviving spouse may elect to roll over the inherited Traditional IRA into the surviving spouse's own Traditional IRA.


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


TAXATION OF DEATH BENEFITS

Distributions received by a beneficiary are generally given the same tax treatment you would have received if distribution had been made to you.

If your spouse is the sole primary beneficiary and elects to become the successor Annuitant and Certificate Owner, no death benefit is payable until the surviving spouse's death.

GUARANTEED MINIMUM DEATH BENEFIT

The Code provides that no part of an individual retirement account may be invested in life insurance contracts. Treasury Regulations provide that an individual retirement account may be invested in an annuity contract which provides a death benefit of the greater of premiums paid or the contract's cash value. Your Certificate provides a minimum death benefit guarantee that in certain circumstances may be greater than either of contributions made or the Annuity Account Value. Although there is no ruling regarding the type of minimum death benefit guarantee provided by the Certificate, Equitable Life believes that the Certificate's minimum death benefit guarantee should not adversely affect the qualification of the Certificate as a Traditional IRA. Nevertheless, it is possible that the IRS could disagree, or take the position that some portion of the charge in the Certificate for the minimum death benefit guarantee should be treated for Federal income tax purposes as a taxable partial withdrawal from the Certificate. If this were so, such a deemed withdrawal would also be subject to tax penalty for Certificate Owners under age 59 1/2.


PROHIBITED TRANSACTION


A Traditional IRA may not be borrowed against or used as collateral for a loan or other obligation. If the IRA is borrowed against or used as collateral, its tax-favored status will be lost as of the first day of the tax year in which the event occurred. If this happens, you must include in Federal gross income for that year an amount equal to the fair market value of the Traditional IRA Certificate as of the first day of that tax year, less the amount of any nondeductible contributions not previously withdrawn. Also, the early distribution penalty tax of 10% will apply if you have not reached age 59 1/2 before the first day of that tax year. See "Penalty Tax on Early Distributions" below.


PENALTY TAX ON EARLY DISTRIBUTIONS

The taxable portion of Traditional IRA distributions will be subject to a 10% penalty tax unless the distribution is made (1) on or after your death, (2) because you have become disabled, (3) on or after the date when you reach age 59 1/2, or (4) in accordance with the exception outlined below if you are under 59 1/2. Also not subject to penalty tax are IRA distributions used to pay (5) certain extraordinary medical expenses or medical insurance premiums for defined unemployed individuals, (6) qualified first-time home buyer expense payments, or
(7) higher educational expense payments, all as defined in the Code.


A payout over your life or life expectancy (or joint and survivor lives or life expectancies), which is part of a series of substantially equal periodic payments made at least annually, is also not subject to penalty tax. To permit you to meet this exception, Equitable Life has two options: Substantially Equal Payment Withdrawals and the Income Manager (Life Annuity with a Period Certain) payout annuity certificates, both of which are described in Part 4. The version of the Income Manager payout annuity certificates which would meet this exception must provide level payments for life. If you are a Traditional IRA Certificate Owner who will be under age 59 1/2 as of the date the first payment is expected to be received and you choose either option, Equitable Life will calculate the substantially equal annual payments under a method we will select based on guidelines issued by the IRS (currently contained in IRS Notice 89-25, Question and Answer 12). Although Substantially Equal Payment Withdrawals and Income Manager payments are not subject to the 10% penalty tax, they are taxable as discussed in "Distributions from Traditional IRA Certificates" above. Once Substantially Equal Payment Withdrawals or Income Manager payments begin, the distributions should not be stopped or changed until the later of your attaining age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under this option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from your Certificate as changing your pattern of Substantially Equal Payment Withdrawals or Income Manager payments for purposes of determining whether the penalty applies.


Where a taxpayer under age 59 1/2 purchases a traditional individual retirement annuity contract calling for substantially equal periodic payments during a fixed period, continuing afterwards under a joint life contingent annuity with a reduced payment to the survivor (e.g., a joint and 50% to survivor), the question might be raised whether payments will not be substantially equal for the joint lives of the taxpayer and survivor, as the payments will be reduced at some point. In issuing our information returns, we code the substantially equal periodic payments from such a contract as eligible for an exception from the early distribution penalty. We believe that any change in payments to the survivor would come within the statutory provision covering change of payments on account of death. As there is no direct authority on this point, however, if you are under age

59 1/2, you should discuss this item with your own tax adviser when electing a reduced survivorship option.

TAX PENALTY FOR INSUFFICIENT DISTRIBUTIONS

Failure to make required distributions discussed above in "Required Minimum Distributions" may cause the disqualification of the Traditional IRA. Disqualification may result in current taxation of your entire benefit. In addition a 50% penalty tax may be imposed on the difference between the required distribution amount and the amount actually distributed, if any.

We do not automatically make distributions from a Certificate before the Annuity Commencement Date unless a request has been made. It is your responsibility to comply with the minimum distribution rules. We will notify you when our records show that your age 70 1/2 is approaching. If you do not select a method, we will assume you are taking your minimum distribution from another Traditional IRA that you maintain. You should consult with your tax adviser concerning these rules and their proper application to your situation.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of Part 7 covers some of the special tax rules that apply to Roth IRAs.


The Equitable Accumulator Roth IRA is designed to qualify as a Roth individual retirement annuity under Sections 408A and 408(b) of the Code.

Cancellation


You can cancel a Certificate issued as a Roth IRA by following the directions in
Part 3 under "Free Look Period." In addition, you can cancel an Equitable Accumulator Roth IRA Certificate issued as a result of a full conversion of an Equitable Accumulator Traditional IRA Certificate by following the instructions in the request for full conversion form available from our Processing Office or your agent. Since there may be adverse tax consequences if a Certificate is cancelled (and because we are required to report to the IRS certain distributions from cancelled IRAs), you should consult with a tax adviser before making any such decision.


Contributions to Roth IRAs

The following discussion relates to contributions to Roth IRAs. Contributions to Traditional IRAs are discussed above.


Individuals may make four different types of contributions to purchase a Roth IRA, or as later additions to an existing Roth IRA: (1) "regular" after-tax contributions out of earnings, (2) taxable "rollover" contributions from Traditional IRAs ("conversion" contributions), (3) tax-free rollover contributions from other Roth IRAs, or (4) tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers"). See "Contributions under the Certificates" in Part 3. Since only direct transfer and rollover contributions are permitted under the Roth IRA Certificate, regular after-tax contributions are not discussed here.


ROLLOVERS AND DIRECT TRANSFERS -- WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?


Rollover contributions may be made to a Roth IRA from only two sources: (i) another Roth IRA ("tax-free rollover contribution"), or (ii) another Traditional IRA in a taxable "conversion" rollover ("conversion contribution"). No contribution may be made to a Roth IRA from a qualified plan under Section 401(a) of the Code, or a tax-sheltered arrangement under Section 403(b) of the Code. We do not accept rollover contributions from SIMPLE-IRAs in 1998. The rollover contribution must be applied to the new Roth IRA Certificate within 60 days of the date the proceeds from the other Roth IRA or the Traditional IRA was received by you.


Direct transfer contributions may be made to a Roth IRA only from another Roth IRA. The difference between a rollover transaction and a direct transfer transaction is that in a rollover transaction the individual actually takes possession of the funds rolled over, or constructively receives them in the case of a change from one type of plan to another. In a direct transfer transaction, the individual never takes possession of the funds, but directs the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to Equitable Life, as the Roth IRA issuer. Direct transfer transactions can only be made between identical plan types (for example, Roth IRA to Roth IRA); rollover transactions may be made between identical plan types but must be made between different plan types (for example, Traditional IRA to Roth IRA). Although the economic effect of a Roth IRA to Roth IRA rollover transaction and a Roth IRA to Roth IRA direct transfer transaction is the same -- both can be accomplished on a completely tax-free basis -- Roth IRA to Roth IRA rollover transactions are limited to once every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions and can be made more frequently than once a year.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. Also, in some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses incidental to a judicial decree of divorce or separation.


The IRS has recently proposed rules on "recharacterizations" of contributions made to Roth IRAs as contributions to Traditional IRAs and vice versa. These rules are proposed and not final and may be changed before they are finalized. You should consult your tax adviser regarding the potential impact of these rules on your own situation.


CONVERSION CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are deemed to withdraw) all or a portion of funds from a Traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are deemed to receive) the Traditional IRA proceeds. Unlike a rollover from a Traditional IRA to another Traditional IRA, the conversion rollover transaction is not tax exempt; the distribution from the Traditional IRA is generally fully taxable. (If you have ever made nondeductible regular contributions to any Traditional IRA -- whether or not it is the Traditional IRA you are converting -- a pro rata portion of the distribution is tax exempt.) For this reason, Equitable Life is required to withhold 10% Federal income tax from the amount converted unless you elect out of such withholding. See "Federal and State Income Tax Withholding and Information Reporting" below.


However, even if you are under age 59 1/2 there is no premature distribution penalty on the Traditional IRA withdrawal that you are converting to a Roth IRA. Also, a special rule applies to Traditional IRA funds converted to a Roth IRA in calendar year 1998 only. For 1998 Roth IRA conversion rollover transactions, you can elect to include the gross income from the Traditional IRA conversion ratably over the four-year period 1998-2001. See discussion of the pre-age 59 1/2 withdrawal penalty and the special penalties that may apply to premature withdrawals of converted funds under "Additional Taxes and Penalties" and "Penalty Tax on Premature Distributions" below.


YOU CANNOT MAKE CONVERSION CONTRIBUTIONS TO A ROTH IRA FOR ANY TAXABLE YEAR IN WHICH YOUR ADJUSTED GROSS INCOME EXCEEDS $100,000. (For this purpose, your adjusted gross income is computed without the gross income stemming from the Traditional IRA conversion.) You also cannot make conversion contributions to a Roth IRA for any taxable year in which your Federal income tax filing status is "married filing separately."

Finally, you cannot make conversion contributions to a Roth IRA to the extent that the funds in your Traditional IRA are subject to the annual required minimum distribution rule applicable to Traditional IRAs beginning at age 70 1/2. For the potential effects of violating these rules, see discussion of "Additional Taxes and Penalties" and "Excess Contributions" below.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS


NO RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement. However, these withdrawals may be subject to a withdrawal charge as stated in your Certificate. See discussion in Part 5. Also, the withdrawal may be taxable to an extent and, even if not taxable, may be subject to tax penalty in certain circumstances. See the discussion below under "Distributions from Roth IRAs," "Additional Taxes and Penalties," and "Penalty Tax on Premature Distributions."

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your Certificate, surrender of your Certificate and annuity payments from your Certificate. Death benefits are also distributions.

The following distributions from Roth IRAs are free of income tax:

(1) Rollovers from a Roth IRA to another Roth IRA.

(2) Direct transfers from a Roth IRA to another Roth IRA (see "Rollovers and Direct Transfers" above).

(3) "Qualified Distributions" from Roth IRAs (see "Qualified Distributions from Roth IRAs" below).

(4) Return of excess contributions (see "Additional Taxes and Penalties," and "Excess Contributions" below).

Qualified Distributions from Roth IRAs

Distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income: (1) you attain age 59 1/2, (2) your death, (3) your disability (as defined in the Code), or (4) a "qualified first-time homebuyer distribution" (as also defined in the Code). Qualified first-time homebuyer distributions are limited to $10,000 lifetime in the aggregate from all Roth and Traditional IRAs of the taxpayer.

You also have to meet a 5-year aging period. A qualified distribution is any distribution made after the five-taxable year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).


Non-Qualified Distributions from Roth IRAs


Non-qualified distributions from Roth IRAs are any distributions which do not meet the qualifying event and five-year aging period tests described above and are potentially taxable as ordinary income. In contrast to Traditional IRA distributions, which are assumed to be fully taxable, non-qualified distributions receive return-of-investment-first treatment. That is, the recipient is taxed only on the difference between the amount of the distribution and the amount of Roth IRA contributions (less any distributions previously recovered tax free).

Like Traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable five-year averaging method (or, in certain cases, favorable ten-year averaging and long-term capital gain treatment) available in certain cases to distributions from qualified plans.

Although the IRS has not yet issued complete guidance on all aspects of Roth IRAs, it appears that you will be required to keep your own records of regular and conversion contributions to all Roth IRAs in order to assure appropriate taxation. An individual making contributions to a Roth IRA in any taxable year, or receiving amounts from any Roth IRA may be required to file the information with the IRS and retain all income tax returns and records pertaining to such contributions until interests in Roth IRAs are fully distributed.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

If you die before annuitization or before the entire amount of the Roth IRA has been distributed to you, distributions of your entire interest under the Roth IRA must be completed to your designated beneficiary by December 31 of the fifth year after your death, unless payments to a designated beneficiary begin by December 31 of the year after your death and are made over the beneficiary's life or over a period which does not extend beyond the beneficiary's life expectancy. If your surviving spouse is the designated beneficiary, no distributions to a beneficiary are required until after the surviving spouse's death.

TAXATION OF DEATH BENEFIT

Distributions received by a beneficiary are generally given the same tax treatment you would have received if distribution had been made to you.

ADDITIONAL TAXES AND PENALTIES

You are subject to additional taxation for using your Roth IRA funds in prohibited transactions (as described below). There are also additional taxes for making excess contributions and making certain pre-age 59 1/2 distributions.

Prohibited Transactions

A Roth IRA may not be borrowed against or used as collateral for a loan or other obligation. If the Roth IRA is borrowed against or used as collateral, its tax-favored status will be lost as of the first day of the tax year in which the event occurred. If this happens, you may be required to include in your Federal gross income for that year an amount equal to the fair market value of your Roth IRA Certificate as of the first day of that tax year. Also, an early distribution penalty tax of 10% could apply if you have not reached age 59 1/2 before the first day of that tax year. See "Penalty Tax on Premature Distributions" below.

EXCESS CONTRIBUTIONS

Excess contributions to a Roth IRA are subject to a 6% excise tax for the year in which made and for each year thereafter until withdrawn. In the case of rollover Roth IRA contributions, "excess contributions" are amounts which are not eligible to be rolled over (for example, conversion contributions from a Traditional IRA if your adjusted gross income is in excess of $100,000 in the conversion year).


Although the impact of the proposed IRS rules is not clear, it appears that rules similar to the rules applicable to Traditional IRAs generally apply to an excess contribution ("regular" or rollover) which is withdrawn or recharacterized before the time for filing your Federal income tax return for the tax year (including extensions). It is not includable in income and is not subject to the 10% penalty tax on early distributions (discussed below under "Penalty Tax on Premature Distributions"), provided any earnings attributable to the excess contribution are also withdrawn or recharacterized. Any withdrawn earnings on the excess contribution, however, could be includable in your gross income for the tax year in which the excess contribution from which they arose was made and could be subject to the 10% penalty tax.

PENALTY TAX ON PREMATURE DISTRIBUTIONS


The taxable portion of distributions from a Roth IRA made before you reach age 59 1/2 will be subject to an additional 10% Federal income tax penalty unless one of the following exceptions applies. There are exceptions for:

o   Your death,

o   Your disability,

o   Distributions used to pay certain extraordinary medical expenses,

o Distributions used to pay medical insurance premiums for certain unemployed individuals,

o Substantially equal payments made at least annually over your life (or your life expectancy), or over the lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method,

o   "Qualified first-time homebuyer distributions" as defined in the Code, and

o Distributions used to pay specified higher education expenses as defined in the Code.


Special penalty rules may apply to prematurely withdrawn amounts attributable to 1998 conversion rollovers. Please consult your tax adviser.

Because Roth IRAs have only been recently approved, you should consult with your tax adviser as to whether they are an appropriate investment vehicle for you.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

Equitable Life is required to withhold Federal income tax from Traditional IRA distributions and the taxable portion of payments from annuity contracts, unless the recipient elects not to be subject to income tax withholding. For this reason we are generally required to withhold on conversion rollovers of Traditional IRAs to Roth IRAs, as the deemed withdrawal from the Traditional IRA is taxable. Withholding may also apply to any taxable amounts paid under a free look or cancellation. Generally, no withholding is required on distributions which are not taxable (for example, a direct transfer from one Roth IRA to another Roth IRA you own). In the case of distributions from a Roth IRA, we may not be able to calculate the portion of the distribution (if any) subject to tax. We may be required to withhold on the gross amount of the distribution unless you elect out of withholding as described below. This may result in tax being withheld even though the Roth IRA distribution is not taxable in whole or in part.

The rate of withholding will depend on the type of distribution and, in certain cases, the amount of the distribution. Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. See your tax adviser if you think you may be affected by such rules.

Any income tax withheld is a credit against your income tax liability. If a recipient does not have sufficient income tax withheld or does not make sufficient estimated income tax payments, however, the recipient may incur penalties under the estimated income tax rules. Recipients should consult their tax advisers to determine whether they should elect out of withholding. Requests not to withhold Federal income tax must be made in writing prior to receiving benefits under the Certificate. Our Processing Office will provide forms for this purpose. No election out of withholding is valid unless the recipient provides us with the correct Taxpayer Identification Number and a United States residence address.

Certain states have indicated that income tax withholding will apply to payments from the Certificates made to residents. In some states, a recipient may elect out of state withholding. Generally, an election out of Federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our Processing Office at the toll-free number and consult your tax adviser.

Periodic payments are generally subject to wage-bracket type withholding (as if such payments were payments of wages by an employer to an employee) unless the recipient elects no withholding. If a recipient does not elect out of withholding or does not specify the number of withholding exemptions, withholding will generally be made as if the recipient is married and claiming three withholding exemptions. There is an annual threshold of taxable income from periodic annuity payments which is exempt from withholding based on this assumption. For 1998, a recipient of periodic payments (e.g., monthly or annual payments) which total less than a $14,400 taxable amount will generally be exempt from Federal income tax withholding, unless the recipient specifies a different choice of withholding exemption. A withholding election may be revoked at any time and remains effective until revoked. If a recipient fails to provide a correct Taxpayer Identification Number, withholding is made as if the recipient is single with no exemptions.

A recipient of a non-periodic distribution (total or partial) will generally be subject to withholding at a flat 10% rate. A recipient who provides a United States residence address and a correct Taxpayer Identification Number will generally be permitted to elect not to have tax withheld.

All recipients receiving periodic and non-periodic payments will be further notified of the withholding requirements and of their right to make withholding elections.

OTHER WITHHOLDING

As a general rule, if death benefits are payable to a person two or more generations younger than you, a Federal generation skipping tax may be payable with respect to the benefit at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to transfers which would also be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with your tax adviser for specific information, especially where benefits are passing to younger generations, as opposed to a spouse or child.

If we believe a benefit may be subject to generation skipping tax we may be required to withhold for such tax unless we receive acceptable written confirmation that no such tax is payable.

IMPACT OF TAXES TO EQUITABLE LIFE

The Certificates provide that Equitable Life may charge the Separate Account for taxes. Equitable Life can set up reserves for such taxes.

--------------------------------------------------------------------------------
                            PART 8: OTHER INFORMATION
--------------------------------------------------------------------------------


INDEPENDENT ACCOUNTANTS


The consolidated financial statements and consolidated financial statement schedules of Equitable Life at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in Equitable Life's Annual Report on Form 10-K, incorporated by reference in the prospectus, have been examined by PricewaterhouseCoopers LLP, independent accountants, whose reports thereon are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedules have been incorporated herein by reference in reliance upon the reports of PricewaterhouseCoopers LLP given upon their authority as experts in accounting and auditing.


LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings, none of which, in our view, are likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the Certificates or the Certificates' distribution.

--------------------------------------------------------------------------------

                         PART 9: INVESTMENT PERFORMANCE

--------------------------------------------------------------------------------


This Part presents performance data for each of the Investment Funds included in the tables below. The performance data were calculated by two methods. The first method, presented in Tables 1 and 2, reflects all applicable fees and charges, including the optional baseBUILDER benefits charge, but not the charges for any applicable taxes such as premium taxes.

The second method, presented in Tables 3, 4 and 5, also reflects all applicable fees and charges, but does not reflect the withdrawal charge, the optional baseBUILDER benefits charge, or the charge for tax such as premium taxes. These additional charges would effectively reduce the rates of return credited to a particular Certificate.


The Certificates described in this prospectus are being offered for the first time as of the date of this prospectus. Accordingly, the performance data for the Investment Funds have been adjusted for the expenses, as described herein, that would have been incurred had these Certificates been available prior to the date of this prospectus. In addition, the investment results prior to October 1996, when HRT Class IB shares were not available, have been adjusted to reflect 12b-1 fees.


In all cases the results shown in the tables are based on the actual historical investment experience of the corresponding Portfolios of HRT or EQAT, as the case may be (see "HRT Portfolios," below). Certain of the Investment Funds began operations on a date after the inception date of the corresponding Portfolio, as indicated in Table 1. When we advertise the performance of an Investment Fund we will separately include the historical performance of the Investment Fund, determined in the manner shown in Table 1, since the Investment Fund's inception date, as and to the extent required by regulatory authorities.

HRT Portfolios

The performance data for the Alliance Money Market and Alliance Common Stock Funds that invest in corresponding HRT Portfolios, for periods prior to March 22, 1985, reflect the investment results of two open-end management separate accounts (the "predecessor separate accounts") which were reorganized in unit investment trust form. The "Since Inception" figures for these Investment Funds are based on the date of inception of the predecessor separate accounts. These performance data have been adjusted to reflect the maximum investment advisory fee payable for the corresponding Portfolio of HRT, as well as an assumed charge of 0.06% for direct operating expenses.

EQAT Portfolios

EQAT commenced operations on May 1, 1997. The Investment Funds of the Separate Account that invest in Class IB shares of Portfolios of EQAT commenced operations on May 1, September 2, and December 31, 1997.


See "Part 2: The Guaranteed Period Account" for information on the Guaranteed Period Account.

The performance data in Tables 1 and 2 (which reflect the first calculation method described above) illustrate the average annual total return of the Investment Funds, and the growth of an investment in the Investment Funds, respectively, over the periods shown, assuming a single initial contribution of $1,000 plus a $30 Credit, and the surrender of a Certificate, at the end of each period on December 31, 1997. An Investment Fund's average annual total return is the annual rate of growth of the Investment Fund that would be necessary to achieve the ending value of a contribution kept in the Investment Fund for the period specified.

Each calculation assumes that the $1,000 contribution plus the $30 Credit was allocated to only one Investment Fund, no transfers or subsequent contributions were made and no amounts were allocated to any other Investment Option under the Certificate.

In order to calculate annualized rates of return, we divide the Cash Value of a Certificate which is surrendered on December 31, 1997 by the $1,000 contribution plus the $30 Credit made at the beginning of each period illustrated. The result of that calculation is the total growth rate for the period. Then we annualize that growth rate to obtain the average annual percentage increase (decrease) during the period shown. When we "annualize," we assume that a single rate of return applied each year during the period will produce the ending value, taking into account the effect of compounding.

                                     TABLE 1
         AVERAGE ANNUAL TOTAL RETURN UNDER A CERTIFICATE SURRENDERED ON
                               DECEMBER 31, 1997*


-------------------------------------------------------------------------------------------------------------------------------
                                                                          LENGTH OF INVESTMENT PERIOD
                                           ------------------------------------------------------------------------------------
                                                                                                    SINCE
                                                                                                  INVESTMENT       SINCE
                                               ONE         THREE        FIVE          TEN            FUND        PORTFOLIO
INVESTMENT FUND                               YEAR         YEARS        YEARS        YEARS       INCEPTION*      INCEPTION**
-------------------------------------------------------------------------------------------------------------------------------
Alliance Conservative Investors
Alliance Growth Investors
Alliance Growth & Income
Alliance Common Stock
Alliance Global
Alliance International
Alliance Aggressive Stock
Alliance Small Cap Growth
Alliance Money Market
Alliance Intermediate Government
   Securities                                                         [to be inserted by amendment]
Alliance High Yield
MFS Emerging Growth Companies
MFS Research
Merrill Lynch Basic Value Equity
Merrill Lynch World Strategy
Morgan Stanley Emerging Markets Equity
EQ/Putnam Balanced
EQ/Putnam Growth & Income Value
T. Rowe Price Equity Income
T. Rowe Price International Stock
Warburg Pincus Small Company Value

-------------------
See footnotes on page 63.

-------------------------------------------------------------------------------------------------------------------------------


                                     TABLE 2
     GROWTH OF $1,000 UNDER A CERTIFICATE SURRENDERED ON DECEMBER 31, 1997*


-------------------------------------------------------------------------------------------------------------------------------
                                                                          LENGTH OF INVESTMENT PERIOD
                                           ------------------------------------------------------------------------------------
                                               ONE              THREE             FIVE                TEN            SINCE
INVESTMENT FUND                               YEAR              YEARS             YEARS              YEARS         INCEPTION**
-------------------------------------------------------------------------------------------------------------------------------
Alliance Conservative Investors
Alliance Growth Investors
Alliance Growth & Income
Alliance Common Stock
Alliance Global
Alliance International                                                [to be inserted by amendment]
Alliance Aggressive Stock
Alliance Small Cap Growth
Alliance Money Market
Alliance Intermediate Government
   Securities
Alliance High Yield

     GROWTH OF $1,000 UNDER A CERTIFICATE SURRENDERED ON DECEMBER 31, 1997*


-------------------------------------------------------------------------------------------------------------------------------
                                                                          LENGTH OF INVESTMENT PERIOD
                                           ------------------------------------------------------------------------------------
                                               ONE              THREE             FIVE                TEN            SINCE
INVESTMENT FUND                               YEAR              YEARS             YEARS              YEARS         INCEPTION**
-------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Companies
MFS Research
Merrill Lynch Basic Value Equity
Merrill Lynch World Strategy
Morgan Stanley Emerging Markets Equity
                                                                     [to be inserted by amendment]
EQ/Putnam Balanced
EQ/Putnam Growth & Income Value
T. Rowe Price Equity Income
T. Rowe Price International Stock
Warburg Pincus Small Company Value


-------------------


*   The  "Since  Inception"  dates  for the  Investment  Funds  are as  follows:
    Alliance Conservative Investors, Alliance Growth Investors, Alliance Growth & Income, Alliance Common Stock, Alliance Global, Alliance International, Alliance Aggressive Stock, Alliance Money Market, and Alliance Intermediate Government Securities (May 1, 1995); Alliance Small Cap Growth, Alliance High Yield, MFS Emerging Growth Companies, MFS Research, Merrill Lynch Basic Value Equity, Merrill Lynch World Strategy, EQ/Putnam Balanced, EQ/Putnam Growth & Income Value, T. Rowe Price Equity Income, T. Rowe Price International Stock, and Warburg Pincus Small Company Value (May 1, 1997); and Morgan Stanley Emerging Markets Equity (September 2, 1997).

** The  "Since  Inception"  dates  for the  Portfolios  of HRT and  EQAT  are as follows: Alliance Conservative Investors (October 2, 1989); Alliance Growth Investors (October 2, 1989); Alliance Growth & Income (October 1, 1993); Alliance Common Stock (January 13, 1976); Alliance Global (August 27, 1987); Alliance International (April 3, 1995); Alliance Aggressive Stock (January 27, 1986); Alliance Small Cap Growth (May 1, 1997); Alliance Money Market (July 13, 1981); Alliance Intermediate Government Securities (April 1, 1991); Alliance High Yield (January 2, 1987); MFS Emerging Growth Companies (May 1,
   1997);  MFS Research (May 1, 1997);  Merrill Lynch Basic Value Equity (May 1,
   1997); Merrill Lynch World Strategy (May 1, 1997); Morgan Stanley Emerging Markets Equity (August 20, 1997); EQ/Putnam Balanced (May 1, 1997); EQ/Putnam Growth & Income Value (May 1, 1997); T. Rowe Price Equity Income (May 1,
   1997); T. Rowe Price International Stock (May 1, 1997); and Warburg Pincus Small Company Value (May 1, 1997).
--------------------------------------------------------------------------------


Tables 3, 4 and 5 (which reflect the second calculation method described above) provide you with information on rates of return on an annualized, cumulative and year-by-year basis.

All rates of return presented are time-weighted and include reinvestment of investment income, including interest and dividends. Cumulative rates of return reflect performance over a stated period of time. Annualized rates of return represent the annual rate of growth that would have produced the same cumulative return, if performance had been constant over the entire period.

BENCHMARKS


Market indices are not subject to any charges for investment advisory fees, brokerage commission or other operating expenses typically associated with a managed portfolio. Nor do they reflect other charges such as the mortality and expense risks charge, administration charge, distribution charge or any withdrawal or optional benefit charge, under the Certificates. Comparisons with these benchmarks, therefore, are of limited use. We include them because they are widely known and may help you to understand the universe of securities from which each Portfolio is likely to select its holdings. Benchmark data reflect the reinvestment of dividend income.


PORTFOLIO INCEPTION DATES AND COMPARATIVE BENCHMARKS:

ALLIANCE CONSERVATIVE INVESTORS: October 2, 1989; 70% Lehman Treasury Bond Composite Index and 30% Standard & Poor's 500 Index.

ALLIANCE GROWTH INVESTORS: October 2, 1989; 30% Lehman Government/Corporate Bond Index and 70% Standard & Poor's 500 Index.

ALLIANCE GROWTH & INCOME: October 1, 1993; 75% Standard & Poor's 500 Index and 25% Value Line Convertibles Index.

ALLIANCE COMMON STOCK: January 13, 1976; Standard & Poor's 500 Index.

ALLIANCE INTERNATIONAL: April 3, 1995; Morgan Stanley Capital International Europe, Australia, Far East Index.

ALLIANCE AGGRESSIVE STOCK: January 27, 1986; 50% Russell 2000 Small Stock Index and 50% Standard & Poor's Mid-Cap Total Return Index.

ALLIANCE SMALL CAP GROWTH: May 1, 1997; Russell 2000 Growth Index.

ALLIANCE MONEY MARKET: July 13, 1981; Salomon Brothers Three-Month T-Bill Index.

ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES: April 1, 1991; Lehman Intermediate Government Bond Index.

ALLIANCE HIGH YIELD: January 2, 1987; Merrill Lynch High Yield Master Index.




MFS EMERGING GROWTH COMPANIES: May 1, 1997; Russell 2000 Index.

MFS RESEARCH: May 1, 1997; Standard & Poor's 500 Index.

MERRILL LYNCH BASIC VALUE EQUITY: May 1, 1997; Standard & Poor's 500 Index.

MERRILL LYNCH WORLD STRATEGY: May 1, 1997; 36% Standard & Poor's 500 Index/24% Morgan Stanley Capital International Europe, Australia, Far East Index/21% Salomon Brothers U.S. Treasury Bond 1 Year+/14% Salomon Brothers World Government Bond (excluding U.S.)/and 5% Three-Month U.S. Treasury Bill.

MORGAN STANLEY EMERGING MARKETS EQUITY: August 20, 1997; Morgan Stanley Capital International Emerging Markets Free Price Return Index.

EQ/PUTNAM BALANCED: May 1, 1997; 60% Standard & Poor's 500 Index and 40% Lehman Government/ Corporate Bond Index.

EQ PUTNAM GROWTH & INCOME VALUE: May 1, 1997; Standard & Poor's 500 Index.

T. ROWE PRICE EQUITY INCOME: May 1, 1997; Standard & Poor's 500 Index.

T. ROWE PRICE INTERNATIONAL STOCK: May 1, 1997; Morgan Stanley Capital International Europe, Australia, Far East Index.

WARBURG PINCUS SMALL COMPANY VALUE: May 1, 1997; Russell 2000 Index.

The Lipper Variable Insurance Products Performance Analysis Survey (LIPPER) records the performance of a large group of variable annuity products, including managed separate accounts of insurance companies. According to Lipper Analytical Services, Inc., the data are presented net of investment management fees, direct operating expenses and asset-based charges applicable under annuity contracts. Lipper data provide a more accurate picture than market benchmarks of the Equitable Accumulator performance relative to other variable annuity products.



                                     TABLE 3
        ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1997:*

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

ALLIANCE CONSERVATIVE  INVESTORS
   Lipper Income
   Benchmark

ALLIANCE GROWTH INVESTORS
   Lipper Flexible Portfolio
   Benchmark

ALLIANCE GROWTH & INCOME
   Lipper Growth & Income
   Benchmark                                                       [to be inserted by amendment]

ALLIANCE COMMON STOCK
   Lipper Growth
   Benchmark

ALLIANCE GLOBAL
   Lipper Global
   Benchmark

ALLIANCE INTERNATIONAL
   Lipper International
   Benchmark

        ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1997:*

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

ALLIANCE AGGRESSIVE STOCK
   Lipper Mid-Cap
   Benchmark

ALLIANCE SMALL CAP
   GROWTH
   Lipper Small Cap
   Benchmark

ALLIANCE MONEY MARKET
   Lipper Money Market
   Benchmark

ALLIANCE INTERMEDIATE  GOVERNMENT
   SECURITIES
   Lipper Gen. U.S. Government
   Benchmark

ALLIANCE HIGH YIELD
   Lipper High Yield
   Benchmark

MFS EMERGING GROWTH
   COMPANIES                                                           [to be inserted by amendment]
   Lipper Mid-Cap
   Benchmark

MFS RESEARCH
   Lipper Growth
   Benchmark

MERRILL LYNCH BASIC
   VALUE EQUITY
   Lipper Growth
   Benchmark

MERRILL LYNCH WORLD STRATEGY
   Lipper Global
   Benchmark

MORGAN STANLEY
   EMERGING MARKETS
   EQUITY
   Lipper Emerging Markets
   Benchmark

EQ/PUTNAM BALANCED
   Lipper Balanced
   Benchmark

EQ/PUTNAM GROWTH &
   INCOME VALUE
   Lipper Growth & Income
   Benchmark

        ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1997:*

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------

T. ROWE PRICE EQUITY
   INCOME
   Lipper Equity Income
   Benchmark

T. ROWE PRICE
   INTERNATIONAL                                                   [to be inserted by amendment]
   STOCK
   Lipper International
   Benchmark

WARBURG PINCUS SMALL
   COMPANY VALUE
   Lipper Small Cap
   Benchmark


----------------------
See footnotes on page 68.

-------------------------------------------------------------------------------------------------------------------------------


                                     TABLE 4
        CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1997:*

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------


ALLIANCE CONSERVATIVE INVESTORS
   Lipper Income
   Benchmark

ALLIANCE GROWTH INVESTORS
   Lipper Flexible Portfolio
   Benchmark

ALLIANCE GROWTH & INCOME
   Lipper Growth & Income
   Benchmark

ALLIANCE COMMON STOCK
   Lipper Growth
   Benchmark

ALLIANCE GLOBAL                                                    [to be inserted by amendment]
   Lipper Global
   Benchmark

ALLIANCE INTERNATIONAL
   Lipper International
   Benchmark

ALLIANCE AGGRESSIVE STOCK
   Lipper Mid-Cap
   Benchmark

ALLIANCE SMALL CAP
   GROWTH
   Lipper Small Cap
   Benchmark

ALLIANCE MONEY MARKET
   Lipper Money Market
   Benchmark

ALLIANCE INTERMEDIATE  GOVERNMENT
   SECURITIES
   Lipper Gen. U.S. Government
   Benchmark


        CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1997:*

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION
                                      -----------------------------------------------------------------------------------------


ALLIANCE HIGH YIELD
   Lipper High Yield
   Benchmark

MFS EMERGING GROWTH
   COMPANIES
   Lipper Mid-Cap
   Benchmark

MFS RESEARCH
   Lipper Growth
   Benchmark

MERRILL LYNCH BASIC
   VALUE EQUITY
   Lipper Growth
   Benchmark

MERRILL LYNCH WORLD
   STRATEGY                                                        [to be inserted by amendment]
   Lipper Global
   Benchmark

MORGAN STANLEY
   EMERGING MARKETS
   EQUITY
   Lipper Emerging Markets
   Benchmark

EQ/PUTNAM BALANCED
   Lipper Balanced
   Benchmark

EQ/PUTNAM GROWTH &
   INCOME VALUE
   Lipper Growth & Income
   Benchmark

T.ROWE PRICE EQUITY
   INCOME
   Lipper Equity Income
   Benchmark

T. ROWE PRICE
   INTERNATIONAL
   STOCK
   Lipper International
   Benchmark

WARBURG PINCUS SMALL
   COMPANY VALUE
   Lipper Small Cap
   Benchmark

----------------------
See footnotes on page 68.

-------------------------------------------------------------------------------------------------------------------------------

                                     TABLE 5
                          YEAR-BY-YEAR RATES OF RETURN*

------------------------------------------------------------------------------------------------------------------------------------
                 1984     1985    1986     1987    1988     1989    1990     1991     1992    1993     1994    1995     1996    1997
               ---------------------------------------------------------------------------------------------------------------------


ALLIANCE
   CONSERVATIVE
   INVESTORS
ALLIANCE
   GROWTH
   INVESTORS
ALLIANCE
   GROWTH &
   INCOME
ALLIANCE
   COMMON
   STOCK***
ALLIANCE GLOBAL                                             [TO BE INSERTED BY AMENDMENT]
ALLIANCE
   INTERNATIONAL
ALLIANCE
   AGGRESSIVE
   STOCK
ALLIANCE MONEY
   MARKET***
ALLIANCE
   INTERMEDIATE
   GOVERNMENT
   SECURITIES
ALLIANCE HIGH
   YIELD

----------------
*Returns do not reflect the withdrawal charge, the optional baseBUILDER benefits charge, and any charge for tax such as premium taxes. There are no returns shown in Table 5 for the Alliance Small Cap Growth Fund and the Investment Funds investing in EQAT as such Funds have less than one year of performance.
 **Unannualized.
***Prior to 1984 the Year-by-Year Rates of

   Return were:                                     1976     1977      1978      1979     1980      1981      1982     1983
                                                 ------------------------------------------------------------------------------
   ALLIANCE COMMON STOCK                                                 [TO BE INSERTED BY AMENDMENT]
   ----------------------------------------
   ALLIANCE MONEY MARKET

-------------------------------------------------------------------------------------------------------------------------------


COMMUNICATING PERFORMANCE DATA


In reports or other communications or in advertising material, we may describe general economic and market conditions affecting the Separate Account and each respective trust and may present the performance of the Investment Funds or compare it with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc., VARDS or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) other appropriate indices of investment securities and averages for peer universes of funds which are shown under "Benchmarks" and "Portfolio Inception Dates and Comparative Benchmarks" in this Part 9, or (3) data developed by us derived from such indices or averages. The Morningstar Variable Annuity/Life Report consists of nearly 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account charges. VARDS is a monthly reporting service that monitors approximately 760 variable life and variable annuity funds on performance and account information. Advertisements or other communications furnished to present or prospective Certificate Owners may also include evaluations of an Investment Fund or Portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuity Sourcebook, Business Week, Chicago Tribune, Forbes, Fortune, Institutional Investor, Investment Adviser, Investment Dealer's Digest, Investment Management Weekly, Los Angeles Times, Money, Money Management Letter, Kiplinger's Personal Finance, Financial Planning, National Underwriter, Pension & Investments, USA Today, Investor's Business Daily, The New York Times, and The Wall Street Journal.

ALLIANCE MONEY MARKET FUND, ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES FUND AND ALLIANCE HIGH YIELD FUND YIELD INFORMATION

The current yield and effective yield of the Alliance Money Market Fund, Alliance Intermediate Government Securities Fund and Alliance High Yield Fund may appear in reports and promotional material to current or prospective Certificate Owners.


Current yield for the Alliance Money Market Fund will be based on net changes in a hypothetical investment over a given seven-day period, exclusive of capital changes, and then "annualized" (assuming that the same seven-day result would occur each week for 52 weeks). Current yields for the Alliance Intermediate Government Securities Fund and Alliance High Yield Fund will be based on net changes in a hypothetical investment over a given 30-day period, exclusive of capital changes, and then "annualized" (assuming that the same 30-day result would occur each month for 12 months). "Effective yield" is calculated in a manner similar to that used to calculate current yield, but when annualized, any income earned by the investment is assumed to be reinvested. The "effective yield" will be slightly higher than the "current yield" because any earnings are compounded weekly for the Alliance Money Market Fund and monthly for the Alliance Intermediate Government Securities Fund and Alliance High Yield Fund. Alliance Money Market Fund, Alliance Intermediate Government Securities Fund and Alliance High Yield Fund yields and effective yields assume the deduction of all Certificate charges and expenses other than the withdrawal charge, the optional baseBUILDER benefits charge, and any charge for tax such as premium tax. See "Part 5: Alliance Money Market Fund, Alliance Intermediate Government Securities Fund and Alliance High Yield Fund Yield Information" in the SAI.

                   APPENDIX I: MARKET VALUE ADJUSTMENT EXAMPLE
--------------------------------------------------------------------------------

The example below shows how the market value adjustment would be determined and how it would be applied to a withdrawal, assuming that $100,000 was allocated on February 15, 1999 to a GIRO with an Expiration Date of February 15, 2008 at a Guaranteed Rate of 7.00% resulting in a Maturity Value at the Expiration Date of $183,846, and further assuming that a withdrawal of $50,000 was made on February 15, 2003.

--------------------------------------------------------------------------------

                                                                                             ASSUMED
                                                                               GUARANTEED RATE ON FEBRUARY 15, 2003
                                                                                5.00%                        9.00%
                                                                    -----------------------------------------------------------

As of February 15, 2003 (Before Withdrawal)
-------------------------------------------
(1)  Present Value of Maturity Value,
     also Annuity Account Value..................................           $  144,048                   $  119,487
(2)  Guaranteed Period Amount....................................              131,080                      131,080
(3)  Market Value Adjustment: (1) - (2)..........................               12,968                      (11,593)

On February 15, 2003 (After Withdrawal)
---------------------------------------
(4)  Portion of (3) Associated
     with Withdrawal: (3) x [$50,000/(1)]........................           $    4,501                   $   (4,851)
(5)  Reduction in Guaranteed
     Period Amount: [$50,000 - (4)]..............................               45,499                       54,851
(6)  Guaranteed Period Amount: (2) - (5).........................               85,581                       76,229
(7)  Maturity Value..............................................              120,032                      106,915
(8)  Present Value of (7), also
     Annuity Account Value.......................................               94,048                       69,487
-------------------------------------------------------------------------------------------------------------------------------

You should note that under this example if a withdrawal is made when rates have increased (from 7.00% to 9.00% in the example), a portion of a negative market value adjustment is realized. On the other hand, if a withdrawal is made when rates have decreased (from 7.00% to 5.00% in the example), a portion of a positive market value adjustment is realized.

            APPENDIX II: PURCHASE CONSIDERATIONS FOR QP CERTIFICATES
--------------------------------------------------------------------------------

Any trustee considering a purchase of a QP Certificate should discuss with its tax adviser whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP Certificate, the distribution of such an annuity, the purchase of the Guaranteed Minimum Income Benefit, and the payment of death benefits in accordance with the requirements of the Code. The form of Certificate and this prospectus should be reviewed in full, and the following factors, among others, should be noted. This QP Certificate accepts transfer contributions only and not regular, ongoing payroll contributions. For 401(k) plans under defined contribution plans, no employee after-tax contributions are accepted. Under defined benefit plans, we will not accept rollovers from a defined contribution plan to a defined benefit plan. We will only accept transfers from a defined benefit plan or a change of investment vehicles in the plan.

For defined benefit plans, the maximum percentage of actuarial value of the plan Participant/Employee's "Normal Retirement Benefit" which can be funded by a QP Certificate is 80%. The Annuity Account Value under a QP Certificate may at any time be more or less than the lump sum actuarial equivalent of the "Accrued Benefit" for a defined benefit plan Participant/Employee. Equitable Life does not guarantee that the Annuity Account Value under a QP Certificate will at any time equal the actuarial value of 80% of a Participant/Employee's Accrued Benefit. If overfunding of a plan occurs, withdrawals from the QP Certificate may be required. A withdrawal charge and/or market value adjustment may apply. Further, Equitable will not perform or provide any plan recordkeeping services with respect to the QP Certificates. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP Certificates, so if the plan provides for loans and a Participant/Employee takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan.

Finally, because the method of purchasing the QP Certificates and the features of the QP Certificates may appeal more to plan Participants/Employees who are older and tend to be highly paid, and because certain features of the QP Certificates are available only to plan Participants/Employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP Certificates would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

             APPENDIX III: GUARANTEED MINIMUM DEATH BENEFIT EXAMPLE
--------------------------------------------------------------------------------


Under the Certificates the death benefit is equal to the Annuity Account Value or, if greater, the Guaranteed Minimum Death Benefit (see "Guaranteed Minimum Death Benefit" in Part 3).


The following is an example illustrating the calculation of the Guaranteed Minimum Death Benefit. Assuming $100,000 is allocated to the Investment Funds (with no allocation to the Alliance Money Market and Alliance Intermediate Government Securities Funds or the GIROs), no subsequent contributions, no transfers and no withdrawals, the Guaranteed Minimum Death Benefit for an Annuitant age 45 would be calculated as follows:

         ----------------------------------------------------------------------------------------------------------------------
                END OF                                              6% ROLL UP TO AGE 80          ANNUAL RATCHET TO AGE 80
               CONTRACT                   ANNUITY                    GUARANTEED MINIMUM              GUARANTEED MINIMUM
                 YEAR                  ACCOUNT VALUE                  DEATH BENEFIT(1)                 DEATH BENEFIT
         ----------------------------------------------------------------------------------------------------------------------

                   1                       $105,000                        $106,000                        $105,000(2)
                   2                       $115,500                        $112,360                        $115,500(2)
                   3                       $132,825                        $119,102                        $132,825(2)
                   4                       $106,260                        $126,248                        $132,825(3)
                   5                       $116,886                        $133,823                        $132,825(3)
                   6                       $140,263                        $141,852                        $140,263(2)
                   7                       $140,263                        $150,363                        $140,263(3)
         ----------------------------------------------------------------------------------------------------------------------

The Annuity Account Values for Contract Years 1 through 7 are determined based on hypothetical rates of return of 5.00%, 10.00%, 15.00%, (20.00)%, 10.00%,
20.00% and 0.00%, respectively.

6% ROLL UP TO AGE 80


(1) For Contract Years 1 through 7, the Guaranteed Minimum Death Benefit equals the amount allocated increased by 6%.

ANNUAL RATCHET TO AGE 80

(2) At the end of Contract Years 1, 2 and 3, and again at the end of Contract Year 6, the Guaranteed Minimum Death Benefit is equal to the current Annuity Account Value.

(3) At the end of Contract Years 4, 5 and 7, the Guaranteed Minimum Death Benefit is equal to the Guaranteed Minimum Death Benefit at the end of the prior year since it is equal to or higher than the current Annuity Account Value.

--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                          PAGE
--------------------------------------------------------------------------------

Part 1:    Minimum Distribution Withdrawals-- Traditional
           IRA Certificates                                                2
--------------------------------------------------------------------------------
Part 2:    Accumulation Unit Values                                        2
--------------------------------------------------------------------------------
Part 3:    Annuity Unit Values                                             2
--------------------------------------------------------------------------------
Part 4:    Custodian and Independent Accountants                           3
--------------------------------------------------------------------------------
Part 5:    Alliance Money Market Fund, Alliance Intermediate
           Government Securities Fund and Alliance High
           Yield Fund Yield Information                                    3
--------------------------------------------------------------------------------
Part 6:    Long-Term Market Trends                                         4
--------------------------------------------------------------------------------
Part 7:    Key Factors in Retirement Planning                              6
--------------------------------------------------------------------------------
Part 8:    Financial Statements                                           10
--------------------------------------------------------------------------------








           HOW TO OBTAIN AN EQUITABLE ACCUMULATOR STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NO. 45






           Send this request form to:


               Equitable Life
               Equitable Accumulator
               P.O. Box 1547
               Secaucus, NJ 07096-1547





           Please  send me an  Equitable  Accumulator  SAI dated  ______,
           1998:





           ---------------------------------------------------------------------
           Name

           ---------------------------------------------------------------------
           Address

           ---------------------------------------------------------------------
           City                                State                Zip

(IMSAI 9/98)

                    EQUITABLE ACCUMULATOR(SM) (IRA, NQ AND QP)
                       STATEMENT OF ADDITIONAL INFORMATION

                                   MAY 1, 1998

                              -------------------
                            COMBINATION VARIABLE AND
                       FIXED DEFERRED ANNUITY CERTIFICATES

                               FUNDED THROUGH THE
                   INVESTMENT FUNDS OF SEPARATE ACCOUNT NO. 45

-------------------------------------------------------------------------------------------------------------------------------
                                                      EQUITY SERIES
-------------------------------------------------------------------------------------------------------------------------------
   DOMESTIC EQUITY                           INTERNATIONAL EQUITY                      AGGRESSIVE EQUITY
     Alliance Common Stock                     Alliance Global                           Alliance Aggressive Stock
     Alliance Growth & Income                  Alliance International                    Alliance Small Cap Growth
     BT Equity 500 Index                       BT International Equity Index             BT Small Company Index
     EQ/Putnam Growth & Income Value           Morgan Stanley Emerging Markets           MFS Emerging Growth Companies
     MFS Research                                Equity                                  Warburg Pincus Small Company Value
     Merrill Lynch Basic Value Equity          T. Rowe Price International Stock
     T. Rowe Price Equity Income
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
         ASSET ALLOCATION SERIES                                          FIXED INCOME SERIES
-------------------------------------------------------------------------------------------------------------------------------
     Alliance Conservative Investors         AGGRESSIVE FIXED INCOME                   DOMESTIC FIXED INCOME
     Alliance Growth Investors                 Alliance High Yield                       Alliance Intermediate Government
     EQ/Putnam Balanced                                                                    Securities
     Merrill Lynch World Strategy                                                        Alliance Money Market

-------------------------------------------------------------------------------------------------------------------------------

                                   ISSUED BY:
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------
    Home Office:              1290 Avenue of the Americas, New York, NY 10104
    Processing Office:        Post Office Box 1547, Secaucus, NJ 07096-1547

--------------------------------------------------------------------------------


This statement of additional information (SAI) is not a prospectus. It should be read in conjunction with the Separate Account No. 45 prospectus for the Equitable Accumulator, dated ______________, 1998. Definitions of special terms used in the SAI are found in the prospectus.


A copy of the prospectus is available free of charge by writing the Processing Office, by calling 1-800-789-7771, toll-free, or by contacting your agent.

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                          PAGE
-----------------------------------------------------------------------------------------------------------------------------
  Part  1    Minimum Distribution Withdrawals-- Traditional IRA Certificates                                               2
-----------------------------------------------------------------------------------------------------------------------------
  Part  2    Accumulation Unit Values                                                                                      2
-----------------------------------------------------------------------------------------------------------------------------
  Part  3    Annuity Unit Values                                                                                           2
-----------------------------------------------------------------------------------------------------------------------------
  Part  4    Custodian and Independent Accountants                                                                         3
-----------------------------------------------------------------------------------------------------------------------------
  Part  5    Alliance Money Market Fund, Alliance Intermediate Government Securities Fund and Alliance High
                Yield Fund Yield Information                                                                               3
-----------------------------------------------------------------------------------------------------------------------------
  Part  6    Long-Term Market Trends                                                                                       4
-----------------------------------------------------------------------------------------------------------------------------
  Part  7    Key Factors in Retirement Planning                                                                            6
-----------------------------------------------------------------------------------------------------------------------------
  Part  8    Financial Statements                                                                                         10
-----------------------------------------------------------------------------------------------------------------------------

        Copyright 1998 The Equitable Life Assurance Society of the United States, New York, New York 10104. All rights reserved. Accumulator is a service mark of The Equitable Life Assurance Society of the United States.



(IMSAI 9/98)

--------------------------------------------------------------------------------
PART 1 -- MINIMUM DISTRIBUTION WITHDRAWALS -- TRADITIONAL IRA CERTIFICATES


If you elect Minimum Distribution Withdrawals described in Part 4 of the prospectus, each year we calculate the Minimum Distribution Withdrawal amount by using the value of your Traditional IRA as of December 31 of the prior calendar year. We then calculate the minimum distribution amount based on the various choices you make. This calculation takes into account withdrawals made during the current calendar year but prior to the date we determine your Minimum Distribution Withdrawal amount, except that when Minimum Distribution Withdrawals are elected in the year in which you attain age 71 1/2, no adjustment will be made for any withdrawals made between January 1 and April 1 in satisfaction of the minimum distribution requirement for the prior year.


An election can also be made (1) to have us recalculate your life expectancy, or joint life expectancies, each year or (2) to have us determine your life expectancy, or joint life expectancies, once and then subtract one year, each year, from that amount. The joint life options are only available if the spouse is the beneficiary. However, if you first elect Minimum Distribution Withdrawals after April 1 of the year following the calendar year in which you attain age 70 1/2, option (1) will apply.

--------------------------------------------------------------------------------
PART 2 -- ACCUMULATION UNIT VALUES

Accumulation Unit Values are determined at the end of each Valuation Period for each of the Investment Funds. Other annuity contracts and certificates which may be offered by us will have their own accumulation unit values for the Investment Funds which may be different from those for the Equitable Accumulator.

The Accumulation Unit Value for an Investment Fund for any Valuation Period is equal to the Accumulation Unit Value for the preceding Valuation Period multiplied by the Net Investment Factor for that Investment Fund for that Valuation Period. The NET INVESTMENT FACTOR is:

   (a/b) - c

where:

(a) is the value of the Investment Fund's shares of the corresponding Portfolio at the end of the Valuation Period before giving effect to any amounts allocated to or withdrawn from the Investment Fund for the Valuation Period. For this purpose, we use the share value reported to us by HRT.

--------------------------------------------------------------------------------
(b) is the value of the Investment Fund's shares of the corresponding Portfolio at the end of the preceding Valuation Period (after any amounts allocated or withdrawn for that Valuation Period).


(c) is the daily Separate Account mortality and expense risks charge, administration charge, and distribution charge relating to the
     Certificates, times the number of calendar days in the Valuation Period. These daily charges are at an effective annual rate not to exceed a total of 1.60%.


--------------------------------------------------------------------------------
PART 3 -- ANNUITY UNIT VALUES

The annuity unit value for each Investment Fund was fixed at $1.00 on each Fund's respective effective date (as shown in the prospectus) for Certificates with assumed base rates of net investment return of both 5% and 3 1/2% a year. For each Valuation Period after that date, it is the annuity unit value for the immediately preceding Valuation Period multiplied by the adjusted Net Investment Factor under the Certificate. For each Valuation Period, the adjusted Net Investment Factor is equal to the Net Investment Factor reduced for each day in the Valuation Period by:

o .00013366 of the Net Investment Factor if the assumed base rate of net investment return is 5% a year; or

o .00009425 of the Net Investment Factor if the assumed base rate of net investment return is 3 1/2%.

Because of this adjustment, the annuity unit value rises and falls depending on whether the actual rate of net investment return (after deduction of charges) is higher or lower than the assumed base rate.

All Certificates have a 5% assumed base rate of net investment return, except in states where that rate is not permitted. Annuity payments under Certificates with an assumed base rate of 3 1/2% will at first be smaller than those under Certificates with a 5% assumed base rate. Payments under the 3 1/2% Certificates, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling than those under 5% Certificates.

The amounts of variable annuity payments are determined as follows:

Payments normally start on the Business Day specified on your election form, or on such other future date as specified therein and are made on a monthly basis. The first three payments are of equal amounts. Each of the first three payments will be based on the amount specified in the Tables of Guaranteed Annuity Payments in the Certificate.

The first three payments depend on the assumed base rate of net investment return and the form of annuity chosen (and any fixed period or period certain). If the

--------------------------------------------------------------------------------
annuity involved a life contingency, the risk class and the age of the annuitants will affect payments.

The amount of the fourth and each later payment will vary according to the investment performance of the Investment Funds. Each monthly payment will be calculated by multiplying the number of annuity units credited by the average annuity unit value for the second calendar month immediately preceding the due date of the payment. The number of units is calculated by dividing the first monthly payment by the annuity unit value for the Valuation Period which includes the due date of the first monthly payment. The average annuity unit value is the average of the annuity unit values for the Valuation Periods ending in that month. Variable income annuities may also be available by separate prospectus through the Investment Funds of other separate accounts we offer.

Illustration of Changes in Annuity Unit Values

To show how we determine variable annuity payments from month to month, assume that the Annuity Account Value on an Annuity Commencement Date is enough to fund an annuity with a monthly payment of $363 and that the annuity unit value for the Valuation Period that includes the due date of the first annuity payment is $1.05. The number of annuity units credited under the contract would be 345.71 (363 divided by 1.05 = 345.71).

If the fourth monthly payment is due in March, and the average annuity unit value for January was $1.10, the annuity payment for March would be the number of units (345.71) times the average annuity unit value ($1.10), or $380.28. If the average annuity unit value was $1 in February, the annuity payment for April would be 345.71 times $1, or $345.71.

--------------------------------------------------------------------------------
PART 4 -- CUSTODIAN AND INDEPENDENT ACCOUNTANTS

Equitable Life is the custodian for shares of each trust owned by the Separate Account.

The financial statements of the Separate Account for the periods ended December 31, 1997 and 1996, and the consolidated financial statements of Equitable Life at December 31, 1997 and 1996 and for each of the three years ended December 31, 1997 included in the SAI have been audited by PricewaterhouseCoopers LLP.

The financial statements of the Separate Account for the periods ended December 31, 1997 and 1996, and the consolidated financial statements of Equitable Life at December 31, 1997 and 1996 and for each of the three years ended December 31, 1997 included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
PART 5 -- ALLIANCE MONEY MARKET FUND, ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES FUND AND ALLIANCE HIGH YIELD FUND YIELD INFORMATION

Alliance Money Market Fund


The Alliance Money Market Fund calculates yield information for seven-day periods. The seven-day current yield calculation is based on a hypothetical Certificate with one Accumulation Unit at the beginning of the period. To determine the seven-day rate of return, the net change in the Accumulation Unit Value is computed by subtracting the Accumulation Unit Value at the beginning of the period from an Accumulation Unit Value, exclusive of capital changes, at the end of the period.

Accumulation Unit Values reflect all other accrued expenses of the Alliance Money Market Fund but do not reflect any withdrawal charges, the optional benefit charge or charges for applicable taxes such as state or local premium taxes.


The adjusted net change is divided by the Accumulation Unit Value at the beginning of the period to obtain the adjusted base period rate of return. This seven-day adjusted base period return is then multiplied by 365/7 to produce an annualized seven-day current yield figure carried to the nearest one-hundredth of one percent.

The effective yield is obtained by modifying the current yield to give effect to the compounding nature of the Alliance Money Market Fund's investments, as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, i.e., effective yield = (base period return + 1 )365/7 - 1. The Alliance Money Market Fund yields will fluctuate daily. Accordingly, yields for any given period are not necessarily representative of future results. In addition, the value of Accumulation Units of the Alliance Money Market Fund will fluctuate and not remain constant.

Alliance Intermediate Government Securities Fund and Alliance High Yield Fund

The Alliance Intermediate Government Securities and Alliance High Yield Funds calculate yield information for 30-day periods. The 30-day current yield calculation is based on a hypothetical Certificate with one Accumulation Unit at the beginning of the period. To determine the 30-day rate of return, the net change in the Accumulation Unit Value is computed by subtracting the Accumulation Unit Value at the beginning of

--------------------------------------------------------------------------------
the period from an Accumulation Unit Value, exclusive of capital changes, at the end of the period.

Accumulation Unit Values reflect all other accrued expenses of the Alliance Intermediate Government Securities or Alliance High Yield Fund but do not reflect the withdrawal charge, the optional benefit charge or charges for applicable taxes such as state or local premium taxes.

The adjusted net change is divided by the Accumulation Unit Value at the beginning of the period to obtain the adjusted base period rate of return. This 30-day adjusted base period return is then multiplied by 365/30 to produce an annualized 30-day current yield figure carried to the nearest one-hundredth of one percent.

The effective yield is obtained by modifying the current yield to give effect to the compounding nature of the Alliance Intermediate Government Securities Fund's or Alliance High Yield Fund's investments, as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 30, and subtracting one from the result, i.e., effective yield = (base period return + 1)365/30 - 1. The yields for the Alliance Intermediate Government Securities and Alliance High Yield Funds will fluctuate daily. Accordingly, yields for any given period are not necessarily representative of future results. In addition, the value of Accumulation Units of the Alliance Intermediate Government Securities and Alliance High Yield Funds will fluctuate and not remain constant.

Alliance Money Market Fund, Alliance Intermediate Government Securities Fund and Alliance High Yield Fund Yield Information

The yields for the Alliance Money Market Fund, Alliance Intermediate Government Securities Fund and Alliance High Yield Fund reflect charges that are not normally reflected in the yields of other investments and therefore may be lower when compared with yields of other investments. The yields for the Alliance Money Market Fund, Alliance Intermediate Government Securities Fund and Alliance High Yield Fund should not be compared to the return on fixed rate investments which guarantee rates of interest for specified periods, such as the GIROs. Nor should the yields be compared to the yield of money market funds made available to the general public.

Because the Equitable Accumulator Certificates were not offered prior to the date of the prospectus and SAI, no yield information is presented.

--------------------------------------------------------------------------------
PART 6 -- LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following charts present historical return trends for various types of securities. The information presented, while not directly related to the performance of the Investment Funds, helps to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with knowledge of your own financial needs (e.g., the length of time until you retire, your financial requirements at retirement), you may be able to better determine how you wish to allocate contributions among the Investment Funds.

Historically, the long-term investment performance of common stocks has generally been superior to that of long- or short-term debt securities. For those investors who have many years until retirement, or whose primary focus is on long-term growth potential and protection against inflation, there may be advantages to allocating some or all of their Annuity Account Value to those Investment Funds that invest in stocks.

                    Growth of $1 Invested on January 1, 1957
                      (Values are as of last business day)

[THE FOLLOWING DATA WAS REPRESENTED AS A
SHADED AREA GRAPH IN THE TYPESET DOCUMENT:]

                Common Stock    Inflation
   1957                 0.89         1.03
   1958                 1.28         1.05
   1959                 1.43         1.06
   1960                 1.44         1.08
   1961                 1.83         1.09
   1962                 1.67         1.10
   1963                 2.05         1.12
   1964                 2.38         1.13
   1965                 2.68         1.15
   1966                 2.41         1.19
   1967                 2.99         1.23
   1968                 3.32         1.29
   1969                 3.04         1.36
   1970                 3.16         1.44
   1971                 3.61         1.49
   1972                 4.30         1.54
   1973                 3.67         1.67
   1974                 2.70         1.88
   1975                 3.70         2.01
   1976                 4.58         2.11
   1977                 4.25         2.25
   1978                 4.53         2.45
   1979                 5.37         2.78
   1980                 7.11         3.12
   1981                 6.76         3.40
   1982                 8.20         3.54
   1983                10.05         3.67
   1984                10.68         3.81
   1985                14.11         3.96
   1986                16.72         4.00
   1987                17.60         4.18
   1988                20.55         4.36
   1989                27.03         4.57
   1990                26.17         4.85
   1991                34.16         4.99
   1992                36.78         5.14
   1993                40.46         5.28
   1994                40.99         5.42
   1995                56.33         5.56
   1996                69.33         5.74
   1997                92.44         5.85

[WHITE AREA = COMMON STOCK]
[BLACK AREA = INFLATION]

[END OF GRAPHICALLY REPRESENTED DATA]

Source: Ibbotson Associates, Inc. See discussion and information preceding and following chart on next page.

Over shorter periods of time, however, common stocks tend to be subject to more dramatic changes in value than fixed-income (debt) securities. Investors who are nearing retirement age, or who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their Annuity Account Value to

--------------------------------------------------------------------------------
those Investment Funds that invest in common stocks. The following graph illustrates the monthly fluctuations in value of $1 based on monthly returns of the Standard & Poor's 500 during 1990, a year that represents more typical volatility than 1997.

                    Growth of $1 Invested on January 1, 1990
                      (Values are as of last business day)

[THE FOLLOWING DATA WAS REPRESENTED AS A BLACK & WHITE LINE GRAPH
IN THE TYPESET DOCUMENT:]

                          Intermediate-Term
                          Govt. Bonds               Common Stocks
  1/1/90                      1.00                      1.00
  Jan.                        0.99                      0.93
  Feb.                        0.99                      0.94
  Mar.                        0.99                      0.97
  Apr.                        0.98                      0.95
  May                         1.01                      1.04
  June                        1.02                      1.03
  July                        1.04                      1.03
  Aug.                        1.03                      0.93
  Sep.                        1.04                      0.89
  Oct.                        1.06                      0.89
  Nov.                        1.08                      0.94
  Dec.                        1.10                      0.97

[BLACK DOTS = INTERMEDIATE-TERM GOVT. BONDS]
[WHITE DOTS = COMMON STOCKS]

[END OF GRAPHICALLY REPRESENTED DATA]

Source: Ibbotson Associates, Inc. See discussion and information preceding and following chart on next page.

The following chart illustrates average annual rates of return over selected time periods between December 31, 1926 and December 31, 1997 for different types of securities: common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and U.S. Treasury Bills. For comparison purposes, the Consumer Price Index is shown as a measure of inflation. The average annual returns shown in the chart reflect capital appreciation and assume the reinvestment of dividends and interest. No investment management fees or expenses, and no charges typically associated with deferred annuity products, are reflected.

The information presented is merely a summary of past experience for unmanaged groups of securities and is neither an estimate nor guarantee of future performance. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The rates of return illustrated do not represent returns of the Separate Account. In addition, there is no assurance that the performance of the Investment Funds will correspond to rates of return such as those illustrated in the chart.


For a comparative illustration of performance results of the Investment Funds (which reflect the trusts and Separate Account charges), see "Part 9: Investment Performance" in the prospectus.


--------------------------------------------------------------------------------

                                                        MARKET TRENDS:
                                             ILLUSTRATIVE ANNUAL RATES OF RETURN
-------------------------------------------------------------------------------------------------------------------------------
                                                                     LONG-TERM    INTERMEDIATE-      U.S.
FOR THE FOLLOWING PERIODS               COMMON        LONG-TERM      CORPORATE        TERM         TREASURY       CONSUMER
ENDING 12/31/97:                        STOCKS       GOVT. BONDS       BONDS       GOVT. BONDS       BILLS       PRICE INDEX
-------------------------------------------------------------------------------------------------------------------------------
    1 Year                              33.36%         15.85%         12.95%          8.38%          5.26%          1.92%
    3 Years                             31.15%         14.76%         13.36%          8.93%          5.35%          2.59%
    5 Years                             20.24%         10.51%          9.22%          6.40%          4.57%          2.64%
   10 Years                             18.05%         11.32%         10.85%          8.33%          5.44%          3.43%
   20 Years                             16.65%         10.39%         10.29%          9.51%          7.29%          4.90%
   30 Years                             12.12%          8.63%          8.86%          8.52%          6.77%          5.34%
   40 Years                             12.30%          6.71%          7.09%          7.10%          5.85%          4.44%
   50 Years                             13.12%          5.70%          6.07%          6.04%          4.99%          3.94%
   60 Years                             12.53%          5.31%          5.54%          5.44%          4.18%          4.11%
Since 12/31/26                          10.99%          5.19%          5.71%          5.25%          3.77%          3.17%
Inflation adjusted since 1926            7.58%          1.96%          2.46%          2.02%          0.58%            --
-------------------------------------------------------------------------------------------------------------------------------

SOURCE:  Ibbotson,  Roger G., and Rex A. Sinquefield,  Stocks, Bonds, Bills, and
Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook,(TM) Ibbotson Associates, Inc., Chicago. All rights reserved.

COMMON STOCKS (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

LONG-TERM GOVERNMENT BONDS -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.

LONG-TERM CORPORATE BONDS -- For the period 1969-1997, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers Index was backdated using Salomon Brothers monthly yield data and a methodology

--------------------------------------------------------------------------------
similar to that used by Salomon Brothers for 1969-1997; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

INTERMEDIATE-TERM   GOVERNMENT  BONDS  --  Measured  by  a  one-bond   portfolio
constructed each year containing a bond with approximately a five-year maturity.

U.S. TREASURY BILLS -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

INFLATION -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

--------------------------------------------------------------------------------
PART 7 -- KEY FACTORS IN RETIREMENT PLANNING

INTRODUCTION

The Equitable Accumulator is available to help meet the retirement income and investment needs of individuals. In assessing these retirement needs, some key factors need to be addressed: (1) the impact of inflation on fixed retirement incomes; (2) the importance of planning early for retirement; (3) the benefits of tax deferral; (4) the selection of an appropriate investment strategy; and
(5) the benefit of annuitization. Each of these factors is addressed below.

Unless otherwise noted, all of the following presentations use an assumed annual rate of return of 7.5% compounded annually. This rate of return is for illustrative purposes only and is not intended to represent an expected or guaranteed rate of return for any investment vehicle.

In addition, unless otherwise noted, none of the illustrations reflect any charges that may be applied under a particular investment vehicle. Such charges would effectively reduce the actual return under any investment vehicle.


All earnings in these presentations are assumed to accumulate tax deferred unless otherwise noted. Most programs designed for retirement savings offer tax deferral. Monies are taxed upon withdrawal and a 10% penalty tax may apply to premature withdrawals. Certain retirement programs prohibit early withdrawals. See "Part 7: Tax Aspects of the Certificates" of the prospectus. Where taxes are taken into consideration in these presentations, a 28% tax rate is assumed.


The source of the data used by us to compile the charts which appear in this section (other than charts 1, 2, 3, 4 and 7) is Ibbotson Associates, Inc., Chicago, Stocks, Bonds, Bills and Inflation 1998 Yearbook.(TM) All rights reserved.

In reports or other communications or in advertising material, we may make use of these or other graphic or numerical illustrations that we prepare showing the impact of inflation, planning early for retirement, tax deferral, diversification and other concepts important to retirement planning.

INFLATION

Inflation erodes purchasing power. This means that, in an inflationary period, the dollar is worth less as time passes. Because many people live on a fixed income during retirement, inflation is of particular concern to them. The charts that follow illustrate the detrimental impact of inflation over an extended period of time. Between 1967 and 1997, the average annual inflation rate was 5.34%. As demonstrated in Chart 1, this 5.34% annual rate of inflation would cause the purchasing power of $35,000 to decrease to only $7,350 after 30 years.

In Chart 2, the impact of inflation is examined from another perspective. Specifically, the chart illustrates the additional income needed to maintain the purchasing power of $35,000 over a thirty-year period. Again, the 1967-1997 historical inflation rate of 5.34% is used. In this case, an additional $131,675 would be required to maintain the purchasing power of $35,000 after 30 years.

                                     CHART 1

[THE FOLLOWING DATA WAS REPRESENTED AS A
SHADED VERTICAL BAR GRAPH IN THE TYPESET
DOCUMENT:]

                  (Income)
Today             $35,000
10 Years          $20,803
20 Years          $12,365
30 Years           $7,350

[END OF GRAPHICALLY REPRESENTED DATA]

                                    CHART 2

[THE FOLLOWING DATA WAS REPRESENTED AS A SHADED
VERTICAL BAR GRAPH IN THE TYPESET DOCUMENT:]

                    Annual
                    Income          Increase
                    Needed            Needed
Today              $35,000
10 Years           $58,885           $23,885
20 Years           $99,069           $64,069
30 Years          $166,675          $131,675

[END OF GRAPHICALLY REPRESENTED DATA]

STARTING EARLY

The impact of inflation accentuates the need to begin a retirement program early. The value of starting early is illustrated in the following charts.

As shown in Chart 3, if an individual makes annual contributions of $2,500 to his or her retirement program beginning at age 30, he or she would accumulate $414,551 by age 65 under the assumptions described earlier. If that individual waited until age 50, he or she would only accumulate $70,193 by age 65 under the same assumptions.

                                     CHART 3

[THE FOLLOWING DATA WAS REPRESENTED AS A SHADED
AREA GRAPH IN THE TYPESET DOCUMENT:]

[BLACK:]  Age 50      $0          $0          $0          $0           $0      $15,610      $38,020      $70,193
[WHITE:]  Age 40      $0          $0          $0     $15,610      $38,020      $70,193     $116,381     $182,691
[GRAY:]   Age 30      $0     $15,610     $38,020     $70,193     $116,381     $182,691     $277,886     $414,551

[END OF GRAPHICALLY REPRESENTED DATA]

In Table 1, the impact of starting early is demonstrated in another format. For example, if an individual invests $300 monthly, he or she would accumulate $387,193 in thirty years under our assumptions. In contrast, if that individual invested the same $300 per month for 15 years, he or she would accumulate only $97,804 under our assumptions.

                                     TABLE 1

-------------------------------------------------------------
 MONTHLY

 CONTRI-     YEAR      YEAR      YEAR      YEAR      YEAR
  BUTION      10        15        20        25        30

-------------------------------------------------------------
   $  20    $  3,532  $  6,520 $  10,811 $  16,970 $  25,813
      50       8,829    16,301    27,027    42,425    64,532
     100      17,659    32,601    54,053    84,851   129,064
     200      35,317    65,202   108,107   169,701   258,129
     300      52,976    97,804   162,160   254,552   387,193
-------------------------------------------------------------

Chart 4 presents an additional way to demonstrate the significant impact of starting to make contributions to a retirement program earlier rather than later. It assumes that an individual had a goal to accumulate $250,000 (pretax) by age 65. If he or she starts at age 30, under our assumptions he or she could reach the goal by making a monthly pretax contribution of $130 (equivalent to $93 after taxes). The total net cost for the 30-year-old in this hypothetical example would be $39,265. If the individual in this hypothetical example waited until age 50, he or she would have to make a monthly pretax contribution of $767 (equivalent to $552 after taxes) to attain the goal, illustrating the importance of starting early.

                                     CHART 4

[THE FOLLOWING DATA WAS REPRESENTED AS A BLACK & WHITE
VERTICAL BAR GRAPH IN THE TYPESET DOCUMENT:]

                     GOAL: $250,000 BY AGE 65

                                                      Tax Savings
                                                 and Tax-deferred
                      Start at:     Net Cost     Earnings at 7.5%
$93 a month             Age 30       $39,265             $210,735
$212 a month            Age 40       $63,641             $186,359
$552 a month            Age 50       $99,383             $150,617

[BLACK BARS = NET COST]
[WHITE BARS = TAX SAVINGS AND TAX-DEFERRED EARNINGS AT 7.5%

[END OF GRAPHICALLY REPRESENTED DATA]

TAX DEFERRAL

Contributing to a retirement plan early is part of an effective strategy for addressing the impact of inflation. Another part of such a strategy is to carefully select the types of retirement programs in which to invest. In deciding where to invest retirement contributions, there are three basic types of programs.

--------------------------------------------------------------------------------
The first type offers the most tax benefits, and therefore is potentially the most beneficial for accumulating funds for retirement. Contributions are made with pre-tax dollars or are tax deductible and earnings grow income tax deferred. An example of this type of program is the deductible Traditional Individual Retirement Annuity (IRA).

The second type of program also provides for tax-deferred earnings growth; however, contributions are made with after-tax dollars. Examples of this type of program are nondeductible Traditional IRAs and non-qualified annuities.

The third approach to retirement savings is fully taxable. Contributions are made with after-tax dollars and earnings are taxed each year. Examples of this type of program include certificates of deposit, savings accounts, and taxable stock, bond or mutual fund investments.


Consider an example. For the type of retirement program that offers both pre-tax contributions and tax deferral, assume that a $2,000 annual pre-tax contribution is made for thirty years. In this example, the retirement funds would be $164,527 after thirty years (assuming a 7.5% rate of return, no withdrawals and assuming the deduction of the 1.60% Separate Account daily asset charge -- but no withdrawal charge or other charges under the Certificate, or trust charges to Portfolios), and such funds would be $222,309 without the effect of any charges. Assuming a lump sum withdrawal was made in year thirty and a 28% tax bracket, these amounts would be $________ and $________, respectively.

For the type of program that offers only tax deferral, assume an after-tax annual contribution of $1,440 for thirty years and the same rate of return. The after-tax contribution is derived by taxing the $2,000 pre-tax contribution, again assuming a 28% tax bracket. In this example, the retirement funds would be $118,460 after thirty years assuming the deduction of charges and no withdrawals, and $160,062 without the effect of charges. Assuming a lump sum withdrawal in year thirty, the total after-tax amount would be $______ with charges deducted and $________ without charges as described above.


For the fully taxable investment, assume an after-tax contribution of $1,440 for thirty years. Earnings are taxed annually. After thirty years, the amount of this fully taxable investment is $108,046.

--------------------------------------------------------------------------------
Keep in mind that taxable investments have fees and charges, too (investment advisory fees, administrative charges, 12b-1 fees, sales loads, brokerage commissions, etc.). We have not attempted to apply these fees and charges to the fully taxable amounts since this is intended merely as an example of tax deferral.

Again, it must be emphasized that the assumed rate of return of 7.5% compounded annually used in these examples is for illustrative purposes only and is not intended to represent a guaranteed or expected rate of return on any investment vehicle. Moreover, early withdrawals of tax-deferred investments are generally subject to a 10% penalty tax.

INVESTMENT OPTIONS

Selecting an appropriate retirement program is clearly an important part of an effective retirement planning strategy. Carefully choosing among Investment Options is another essential component.

During the 1967-1997 period, common stock average annual returns outperformed the average annual returns of fixed investments such as long-term government bonds and Treasury Bills (T-Bills). See "Notes" below. Common stocks earned an average annual return of 12.12% over this period, in contrast to 8.63% and 6.77% for the other two investment categories. Significantly, common stock returns also outpaced inflation, which grew at 5.34% over this period.

Although common stock returns have historically outpaced returns of fixed investments, people often allocate a significant percentage of their retirement funds to fixed return investments. Their primary concern is the preservation of principal. Given this concern, Chart 5 illustrates the impact of exposing only the interest generated by a fixed investment to the stock market. In this illustration, the fixed investment is represented by a Treasury Bill return and the stock investment is represented by the Standard & Poor's 500 ("S&P 500").

The chart assumes that a $20,000 fixed investment was made on January 1, 1980. If the interest on that investment were to accumulate based upon the return of the S&P 500, the total investment would have been worth $204,911 in 1997. Had the interest been reinvested in the fixed investment, the fixed investment would have grown to $69,070. As illustrated in Chart 5, significant opportunities for growth exist while preserving principal. See "Notes" below.

                                    CHART 5

[THE FOLLOWING DATA WAS REPRESENTED AS A LINE GRAPH
IN THE TYPESET DOCUMENT:]

                   $204,911 With Interest     $69,070 Without Interest
                   Exposed to Stock           Exposed to Stock Market
                   Market (S&P 500)           (S&P 500)

                     (Value as of Last Day of Year)

       1/1/80      20,000                     20,000
                   20,160                     20,160
                   20,338                     20,339
                   20,547                     20,586
                   20,823                     20,845
                   21,031                     21,014
                   21,183                     21,142
                   21,369                     21,254
                   21,515                     21,390
                   21,708                     21,550
                   21,930                     21,755
                   22,333                     21,964
           80      22,522                     22,252
                   22,619                     22,483
                   22,888                     22,724
                   23,239                     22,999
                   23,386                     23,247
                   23,637                     23,514
                   23,878                     23,832
                   24,129                     24,127
                   24,156                     24,436
                   24,196                     24,739
                   24,659                     25,039
                   25,079                     25,306
           81      25,118                     25,527
                   25,195                     25,731
                   25,113                     25,968
                   25,278                     26,222
                   25,722                     26,518
                   25,770                     26,799
                   25,861                     27,057
                   25,945                     27,341
                   26,850                     27,549
                   27,028                     27,689
                   27,937                     27,852
                   28,411                     28,028
           82      28,690                     28,216
                   29,131                     28,410
                   29,492                     28,587
                   29,965                     28,767
                   30,862                     28,971
                   30,943                     29,171
                   31,495                     29,366
                   31,284                     29,584
                   31,627                     29,808
                   31,938                     30,035
                   31,930                     30,263
                   32,348                     30,475
           83      32,418                     30,698
                   32,490                     30,931
                   32,222                     31,150
                   32,577                     31,378
                   32,826                     31,632
                   32,297                     31,879
                   32,719                     32,118
                   32,701                     32,381
                   34,295                     32,650
                   34,470                     32,931
                   34,708                     33,260
                   34,705                     33,503
           84      35,205                     33,717
                   36,503                     33,936
                   36,845                     34,133
                   37,000                     34,345
                   37,089                     34,592
                   38,272                     34,820
                   38,673                     35,012
                   38,748                     35,229
                   38,744                     35,423
                   38,262                     35,635
                   39,208                     35,867
                   40,706                     36,086
           85      41,803                     36,320
                   42,011                     36,524
                   43,792                     36,717
                   45,230                     36,938
                   45,021                     37,130
                   46,493                     37,312
                   47,036                     37,506
                   45,602                     37,701
                   47,609                     37,874
                   45,430                     38,045
                   46,935                     38,220
                   47,703                     38,369
           86      47,070                     38,557
                   50,789                     38,719
                   52,147                     38,885
                   53,115                     39,068
                   52,912                     39,240
                   53,327                     39,389
                   55,086                     39,578
                   56,925                     39,760
                   58,441                     39,947
                   57,685                     40,127
                   49,695                     40,367
                   47,333                     40,509
           87      49,428                     40,667
                   50,743                     40,785
                   52,280                     40,972
                   51,393                     41,152
                   51,824                     41,342
                   52,174                     41,553
                   53,765                     41,756
                   53,732                     41,969
                   52,733                     42,217
                   54,245                     42,478
                   55,302                     42,738
                   54,915                     42,981
           88      55,673                     43,252
                   58,362                     43,490
                   57,529                     43,755
                   58,548                     44,048
                   60,672                     44,343
                   62,465                     44,694
                   62,377                     45,011
                   66,323                     45,326
                   67,365                     45,662
                   67,310                     45,958
                   66,344                     46,271
                   67,446                     46,590
           89      68,687                     46,874
                   65,533                     47,142
                   66,234                     47,410
                   67,578                     47,714
                   66,541                     48,043
                   71,214                     48,370
                   70,982                     48,674
                   70,955                     49,005
                   66,481                     49,329
                   64,314                     49,625
                   64,286                     49,962
                   67,252                     50,247
           90      68,667                     50,548
                   70,922                     50,811
                   74,664                     51,055
                   76,053                     51,280
                   76,316                     51,552
                   78,820                     51,794
                   76,216                     52,011
                   78,945                     52,266
                   80,422                     52,507
                   79,523                     52,748
                   80,405                     52,970
                   78,042                     53,176
           91      84,752                     53,378
                   83,616                     53,560
                   84,486                     53,710
                   83,290                     53,892
                   85,196                     54,065
                   85,604                     54,216
                   84,717                     54,390
                   87,387                     54,558
                   86,078                     54,700
                   86,890                     54,842
                   87,176                     54,969
                   89,486                     55,095
           92      90,453                     55,249
                   91,013                     55,376
                   92,016                     55,498
                   93,614                     55,637
                   91,858                     55,770
                   93,843                     55,893
                   94,136                     56,033
                   93,836                     56,167
                   96,699                     56,308
                   96,183                     56,454
                   97,774                     56,578
                   97,093                     56,720
           93      98,087                     56,850
                  100,753                     56,992
                   98,615                     57,112
                   95,249                     57,266
                   96,281                     57,421
                   97,589                     57,605
                   95,734                     57,783
                   98,297                     57,945
                  101,558                     58,159
                   99,666                     58,375
                  101,566                     58,596
                   98,647                     58,813
           94      99,883                     59,072
                  102,044                     59,320
                  105,307                     59,557
                  107,925                     59,831
                  110,571                     60,095
                  114,257                     60,419
                  116,566                     60,703
                  119,871                     60,976
                  120,235                     61,263
                  124,521                     61,526
                  124,249                     61,816
                  128,920                     62,075
           95     131,033                     62,379
                  134,939                     62,648
                  136,120                     62,892
                  137,313                     63,137
                  139,129                     63,428
                  142,287                     63,694
                  142,868                     63,949
                  137,490                     64,237
                  140,063                     64,500
                  146,899                     64,784
                  150,460                     65,056
                  160,444                     65,322
           96     157,783                     65,623
                  166,429                     65,918
                  167,693                     66,175
                  161,635                     66,460
                  170,177                     66,746
                  179,496                     67,073
                  186,683                     67,321
                  200,004                     67,610
                  190,078                     67,888
                  199,486                     68,186
                  193,575                     68,473
                  201,690                     68,740
           97     204,911                     69,070

[END OF GRAPHICALLY REPRESENTED DATA]

Another variation of the example in Chart 5 is to gradually transfer principal from a fixed investment into the stock market. Chart 6 assumes that a $20,000 fixed investment was made on January 1, 1980. For the next two years, $540 is transferred monthly into the stock market (represented by the S&P 500).

The total investment, given this strategy, would have grown to $215,258 in 1997. In contrast, had the principal not been transferred, the fixed investment would have grown to $69,070. See "Notes" below.

                                    CHART 6

[THE FOLLOWING DATA WAS REPRESENTED AS A LINE GRAPH
IN THE TYPESET DOCUMENT:]

                   $215,258 With             $69,070 Without
                   Principal Transfer        Principal Transfer

                     (Value as of Last Day of Year)

       1/1/80      20,000                    20,000
                   20,540                    20,160
                   20,702                    20,339
                   20,770                    20,586
                   21,068                    20,845
                   21,425                    21,014
                   21,659                    21,142
                   22,000                    21,254
                   22,149                    21,390
                   22,394                    21,550
                   22,623                    21,755
                   23,446                    21,964
           80      23,372                    22,252
                   23,246                    22,483
                   23,569                    22,724
                   24,053                    22,999
                   24,031                    23,247
                   24,246                    23,514
                   24,324                    23,832
                   24,514                    24,127
                   24,051                    24,436
                   23,651                    24,739
                   24,397                    25,039
                   25,087                    25,306
           81      24,857                    25,527
                   24,193                    25,731
                   23,594                    25,968
                   23,618                    26,222
                   24,248                    26,518
                   23,995                    26,799
                   23,892                    27,057
                   23,731                    27,341
                   25,407                    27,549
                   25,647                    27,689
                   27,281                    27,852
                   28,031                    28,028
           82      28,386                    28,216
                   29,041                    28,410
                   29,568                    28,587
                   30,282                    28,767
                   31,737                    28,971
                   31,721                    29,171
                   32,549                    29,366
                   32,000                    29,584
                   32,424                    29,808
                   32,790                    30,035
                   32,616                    30,263
                   33,176                    30,475
           83      33,142                    30,698
                   33,104                    30,931
                   32,544                    31,150
                   32,969                    31,378
                   33,202                    31,632
                   32,246                    31,879
                   32,767                    32,118
                   32,593                    32,381
                   34,841                    32,650
                   34,959                    32,931
                   35,133                    33,260
                   35,058                    33,503
           84      35,692                    33,717
                   37,434                    33,936
                   37,844                    34,133
                   37,970                    34,345
                   37,984                    34,592
                   39,531                    34,820
                   40,023                    35,012
                   40,038                    35,229
                   39,976                    35,423
                   39,254                    35,635
                   40,428                    35,867
                   42,341                    36,086
           85      43,701                    36,320
                   43,926                    36,524
                   46,184                    36,717
                   47,968                    36,938
                   47,659                    37,130
                   49,498                    37,312
                   50,136                    37,506
                   48,265                    37,701
                   50,769                    37,874
                   47,982                    38,045
                   49,830                    38,220
                   50,767                    38,369
           86      49,918                    38,557
                   54,519                    38,719
                   56,165                    38,885
                   57,317                    39,068
                   57,035                    39,240
                   57,525                    39,389
                   59,630                    39,578
                   61,849                    39,760
                   63,662                    39,947
                   62,711                    40,127
                   52,932                    40,367
                   50,090                    40,509
           87      52,585                    40,667
                   54,165                    40,785
                   55,951                    40,972
                   54,862                    41,152
                   55,344                    41,342
                   55,720                    41,553
                   57,582                    41,756
                   57,509                    41,969
                   56,280                    42,217
                   58,018                    42,478
                   59,225                    42,738
                   58,749                    42,981
           88      59,588                    43,252
                   62,695                    43,490
                   61,691                    43,755
                   62,824                    44,048
                   65,234                    44,343
                   67,232                    44,694
                   67,118                    45,011
                   71,581                    45,326
                   72,728                    45,662
                   72,661                    45,958
                   71,544                    46,271
                   72,760                    46,590
           89      74,150                    46,874
                   70,617                    47,142
                   71,385                    47,410
                   72,851                    47,714
                   71,676                    48,043
                   76,833                    48,370
                   76,576                    48,674
                   76,526                    49,005
                   71,611                    49,329
                   69,246                    49,625
                   69,192                    49,962
                   72,438                    50,247
           90      73,964                    50,548
                   76,420                    50,811
                   80,470                    51,055
                   81,977                    51,280
                   82,241                    51,552
                   84,947                    51,794
                   82,165                    52,011
                   85,076                    52,266
                   86,666                    52,507
                   85,709                    52,748
                   86,662                    52,970
                   84,157                    53,176
           91      91,300                    53,378
                   90,106                    53,560
                   91,047                    53,710
                   89,770                    53,892
                   91,798                    54,065
                   92,244                    54,216
                   91,302                    54,390
                   94,130                    54,558
                   92,765                    54,700
                   93,626                    54,842
                   93,940                    54,969
                   96,377                    55,095
           92      97,388                    55,249
                   97,994                    55,376
                   99,055                    55,498
                  100,732                    55,637
                   98,899                    55,770
                  100,989                    55,893
                  101,297                    56,033
                  100,991                    56,167
                  103,992                    56,308
                  103,458                    56,454
                  105,136                    56,578
                  104,425                    56,720
           93     105,474                    56,850
                  108,259                    56,992
                  106,046                    57,112
                  102,533                    57,266
                  103,617                    57,421
                  104,976                    57,605
                  103,062                    57,783
                  105,741                    57,945
                  109,118                    58,159
                  107,170                    58,375
                  109,151                    58,596
                  106,146                    58,813
           94     107,426                    59,072
                  109,681                    59,320
                  113,071                    59,557
                  115,775                    59,831
                  118,526                    60,095
                  122,319                    60,419
                  124,733                    60,703
                  128,155                    60,976
                  128,547                    61,263
                  132,973                    61,526
                  132,710                    61,816
                  137,525                    62,075
           95     139,695                    62,379
                  143,725                    62,648
                  144,965                    62,892
                  146,205                    63,137
                  148,067                    63,428
                  151,320                    63,694
                  151,943                    63,949
                  146,490                    64,237
                  149,143                    64,500
                  156,108                    64,784
                  159,757                    65,056
                  169,916                    65,322
           96     167,238                    65,623
                  176,034                    65,918
                  177,359                    66,175
                  171,251                    66,460
                  179,923                    66,746
                  189,363                    67,073
                  196,687                    67,321
                  210,154                    67,610
                  200,177                    67,888
                  209,695                    68,186
                  203,778                    68,473
                  211,997                    68,740
           97     215,258                    69,070

[END OF GRAPHICALLY REPRESENTED DATA]

--------------------------------------------------------------------------------
NOTES

1. Common Stocks: Standard & Poor's (S&P) Composite Index is an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies. Results shown assume reinvestment of dividends. Both market value and return on common stock will vary.

2. U.S. Government Securities: Long-term Government Bonds are measured using a one-bond portfolio constructed each year containing a bond with approximately a 20-year maturity and a reasonably current coupon. U.S. Treasury Bills are measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month. U.S. Government securities are guaranteed as to principal and interest, and if held to maturity, offer a fixed rate of return. However, market value and return on such securities will fluctuate prior to maturity.

The Equitable Accumulator can be an effective program for diversifying ongoing investments between various asset categories. In addition, the Accumulator offers special features which help address the risk associated with timing the equity markets, such as dollar cost averaging. By transferring the same dollar amount each month from the Alliance Money Market Fund to other Investment Funds, dollar cost averaging attempts to shield your investment from short-term price fluctuations. This, however, does not assure a profit or protect against a loss in declining markets.

THE BENEFIT OF ANNUITIZATION


An individual may shift the risk of outliving his or her principal by electing a lifetime income annuity. See "Annuity Benefits and Payout Annuity Options" in
Part 4 of the prospectus. Chart 7 below shows the monthly income that can be generated under various forms of life annuities, as compared to receiving level payments of interest only or principal and interest from the investment.
Calculations  in the Chart are based on the  following  assumption:  a  $100,000 contribution was made at one of the ages shown, annuity payments begin immediately, and a 5% annuitization interest rate is used. For purposes of this example, principal and interest are paid out on a level basis over 15 years. In the case of the interest-only scenario, the principal is always available and may be left to other individuals at death. Under the principal and interest scenario, a portion of the principal will be left at death, assuming the individual dies within the 15-year period. In contrast, under the life annuity scenarios, there is no residual amount left.

------------------------------------------------------------------
                             CHART 7
                         MONTHLY INCOME
                     ($100,000 CONTRIBUTION)
------------------------------------------------------------------
                   PRINCIPAL
                      AND                JOINT AND SURVIVOR*
                                     -----------------------------
          INTEREST INTEREST             50%    66.67%     100%
            ONLY      FOR    SINGLE     TO       TO        TO
ANNUITANT FOR LIFE 15 YEARS   LIFE   SURVIVOR SURVIVOR  SURVIVOR
------------------------------------------------------------------
Male 65    $401      $785   $   617    $560     $544     $513
Male 70     401       785       685     609      588      549
Male 75     401       785       771     674      646      598
Male 80     401       785       888     760      726      665
Male 85     401       785     1,045     878      834      757

-------------------
The numbers are based on 5% interest compounded annually and the 1983 Individual Annuity Mortality Table "a" projected with modified Scale G. Annuity purchase rates available at annuitization may vary, depending primarily on the annuitization interest rate, which may not be less than an annual rate of 2.5%.

* The Joint and Survivor Annuity Forms are based on male and female Annuitants of the same age.

--------------------------------------------------------------------------------
PART 8 -- FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the Certificates.

The financial statements for the Separate Account included in this SAI do not present Accumulation Unit Values based on expenses for the Certificates offered under the prospectus and SAI as such Certificates are being offered for the first time as of the date of the prospectus.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO.45


INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.......................................................................      FS-2
Financial Statements:
      Statements of Assets and Liabilities, December 31, 1997...........................................      FS-3
      Statements of Operations for the Year Ended December 31, 1997.....................................      FS-6
      Statements of Changes in Net Assets for the Years Ended December 31, 1997 and 1996................      FS-9
      Notes to Financial Statements.....................................................................     FS-14


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants.......................................................................       F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 1997 and 1996..............................................       F-2
   Consolidated Statements of Earnings, Years Ended December 31, 1997, 1996 and 1995....................       F-3
   Consolidated Statements of Shareholder's Equity, Years Ended December 31, 1997,
     1996 and 1995......................................................................................       F-4
   Consolidated Statements of Cash Flows, Years Ended December 31, 1997, 1996 and 1995..................       F-5
   Notes to Consolidated Financial Statements...........................................................       F-6

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of
The Equitable Life Assurance Society of the United States and Contractowners of Separate Account No. 45 of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Alliance Money Market Fund, Alliance Intermediate Government Securities Fund, Alliance High Yield Fund, T. Rowe Price Equity Income Fund, EQ/Putnam Growth & Income Value Fund, Alliance Growth & Income Fund, Alliance Equity Index Fund, Merrill Lynch Basic Value Equity Fund, Alliance Common Stock Fund, MFS Research Fund, Alliance Global Fund, Alliance International Fund, T. Rowe Price International Stock Fund, Morgan Stanley Emerging Markets Equity Fund, Alliance Aggressive Stock Fund, Warburg Pincus Small Company Value Fund, Alliance Small Cap Growth Fund, MFS Emerging Growth Companies Fund, Alliance Conservative Investors Fund, EQ/Putnam Balanced Fund, Alliance Growth Investors Fund and Merrill Lynch World Strategy Fund, separate investment funds of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account No. 45 at December 31, 1997 and the results of each of their operations and changes in each of their net assets for the periods indicated in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in The Hudson River Trust and in The EQ Advisors Trust at December 31, 1997 with the transfer agent, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
New York, New York
February 10, 1998

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1997

                                                                      FIXED INCOME SERIES
                                                      --------------------------------------------
                                                                       ALLIANCE
                                                       ALLIANCE      INTERMEDIATE
                                                        MONEY         GOVERNMENT     ALLIANCE
                                                        MARKET        SECURITIES       HIGH
                                                         FUND            FUND       YIELD FUND
                                                      -----------   -------------  ---------------
ASSETS
Investments in shares of the Trusts --
  at market value (Note 1)
       Cost:                 $82,037,124..........    $81,571,923
                              11,097,635..........                  $11,119,574
                              19,330,287..........                                 $18,544,101
 Receivable (payable) for policy-related
   transactions...................................      2,903,327        50,563        662,782
                                                      -----------   -----------   ------------
Total Assets......................................     84,475,250    11,170,137     19,206,883
                                                      -----------   -----------   ------------

LIABILITIES
Payable (receivable) for the Trust shares
   purchased......................................      2,910,079        52,140        665,890
Amount retained by Equitable Life in Separate
   Account No. 45 (Note 5)........................        206,810        55,747         59,654
                                                      -----------   -----------   ------------
Total Liabilities.................................      3,116,889       107,887        725,544
                                                      -----------   -----------   ------------

NET ASSETS ATTRIBUTABLE TO CONTRACT OWNERS........    $81,358,361   $11,062,250    $18,481,339
                                                      ===========   ===========   ============


                                                                                         EQUITY SERIES
                                                      --------------------------------------------------------------------------
                                                                                                                     MERRILL
                                                      T. ROWE PRICE     EQ/PUTNAM                      ALLIANCE       LYNCH
                                                         EQUITY          GROWTH &       ALLIANCE        EQUITY     BASIC VALUE
                                                          EQUITY      INCOME VALUE     GROWTH &         INDEX         EQUITY
                                                       INCOME FUND        FUND         INCOME FUND       FUND          FUND
                                                      -------------  --------------    -----------   -----------  --------------
ASSETS
Investments in shares of the Trusts --
  at market value (Note 1)
       Cost:                  18,007,458..........    $18,987,864
                              14,008,930..........                   $14,200,058
                              88,651,911..........                                   $94,268,289
                                  99,286..........                                                   $104,008
                               9,928,247..........                                                                $9,863,914
Receivable (payable) for policy-related
   transactions...................................        105,202        186,146         809,151           (8)        34,834
                                                      -----------    -----------     -----------    ---------     ----------
Total Assets......................................     19,093,066     14,386,204      95,077,440      104,000      9,898,748
                                                      -----------    -----------     -----------    ---------     ----------

LIABILITIES
Payable (receivable) for the Trust shares
   purchased......................................        109,104        189,102         829,693           --         36,845
Amount retained by Equitable Life in Separate
   Account No. 45 (Note 5)........................         15,447         11,682         366,973        6,482          7,463
                                                      -----------    -----------     -----------    ---------     ----------
Total Liabilities.................................        124,551        200,784       1,196,666        6,482         44,308
                                                      -----------    -----------     -----------    ---------     ----------

NET ASSETS ATTRIBUTABLE TO CONTRACT OWNERS........    $18,968,515    $14,185,420     $93,880,774    $  97,518     $9,854,440
                                                      ===========    ===========     ===========    =========     ==========

-------------------------
See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
DECEMBER 31, 1997

                                                                                 EQUITY SERIES (CONTINUED)
                                                               ------------------------------------------------------------

                                                                 ALLIANCE
                                                                 COMMON              MFS        ALLIANCE        ALLIANCE
                                                                  STOCK           RESEARCH       GLOBAL       INTERNATIONAL
                                                                   FUND             FUND          FUND            FUND
                                                               ------------    ------------   ------------    -------------
ASSETS
Investments in shares of the Trusts --
at market value (Note 1)
Cost:                       $297,090,529...................    $320,541,976
                              11,939,823...................                    $11,977,333
                              38,334,848...................                                   $38,090,450
                              18,748,095...................                                                  $16,610,244
Receivable (payable) for policy-related transactions.......       1,219,096         44,794        646,213         31,494
                                                               ------------    -----------    -----------    -----------
Total Assets...............................................     321,761,072     12,022,127     38,736,663     16,641,738
                                                               ------------    -----------    -----------    -----------

LIABILITIES
Payable (receivable) for the Trust shares purchased........       1,275,113         47,322         83,460         68,383
Amount retained by Equitable Life in Separate
   Account No. 45 (Note 5).................................       1,176,309         10,019        143,534         90,013
                                                               ------------    -----------    -----------    -----------
Total Liabilities..........................................       2,451,422         57,341        226,994        158,396
                                                               ------------    -----------    -----------    -----------

NET ASSETS ATTRIBUTABLE TO CONTRACT  OWNERS................    $319,309,650    $11,964,786    $38,509,669    $16,483,342
                                                               ============    ===========    ===========    ===========


                                                                        EQUITY SERIES (CONTINUED)
                                                               -----------------------------------------
                                                                    T. ROWE     MORGAN
                                                                     PRICE      STANLEY       ALLIANCE
                                                                 INTERNATIONAL  EMERGING     AGGRESSIVE
                                                                     STOCK       MARKETS       STOCK
                                                                      FUND     EQUITY FUND      FUND
                                                               -------------  -----------  ------------
ASSETS
Investments in shares of the Trusts --
at market value (Note 1)
Cost:                         13,205,929...................    $12,628,951
                               2,479,420...................                    $2,241,138
                             122,157,062...................                                  $118,305,660
Receivable (payable) for policy-related transactions.......       (241,260)        14,961          55,012
                                                               -----------     ----------    ------------
Total Assets...............................................     12,387,691      2,256,099     118,360,672
                                                               -----------     ----------    ------------

LIABILITIES
Payable (receivable) for the Trust shares purchased........       (238,550)        15,412          76,530
Amount retained by Equitable Life in Separate
   Account No. 45 (Note 5).................................          9,534          1,594         456,464
                                                               -----------     ----------    ------------
Total Liabilities..........................................       (229,016)        17,006         532,994
                                                               -----------     ----------    ------------

NET ASSETS ATTRIBUTABLE TO CONTRACT  OWNERS................    $12,616,707     $2,239,093    $117,827,678
                                                               ===========     ==========    ============

-------------------------
See Notes to Financial Statements.
                                      FS-4

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF ASSETS AND LIABILITIES (CONCLUDED)
DECEMBER 31, 1997

                                                                            EQUITY SERIES (CONTINUED)
                                                              -----------------------------------------
                                                                WARBURG                         MFS
                                                                PINCUS         ALLIANCE      EMERGING
                                                                 SMALL         SMALL CAP      GROWTH
                                                                COMPANY         GROWTH       COMPANIES
                                                               VALUE FUND        FUND           FUND
                                                              -----------    -----------    -----------
ASSETS
Investments in shares of the Trusts --
at market value (Note 1)
Cost:                        $25,096,987..................    $24,796,551
                              16,633,779..................                   $16,289,343
                              12,205,272..................                                  $11,946,078
Receivable (payable) for policy-related transactions......        208,290        107,600         73,764
                                                              -----------    -----------    -----------
Total Assets..............................................     25,004,841     16,396,943     12,019,842
                                                              -----------    -----------    -----------

LIABILITIES
Payable (receivable) for the Trust shares purchased.......        213,483        114,679         76,254
Amount retained by Equitable Life in Separate
   Account No. 45 (Note 5)................................         19,432         54,205          9,228
                                                              -----------    -----------    -----------
Total Liabilities.........................................        232,915        168,884         85,482
                                                              -----------    -----------    -----------

NET ASSETS ATTRIBUTABLE TO CONTRACT OWNERS................    $24,771,926    $16,228,059    $11,934,360
                                                              ===========    ===========    ===========


                                                                                    ASSET ALLOCATION SERIES
                                                              ------------------------------------------------------
                                                                                                            MERRILL
                                                                ALLIANCE                     ALLIANCE        LYNCH
                                                              CONSERVATIVE    EQ/PUTNAM       GROWTH         WORLD
                                                               INVESTORS      BALANCED      INVESTORS       STRATEGY
                                                                  FUND          FUND           FUND           FUND
                                                              ------------   ----------     ----------    ----------
ASSETS
Investments in shares of the Trusts --
at market value (Note 1)
Cost:                         20,991,531..................    $21,474,276
                               5,965,298..................                   $6,038,880
                              64,675,197..................                                 $66,360,908
                               2,544,176..................                                                $2,415,053
Receivable (payable) for policy-related transactions......        146,316        76,680        120,470         9,748
                                                              -----------    ----------    -----------    ----------
Total Assets..............................................     21,620,592     6,115,560     66,481,378     2,424,801
                                                              -----------    ----------    -----------    ----------

LIABILITIES
Payable (receivable) for the Trust shares purchased.......        149,280        77,927        132,026        10,238
Amount retained by Equitable Life in Separate
   Account No. 45 (Note 5)................................        142,854         4,667        366,318         1,768
                                                              -----------    ----------    -----------    ----------
Total Liabilities.........................................        292,134        82,594        498,344        12,006
                                                              -----------    ----------    -----------    ----------

NET ASSETS ATTRIBUTABLE TO CONTRACT OWNERS................    $21,328,458    $6,032,966    $65,983,034    $2,412,795
                                                              ===========    ==========    ===========    ==========

-------------------------
See Notes to Financial Statements.
                                      FS-5

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        FIXED INCOME SERIES
                                                              --------------------------------------
                                                                              ALLIANCE
                                                               ALLIANCE     INTERMEDIATE   ALLIANCE
                                                                MONEY        GOVERNMENT      HIGH
                                                                MARKET       SECURITIES     YIELD
                                                                 FUND           FUND        FUND(A)
                                                              -----------    ----------   -----------
INCOME AND EXPENSES:
Investment Income (Note 2):
   Dividends from the Trusts ..............................   $ 2,767,636    $ 373,989    $   654,819
Expenses (Note 3):
Asset based charges .......................................       445,521       70,280         53,671
                                                              -----------    ---------    -----------
NET INVESTMENT INCOME (LOSS) ..............................     2,322,115      303,709        601,148
                                                              -----------    ---------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS (NOTE 2):
Realized gain (loss) on investments .......................        59,011       12,754         76,963
Realized gain distribution from the Trusts ................         5,264           --        706,360
                                                              -----------    ---------    -----------
   Net Realized Gain (Loss) ...............................        64,275       12,754        783,323
                                                              -----------    ---------    -----------
Unrealized appreciation (depreciation) on
   investments
Beginning of period .......................................      (197,899)     (36,715)            --
End of period .............................................      (465,201)      21,939       (786,186)
                                                              -----------    ---------    -----------
Change in unrealized appreciation (depreciation)
during the period .........................................      (267,302)      58,654       (786,186)
                                                              -----------    ---------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS ............................................      (203,027)      71,408         (2,863)
                                                              -----------    ---------    -----------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS .............................................   $ 2,119,088    $ 375,117    $   598,285
                                                              ===========    =========    ===========


                                                                                        EQUITY SERIES
                                                              ---------------------------------------------------------------
                                                               T. ROWE                                             MERRILL
                                                                PRICE       EQ/PUTNAM     ALLIANCE    ALLIANCE      LYNCH
                                                                EQUITY       GROWTH &     GROWTH &     EQUITY     BASIC VALUE
                                                                INCOME        INCOME       INCOME      INDEX        EQUITY
                                                                FUND(A)       FUND(A)    VALUE FUND   FUND(A)       FUND(A)
                                                              -----------    --------    ----------   --------    -----------
INCOME AND EXPENSES:
Investment Income (Note 2):
   Dividends from the Trusts ..............................   $  141,756   $    65,607   $    522,395    $    596    $ 49,960
Expenses (Note 3):
Asset based charges .......................................       62,938        44,334        617,639         409      29,450
                                                              ----------   -----------   ------------    --------    --------
NET INVESTMENT INCOME (LOSS) ..............................       78,818        21,273        (95,244)        187      20,510
                                                              ----------   -----------   ------------    --------    --------

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS (NOTE 2):
Realized gain (loss) on investments .......................        2,121           963        707,686       1,022         711
Realized gain distribution from the Trusts ................       52,414        53,683      5,306,878         370      47,068
                                                              ----------   -----------   ------------    --------    --------
   Net Realized Gain (Loss) ...............................       54,535        54,646      6,014,564       1,392      47,779
                                                              ----------   -----------   ------------    --------    --------
Unrealized appreciation (depreciation) on
   investments
Beginning of period .......................................           --            --        764,236          --          --
End of period .............................................      980,406       191,128      5,616,378       4,722     (64,333)
                                                              ----------   -----------   ------------    --------    --------
Change in unrealized appreciation (depreciation)
during the period .........................................      980,406       191,128      4,852,142       4,722     (64,333)
                                                              ----------   -----------   ------------    --------    --------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS ............................................    1,034,941       245,774     10,866,706       6,114     (16,554)
                                                              ----------   -----------   ------------    --------    --------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS .............................................   $1,113,759   $   267,047   $ 10,771,462    $  6,301    $  3,956
                                                              ==========   ===========   ============    ========    ========

-------------------------
(a) Commenced operations on May 1, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        EQUITY SERIES (CONTINUED)
                                                        ---------------------------------------------------------


                                                           ALLIANCE                                  ALLIANCE
                                                            COMMON          MFS      ALLIANCE         INTER-
                                                             STOCK       RESEARCH     GLOBAL         NATIONAL
                                                             FUND         FUND(A)      FUND            FUND
                                                        ------------    ----------  ------------  -----------
INCOME AND EXPENSES:
Investment Income (Note 2):
   Dividends from the Trusts .........................   $ 1,007,250    $ 25,364    $  662,565    $   454,446
Expenses (Note 3):
Asset based charges ..................................     2,216,874      40,703       334,193        165,980
                                                         -----------    --------    ----------    -----------
NET INVESTMENT INCOME (LOSS) .........................    (1,209,624)    (15,339)      328,372        288,466
                                                         -----------    --------    ----------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS (NOTE 2):
Realized gain (loss) on investments ..................     3,442,671       1,227       423,327        259,996
Realized gain distribution from the Trusts ...........    23,990,653     100,696     2,414,538        833,830
                                                         -----------    --------    ----------    -----------
   Net Realized Gain (Loss) ..........................    27,433,324     101,923     2,837,865      1,093,826
Unrealized appreciation (depreciation) on investments:
Beginning of period ..................................     1,356,454          --       199,484         31,388
End of period ........................................    23,451,447      37,510      (244,398)    (2,137,851)
                                                         -----------    --------    ----------    -----------
Change in unrealized appreciation (depreciation)
   during the period .................................    22,094,993      37,510      (443,882)    (2,169,239)
                                                         -----------    --------    ----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS .......................................    49,528,317     139,433     2,393,983     (1,075,413)
                                                         -----------    --------    ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS ........................................   $48,318,693    $124,094    $2,722,355    $  (786,947)
                                                         ===========    ========    ==========    ===========


                                                               EQUITY SERIES (CONTINUED)
                                                        -------------------------------------
                                                          T. ROWE     MORGAN
                                                           PRICE      STANLEY
                                                           INTER-    EMERGING      ALLIANCE
                                                          NATIONAL    MARKETS     AGGRESSIVE
                                                           STOCK      EQUITY        STOCK
                                                          FUND(A)     FUND(B)        FUND
                                                        ----------   ---------   ------------
INCOME AND EXPENSES:
Investment Income (Note 2):
   Dividends from the Trusts .........................  $   1,646    $   6,387    $   105,375
Expenses (Note 3):
Asset based charges ..................................     47,444        5,153        985,564
                                                        ---------    ---------    -----------
NET INVESTMENT INCOME (LOSS) .........................    (45,798)       1,234       (880,189)
                                                        ---------    ---------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS (NOTE 2):
Realized gain (loss) on investments ..................    (53,503)     (26,406)        61,253
Realized gain distribution from the Trusts ...........         --           --      9,818,273
                                                        ---------    ---------    -----------
   Net Realized Gain (Loss) ..........................    (53,503)     (26,406)     9,879,526
Unrealized appreciation (depreciation) on investments:
Beginning of period ..................................         --           --     (2,165,186)
End of period ........................................   (576,978)    (238,282)    (3,851,402)
                                                        ---------    ---------    -----------
Change in unrealized appreciation (depreciation)
   during the period .................................   (576,978)    (238,282)    (1,686,216)
                                                        ---------    ---------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS .......................................   (630,481)    (264,688)     8,193,310
                                                        ---------    ---------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS ........................................  $(676,279)   $(263,454)   $ 7,313,121
                                                        =========    =========    ===========

-------------------------
(a) Commenced operations on May 1, 1997.

(b) Commenced operations on November 20, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                EQUITY SERIES (CONTINUED)
                                                         -------------------------------------
                                                           WARBURG
                                                            PINCUS                     MFS
                                                            SMALL       ALLIANCE     EMERGING
                                                           COMPANY      SMALL CAP     GROWTH
                                                            VALUE        GROWTH     COMPANIES
                                                           FUND(A)       FUND(A)      FUND(A)
                                                         ---------    ----------   -----------
INCOME AND EXPENSES:
Investment Income (Note 2):
   Dividends from the Trusts .........................   $  21,393    $     773    $  22,515
Expenses (Note 3):
Asset based charges ..................................      85,830       50,629       38,336
                                                         ---------    ---------    ---------
NET INVESTMENT INCOME (LOSS) .........................     (64,437)     (49,856)     (15,821)
                                                         ---------    ---------    ---------

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS (NOTE 2):
Realized gain (loss) on investments ..................     228,992       62,796       52,672
Realized gain distribution from the Trusts ...........     109,076      377,750      274,537
                                                         ---------    ---------    ---------
   Net Realized Gain (Loss) ..........................     338,068      440,546      327,209
                                                                      ---------    ---------

Unrealized appreciation (depreciation) on investments:
Beginning of period ..................................          --           --           --
End of period ........................................    (300,436)    (344,436)    (259,194)
                                                         ---------    ---------    ---------
Change in unrealized appreciation (depreciation)
   during the period .................................    (300,436)    (344,436)    (259,194)
                                                         ---------    ---------    ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS .......................................      37,632       96,110       68,015
                                                         ---------    ---------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS ........................................   $ (26,805)   $  46,254    $  52,194
                                                         =========    =========    =========

                                                                       ASSET ALLOCATION SERIES
                                                         ---------------------------------------------------

                                                                                                   MERRILL
                                                           ALLIANCE                  ALLIANCE       LYNCH
                                                         CONSERVATIVE  EQ/PUTNAM      GROWTH        WORLD
                                                          INVESTORS    BALANCED      INVESTORS     STRATEGY
                                                             FUND       FUND(A)        FUND         FUND(A)
                                                         ----------   ----------    -----------   ----------
INCOME AND EXPENSES:
Investment Income (Note 2):
   Dividends from the Trusts .........................    $  647,522   $  69,781    $ 1,260,100    $ 10,682
Expenses (Note 3):
Asset based charges ..................................       165,768      18,233        523,559       7,708
                                                          ----------   ---------    -----------    --------
NET INVESTMENT INCOME (LOSS) .........................       481,754      51,548        736,541       2,974
                                                          ----------   ---------    -----------    --------

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS (NOTE 2):
Realized gain (loss) on investments ..................        49,147      (1,203)       187,731        (109)
Realized gain distribution from the Trusts ...........       638,548      46,731      3,432,867      24,328
                                                          ----------   ---------    -----------    --------
   Net Realized Gain (Loss) ..........................       687,695      45,528      3,620,598      24,219
                                                          ----------   ---------    -----------    --------

Unrealized appreciation (depreciation) on investments:
Beginning of period ..................................         4,651          --       (158,777)         --
End of period ........................................       482,745      73,582      1,685,711    (129,123)
                                                          ----------   ---------    -----------    --------
Change in unrealized appreciation (depreciation)
   during the period .................................       478,094      73,582      1,844,488    (129,123)
                                                          ----------   ---------    -----------    --------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS .......................................     1,165,789     119,110      5,465,086    (104,904)
                                                          ----------   ---------    -----------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS ........................................    $1,647,543   $ 170,658    $ 6,201,627   $(101,930)
                                                          ==========   =========    ===========    =========

-------------------------
(a) Commenced operations on May 1, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,

                                                                       FIXED INCOME SERIES:
                                                               ----------------------------------

                                                                           ALLIANCE
                                                                      MONEY MARKET FUND
                                                               ------------------------------
                                                                    1997            1996
                                                               -------------    -------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...................................   $   2,322,115    $     791,163
   Net realized gain (loss) ................................          64,275           19,803
   Change in unrealized appreciation /(depreciation)
      of investments .......................................        (267,302)        (165,897)
                                                               -------------    -------------

   Net increase in net assets from operations ..............       2,119,088          645,069
                                                               -------------    -------------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ........................................     137,532,670       95,681,367
      Transfers from other Funds and Guaranteed Interest
         Account (Note 1) ..................................      55,819,439       19,687,669
                                                               -------------    -------------

         Total .............................................     193,352,109      115,369,036
                                                               -------------    -------------
      Benefit & other policy transaction ...................       1,577,365          198,356
   Withdrawals and Transfers:
      Withdrawal and administrative charges ................         618,083          514,843
      Transfers to other Funds and Guaranteed Interest Rate
         Account (Note 1) ..................................     144,167,408       87,121,388
                                                               -------------    -------------

         Total .............................................     146,362,856       87,834,587
                                                               -------------    -------------

   Net increase in net assets from Contract Owner
       transactions ........................................      46,989,253       27,534,449
                                                               -------------    -------------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE
   IN SEPARATE ACCOUNT 45 (NOTE 5) .........................         (46,770)         (17,582)
                                                               -------------    -------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS .........................................      49,061,571       28,161,936
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS .........................................      32,296,790        4,134,854
                                                               -------------    -------------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS .........................................   $  81,358,361    $  32,296,790
                                                               =============    =============


                                                                           FIXED INCOME SERIES:
                                                               --------------------------------------------
                                                                                                 ALLIANCE
                                                                  ALLIANCE INTERMEDIATE         HIGH YIELD
                                                                GOVERNMENT SECURITIES FUND        FUND(A)
                                                               ----------------------------    ------------
                                                                   1997             1996            1997
                                                               ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...................................   $    303,709    $    138,808    $    601,148
   Net realized gain (loss) ................................         12,754         (21,067)        783,323
   Change in unrealized appreciation /(depreciation)
      of investments .......................................         58,654         (41,524)       (786,186)
                                                               ------------    ------------    ------------

   Net increase in net assets from operations ..............        375,117          76,217         598,285
                                                               ------------    ------------    ------------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ........................................      5,416,131       1,798,660      13,779,925
      Transfers from other Funds and Guaranteed Interest
         Account (Note 1) ..................................      3,270,944       8,533,013      22,095,921
                                                               ------------    ------------    ------------

         Total .............................................      8,687,075      10,331,673      35,875,846
                                                               ------------    ------------    ------------
      Benefit & other policy transaction ...................        189,517          15,968         161,257
   Withdrawals and Transfers:
      Withdrawal and administrative charges ................        128,377          77,637          45,545
      Transfers to other Funds and Guaranteed Interest Rate
         Account (Note 1) ..................................      1,145,902       8,982,626      17,780,088
                                                               ------------    ------------    ------------

         Total .............................................      1,463,796       9,076,231      17,986,890
                                                               ------------    ------------    ------------

   Net increase in net assets from Contract Owner
       transactions ........................................      7,223,279       1,255,442      17,888,956
                                                               ------------    ------------    ------------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE
   IN SEPARATE ACCOUNT NO. 45 (NOTE 5) .....................        (12,130)         (6,709)         (5,902)
                                                               ------------    ------------    ------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS .........................................      7,586,266       1,324,950      18,481,339
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS .........................................      3,475,984       2,151,034              --
                                                               ------------    ------------    ------------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS .........................................   $ 11,062,250    $  3,475,984    $ 18,481,339
                                                               ============    ============    ============

-------------------------
(a) Commenced operations on May 1, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                           EQUITY SERIES:
                                                                  ------------------------------

                                                                    T. ROWE         EQ/PUTNAM
                                                                  PRICE EQUITY       GROWTH &
                                                                     INCOME        INCOME VALUE
                                                                     FUND(A)         FUND(A)
                                                                  --------------  --------------
                                                                       1997            1997
                                                                  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss) ...............................   $     78,818    $     21,273
   Net realized gain (loss) ...................................         54,535          54,646
   Change in unrealized appreciation / (depreciation)
      of investments ..........................................        980,406         191,128
                                                                  ------------    ------------

   Net increase in net assets from operations .................      1,113,759         267,047
                                                                  ------------    ------------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ...........................................     13,813,772      10,975,199
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ............................      4,356,204       3,217,543
                                                                  ------------    ------------

         Total ................................................     18,169,976      14,192,742
                                                                  ------------    ------------
      Benefit & other policy transaction ......................         86,052          58,925
   Withdrawals and Transfers:
      Withdrawal and administrative charges ...................         40,797          32,578
      Transfers to other Funds and Guaranteed Interest
         Rate Account (Note 1) ................................        183,349         180,506
                                                                  ------------    ------------
         Total ................................................        310,198         272,009
                                                                  ------------    ------------

   Net increase in net assets from Contract Owner
      transactions ............................................     17,859,778      13,920,733
                                                                  ------------    ------------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT NO. 45 (NOTE 5) ...........................         (5,022)         (2,360)
                                                                  ------------    ------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     18,968,515      14,185,420
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................             --              --
                                                                  ------------    ------------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................   $ 18,968,515    $ 14,185,420
                                                                  ============    ============


                                                                                        EQUITY SERIES:
                                                                  -----------------------------------------------------------

                                                                                                 ALLIANCE
                                                                            ALLIANCE              EQUITY       MERRILL LYNCH
                                                                         GROWTH & INCOME           INDEX        BASIC VALUE
                                                                              FUND                FUND(A)     EQUITY FUND(A)
                                                                  ---------------------------   ----------    ---------------
                                                                       1997          1996          1997            1997
                                                                  ------------   ------------   ----------    ---------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss) ...............................   $    (95,244)   $     64,283    $    187    $     20,510
   Net realized gain (loss) ...................................      6,014,564         693,777       1,392          47,779
   Change in unrealized appreciation / (depreciation)
      of investments ..........................................      4,852,142         698,407       4,722         (64,333)
                                                                  ------------    ------------    --------    ------------

   Net increase in net assets from operations .................     10,771,462       1,456,467       6,301           3,956
                                                                  ------------    ------------    --------    ------------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ...........................................     58,696,016       6,251,620      77,031       8,075,199
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ............................     16,269,895       6,040,990      15,328       1,941,071
                                                                  ------------    ------------    --------    ------------

         Total ................................................     74,965,911      12,292,610      92,359      10,016,270
                                                                  ------------    ------------    --------    ------------
      Benefit & other policy transaction ......................      1,455,357         130,199          --           9,691
   Withdrawals and Transfers:
      Withdrawal and administrative charges ...................        425,279          31,991          --          17,792
      Transfers to other Funds and Guaranteed Interest
         Rate Account (Note 1) ................................      4,907,606         342,494          --         137,464
                                                                  ------------    ------------    --------    ------------
         Total ................................................      6,788,242         504,684          --         164,947
                                                                  ------------    ------------    --------    ------------

   Net increase in net assets from Contract Owner
      transactions ............................................     68,177,669      11,787,926      92,359       9,851,323
                                                                  ------------    ------------    --------    ------------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT NO. 45 (NOTE 5) ...........................        (94,285)        (27,565)     (1,142            (839)
                                                                  ------------    ------------    --------    ------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     78,854,846      13,216,828      97,518       9,854,440
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     15,025,928       1,809,100          --              --
                                                                  ------------    ------------    --------    ------------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................   $ 93,880,774    $ 15,025,928    $ 97,518    $  9,854,440
                                                                  ============    ============    ========    ============

-------------------------
(a)  Commenced operations on  May 1, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                               EQUITY SERIES (CONTINUED):
                                                                   ------------------------------------------------
                                                                                                       MFS
                                                                              ALLIANCE              RESEARCH
                                                                         COMMON STOCK FUND           FUND(A)
                                                                   ----------------------------    ------------
                                                                       1997            1996              1997
                                                                   ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss) ...............................   $  (1,209,624)   $    (42,865)   $    (15,339)
   Net realized gain (loss) ...................................      27,433,324       6,011,054         101,923
   Change in unrealized appreciation / (depreciation)
      of investments ..........................................      22,094,993       1,504,011          37,510
                                                                  -------------    ------------    ------------

   Net increase (decrease) in net assets from operations ......      48,318,693       7,472,200         124,094
                                                                  -------------    ------------    ------------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ...........................................     175,880,351      36,558,323       9,502,168
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ............................      61,077,537      34,378,499       2,602,553
                                                                  -------------    ------------    ------------

         Total ................................................     236,957,888      70,936,822      12,104,721
                                                                  -------------    ------------    ------------
      Benefit & other policy transaction ......................       4,271,079         427,323          28,630
   Withdrawals and Transfers:
      Withdrawal and administrative charges ...................       1,459,175         290,642          23,738
      Transfers to other Funds and Guaranteed Interest
         Rate Account (Note 1) ................................      35,438,036       8,933,676         209,610
                                                                  -------------    ------------    ------------
         Total ................................................      41,168,290       9,651,641         261,978
                                                                  -------------    ------------    ------------

   Net increase in net assets from Contract Owner
      transactions ............................................     195,789,598      61,285,181      11,842,743
                                                                  -------------    ------------    ------------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT NO. 45 (NOTE 5) ...........................        (305,436)        (85,006)         (2,051)
                                                                  -------------    ------------    ------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     243,802,855      68,672,375      11,964,786
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................      75,506,795       6,834,420              --
                                                                  -------------    ------------    ------------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................   $ 319,309,650    $ 75,506,795    $ 11,964,786
                                                                  =============    ============    ============


                                                                                    EQUITY SERIES (CONTINUED):
                                                                  ------------------------------------------------------------

                                                                            ALLIANCE                         ALLIANCE
                                                                          GLOBAL FUND                  INTERNATIONAL FUND
                                                                  ----------------------------    ----------------------------
                                                                       1997           1996            1997             1996
                                                                  ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss) ...............................   $    328,372    $     88,313    $    288,466    $    53,333
   Net realized gain (loss) ...................................      2,837,865         543,216       1,093,826        234,294
   Change in unrealized appreciation / (depreciation)
      of investments ..........................................       (443,882)        184,372      (2,169,239)        16,354
                                                                  ------------    ------------    ------------    -----------

   Net increase (decrease) in net assets from operations ......      2,722,355         815,901        (786,947)       303,981
                                                                  ------------    ------------    ------------    -----------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ...........................................     20,384,580       9,199,245       9,574,522      3,782,377
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ............................      7,792,945       6,255,073      18,180,472      5,791,839
                                                                  ------------    ------------    ------------    -----------

         Total ................................................     28,177,525      15,454,318      27,754,994      9,574,216
                                                                  ------------    ------------    ------------    -----------
      Benefit & other policy transaction ......................        621,118          70,774         341,327         38,451
   Withdrawals and Transfers:
   Withdrawal and administrative charges ......................        155,169          36,757          97,083         75,353
      Transfers to other Funds and Guaranteed Interest
         Rate Account (Note 1) ................................      6,961,429       1,836,433      18,593,662      1,979,003
                                                                  ------------    ------------    ------------    -----------
         Total ................................................      7,737,716       1,943,964      19,032,072      2,092,807
                                                                  ------------    ------------    ------------    -----------

   Net increase in net assets from Contract Owner
      transactions ............................................     20,439,809      13,510,354       8,722,922      7,481,409
                                                                  ------------    ------------    ------------    -----------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT NO. 45 (NOTE 5) ...........................        (28,799)        (18,054)        (36,637)       (11,874)
                                                                  ------------    ------------    ------------    -----------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     23,133,365      14,308,201       7,899,338      7,773,516
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     15,376,304       1,068,103       8,584,004        810,488
                                                                  ------------    ------------    ------------    -----------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................   $ 38,509,669    $ 15,376,304    $ 16,483,342    $ 8,584,004
                                                                  ============    ============    ============    ===========

-------------------------
(a)  Commenced operations on May 1, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                                      EQUITY SERIES (CONTINUED):
                                                                  ----------------------------------------------------------------
                                                                     T. ROWE         MORGAN
                                                                      PRICE          STANLEY
                                                                      INTER-        EMERGING
                                                                     NATIONAL       MARKETS                 ALLIANCE
                                                                      STOCK         EQUITY               AGGRESSIVE STOCK
                                                                      FUND(A)       FUND(B)                   FUND
                                                                  -------------   -----------   --------------------------------
                                                                       1997           1997            1997            1996
                                                                  -------------   -----------   --------------   ---------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ......................................   $    (45,798)   $     1,234    $    (880,189)   $   (121,400)
   Net realized gain (loss) ...................................        (53,503)       (26,406)       9,879,526       4,080,335
   Change in unrealized appreciation / (depreciation)
      of investments ..........................................       (576,978)      (238,282)      (1,686,216)     (1,995,216)
                                                                  ------------    -----------    -------------    ------------

   Net increase (decrease) in net assets from operations ......       (676,279)      (263,454)       7,313,121       1,963,719
                                                                  ------------    -----------    -------------    ------------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ...........................................      9,658,570      1,617,148       66,019,813      22,776,845
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ............................      5,113,170        889,247       17,726,363      20,452,746
                                                                  ------------    -----------    -------------    ------------

         Total ................................................     14,771,740      2,506,395       83,746,176      43,229,591
                                                                  ------------    -----------    -------------    ------------
      Benefit & other policy transaction ......................         37,224             --        1,854,804         245,070
   Withdrawals and Transfers:
      Withdrawal and administrative charges ...................         22,024            394          482,491          90,356
      Transfers to other Funds and Guaranteed
         Interest Rate Account (Note 1) .......................      1,416,476          2,488       11,669,668       7,099,325
                                                                  ------------    -----------    -------------    ------------

         Total ................................................      1,475,724          2,882       14,006,963       7,434,751
                                                                  ------------    -----------    -------------    ------------

   Net increase in net assets from Contract Owner
      transactions ............................................     13,296,016      2,503,513       69,739,213      35,794,840
                                                                  ------------    -----------    -------------    ------------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT NO. 45 (NOTE 5) ...........................         (3,030)          (966)        (111,908)        (33,503)
                                                                  ------------    -----------    -------------    ------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     12,616,707      2,239,093       76,940,426      37,725,056
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................             --             --       40,887,252       3,162,196
                                                                  ------------    -----------    -------------    ------------
NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................   $ 12,616,707    $ 2,239,093    $ 117,827,678    $ 40,887,252
                                                                  ============    ===========    =============    ============

                                                                              EQUITY SERIES (CONTINUED):
                                                                  ------------------------------------------------

                                                                        WARBURG                          MFS
                                                                     PINCUS SMALL     ALLIANCE        EMERGING
                                                                       COMPANY       SMALL  CAP        GROWTH
                                                                        VALUE          GROWTH         COMPANIES
                                                                       FUND(A)         FUND(A)         FUND(A)
                                                                   ------------   -------------   ----------------
                                                                        1997           1997            1997
                                                                   ------------   -------------   ----------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ......................................   $    (64,437)   $    (49,856)   $    (15,821)
   Net realized gain (loss) ...................................        338,068         440,546         327,209
   Change in unrealized appreciation / (depreciation)
      of investments ..........................................       (300,436)       (344,436)       (259,194)
                                                                  ------------    ------------    ------------

   Net increase (decrease) in net assets from operations ......        (26,805)         46,254          52,194
                                                                  ------------    ------------    ------------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions ...........................................     17,791,841      12,116,331       9,607,211
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ............................     11,695,862       5,602,864       3,864,604
                                                                  ------------    ------------    ------------

         Total ................................................     29,487,703      17,719,195      13,471,815
                                                                  ------------    ------------    ------------
      Benefit & other policy transaction ......................        134,692          20,842          45,537
   Withdrawals and Transfers:
   Withdrawal and administrative charges ......................         23,284           8,570          14,345
      Transfers to other Funds and Guaranteed
         Interest Rate Account (Note 1) .......................      4,520,417       1,504,600       1,527,808
                                                                  ------------    ------------    ------------

         Total ................................................      4,678,393       1,534,012       1,587,690
                                                                  ------------    ------------    ------------

   Net increase in net assets from Contract Owner
      transactions ............................................     24,809,310      16,185,183      11,884,125
                                                                  ------------    ------------    ------------

NET DECREASE (INCREASE) IN AMOUNT RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT NO. 45 (NOTE 5) ...........................        (10,579)         (3,378)         (1,959)
                                                                  ------------    ------------    ------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................     24,771,926      16,228,059      11,934,360
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................             --              --              --
                                                                  ------------    ------------    ------------
NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ............................................   $ 24,771,926    $ 16,228,059    $ 11,934,360
                                                                  ============    ============    ============

-------------------------
(a)  Commenced operations on May 1, 1997.
(b)  Commenced operations on November 20, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,

                                                                       ASSET ALLOCATION SERIES:
                                                            -------------------------------------------
                                                                          ALLIANCE          EQ/PUTNAM
                                                                        CONSERVATIVE        BALANCED
                                                                       INVESTORS FUND        FUND(A)
                                                            ---------------------------    -----------    -
                                                                 1997            1996          1997
                                                            ------------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ................................   $    481,754    $   193,429    $    51,548
   Net realized gain (loss) .............................        687,695        154,966         45,528
   Change in unrealized appreciation / (depreciation)
      of investments ....................................        478,094        (12,221)        73,582
                                                             -----------    -----------    -----------

   Net increase (decrease) in net assets from  operations      1,647,543        336,174        170,658
                                                            ------------    -----------    -----------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions .....................................     10,862,780      3,977,495      4,294,496
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ......................      3,151,066      2,837,790      1,721,220
                                                            ------------    -----------    -----------

         Total ..........................................     14,013,846      6,815,285      6,015,716
                                                            ------------    -----------    -----------
      Benefit & other policy transaction ................        567,547         60,271         17,533
   Withdrawals and Transfers:
      Withdrawal and administrative charges .............        138,461        100,314         15,293
      Transfers to other Funds and Guaranteed
         Interest Rate Account (Note 1) .................      1,428,179        814,338        120,099
                                                            ------------    -----------    -----------
         Total ..........................................      2,134,187        974,923        152,925
                                                            ------------    -----------    -----------

   Net increase in net assets from Contract Owner
      transactions ......................................     11,879,659      5,840,362      5,862,791
                                                            ------------    -----------    -----------
NET DECREASE (INCREASE) IN AMOUNT RETAINED BY
   EQUITABLE LIFE IN SEPARATE ACCOUNT NO. 45 (NOTE 5) ...        (57,026)       (12,633)          (483)
                                                            ------------    -----------    -----------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ......................................     13,470,176      6,163,903      6,032,966
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ......................................      7,858,282      1,694,379             --
                                                            ------------    -----------    -----------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ......................................   $ 21,328,458    $ 7,858,282    $ 6,032,966
                                                            ============    ===========    ===========


                                                                        ASSET ALLOCATION SERIES:
                                                            ----------------------------------------------
                                                                          ALLIANCE           MERRILL LYNCH
                                                                           GROWTH           WORLD STRATEGY
                                                                       INVESTORS FUND           FUND(A)
                                                            ----------------------------    --------------
                                                                 1997           1996            1997
                                                            ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ................................   $    736,541    $    218,025    $     2,974
   Net realized gain (loss) .............................      3,620,598       1,601,901         24,219
   Change in unrealized appreciation / (depreciation)
      of investments ....................................      1,844,488        (197,988)      (129,123)
                                                            ------------    ------------    -----------

   Net increase (decrease) in net assets from  operations      6,201,627       1,621,938       (101,930)
                                                            ------------    ------------    -----------
FROM CONTRACT OWNERS TRANSACTIONS:
   Contributions and Transfers:
      Contributions .....................................     32,084,069      11,004,121      2,043,811
      Transfers from other Funds and Guaranteed
         Interest Account (Note 1) ......................      7,981,423       9,331,901        561,601
                                                            ------------    ------------    -----------

         Total ..........................................     40,065,492      20,336,022      2,605,412
                                                            ------------    ------------    -----------
      Benefit & other policy transaction ................      1,014,211         206,468          3,514
   Withdrawals and Transfers:
      Withdrawal and administrative charges .............        421,582         228,021          2,597
      Transfers to other Funds and Guaranteed
         Interest Rate Account (Note 1) .................      2,744,848       1,177,040         84,455
                                                            ------------    ------------    -----------
         Total ..........................................      4,180,641       1,611,529         90,566
                                                            ------------    ------------    -----------

   Net increase in net assets from Contract Owner
      transactions ......................................     35,884,851      18,724,493      2,514,846
                                                            ------------    ------------    -----------
NET DECREASE (INCREASE) IN AMOUNT RETAINED BY
   EQUITABLE LIFE IN SEPARATE ACCOUNT NO. 45 (NOTE 5) ...       (111,839)        (32,214)          (121)
                                                            ------------    ------------    -----------
INCREASE IN NET ASSETS ATTRIBUTABLE TO
   CONTRACT OWNERS ......................................     41,974,639      20,314,217      2,412,795
NET ASSETS, BEGINNING OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ......................................     24,008,395       3,694,178             --
                                                            ------------    ------------    -----------

NET ASSETS, END OF PERIOD ATTRIBUTABLE TO
   CONTRACT OWNERS ......................................   $ 65,983,034    $ 24,008,395    $ 2,412,795
                                                            ============    ============    ===========

-------------------------
(a)  Commenced operations on May 1, 1997.

See Notes to Financial Statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997

1.    General

      The Equitable Life Assurance Society of the United States (Equitable Life) Separate Account No. 45 (the Account) is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("the 1940 Act"). The Account consists of 22 investment funds (Funds): Alliance Money Market Fund, Alliance Intermediate Government Securities Fund, Alliance High Yield Fund, T. Rowe Price Equity Income Fund, EQ/Putnam Growth & Income Value Fund, Alliance Growth & Income Fund, Alliance Equity Index Fund, Merrill Lynch Basic Value Equity Fund, Alliance Common Stock Fund, MFS Research Fund, Alliance Global Fund, Alliance International Fund, T. Rowe Price International Stock Fund, Morgan Stanley Emerging Markets Equity Fund, Alliance Aggressive Stock Fund, Warburg Pincus Small Company Value Fund, Alliance Small Cap Growth Fund, MFS Emerging Growth Companies Fund, Alliance Conservative Investors Fund, EQ/Putnam Balanced Fund, Alliance Growth Investors Fund and Merrill Lynch World Strategy
      Fund. The assets in each Fund are invested in shares of a corresponding portfolio (Portfolio) of a mutual fund, Class IA and IB shares of The Hudson River Trust (HRT) or Class IB shares of EQ Advisors Trust (EQAT) (collectively known as the Trusts). Class IB shares are offered by the Funds at net asset value and are subject to distribution fees imposed under a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. Class IA shares of HRT continue to be purchased by contracts in-force prior to May 1, 1997. The Trusts are open-end, diversified management investment companies that sell its shares to separate accounts of insurance companies. Each Portfolio has separate investment objectives.

      The Account is used to fund benefits for the Income Manager Accumulator, a non-qualified deferred variable annuity, which combines the Portfolios in the Account with guaranteed fixed rate options, and the Income Manager Rollover IRA, which offers the same investment options as the Accumulator for the qualified market. The Income Manager Accumulator is also available for purchase by certain types of qualified plans. The Income Manager Accumulator and the Income Manager Rollover IRA, collectively referred to as the Contracts, are offered under group and individual variable deferred annuity forms.

      All Contracts are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

      Contract owners may allocate amounts in their individual accounts to the Funds of the Account, and/or to the guaranteed interest account of Equitable Life's General Account, and/or to other Separate Accounts. The net assets of any Fund of the Account may not be less than the aggregate of the contract owners' accounts allocated to that Fund. Additional assets are set aside in Equitable Life's General Account to provide for other policy benefits, as required under the state insurance law.

2.    Significant Accounting Policies

      The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio less liabilities.

      Investment transactions in the Trusts are recorded on the trade date. Realized gains and losses include (1) gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and (2) Trust distributions representing the net realized gains on Trust investment transactions which are distributed by the Trusts at the end of each year and automatically reinvested in additional shares. Dividends are recorded by HRT at the end of each quarter and by EQAT in the fourth quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

      No Federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997

3.    Asset Charges

      Charges are made directly against the net assets of the Account and are reflected daily in the computation of the unit values of the Contracts. Under the Contracts, Equitable Life charges for mortality and expense risks at an annual rate of 0.90% of daily net assets. In addition, asset based administrative charges are also charged to the account at an annual rate of 0.25% of daily net assets. The charges may be retained in the Account by Equitable Life and participate in the net investment results of the Trusts. The aggregate of these charges may not exceed a total effective annual rate of 1.15% of daily net assets. Trust shares are valued at their net asset value with investment advisory or management fees, the 12b-1 fee, and other expenses of the Trust, in effect, passed on to the Account and reflected in the accumulation unit values of the Contracts.

4.    Contributions, Transfers and Charges:

      Net accumulation units issued and redeemed during the periods indicated were:


                                                                                              DECEMBER 31,          DECEMBER 31,
                                                                                                  1997                  1996
                                                                                            ------------------   -------------------
                    ALLIANCE MONEY MARKET FUND                                                          (IN THOUSANDS)
                    ------------------------------------------
                     Class A        Net Issued...........................................             --               1,128
                                    Net Redeemed.........................................          (374)                  --
                     Class B        Net Issued...........................................          1,972                  --

                    ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES FUND
                    ------------------------------------------------
                     Class A        Net Issued...........................................            161                  92
                     Class B        Net Issued...........................................            345                  --

                    ALLIANCE HIGH YIELD FUND
                    ------------------------------------
                     Class A        Net Issued...........................................             98                  --
                     Class B        Net Issued...........................................            505                  --

                    T. ROWE PRICE EQUITY INCOME FUND (A)
                    ------------------------------------------------
                     Class B        Net Issued...........................................          1,565                  --

                    EQ/PUTNAM GROWTH & INCOME VALUE FUND (A)
                    ------------------------------------------------
                     Class B        Net Issued...........................................          1,230                  --

                    ALLIANCE GROWTH & INCOME FUND
                    ----------------------------------------------
                     Class A        Net Issued...........................................          2,377                 905
                     Class B        Net Issued...........................................          1,829                  --

                  -----------------------
                  (a) Commenced Operations on May 1, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997

4.    Contributions, Transfers and Charges (Continued):

      Net accumulation units issued and redeemed during the periods indicated were:


                                                                                        DECEMBER 31,         DECEMBER 31,
                                                                                            1997                 1996
                                                                                     -----------------------------------------
                   ALLIANCE EQUITY INDEX FUND (A)                                               (IN THOUSANDS)
                     Class B        Net Issued............................................              5                  --

                    MERRILL LYNCH BASIC VALUE EQUITY FUND (A)
                    -----------------------------------------
                     Class B        Net Issued............................................            849                  --

                    ALLIANCE COMMON STOCK FUND
                    --------------------------
                     Class A        Net Issued............................................            620                 439
                     Class B        Net Issued............................................            519                  --

                    MFS RESEARCH FUND (A)
                    ---------------------
                     Class B        Net Issued............................................          1,039                  --

                    ALLIANCE GLOBAL  FUND
                    ---------------------
                     Class A        Net Issued............................................             444                561
                     Class B        Net Issued............................................             308                 --

                    ALLIANCE INTERNATIONAL FUND
                    ---------------------------
                     Class A        Net Issued............................................             438                643
                     Class B        Net Issued............................................             285                 --

                    T. ROWE PRICE INTERNATIONAL STOCK FUND (A)
                    ------------------------------------------
                     Class B        Net Issued............................................          1,291                  --

                    MORGAN STANLEY EMERGING MARKETS EQUITY FUND (B)
                    -----------------------------------------------
                     Class B        Net Issued............................................            282                  --

                  -----------------------
                  (a) Commenced Operations on May 1, 1997.
                  (b) Commenced Operations on August 20, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997

4.    Contributions, Transfers and Charges (Concluded):

      Accumulation units issued and redeemed during the periods indicated were:



                                                                                      DECEMBER 31,        DECEMBER 31,
                                                                                         1997                 1996
                                                                                    -----------------   ----------------
                    ALLIANCE AGGRESSIVE STOCK FUND                                             (IN THOUSANDS)
                    ------------------------------
                     Class A        Net Issued.......................................             641                562
                     Class B        Net Issued.......................................             369                 --

                    WARBURG PINCUS SMALL COMPANY VALUE FUND (A)
                    -------------------------------------------
                     Class B        Net Issued.......................................           2,096                 --

                    ALLIANCE SMALL CAP GROWTH FUND
                    ------------------------------
                     Class A        Net Issued.......................................             208                 --
                     Class B        Net Issued.......................................           1,084                 --

                    MFS EMERGING GROWTH COMPANIES FUND (A)
                    --------------------------------------
                     Class B        Net Issued.......................................             982                 --

                    ALLIANCE CONSERVATIVE INVESTORS FUND
                    ------------------------------------
                     Class A        Net Issued.......................................             356                354
                     Class B        Net Issued.......................................             295                 --

                    EQ/PUTNAM BALANCED FUND (A)
                    ---------------------------
                     Class B        Net Issued.......................................             531                 --

                    ALLIANCE GROWTH INVESTORS FUND
                    ------------------------------
                     Class A        Net Issued.......................................             681                758
                     Class B        Net Issued.......................................             581                 --

                    MERRILL LYNCH WORLD STRATEGY FUND (A)
                    ------------------------------------
                     Class B        Net Issued.......................................             232                 --

                  -----------------------
                  (a) Commenced Operations on May 1, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997

5.    Amounts retained by Equitable Life in Separate Account No. 45

      The amount retained by Equitable Life in the Account arises principally from (1) contributions from Equitable Life, (2) mortality and expense charges and asset based administrative charges accumulated in the account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by Equitable Life are not subject to charges for mortality and expense risks and asset based administrative expenses.

      Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.

      The following table shows the contributions (withdrawals) in net amounts retained by Equitable Life by investment fund:

                                                                                           YEARS ENDED DECEMBER 31,
                                                                        ------------------------------------------------------------
                                          INVESTMENT FUND                            1997                           1996
                                                                        ------------------------------  ----------------------------
      Alliance Money Market Fund.....................................             $(240,000)                    $(125,000)

      Alliance Intermediate Government Securities Fund...............               (60,000)                      (25,000)

      Alliance High Yield Fund(1)....................................                10,000                            --

      T. Rowe Price Equity Income Fund(1)............................                    --                            --

      EQ/Putnam Growth & Income Value Fund(1)........................                    --                            --

      Alliance Growth & Income Fund..................................              (250,000)                      (60,000)

      Alliance Equity Index Fund.....................................                 5,000                            --

      Merrill Lynch Basic Value Equity Fund(1).......................                    --                            --

      Alliance Common Stock Fund.....................................              (840,000)                     (223,000)

      MFS Research Fund(1)...........................................                    --                            --

      Alliance Global Fund...........................................              (185,000)                      (52,000)

      Alliance International Fund....................................              (120,000)                      (35,000)

      T. Rowe Price International Stock Fund(1)......................                    --                            --

      Morgan Stanley Emerging Markets Equity Fund(2).................                    --                            --

      Alliance Aggressive Stock Fund.................................              (435,000)                     (110,000)

      Warburg Pincus Small Company Value Fund(1).....................                    --                            --

      Alliance Small Cap Growth Fund(1)..............................                10,000                            --

      MFS Emerging Growth Companies Fund(1)..........................                    --                            --

      Alliance Conservative Investors Fund...........................               (87,000)                      (45,000)

      EQ/Putnam Balanced Fund(1).....................................                    --                            --

      Alliance Growth Investors Fund.................................              (185,000)                     (105,000)

      Merrill Lynch World Strategy Fund(1)...........................                    --                            --

      ----------------------
      (1) Commenced operations on May 1, 1997.

      (2) Commenced operations on November 20, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1997

6.    Accumulation Unit Values

      Shown below is accumulation unit value information for a unit outstanding throughout the period shown.

                                                                                     YEARS ENDED DECEMBER 31,
                                                                  -------------------------------------------------------------
                                                                               1997                           1996
ALLIANCE MONEY MARKET FUND                                        -----------------------------     --------------------------
--------------------------
Class A Unit value, beginning of period.......................                $24.81                         $23.83
Class A Unit value, end of period.............................                $25.85                         $24.81
Class B Unit value, beginning of period (c)...................                $25.17                             --
Class B Unit value, end of period (c).........................                $25.85                             --
Number of units outstanding, end of period (000's):
   Class A....................................................                   928                          1,302
   Class B....................................................                 1,972                             --

ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES FUND
------------------------------------------------
Class A Unit value, beginning of period.......................                $13.77                         $13.42
Class A Unit value, end of period.............................                $14.60                         $13.77
Class B Unit value, beginning of period (c)...................                $13.88                             --
Class B Unit value, end of period (c).........................                $14.58                             --
Number of units outstanding, end of period (000's):
   Class A....................................................                   413                            252
   Class B....................................................                   345                             --

ALLIANCE HIGH YIELD FUND
------------------------
Class A Unit value, beginning of period.......................                $26.95                             --
Class A Unit value, end of period.............................                $30.73                             --
Class B Unit value, beginning of period.......................                $26.91                             --
Class B Unit value, end of period.............................                $30.63                             --
Number of units outstanding, end of period (000's):
   Class A....................................................                    98                             --
   Class B....................................................                   505                             --

T. ROWE PRICE EQUITY INCOME FUND (A)
------------------------------------
Class B Unit value, beginning of period.......................                $10.00                             --
Class B Unit value, end of period.............................                $12.12                             --
Number of units outstanding, end of period (000's):
   Class B....................................................                 1,565                             --

-------------------------
(a) Commenced Operations on May 1, 1997.
(b) Commenced Operations on August 20, 1997.
(c) Units were made available for sale on May 1, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1997
6.    Accumulation Unit Values (Continued):

      Shown below is accumulation unit value information for a unit outstanding throughout the period shown.

                                                                                       YEARS ENDED DECEMBER 31,
                                                                    ------------------------------------------------------------
                                                                                1997                            1996
EQ/PUTNAM GROWTH & INCOME VALUE FUND (A)                            ------------------------------   ---------------------------
--------------------------------------------------------------
Class B Unit value, beginning of period.......................                 $10.00                           --
Class B Unit value, end of period.............................                 $11.53                           --
Number of units outstanding, end of period (000's):
   Class B....................................................                  1,230                           --

ALLIANCE GROWTH & INCOME FUND
-----------------------------
Class A Unit value, beginning of period.......................                 $14.23                       $11.99
Class A Unit value, end of period.............................                 $17.83                       $14.23
Class B Unit value, beginning of period (c)...................                 $14.67                           --
Class B Unit value, end of period (c).........................                 $17.80                           --
Number of units outstanding, end of period (000's):
   Class A....................................................                  3,433                        1,056
   Class B....................................................                  1,829                           --

ALLIANCE EQUITY INDEX FUND (A)
------------------------------
Class A Unit value, beginning of period.......................                 $17.62                           --
Class A Unit value, end of period.............................                 $21.41                           --
Class B Unit value, beginning of period.......................                 $17.62                           --
Class B Unit value, end of period.............................                 $21.38                           --
Number of units outstanding, end of period (000's):
   Class A....................................................                     --                           --
   Class B....................................................                      5                           --

MERRILL LYNCH BASIC VALUE EQUITY FUND (A)
-----------------------------------------
Class B Unit value, beginning of period.......................                 $10.00                           --
Class B Unit value, end of period.............................                 $11.61                           --
Number of units outstanding, end of period (000's):
   Class B....................................................                    849                           --

-------------------------
(a) Commenced Operations on May 1, 1997.
(b) Commenced Operations on August 20, 1997.
(c) Units were made available for sale on May 1, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1997
6.    Accumulation Unit Values (Continued):

      Shown below is accumulation unit value information for a unit outstanding throughout the period shown.

                                                                                         YEARS ENDED DECEMBER 31,
                                                                         ------------------------------------------------------
                                                                                    1997                        1996
ALLIANCE COMMON STOCK FUND                                               -------------------------     ------------------------
--------------------------
Class A Unit value, beginning of period...........................                $152.96                     $124.52
Class A Unit value, end of period.................................                $195.37                     $152.96
Class B Unit value, beginning of period (c).......................                $153.35                          --
Class B Unit value, end of period (c).............................                $194.74                          --
Number of units outstanding, end of period (000's):
   Class A........................................................                  1,114                         494
   Class B........................................................                    519                          --

MFS RESEARCH FUND (A)
---------------------
Class B Unit value, beginning of period...........................                 $10.00                          --
Class B Unit value, end of period.................................                 $11.52                          --
Number of units outstanding, end of period (000's):
   Class B........................................................                  1,039                          --

ALLIANCE GLOBAL FUND
--------------------
Class A Unit value, beginning of period...........................                 $25.25                      $22.29
Class A Unit value, end of period.................................                 $27.85                      $25.25
Class B Unit value, beginning of period (c).......................                 $24.87                          --
Class B Unit value, end of period (c).............................                 $27.76                          --
Number of units outstanding, end of period (000's):
   Class A........................................................                  1,074                         609
   Class B........................................................                    308                          --

ALLIANCE INTERNATIONAL FUND
---------------------------
Class A Unit value, beginning of period...........................                 $11.98                      $11.03
Class A Unit value, end of period.................................                 $11.48                      $11.98
Class B Unit value, beginning of period (c).......................                 $11.86                          --
Class B Unit value, end of period (c).............................                 $11.46                          --
Number of units outstanding, end of period (000's):
   Class A........................................................                  1,151                         717
   Class B........................................................                    285                          --

-------------------------
(a) Commenced Operations on May 1, 1997.
(c) Units were made available for sale on May 1, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1997
6.    Accumulation Unit Values (Continued):

      Shown below is accumulation unit value information for a unit outstanding throughout the period shown.

                                                                                     YEARS ENDED DECEMBER 31,
                                                                    ------------------------------------------------------
                                                                                1997                        1996
T. ROWE PRICE INTERNATIONAL STOCK FUND (A)                          ---------------------------   ------------------------
-----------------------------------------
Class B Unit value, beginning of period.......................                 $10.00                        --
Class B Unit value, end of period.............................                 $ 9.77                        --
Number of units outstanding, end of period (000's):
   Class B....................................................                  1,291                        --

MORGAN STANLEY EMERGING MARKETS EQUITY FUND (B)
-----------------------------------------------
Class B Unit value, beginning of period.......................                 $10.00                        --
Class B Unit value, end of period.............................                 $ 7.95                        --
Number of units outstanding, end of period (000's):
   Class B....................................................                    282                        --

ALLIANCE AGGRESSIVE STOCK FUND
------------------------------
Class A Unit value, beginning of period.......................                 $65.94                    $54.59
Class A Unit value, end of period.............................                 $72.23                    $65.94
Class B Unit value, beginning of period (c)...................                 $62.84                        --
Class B Unit value, end of period (c).........................                 $72.00                        --
Number of units outstanding, end of period (000's):
   Class A....................................................                  1,261                       620
   Class B....................................................                    369                        --

WARBURG PINCUS SMALL COMPANY VALUE FUND (A)
-------------------------------------------
Class B Unit value, beginning of period.......................                 $10.00                        --
Class B Unit value, end of period.............................                 $11.82                        --
Number of units outstanding, end of period (000's):
   Class B....................................................                  2,096                        --

ALLIANCE SMALL CAP GROWTH FUND (A)
----------------------------------
Class A Unit value, beginning of period.......................                 $10.00                        --
Class A Unit value, end of period.............................                 $12.57                        --
Class B Unit value, beginning of period.......................                 $10.00                        --
Class B Unit value, end of period.............................                 $12.55                        --
Number of units outstanding, end of period (000's):
   Class A....................................................                    208                        --
   Class B....................................................                  1,084                        --

-------------------------
(a) Commenced Operations on May 1, 1997.
(b) Commenced Operations on November 20, 1997.
(c) Units were made available for sale on May 1, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT NO. 45

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
DECEMBER 31, 1997
6.    Accumulation Unit Values (Concluded):

      Shown below is accumulation unit value information for a unit outstanding throughout the period shown.


                                                                                          YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                                    1997                          1996
MFS EMERGING GROWTH FUND (A)                                            ---------------------------     ------------------------
----------------------------
Class B Unit value, beginning of period.......................                    $10.00                          --
Class B Unit value, end of period.............................                    $12.15                          --
Number of units outstanding, end of period (000's):
   Class B....................................................                       982                          --

ALLIANCE CONSERVATIVE INVESTORS FUND
------------------------------------
Class A Unit value, beginning of period.......................                    $17.21                      $16.55
Class A Unit value, end of period.............................                    $19.26                      $17.21
Class B Unit value, beginning of period (c)...................                    $17.33                          --
Class B Unit value, end of period (c).........................                    $19.23                          --
Number of units outstanding, end of period (000's):
   Class A....................................................                       813                         457
   Class B....................................................                       295                          --

EQ/PUTMAN BALANCED FUND (A)
---------------------------
Class B Unit value, beginning of period.......................                    $10.00                          --
Class B Unit value, end of period.............................                    $11.36                          --
Number of units outstanding, end of period (000's):
   Class B....................................................                       531                          --

ALLIANCE GROWTH INVESTORS FUND
------------------------------
Class A Unit value, beginning of period.......................                    $26.26                      $23.59
Class A Unit value, end of period.............................                    $30.31                      $26.26
Class B Unit value, beginning of period (c)...................                    $26.23                          --
Class B Unit value, end of period (c).........................                    $30.22                          --
Number of units outstanding, end of period (000's):
   Class A....................................................                     1,596                         914
   Class B....................................................                       581                          --

MERRILL LYNCH WORLD STRATEGY FUND (A)
-------------------------------------
Class B Unit value, beginning of period.......................                    $10.00                          --
Class B Unit value, end of period.............................                    $10.39                          --
Number of units outstanding, end of period (000's):
   Class B....................................................                       232                          --

-------------------------
(a) Commenced Operations on May 1, 1997.
(b) Commenced Operations on November 20, 1997.
(c) Units were made available for sale on May 1, 1997.

February 10, 1998





                        Report of Independent Accountants


To the Board of Directors and Shareholders of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its methods of accounting for long-duration participating life insurance contracts and long-lived assets in 1996 and for loan impairments in 1995.




/s/ Price Waterhouse, LLP
---------------------------
    Price Waterhouse LLP
    New York, New York
    February 10, 1998

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    19,630.9        $    18,077.0
  Mortgage loans on real estate.............................................         2,611.4              3,133.0
  Equity real estate........................................................         2,749.2              3,297.5
  Policy loans..............................................................         2,422.9              2,196.1
  Other equity investments..................................................           951.5                860.6
  Investment in and loans to affiliates.....................................           731.1                685.0
  Other invested assets.....................................................           624.7                 25.4
                                                                              -----------------    -----------------
      Total investments.....................................................        29,721.7             28,274.6
Cash and cash equivalents...................................................           300.5                538.8
Deferred policy acquisition costs...........................................         3,236.6              3,104.9
Amounts due from discontinued operations....................................           572.8                996.2
Other assets................................................................         2,685.2              2,552.2
Closed Block assets.........................................................         8,566.6              8,495.0
Separate Accounts assets....................................................        36,538.7             29,646.1
                                                                              -----------------    -----------------

Total Assets................................................................   $    81,622.1        $    73,607.8
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................   $    21,579.5        $    21,865.6
Future policy benefits and other policyholder's liabilities.................         4,553.8              4,416.6
Short-term and long-term debt...............................................         1,991.2              1,766.9
Other liabilities...........................................................         3,257.1              2,785.1
Closed Block liabilities....................................................         9,073.7              9,091.3
Separate Accounts liabilities...............................................        36,306.3             29,598.3
                                                                              -----------------    -----------------
      Total liabilities.....................................................        76,761.6             69,523.8
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         3,105.8              3,105.8
Retained earnings...........................................................         1,235.9                798.7
Net unrealized investment gains.............................................           533.6                189.9
Minimum pension liability...................................................           (17.3)               (12.9)
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         4,860.5              4,084.0
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................   $    81,622.1        $    73,607.8
                                                                              =================    =================



                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                      1997               1996               1995
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)
REVENUES
Universal life and investment-type product policy fee
  income......................................................   $      950.6       $       874.0      $       788.2
Premiums......................................................          601.5               597.6              606.8
Net investment income.........................................        2,282.8             2,203.6            2,088.2
Investment (losses) gains, net................................          (45.2)               (9.8)               5.3
Commissions, fees and other income............................        1,227.2             1,081.8              897.1
Contribution from the Closed Block............................          102.5               125.0              143.2
                                                                -----------------  -----------------  -----------------

      Total revenues..........................................        5,119.4             4,872.2            4,528.8
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,266.2             1,270.2            1,248.3
Policyholders' benefits.......................................          978.6             1,317.7            1,008.6
Other operating costs and expenses............................        2,203.9             2,075.7            1,775.8
                                                                -----------------  -----------------  -----------------

      Total benefits and other deductions.....................        4,448.7             4,663.6            4,032.7
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes, minority interest and cumulative
  effect of accounting change.................................          670.7               208.6              496.1
Federal income taxes..........................................           91.5                 9.7              120.5
Minority interest in net income of consolidated subsidiaries..           54.8                81.7               62.8
                                                                -----------------  -----------------  -----------------
Earnings from continuing operations before cumulative
  effect of accounting change.................................          524.4               117.2              312.8
Discontinued operations, net of Federal income taxes..........          (87.2)              (83.8)               -
Cumulative effect of accounting change, net of Federal
  income taxes................................................            -                 (23.1)               -
                                                                -----------------  -----------------  -----------------

Net Earnings..................................................   $      437.2       $        10.3      $       312.8
                                                                =================  =================  =================




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                      1997               1996               1995
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)
Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning and end of year.....        3,105.8             3,105.8            3,105.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................          798.7               788.4              475.6
Net earnings..................................................          437.2                10.3              312.8
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................        1,235.9               798.7              788.4
                                                                -----------------  -----------------  -----------------

Net unrealized investment gains (losses), beginning of year...          189.9               396.5             (220.5)
Change in unrealized investment gains (losses)................          343.7              (206.6)             617.0
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains, end of year..................          533.6               189.9              396.5
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................          (12.9)              (35.1)              (2.7)
Change in minimum pension liability...........................           (4.4)               22.2              (32.4)
                                                                                                      -----------------
                                                                -----------------  -----------------
Minimum pension liability, end of year........................          (17.3)              (12.9)             (35.1)
                                                                -----------------  -----------------  -----------------

Total Shareholder's Equity, End of Year.......................   $    4,860.5       $     4,084.0      $     4,258.1
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                      1997               1996               1995
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)
Net earnings..................................................   $      437.2       $        10.3      $       312.8
Adjustments  to  reconcile  net  earnings  to net  cash  provided  by  operating activities:
  Interest credited to policyholders' account balances........        1,266.2             1,270.2            1,248.3
  Universal life and investment-type product
    policy fee income.........................................         (950.6)             (874.0)            (788.2)
  Investment losses (gains)...................................           45.2                 9.8               (5.3)
  Change in Federal income tax payable........................          (74.4)             (197.1)             221.6
  Other, net..................................................          169.4               330.2               80.5
                                                                -----------------  -----------------  -----------------

Net cash provided by operating activities.....................          893.0               549.4            1,069.7
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,702.9             2,275.1            1,897.4
  Sales.......................................................       10,385.9             8,964.3            8,867.1
  Purchases...................................................      (13,205.4)          (12,559.6)         (11,675.5)
  (Increase) decrease in short-term investments...............         (555.0)              450.3              (99.3)
  Decrease in loans to discontinued operations................          420.1             1,017.0            1,226.9
  Sale of subsidiaries........................................          261.0                 -                  -
  Other, net..................................................         (612.6)             (281.0)            (413.4)
                                                                -----------------  -----------------  -----------------

Net cash used by investing activities.........................         (603.1)             (133.9)            (196.8)
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities: Policyholders' account balances:
    Deposits..................................................        1,281.7             1,925.4            2,586.5
    Withdrawals...............................................       (1,886.8)           (2,385.2)          (2,657.1)
  Net increase (decrease) in short-term financings............          419.9                 (.3)             (16.4)
  Additions to long-term debt.................................           32.0                 -                599.7
  Repayments of long-term debt................................         (196.4)             (124.8)             (40.7)
  Payment of obligation to fund accumulated deficit of
    discontinued operations...................................          (83.9)                -             (1,215.4)
  Other, net..................................................          (94.7)              (66.5)             (48.4)
                                                                -----------------  -----------------  -----------------

Net cash used by financing activities.........................         (528.2)             (651.4)            (791.8)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................         (238.3)             (235.9)              81.1
Cash and cash equivalents, beginning of year..................          538.8               774.7              693.6
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      300.5       $       538.8      $       774.7
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $      217.1       $       109.9      $        89.6
                                                                =================  =================  =================
  Income Taxes Paid (Refunded)................................   $      170.0       $       (10.0)     $       (82.7)
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and, prior to December 31, 1996, its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which continues to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance") and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA-UAP ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.7% at December 31, 1997 (54.3% if all securities convertible into, and options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiary (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary, and, through June 10, 1997, Equitable Real Estate Investment Management, Inc. ("EREIM"), a real estate investment management subsidiary which was sold (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued operations (see Note
        7).

        The years "1997," "1996" and "1995" refer to the years ended December 31, 1997, 1996 and 1995, respectively.

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1997 presentation.

        Closed Block

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations

        Discontinued operations consist of the business of the former Guaranteed Interest Contract ("GIC") segment which includes the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and the GIC lines of business. An allowance was established for the premium deficiency reserve for Wind-Up Annuities and estimated future losses of the GIC line of business. Management reviews the adequacy of the allowance each quarter and, during the 1997 and 1996 fourth quarter reviews, the allowance for future losses was increased. Management believes the allowance for future losses at December 31, 1997 is adequate to provide for all future losses; however, the determination of the allowance continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 7).

        Accounting Changes

        In 1996, the Company changed its method of accounting for long-duration participating life insurance contracts, primarily within the Closed Block, in accordance with the provisions prescribed by SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". (See "Deferred Policy Acquisition Costs," "Policyholders' Account Balances and Future Policy Benefits" and Note 6.)

        The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. SFAS No. 121 requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to The Equitable's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held for production of income. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate held for sale. Valuation allowances on real estate held for sale continue to be computed using the lower of depreciated cost or estimated fair value, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities vacated in 1996.

        In the first quarter of 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". Impaired loans within SFAS No. 114's scope are to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of this statement did not have a material effect on the level of the allowances for possible losses or on the Company's consolidated statements of earnings and shareholder's equity.

        New Accounting Pronouncements

        In January 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," which revises current note disclosure requirements for employers' pension and other retiree benefits. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The Company will adopt the provisions of SFAS No. 132 in the 1998 consolidated financial statements.

        In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information. SOP 97-3 is effective for financial statements issued for periods beginning after December 31, 1998. Restatement of previously issued financial statements is not required. SOP 97-3 is not expected to have a material impact on the Company's consolidated financial statements.

        In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information will be required to be reported on the basis used by management for evaluating segment performance and for deciding how to allocate resources to segments. This statement is effective for fiscal years beginning after December 15, 1997 and need not be applied to interim reporting in the initial year of adoption. Restatement of comparative information for earlier periods is required. Management is currently reviewing its definition of business segments in light of the requirements of SFAS No. 131.

        In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt the provisions of SFAS No. 130 in its 1998 consolidated financial statements.

        In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the effective date of provisions relating to secured borrowings and collateral and transfers of financial assets that are part of repurchase agreements, dollar-roll, securities lending and similar transactions. Implementation of SFAS No. 125 did not have nor is SFAS No. 127 expected to have a material impact on the Company's consolidated financial statements.

        Valuation of Investments

        Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Valuation allowances are netted against the asset categories to which they apply.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains, Net and Unrealized Investment Gains (Losses)

        Net investment income and realized investment gains (losses) (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

        Realized   investment   gains   (losses)  are   determined  by  specific
        identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1997, the expected investment yield, excluding policy loans, generally ranged from 7.53% grading to 7.92% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue.

        Policyholders' Account Balances and Future Policy Benefits

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        During the fourth quarter of 1996, a loss recognition study of participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, such as expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        During  the  fourth  quarter  of  1996,  the  Company  completed  a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million related to DI products issued prior to July 1993. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities for individual DI and major medical policies were $886.7 million and $869.4 million at December 31, 1997 and 1996, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding reserve strengthening in 1996) are summarized as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Incurred benefits related to current year..........  $       190.2       $      189.0       $      176.0
        Incurred benefits related to prior years...........            2.1               69.1               67.8
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       192.3       $      258.1       $      243.8
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        28.8       $       32.6       $       37.0
        Benefits paid related to prior years...............          146.2              153.3              137.8
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       175.0       $      185.9       $      174.8
                                                            =================   ================   =================

        Policyholders' Dividends

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  board  of  directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 1997, participating policies, including those in the Closed Block, represent approximately 21.2% ($50.2 billion) of directly written life insurance in force, net of amounts ceded.

        Federal Income Taxes

        The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1997, 1996 and 1995, investment results of such Separate Accounts were $3,411.1 million, $2,970.6 million and $1,963.2 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Employee Stock Option Plan

        The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. See Note 21 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        Gross               Gross
                                                   Amortized          Unrealized         Unrealized          Estimated
                                                      Cost              Gains              Losses            Fair Value
                                                -----------------  -----------------   ----------------   -----------------
                                                                              (In Millions)
        December 31, 1997
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    14,230.3      $       785.0       $       74.5       $    14,940.8
            Mortgage-backed....................        1,702.8               23.5                1.3             1,725.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,583.2               83.9                 .6             1,666.5
            States and political subdivisions..          673.0                6.8                 .1               679.7
            Foreign governments................          442.4               44.8                2.0               485.2
            Redeemable preferred stock.........          128.0                6.7                1.0               133.7
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    18,759.7      $       950.7       $       79.5       $    19,630.9
                                                =================  =================   ================   =================
        Equity Securities:
          Common stock.........................  $       408.4      $        48.7       $       15.0       $       442.1
                                                =================  =================   ================   =================
        December 31, 1996
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    13,645.2      $       451.5       $      121.0       $    13,975.7
            Mortgage-backed....................        2,015.9               11.2               20.3             2,006.8
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,539.4               39.2               19.3             1,559.3
            States and political subdivisions..           77.0                4.5                -                  81.5
            Foreign governments................          302.6               18.0                2.2               318.4
            Redeemable preferred stock.........          139.1                3.3                7.1               135.3
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    17,719.2      $       527.7       $      169.9       $    18,077.0
                                                =================  =================   ================   =================
        Equity Securities:
          Common stock.........................  $       362.0      $        49.3       $       17.7       $       393.6
                                                =================  =================   ================   =================

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1997 and 1996, securities without a readily ascertainable market value having an amortized cost of $3,759.2 million and $3,915.7 million, respectively, had estimated fair values of $3,903.9 million and $4,024.6 million, respectively.

        The contractual maturity of bonds at December 31, 1997 is shown below:

                                                                                        Available for Sale
                                                                                ------------------------------------
                                                                                   Amortized          Estimated
                                                                                     Cost             Fair Value
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Due in one year or less................................................  $      149.9       $      151.3
        Due in years two through five..........................................       2,962.8            3,025.2
        Due in years six through ten...........................................       6,863.9            7,093.0
        Due after ten years....................................................       6,952.3            7,502.7
        Mortgage-backed securities.............................................       1,702.8            1,725.0
                                                                                ----------------   -----------------
        Total..................................................................  $   18,631.7       $   19,497.2
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1997, approximately 17.85% of the $18,610.6 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        Fixed maturity investments with restructured or modified terms are not material.

        Investment valuation allowances and changes thereto are shown below:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balances, beginning of year........................  $       137.1       $      325.3       $      284.9
        SFAS No. 121 release...............................            -               (152.4)               -
        Additions charged to income........................          334.6              125.0              136.0
        Deductions for writedowns and
          asset dispositions...............................          (87.2)            (160.8)             (95.6)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       384.5       $      137.1       $      325.3
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        55.8       $       50.4       $       65.5
          Equity real estate...............................          328.7               86.7              259.8
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       384.5       $      137.1       $      325.3
                                                            =================   ================   =================

        At December 31, 1997, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $12.6 million of fixed maturities and $.9 million of mortgage loans on real estate.

        At December 31, 1997 and 1996, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $23.4 million (0.9% of total mortgage loans on real estate) and $12.4 million (0.4% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $183.4 million and $388.3 million at December 31, 1997 and 1996, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $17.2 million, $35.5 million and $52.1 million in 1997, 1996 and 1995, respectively. Gross interest income on these loans included in net investment income aggregated $12.7 million, $28.2 million and $37.4 million in 1997, 1996 and 1995, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                         December 31,
                                                                            ----------------------------------------
                                                                                   1997                 1996
                                                                            -------------------  -------------------
                                                                                         (In Millions)
        Impaired mortgage loans with provision for losses..................  $        196.7       $        340.0
        Impaired mortgage loans without provision for losses...............             3.6                122.3
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           200.3                462.3
        Provision for losses...............................................           (51.8)               (46.4)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        148.5       $        415.9
                                                                            ===================  ===================

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During 1997, 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $246.9 million, $552.1 million and $429.0 million. Interest income recognized on these impaired mortgage loans totaled $15.2 million, $38.8 million and $27.9 million ($2.3 million, $17.9 million and $13.4 million recognized on a cash basis) for 1997, 1996 and 1995, respectively.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1997 and 1996, the carrying value of equity real estate held for sale amounted to $1,023.5 million and $345.6 million, respectively. For 1997, 1996 and 1995, respectively, real estate of $152.0 million, $58.7 million and $35.3 million was acquired in satisfaction of debt. At December 31, 1997 and 1996, the Company owned $693.3 million and $771.7 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $541.1 million and $587.5 million at December 31, 1997 and 1996, respectively. Depreciation expense on real estate totaled $74.9 million, $91.8 million and $121.7 million for 1997, 1996 and 1995, respectively.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information for real estate joint ventures (29 and 34 individual ventures as of December 31, 1997 and 1996, respectively) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $    1,700.9       $    1,883.7
        Investments in securities, generally at estimated fair value...........       1,374.8            2,430.6
        Cash and cash equivalents..............................................         105.4               98.0
        Other assets...........................................................         584.9              427.0
                                                                                ----------------   -----------------
        Total Assets...........................................................  $    3,766.0       $    4,839.3
                                                                                ================   =================

        Borrowed funds - third party...........................................  $      493.4       $    1,574.3
        Borrowed funds - the Company...........................................          31.2              137.9
        Other liabilities......................................................         284.0              415.8
                                                                                ----------------   -----------------
        Total liabilities......................................................         808.6            2,128.0
                                                                                ----------------   -----------------

        Partners' capital......................................................       2,957.4            2,711.3
                                                                                ----------------   -----------------

        Total Liabilities and Partners' Capital................................  $    3,766.0       $    4,839.3
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      568.5       $      806.8
        Equity in limited partnership interests not included above.............         331.8              201.8
        Other..................................................................           4.3                9.8
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $      904.6       $    1,018.4
                                                                                ================   =================

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       310.5       $      348.9       $      463.5
        Revenues of other limited partnership interests....          506.3              386.1              242.3
        Interest expense - third party.....................          (91.8)            (111.0)            (135.3)
        Interest expense - the Company.....................           (7.2)             (30.0)             (41.0)
        Other expenses.....................................         (263.6)            (282.5)            (397.7)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       454.2       $      311.5       $      131.8
                                                            =================   ================   =================

        Equity in net earnings included above..............  $        76.7       $       73.9       $       49.1
        Equity in net earnings of limited partnerships
          interests not included above.....................           69.5               35.8               44.8
        Other..............................................            (.9)                .9                1.0
                                                                                                   -----------------
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $       145.3       $      110.6       $       94.9
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Fixed maturities...................................  $     1,459.4       $    1,307.4       $    1,151.1
        Mortgage loans on real estate......................          260.8              303.0              329.0
        Equity real estate.................................          390.4              442.4              560.4
        Other equity investments...........................          156.9              122.0               76.9
        Policy loans.......................................          177.0              160.3              144.4
        Other investment income............................          181.7              217.4              273.0
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,626.2            2,552.5            2,534.8
                                                            -----------------   ----------------   -----------------

          Investment expenses..............................          343.4              348.9              446.6
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,282.8       $    2,203.6       $    2,088.2
                                                            =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Fixed maturities...................................  $        88.1       $       60.5       $      119.9
        Mortgage loans on real estate......................          (11.2)             (27.3)             (40.2)
        Equity real estate.................................         (391.3)             (79.7)             (86.6)
        Other equity investments...........................           14.1               18.9               12.8
        Sale of subsidiaries...............................          252.1                -                  -
        Issuance and sales of Alliance Units...............            -                 20.6                -
        Other..............................................            3.0               (2.8)               (.6)
                                                            -----------------   ----------------   -----------------
        Investment (Losses) Gains, Net.....................  $       (45.2)      $       (9.8)      $        5.3
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $11.7 million, $29.9 million and $46.7 million for 1997, 1996 and 1995, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $136.4 million and $23.7 million for 1997 and 1996, respectively. In the fourth quarter of 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally in the fourth quarter, $132.3 million of writedowns on real estate held for production of income were recorded.

        For 1997, 1996 and 1995, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $9,789.7 million, $8,353.5 million and $8,206.0 million. Gross gains of $166.0 million, $154.2 million and $211.4 million and gross losses of $108.8 million, $92.7 million and $64.2 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 1997, 1996 and 1995 amounted to $513.4 million, $(258.0) million and $1,077.2 million, respectively.

        For 1997, 1996 and 1995, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $137.5 million, $136.7 million and $131.2 million, respectively.

        On June 10, 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), a publicly traded, international property and financial services company based in Sydney, Australia. The total purchase price was $400.0 million and consisted of $300.0 million in cash and a $100.0 million note maturing in eight years and bearing interest at the rate of 7.4%, subject to certain adjustments. Equitable Life recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million as a result of this transaction. Equitable Life entered into long-term advisory agreements whereby ERE will continue to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale.

        Through June 10, 1997 and the years ended December 31, 1996 and 1995, respectively, the businesses sold reported combined revenues of $91.6 million, $226.1 million and $245.6 million and combined net earnings of $10.7 million, $30.7 million and $27.9 million. Total combined assets and liabilities as reported at December 31, 1996 were $171.8 million and $130.1 million, respectively.

        In 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration to be determined at a later date. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's acquisition of Cursitor by $120.9 million. This charge reflected Alliance's view that Cursitor's continuing decline in assets under management and its reduced profitability, resulting from relative investment underperformance, no longer supported the carrying value of its investment. As a result, the Company's earnings from continuing operations before cumulative effect of accounting change for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years. At December 31, 1997, the Company's ownership of Alliance Units was approximately 56.9%.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance, beginning of year.........................  $       189.9       $      396.5       $     (220.5)
        Changes in unrealized investment gains (losses)....          543.3             (297.6)           1,198.9
        Changes in unrealized investment losses
          (gains) attributable to:
            Participating group annuity contracts..........           53.2                -                (78.1)
            DAC............................................          (89.0)              42.3             (216.8)
            Deferred Federal income taxes..................         (163.8)              48.7             (287.0)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       533.6       $      189.9       $      396.5
                                                            =================   ================   =================

        Balance, end of year comprises:
          Unrealized investment gains on:
            Fixed maturities...............................  $       871.2       $      357.8       $      615.9
            Other equity investments.......................           33.7               31.6               31.1
            Other, principally Closed Block................           80.9               53.1               93.1
                                                            -----------------   ----------------   -----------------
              Total........................................          985.8              442.5              740.1
          Amounts of unrealized investment gains
            attributable to:
              Participating group annuity contracts........          (19.0)             (72.2)             (72.2)
              DAC..........................................         (141.0)             (52.0)             (94.3)
              Deferred Federal income taxes................         (292.2)            (128.4)            (177.1)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       533.6       $      189.9       $      396.5
                                                            =================   ================   =================

6)      CLOSED BLOCK

        Summarized financial information for the Closed Block follows:


                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $4,059.4 and $3,820.7)...........................................  $    4,231.0         $    3,889.5
        Mortgage loans on real estate........................................       1,341.6              1,380.7
        Policy loans.........................................................       1,700.2              1,765.9
        Cash and other invested assets.......................................         282.7                336.1
        DAC..................................................................         775.2                876.5
        Other assets.........................................................         235.9                246.3
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    8,566.6         $    8,495.0
                                                                              =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances...........  $    8,993.2         $    8,999.7
        Other liabilities....................................................          80.5                 91.6
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    9,073.7         $    9,091.3
                                                                              =================    =================

                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Revenues
        Premiums and other revenue.........................  $       687.1       $      724.8       $      753.4
        Investment income (net of investment
          expenses of $27.0, $27.3 and $26.7)..............          574.9              546.6              538.9
        Investment losses, net.............................          (42.4)              (5.5)             (20.2)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,219.6            1,265.9            1,272.1
                                                            -----------------   ----------------   -----------------

        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,066.7            1,106.3            1,077.6
        Other operating costs and expenses.................           50.4               34.6               51.3
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,117.1            1,140.9            1,128.9
                                                            -----------------   ----------------   -----------------

        Contribution from the Closed Block.................  $       102.5       $      125.0       $      143.2
                                                            =================   ================   =================

        At December 31, 1997 and 1996, problem mortgage loans on real estate had an amortized cost of $8.1 million and $4.3 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $70.5 million and $114.2 million, respectively. At December 31, 1996, the restructured mortgage loans on real estate amount included $.7 million of problem mortgage loans on real estate.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Impaired mortgage loans with provision for losses......................  $       109.1      $       128.1
        Impaired mortgage loans without provision for losses...................             .6                 .6
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................          109.7              128.7
        Provision for losses...................................................          (17.4)             (12.9)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        92.3      $       115.8
                                                                                ================   =================

        During 1997, 1996 and 1995, the Closed Block's average recorded investment in impaired mortgage loans was $110.2 million, $153.8 million and $146.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $9.4 million, $10.9 million and $5.9 million ($4.1 million, $4.7 million and $1.3 million recognized on a cash basis) for 1997, 1996 and 1995, respectively.

        Valuation allowances amounted to $18.5 million and $13.8 million on mortgage loans on real estate and $16.8 million and $3.7 million on equity real estate at December 31, 1997 and 1996, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held for production of income. Writedowns of fixed maturities amounted to $3.5 million, $12.8 million and $16.8 million for 1997, 1996 and 1995, respectively and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $28.8 million for 1997.

        In the fourth quarter of 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Additionally, in the fourth quarter, $28.8 million of writedowns on real estate held for production of income were recorded.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information for discontinued operations follows:


                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        Assets
        Mortgage loans on real estate........................................  $      655.5         $    1,111.1
        Equity real estate...................................................         655.6                925.6
        Other equity investments.............................................         209.3                300.5
        Short-term investments...............................................         102.0                 63.2
        Other invested assets................................................          41.9                 50.9
                                                                              -----------------    -----------------
          Total investments..................................................       1,664.3              2,451.3
        Cash and cash equivalents............................................         106.8                 42.6
        Other assets.........................................................         253.9                242.9
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    2,025.0         $    2,736.8
                                                                              =================    =================

        Liabilities
        Policyholders' liabilities...........................................  $    1,048.3         $    1,335.9
        Allowance for future losses..........................................         259.2                262.0
        Amounts due to continuing operations.................................         572.8                996.2
        Other liabilities....................................................         144.7                142.7
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    2,025.0         $    2,736.8
                                                                              =================    =================


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Revenues
        Investment income (net of investment
          expenses of $97.3, $127.5 and $153.1)............  $       188.6       $      245.4       $      323.6
        Investment losses, net.............................         (173.7)             (18.9)             (22.9)
        Policy fees, premiums and other income.............             .2                 .2                 .7
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           15.1              226.7              301.4

        Benefits and other deductions......................          169.5              250.4              326.5
        Losses charged to allowance for future losses......         (154.4)             (23.7)             (25.1)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax loss from strengthening of the
          allowance for future losses......................         (134.1)            (129.0)               -
        Federal income tax benefit.........................           46.9               45.2                -
                                                            -----------------   ----------------   -----------------
        Loss from Discontinued Operations..................  $       (87.2)      $      (83.8)      $        -
                                                            =================   ================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses, and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in the need to strengthen the allowance in 1997 and 1996, respectively.

        In the fourth quarter of 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Additionally, in the fourth quarter, $92.5 million of writedown on real estate held for production of income were recognized.

        Benefits and other deductions includes $53.3 million, $114.3 million and $154.6 million of interest expense related to amounts borrowed from continuing operations in 1997, 1996 and 1995, respectively.

        Valuation allowances amounted to $28.4 million and $9.0 million on mortgage loans on real estate and $88.4 million and $20.4 million on equity real estate at December 31, 1997 and 1996, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held for production of income. Writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $95.7 million and $12.3 million for 1997 and 1996, respectively.

        At December 31, 1997 and 1996, problem mortgage loans on real estate had amortized costs of $11.0 million and $7.9 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $109.4 million and $208.1 million, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Impaired mortgage loans with provision for losses......................  $       101.8      $        83.5
        Impaired mortgage loans without provision for losses...................             .2               15.0
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................          102.0               98.5
        Provision for losses...................................................          (27.3)              (8.8)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        74.7      $        89.7
                                                                                ================   =================

        During 1997, 1996 and 1995, the discontinued operations' average recorded investment in impaired mortgage loans was $89.2 million, $134.8 million and $177.4 million, respectively. Interest income recognized on these impaired mortgage loans totaled $6.6 million, $10.1 million and $4.5 million ($5.3 million, $7.5 million and $.4 million recognized on a cash basis) for 1997, 1996 and 1995, respectively.

        At December 31, 1997 and 1996, discontinued operations had carrying values of $156.2 million and $263.0 million, respectively, of real estate acquired in satisfaction of debt.

8)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:


                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    1997                 1996
                                                                              -----------------    -----------------
                                                                                          (In Millions)
        Short-term debt......................................................  $      422.2         $      174.1
                                                                              -----------------    -----------------
        Long-term debt:
        Equitable Life:
          6.95% surplus notes scheduled to mature 2005.......................         399.4                399.4
          7.70% surplus notes scheduled to mature 2015.......................         199.7                199.6
          Other..............................................................            .3                   .5
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         599.4                599.5
                                                                              -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 5.87% - 12.00% due through 2006....................         951.1                968.6
                                                                              -----------------    -----------------
        Alliance:
          Other..............................................................          18.5                 24.7
                                                                              -----------------    -----------------
        Total long-term debt.................................................       1,569.0              1,592.8
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,991.2         $    1,766.9
                                                                              =================    =================

        Short-term Debt

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in June 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1997 range from 5.88% to 8.50%. There were no borrowings outstanding under this bank credit facility at December 31, 1997.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million bank credit facility. At December 31, 1997, $50.0 million was outstanding under this program.

        During 1996, Alliance entered into a $250.0 million five-year revolving credit facility with a group of banks. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. A facility fee is payable on the total facility. The revolving credit facility will be used to provide back-up liquidity for Alliance's $250.0 million commercial paper program, to fund commission payments to financial intermediaries for the sale of Class B and C shares under Alliance's mutual fund distribution system, and for general working capital purposes. At December 31, 1997, Alliance had $72.0 million in commercial paper outstanding and there were no borrowings under the revolving credit facility.

        Long-term Debt

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015 (together, the "Surplus Notes"). Proceeds from the issuance of the Surplus Notes were $596.6 million, net of related issuance costs. Payments of interest on, or principal of, the Surplus Notes are subject to prior approval by the Superintendent.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,164.0 million and $1,406.4 million at December 31, 1997 and 1996, respectively, as collateral for certain long-term debt.

        At December 31, 1997, aggregate maturities of the long-term debt based on required principal payments at maturity for 1998 and the succeeding four years are $565.8 million, $201.4 million, $8.6 million, $1.7 million and $1.8 million, respectively, and $790.6 million thereafter.

 9)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Federal income tax expense (benefit):
          Current..........................................  $       186.5       $       97.9       $      (11.7)
          Deferred.........................................          (95.0)             (88.2)             132.2
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        91.5       $        9.7       $      120.5
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Expected Federal income tax expense................  $       234.7       $       73.0       $      173.7
        Non-taxable minority interest......................          (38.0)             (28.6)             (22.0)
        Adjustment of tax audit reserves...................          (81.7)               6.9                4.1
        Equity in unconsolidated subsidiaries..............          (45.1)             (32.3)             (19.4)
        Other..............................................           21.6               (9.3)             (15.9)
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $        91.5       $        9.7       $      120.5
                                                            =================   ================   =================

        The components of the net deferred Federal income taxes are as follows:

                                                       December 31, 1997                  December 31, 1996
                                                ---------------------------------  ---------------------------------
                                                    Assets         Liabilities         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Compensation and related benefits......  $     257.9      $        -        $      259.2      $       -
        Other..................................         30.7               -                 -                1.8
        DAC, reserves and reinsurance..........          -               222.8               -              166.0
        Investments............................          -               405.7               -              328.6
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     288.6      $      628.5      $      259.2      $     496.4
                                                ===============  ================  ===============   ===============

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        DAC, reserves and reinsurance......................  $        46.2       $     (156.2)      $       63.3
        Investments........................................         (113.8)              78.6               13.0
        Compensation and related benefits..................            3.7               22.3               30.8
        Other..............................................          (31.1)             (32.9)              25.1
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax
          (Benefit) Expense................................  $       (95.0)      $      (88.2)      $      132.2
                                                            =================   ================   =================

        The Internal Revenue Service (the "IRS") is in the process of examining the Company's consolidated Federal income tax returns for the years 1989 through 1991. Management believes these audits will have no material adverse effect on the Company's results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Direct premiums....................................  $       448.6       $      461.4       $      474.2
        Reinsurance assumed................................          198.3              177.5              171.3
        Reinsurance ceded..................................          (45.4)             (41.3)             (38.7)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       601.5       $      597.6       $      606.8
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        61.0       $       48.2       $       44.0
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        70.6       $       54.1       $       48.9
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        36.4       $       32.3       $       28.5
                                                            =================   ================   =================

        Effective January 1, 1994, all in force business above $5.0 million was reinsured. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $1.6 million, $2.4 million and $260.6 million for 1997, 1996 and 1995, respectively. Ceded death and disability benefits totaled $4.3 million, $21.2 million and $188.1 million for 1997, 1996 and 1995, respectively. Insurance liabilities ceded totaled $593.8 million and $652.4 million at December 31, 1997 and 1996, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

        Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Service cost.......................................  $        32.5       $       33.8       $       30.0
        Interest cost on projected benefit obligations.....          128.2              120.8              122.0
        Actual return on assets............................         (307.6)            (181.4)            (309.2)
        Net amortization and deferrals.....................          166.6               43.4              155.6
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Cost (Credit).................  $        19.7       $       16.6       $       (1.6)
                                                            =================   ================   =================

        The funded status of the qualified and non-qualified pension plans is as follows:


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Actuarial present value of obligations:
          Vested...............................................................  $    1,702.6       $    1,672.2
          Non-vested...........................................................           3.9               10.1
                                                                                ----------------   -----------------
        Accumulated Benefit Obligation.........................................  $    1,706.5       $    1,682.3
                                                                                ================   =================

        Plan assets at fair value..............................................  $    1,867.4       $    1,626.0
        Projected benefit obligations..........................................       1,801.3            1,765.5
                                                                                ----------------   -----------------
        Projected benefit obligations (in excess of) or less than plan assets..          66.1             (139.5)
        Unrecognized prior service cost........................................          (9.9)             (17.9)
        Unrecognized net loss from past experience different
          from that assumed....................................................          95.0              280.0
        Unrecognized net asset at transition...................................           3.1                4.7
        Additional minimum liability...........................................           -                (19.3)
                                                                                ----------------   -----------------
        Prepaid  Pension Cost..................................................  $      154.3       $      108.0
                                                                                ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.25% and 4.07%, respectively, at December 31, 1997 and 7.5% and 4.25%, respectively, at December 31, 1996. As of January 1, 1997 and 1996, the expected long-term rate of return on assets for the retirement plan was 10.25%.

        The Company recorded, as a reduction of shareholders' equity, an additional minimum pension liability of $17.3 million and $12.9 million, net of Federal income taxes, at December 31, 1997 and 1996, respectively, primarily representing the excess of the accumulated benefit obligation of the qualified pension plan over the accrued liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of group trusts managed by Alliance.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $33.2 million, $34.7 million and $36.4 million for 1997, 1996 and 1995, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1997, 1996 and 1995, the Company made estimated postretirement benefits payments of $18.7 million, $18.9 million and $31.1 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Service cost.......................................  $         4.5       $        5.3       $        4.0
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.7               34.6               34.7
        Net amortization and deferrals.....................            1.9                2.4               (2.3)
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        41.1       $       42.3       $       36.4
                                                            =================   ================   =================

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Accumulated postretirement benefits obligation:
          Retirees.............................................................  $      388.5       $      381.8
          Fully eligible active plan participants..............................          45.7               50.7
          Other active plan participants.......................................          56.6               60.7
                                                                                ----------------   -----------------
                                                                                        490.8              493.2
        Unrecognized prior service cost........................................          40.3               50.5
        Unrecognized net loss from past experience different
          from that assumed and from changes in assumptions....................        (140.6)            (150.5)
                                                                                ----------------   -----------------
        Accrued Postretirement Benefits Cost...................................  $      390.5       $      393.2
                                                                                ================   =================

        Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and costs to the Company of providing these medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 8.75% in 1997, gradually declining to 2.75% in the year 2009 and in 1996 was 9.5%, gradually declining to 3.5% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 7.25% and 7.50% at December 31, 1997 and 1996, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1997 would be increased 7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 8%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1997 and 1996, respectively, was $1,353.4 million and $649.9 million. The average unexpired terms at December 31, 1997 ranged from 1.5 to 3.8 years. At December 31, 1997, the cost of terminating outstanding matched swaps in a loss position was $10.9 million and the unrealized gain on outstanding matched swaps in a gain position was $38.9 million. The Company has no intention of terminating these contracts prior to maturity. During 1996 and 1995, net gains of $.2 million and $1.4 million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at

        December 31, 1997 of contracts purchased and sold were $7,250.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $48.5 million and is being amortized ratably over the contract periods ranging from 1 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's activities related to derivatives are, by their nature trading activities which are primarily for the purpose of customer accommodations. DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments involving futures, forwards and options. DLJ's derivative activities consist of writing over-the-counter ("OTC") options to accommodate its customer needs, trading in forward contracts in U.S. government and agency issued or guaranteed securities and in futures contracts on equity-based indices, interest rate instruments and currencies and issuing structured products based on emerging market financial instruments and indices. DLJ's involvement in swap contracts and commodity derivative instruments is not significant.

        Fair Value of Financial Instruments

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1997 and 1996.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

        Fair values for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:

                                                                           December 31,
                                                --------------------------------------------------------------------
                                                              1997                               1996
                                                ---------------------------------  ---------------------------------
                                                   Carrying         Estimated         Carrying         Estimated
                                                    Value          Fair Value          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Consolidated Financial Instruments:
        Mortgage loans on real estate..........  $    2,611.4     $     2,822.8     $     3,133.0     $    3,394.6
        Other limited partnership interests....         509.4             509.4             467.0            467.0
        Policy loans...........................       2,422.9           2,493.9           2,196.1          2,221.6
        Policyholders' account balances -
          investment contracts.................      12,611.0          12,714.0          12,908.7         12,992.2
        Long-term debt.........................       1,569.0           1,531.5           1,592.8          1,557.7

        Closed Block Financial Instruments:
        Mortgage loans on real estate..........       1,341.6           1,420.7           1,380.7          1,425.6
        Other equity investments...............          86.3              86.3             105.0            105.0
        Policy loans...........................       1,700.2           1,784.2           1,765.9          1,798.0
        SCNILC liability.......................          27.6              30.3              30.6             34.9

        Discontinued Operations Financial
        Instruments:
        Mortgage loans on real estate..........         655.5             779.9           1,111.1          1,220.3
        Fixed maturities.......................          38.7              38.7              42.5             42.5
        Other equity investments...............         209.3             209.3             300.5            300.5
        Guaranteed interest contracts..........          37.0              34.0             290.7            300.5
        Long-term debt.........................         102.0             102.1             102.1            102.2

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $202.6 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $362.1 million at December 31, 1997, under existing loan or loan commitment agreements.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        The Insurance Group had $47.4 million of letters of credit outstanding at December 31, 1997.

14)     LITIGATION

        Equitable Life recently agreed to settle, subject to court approval, previously disclosed cases brought by persons insured under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "Policies") in New York (Golomb et al. v. The Equitable Life Assurance Society of the United States), Pennsylvania (Malvin et al. v. The Equitable Life Assurance Society of the United States), Texas (Bowler et al. v. The Equitable Life Assurance Society of the United States), Florida (Bachman v. The Equitable Life Assurance Society of the United States) and California (Fletcher v. The Equitable Life Assurance Society of the United States). Plaintiffs in these cases claimed that Equitable Life's method for determining premium increases breached the terms of certain forms of the Policies and was misrepresented. Plaintiffs in Bowler and Fletcher also claimed that Equitable Life misrepresented to policyholders in Texas and California, respectively, that premium increases had been approved by insurance departments in those states and determined annual rate increases in a manner that discriminated against policyholders in those states in violation of the terms of the Policies, representations to policyholders and/or state law. The New York trial court dismissed the Golomb action with prejudice and plaintiffs appealed. In Bowler and Fletcher,
        Equitable Life denied the material allegations of the complaints and filed motions for summary judgment which have been fully briefed. The Malvin action was stayed indefinitely pending the outcome of proceedings in Golomb and in Fletcher the magistrate concluded that the case should be remanded to California state court and Equitable Life appealed that determination to the district judge. On December 23, 1997, Equitable Life entered into a settlement agreement, subject to court approval, which would result in the dismissal with prejudice of each of the five pending actions and the resolution of all similar claims on a nationwide basis.

        The settlement agreement provides for the creation of a nationwide class consisting of all persons holding, and paying premiums on, the Policies at any time since January 1, 1988. An amended complaint will be filed in the federal district court in Tampa, Florida (where the Florida action is pending), that would assert claims of the kind previously made in the cases described above on a nationwide basis, on behalf of policyholders in the nationwide class, which consists of approximately 127,000 former and current policyholders. If the settlement is approved, Equitable Life would pay $14,166,000 in exchange for release of all claims for past damages on claims of the type described in the five pending actions and the amended complaint. Costs of administering the settlement and any attorneys' fees awarded by the court to plaintiffs' counsel would be deducted from this fund before distribution of the balance to the class. In addition to this payment, Equitable Life will provide future relief to current holders of certain forms of the Policies in the form of an agreement to be embodied in the court's judgment, restricting the premium increases Equitable Life can seek on these Policies in the future. The parties estimate the present value of these restrictions at $23,333,000, before deduction of any attorneys' fees that may be awarded by the court. The estimate is based on assumptions about future events that cannot be predicted with certainty and accordingly the actual value of the future relief may differ. The parties to the settlement shortly will be asking the court to approve preliminarily the settlement and settlement class and to permit distribution of notice of the settlement to policyholders, establish procedures for objections, an opportunity to opt out of the settlements as it affects past damages, and a court hearing on whether the settlement should be finally approved. Equitable Life cannot predict whether the settlement will be approved or, if it is not approved, the outcome of the pending litigations. As noted, proceedings in Malvin were stayed indefinitely; proceedings in the other actions have been stayed or deferred to accommodate the settlement approval process.

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and The Equitable of Colorado, Inc. ("EOC"), like other life and health insurers, from time to time are involved in such litigation. Among litigations pending against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following seven paragraphs.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, EOC, in New York state court, entitled Sidney
        C. Cole, et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc. The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. In June 1996, the Court issued a decision and order dismissing with prejudice plaintiffs' causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiffs' cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. In April 1997, plaintiffs noticed an appeal from the court's June 1996 order. Subsequently, Equitable Life and EOC noticed a cross-appeal from so much of the June 1996 order that denied their motion to dismiss. Briefing on the appeals is scheduled to begin on February 23, 1998. In June 1997, plaintiffs filed their memorandum of law and affidavits in support of their motion for class certification. That memorandum states that plaintiffs seek to certify a class solely on their breach of contract claims, and not on their negligent misrepresentation claim. Plaintiffs' class certification motion has been fully briefed by the parties and is sub judice. In August 1997, Equitable Life and EOC moved for summary judgment dismissing plaintiffs' remaining claims of breach of contract and negligent misrepresentation. Defendants' summary judgment motion has been fully briefed by the parties. On January 5, 1998, plaintiffs filed a note of issue (placing the case on the trial calendar).

        On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action originally was brought by an individual who purchased a whole life policy from Equitable Life in
        1989. In September 1997, with leave of the court, plaintiff filed a second amended petition naming six additional policyholder plaintiffs and three new sales agent defendants. The sole named individual defendant in the original petition is also named as a defendant in the second amended petition. Plaintiffs purport to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1981 through July 22, 1992. Plaintiffs allege improper sales practices based on allegations of misrepresentations concerning one or more of the following: the number of years that premiums would need to be paid; a policy's suitability as an investment vehicle; and the extent to which a policy was a proper replacement policy. Plaintiffs seek damages, including punitive damages, in an unspecified amount. In October 1997, Equitable Life filed (i) exceptions to the second amended petition, asserting deficiencies in pleading of venue and vagueness; and (ii) a motion to strike certain allegations. On January 23, 1998, the court heard argument on Equitable Life's exceptions and motion to strike. Those motions are sub judice. Motion practice regarding discovery continues.

        On July 26, 1996, an action entitled Michael Bradley v. Equitable Variable Life Insurance Company was commenced in New York state court, Kings County. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. EVLICO answered the complaint, denying the material allegations. In September 1996, Equitable Life, EVLICO and EOC made a motion to have this proceeding moved from Kings County Supreme Court to New York County for joint trial or consolidation with the Cole action. The motion was denied by the Court in Cole in
        January 1997. Plaintiff then moved for certification of a nationwide class consisting of all persons or entities who, since January 1, 1980, were sold one or more life insurance products based on misrepresentations as to the number of years that the annual premium would need to be paid, and/or who were allegedly induced to purchase additional policies from EVLICO using the cash value accumulated in existing policies. Defendants have opposed this motion. Discovery and briefing regarding plaintiff's motion for class certification are ongoing.

        On December 12, 1996, an action entitled Robert E. Dillon v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, was commenced in the United States District Court for the Southern District of Florida. The action is brought by an individual who purchased a joint whole life policy from EOC in 1988. The complaint puts in issue various alleged sales practices and alleges misrepresentations concerning the alleged impropriety of replacement policies issued by Equitable Life and EOC and alleged misrepresentations regarding the number of years premiums would have to be paid on the defendants' policies. Plaintiff alleges claims for breach of contract, fraud, negligent misrepresentation, money had and received, unjust enrichment and imposition of a constructive trust. Plaintiff purports to represent two classes of persons. The first is a "contract class," consisting of all persons who purchased whole or universal life insurance policies from Equitable Life and EOC and from whom Equitable Life and EOC have sought additional payments beyond the number of years allegedly promised by Equitable Life and EOC. The second is a "fraud class," consisting of all persons with an interest in policies issued by Equitable Life and EOC at any time since October 1, 1986. Plaintiff seeks damages in an unspecified amount, and also seeks injunctive relief attaching Equitable Life's and EOC's profits from their alleged sales practices. In May 1997, plaintiff served a motion for class certification. In July 1997, the parties submitted to the Court a joint scheduling report, joint scheduling order and a confidentiality stipulation and order. The Court signed the latter stipulation, and the others remain sub judice. Further briefing on plaintiff's class certification motion will await entry of a scheduling order and further class certification discovery, which has commenced and is on-going. In January 1998, the judge assigned to the case recused himself, and the case was reassigned. Defendants are to serve their answer in February 1998.

        On January 3, 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, No. 94-2036 in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO since September 30, 1991. The amended complaint alleges that Equitable Life's and EVLICO's agents were trained not to disclose fully that the product being sold was life insurance. Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. Equitable Life and EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. Motion practice regarding discovery continues.

        On January 9, 1997, an action entitled Rosemarie Chaviano, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, was filed in Massachusetts state court making claims similar to those in the Franze action and alleging violations of the Massachusetts securities laws. The plaintiff purports to represent all persons in Massachusetts who purchased variable life insurance contracts from Equitable Life and EVLICO from January 9, 1993 to the present. The Massachusetts action seeks rescission of the contracts or compensatory damages, attorneys' fees, expenses and injunctive relief. Plaintiff filed an amended complaint in April 1997. In July 1997, Equitable Life served a motion to dismiss the amended complaint or, in the alternative, for summary judgment. On September 12, 1997, plaintiff moved for class certification. This motion is scheduled for hearing on February 18, 1998.

        On September 11, 1997, an action entitled Pamela L. and James A. Luther, individually and as representatives of all people similarly situated v. The Equitable Life Assurance Society of the United States, The Equitable Companies Incorporated, and Casey Cammack, individually and as agent for The Equitable Life Assurance Society of the United States and The Equitable Companies Incorporated, was filed in Texas state court. The action was brought by holders of a whole life policy and the beneficiary under that policy. Plaintiffs purport to represent a nationwide class of persons having an ownership or beneficial interest in whole and universal life policies issued by Equitable Life from January 1, 1982 through December 31, 1996. Also included in the purported class are persons having an ownership interest in variable annuities purchased from Equitable Life from January 1, 1992 to the present. The complaint puts in issue the allegations that uniform sales presentations, illustrations, and materials that Equitable Life agents used misrepresented the stated number of years that premiums would need to be paid and misrepresented the extent to which the policies at issue were proper replacement policies. Plaintiffs seek compensatory damages, attorneys' fees and expenses. In October 1997, Equitable Life served a general denial of the allegations against it. The same day, the Holding Company entered a special appearance contesting the court's jurisdiction over it. In November 1997, Equitable Life filed a plea in abatement, which, under Texas law, stayed further proceedings in the case because plaintiffs had not served a demand letter. Plaintiffs served a demand letter upon Equitable Life and the Holding Company, the response to which is due 60 days thereafter. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Cole, Duncan, Bradley, Dillon, Franze, Chaviano and Luther litigations should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        On September 12, 1997, the United States District Court for the Northern District of Alabama, Southern Division, entered an order certifying James Brown as the representative of a class consisting of "[a]ll African-Americans who applied but were not hired for, were discouraged from applying for, or would have applied for the position of Sales Agent in the absence of the discriminatory practices, and/or procedures in the [former] Southern Region of The Equitable from May 16, 1987 to the present." The second amended complaint in James W. Brown, on behalf of others similarly situated v. The Equitable Life Assurance Society of the United States, alleges, among other things, that Equitable Life discriminated on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of any litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

        The U.S. Department of Labor ("DOL") is conducting an investigation of Equitable Life's management of the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life for pension clients. Equitable Life serves as investment manager in PPF and retains EREIM as advisor. Equitable Life agreed to indemnify the purchaser of EREIM (which Equitable Life sold in June 1997) with respect to any fines, penalties and rebates to clients in connection with this investigation. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or EREIM has acted improperly and Equitable Life and EREIM believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not this investigation will have a material adverse effect on the Company's results of operations in any particular period.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against Alliance North American Government
        Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The Complaint, which sought certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, sought an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleged that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1996, the United States District Court for the Southern District of

        New York granted the defendants' motion to dismiss all counts of the Complaint ("First Decision"). On October 11, 1996, plaintiffs filed a motion for reconsideration of the First Decision. On November 25, 1996, the court denied plaintiffs' motion for reconsideration of the First Decision. On October 29, 1997, the United States Court of Appeals for the Second Circuit issued an order granting defendants' motion to strike and dismissing plaintiffs' appeal of the First Decision. On October 29, 1996, plaintiffs filed a motion for leave to file an amended complaint. The principal allegations of the proposed amended complaint are that (i) the Fund failed to hedge against the risks of investing in foreign securities despite representations that it would do so, (ii) the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and (iii) two advertisements used by the Fund misrepresented the risks of investing in the Fund. On July 15, 1997, the District Court denied plaintiffs' motion for leave to file an amended complaint and ordered that the case be dismissed ("Second Decision"). The plaintiffs have appealed the Second Decision to the United States Court of Appeals for the Second Circuit. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and certain other defendants for unspecified compensatory and punitive damages in the U. S. District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel issued by Rickel in October 1994. The complaint alleges violations of federal securities laws and common law fraud against DLJSC, as the underwriter of the units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the board of directors of Rickel, including a DLJSC managing director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the units on December 15, 1995, and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the U.S. Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. On October 10, 1997, DLJSC and others were named as defendants in a new adversary proceeding in the Bankruptcy Court brought by the NGC Settlement Trust, an entity created by the NGC plan of reorganization to deal with asbestos-related claims. The Trust's allegations are substantially similar to the claims in the State Court action. In court papers dated October 16, 1997, the State Court plaintiff indicated that he would intervene in the Trust's adversary proceeding. On January 21, 1998, the Bankruptcy Court ruled that the State Court plaintiff's claims were not barred by the NGC plan of reorganization insofar as they alleged nondisclosure of certain cost reductions announced by NGC in October 1993. The Texas State Court action, which had been removed to the Bankruptcy Court, has been remanded back to the state court, which remand is being opposed by DLJSC. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. On February 26, 1997, the parties agreed to a settlement of these actions, subject to the District Court's approval, which was granted on July 31, 1997. The settlement is also subject to approval by the U.S. Bankruptcy Court for the Eastern District of Louisiana of proposed modifications to a confirmed plan of reorganization for Harrah's Jazz Company and Harrah's Jazz Finance Corp., and the satisfaction or waiver of all conditions to the effectiveness of the plan, as provided in the plan. There can be no assurance of the Bankruptcy Court's approval of the modifications to the plan of reorganization, or that the conditions to the effectiveness of the plan will be satisfied or waived. In the opinion of DLJ's management, the settlement, if approved, will not have a material adverse effect on DLJ's results of operations or on its consolidated financial condition.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1998 and the succeeding four years are $93.5 million, $84.4 million, $70.2 million, $56.4 million, $47.0 million and $489.3 million thereafter. Minimum future sub-lease rental income on these noncancelable leases for 1998 and the succeeding four years are $7.3 million, $5.9 million, $3.8 million, $2.4 million, $.8 million and $2.9 million thereafter.

        At December 31, 1997, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1997 and the succeeding four years are $247.0 million, $238.1 million, $218.7 million, $197.9 million, $169.1 million and $813.0 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Compensation costs.................................  $       721.5       $      704.8       $      628.4
        Commissions........................................          409.6              329.5              314.3
        Short-term debt interest expense...................           31.7                8.0               11.4
        Long-term debt interest expense....................          121.2              137.3              108.1
        Amortization of policy acquisition costs...........          287.3              405.2              317.8
        Capitalization of policy acquisition costs.........         (508.0)            (391.9)            (391.0)
        Rent expense, net of sub-lease income..............          101.8              113.7              109.3
        Cursitor intangible assets writedown...............          120.9                -                  -
        Other..............................................          917.9              769.1              677.5
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     2,203.9       $    2,075.7       $    1,775.8
                                                            =================   ================   =================

        During 1997, 1996 and 1995, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $42.4 million, $24.4 million and $32.0 million, respectively. The amounts paid during 1997, associated with cost reduction programs, totaled $22.8 million. At December 31, 1997, the liabilities associated with cost reduction programs amounted to $62.0 million. The 1997 cost reduction program include costs related to employee termination and exit costs. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. Amortization of DAC in 1996 included a $145.0 million writeoff of DAC related to DI contracts.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1997, 1996 and 1995, statutory net loss totaled $351.7 million, $351.1 million and $352.4 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1998.

        At December 31, 1997, the Insurance Group, in accordance with various government and state regulations, had $19.7 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Net change in statutory surplus and
          capital stock....................................  $       203.6       $       56.0       $       78.1
        Change in asset valuation reserves.................          147.1              (48.4)             365.7
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................          350.7                7.6              443.8
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          (31.1)            (298.5)             (66.0)
          DAC..............................................          220.7              (13.3)              73.2
          Deferred Federal income taxes....................          103.1              108.0             (158.1)
          Valuation of investments.........................           46.8              289.8              189.1
          Valuation of investment subsidiary...............         (555.8)            (117.7)            (188.6)
          Limited risk reinsurance.........................           82.3               92.5              416.9
          Issuance of surplus notes........................            -                  -               (538.9)
          Postretirement benefits..........................           (3.1)              28.9              (26.7)
          Other, net.......................................           30.3               12.4              115.1
          GAAP adjustments of Closed Block.................            3.6               (9.8)              15.7
          GAAP adjustments of discontinued operations......          189.7              (89.6)              37.3
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       437.2       $       10.3       $      312.8
                                                            =================   ================   =================


                                                                                 December 31,
                                                            --------------------------------------------------------
                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Statutory surplus and capital stock................  $     2,462.5       $    2,258.9       $    2,202.9
        Asset valuation reserves...........................        1,444.6            1,297.5            1,345.9
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,907.1            3,556.4            3,548.8
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,336.1)          (1,305.0)          (1,006.5)
          DAC..............................................        3,236.6            3,104.9            3,075.8
          Deferred Federal income taxes....................         (370.8)            (306.1)            (452.0)
          Valuation of investments.........................          783.5              286.8              417.7
          Valuation of investment subsidiary...............       (1,338.6)            (782.8)            (665.1)
          Limited risk reinsurance.........................         (254.2)            (336.5)            (429.0)
          Issuance of surplus notes........................         (539.0)            (539.0)            (538.9)
          Postretirement benefits..........................         (317.5)            (314.4)            (343.3)
          Other, net.......................................          203.7              126.3                4.4
          GAAP adjustments of Closed Block.................          814.3              783.7              830.8
          GAAP adjustments of discontinued operations......           71.5             (190.3)            (184.6)
                                                            -----------------   ----------------   -----------------
        Equity of the Insurance Group......................  $     4,860.5       $    4,084.0       $    4,258.1
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has two major business segments: Insurance Operations and Investment Services. Interest expense related to debt not specific to either business segment is presented as Corporate interest expense. Information for all periods is presented on a comparable basis.

        Insurance Operations offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups and administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        Investment Services provides investment fund management, primarily to institutional clients. This segment includes the Company's equity interest in DLJ and Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $81.9 million, $127.5 million and $124.1 million for 1997, 1996 and 1995, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the GIC Segment of $5.1 million, $15.7 million and $14.7 million for 1997, 1996 and 1995, respectively, are eliminated in consolidation.


                                                                  1997               1996                1995
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Revenues
        Insurance operations...............................  $     3,684.2       $    3,770.6       $    3,614.6
        Investment services................................        1,455.1            1,126.1              949.1
        Consolidation/elimination..........................          (19.9)             (24.5)             (34.9)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     5,119.4       $    4,872.2       $    4,528.8
                                                            =================   ================   =================

        Earnings (loss) from continuing  operations before Federal income taxes, minority interest and cumulative effect of accounting change
        Insurance operations...............................  $       250.3       $      (36.6)      $      303.1
        Investment services................................          485.7              311.9              224.0
        Consolidation/elimination..........................            -                   .2               (3.1)
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          736.0              275.5              524.0
        Corporate interest expense.........................          (65.3)             (66.9)             (27.9)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       670.7       $      208.6       $      496.1
                                                            =================   ================   =================


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Assets
        Insurance operations...................................................  $    68,305.9      $    60,464.9
        Investment services....................................................       13,719.8           13,542.5
        Consolidation/elimination..............................................         (403.6)            (399.6)
                                                                                ----------------   -----------------
        Total..................................................................  $    81,622.1      $    73,607.8
                                                                                ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 1997 and 1996, are summarized below:


                                                                    Three Months Ended
                                       ------------------------------------------------------------------------------
                                           March 31           June 30           September 30          December 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (In Millions)
        1997
        Total Revenues................  $     1,266.0      $     1,552.8       $    1,279.0         $    1,021.6
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations before
          Cumulative Effect
          of Accounting Change........  $       117.4      $       222.5       $      145.1         $       39.4
                                       =================  =================   ==================   ==================

        Net Earnings (Loss)...........  $       114.1      $       223.1       $      144.9         $      (44.9)
                                       =================  =================   ==================   ==================

        1996
        Total Revenues................  $     1,176.5      $     1,199.4       $    1,198.4         $    1,297.9
                                       =================  =================   ==================   ==================

        Earnings (Loss) from
          Continuing Operations
          before Cumulative Effect
          of Accounting Change........  $        94.8      $        87.1       $       93.2         $     (157.9)
                                       =================  =================   ==================   ==================

        Net Earnings (Loss)...........  $        71.7      $        87.1       $       93.2         $     (241.7)
                                       =================  =================   ==================   ==================

        Net earnings for the three months ended December 31, 1997 includes a charge of $212.0 million related to additions to valuation allowances on and writeoffs of real estate of $225.2 million, and reserve strengthening on discontinued operations of $84.3 million offset by a reversal of prior years tax reserves of $97.5 million. Net earnings for the three months ended December 31, 1996 includes a charge of $339.3 million related to writeoffs of DAC on DI contracts of $94.3 million and reserve strengthenings on DI business of $113.7 million, Pension Par of $47.5 million and Discontinued Operations of $83.8 million.

20)     INVESTMENT IN DLJ

        At December 31, 1997, the Company's ownership of DLJ interest was approximately 34.4%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:


                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Assets:
        Trading account securities, at market value............................  $   16,535.7       $   15,728.1
        Securities purchased under resale agreements...........................      22,628.8           20,598.7
        Broker-dealer related receivables......................................      28,159.3           16,858.8
        Other assets...........................................................       3,182.0            2,318.1
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   70,505.8       $   55,503.7
                                                                                ================   =================

        Liabilities:
        Securities sold under repurchase agreements............................  $   36,006.7       $   29,378.3
        Broker-dealer related payables.........................................      25,706.1           19,409.7
        Short-term and long-term debt..........................................       3,670.6            2,704.5
        Other liabilities......................................................       2,860.9            2,164.0
                                                                                ----------------   -----------------
        Total liabilities......................................................      68,244.3           53,656.5
        DLJ's company-obligated mandatorily redeemed preferred
          securities of subsidiary trust holding solely debentures of DLJ......         200.0              200.0
        Total shareholders' equity.............................................       2,061.5            1,647.2
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   70,505.8       $   55,503.7
                                                                                ================   =================

        DLJ's equity as reported...............................................  $    2,061.5       $    1,647.2
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          23.5               23.9
        The Holding Company's equity ownership in DLJ..........................        (740.2)            (590.2)
        Minority interest in DLJ...............................................        (729.3)            (588.6)
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      615.5       $      492.3
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:


                                                                                     1997                1996
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Commission, fees and other income......................................  $    2,356.8       $    1,818.2
        Net investment income..................................................       1,652.1            1,074.2
        Dealer, trading and investment gains, net..............................         631.6              598.4
                                                                                ----------------   -----------------
        Total revenues.........................................................       4,640.5            3,490.8
        Total expenses including income taxes..................................       4,232.3            3,199.5
                                                                                ----------------   -----------------
        Net earnings...........................................................         408.2              291.3
        Dividends on preferred stock...........................................          12.1               18.7
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $      396.1       $      272.6
                                                                                ================   =================

        DLJ's earnings applicable to common shares as reported.................  $      396.1       $      272.6
        Amortization of cost in excess of net assets acquired in 1985..........          (1.3)              (3.1)
        The Holding Company's equity in DLJ's earnings.........................        (156.8)            (107.8)
        Minority interest in DLJ...............................................        (109.1)             (73.4)
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $      128.9       $       88.3
                                                                                ================   =================

21)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1997, 1996 and 1995 would have been:


                                                                        1997              1996             1995
                                                                   ---------------   ---------------  ---------------
                                                                                     (In Millions)
        Net Earnings:
          As Reported.............................................  $      437.2      $      10.3      $      312.8
          Pro Forma...............................................  $      426.3      $       3.3      $      311.3

        The fair value of options granted after December 31, 1994, used as a basis for the above pro forma disclosures, was estimated as of the date of grants using the Black-Scholes option pricing model. The option pricing assumptions for 1997, 1996 and 1995 are as follows:


                                  Holding Company                      DLJ                            Alliance
                           ------------------------------ ------------------------------- ----------------------------------
                             1997      1996       1995      1997       1996       1995      1997        1996        1995
                           -------------------- --------- ---------- ---------- --------- ---------- ----------- -----------
        Dividend yield....    0.48%     0.80%      0.96%      0.86%      1.54%     1.85%      8.00%      8.00%      8.00%

        Expected volatility  20.00%    20.00%     20.00%     33.00%     25.00%    25.00%     26.00%     23.00%     23.00%

        Risk-free interest
          rate............    5.99%     5.92%      6.83%      5.96%      6.07%     5.86%      5.70%      5.80%      6.00%

        Expected life.....  5 years   5 years    5 years   5 years    5 years   5 years   7.6 years  7.43 years  7.43 years

        Weighted average
          grant-date fair
          value per option   $12.25     $6.94      $5.90    $22.45      $9.35     $7.36      $4.36      $2.69      $2.24


        A summary of the Holding Company, DLJ and Alliance's option plans is as follows:


                                        Holding Company                     DLJ                         Alliance
                                  ----------------------------- ----------------------------- -----------------------------
                                                    Options                       Options                       Options
                                                  Outstanding                   Outstanding                   Outstanding
                                                    Weighted                      Weighted                     Weighted
                                                    Average                       Average                       Average
                                      Shares        Exercise        Shares        Exercise        Units        Exercise
                                  (In Millions)      Price      (In Millions)      Price      (In Millions)      Price
                                  --------------- ------------- --------------- ------------- -----------------------------
        Balance as of
          January 1, 1995........       6.8           $20.31          -                             3.8          $15.46
          Granted................        .4           $20.27          9.2         $27.00            1.8          $20.54
          Exercised..............       (.1)          $20.00          -                             (.5)         $11.20
          Expired................       (.1)          $20.00          -                             -
          Forfeited..............       (.3)          $22.24          -                             (.3)         $16.64
                                  ---------------               -------------                 ---------------

        Balance as of
          December 31, 1995......       6.7           $20.27          9.2         $27.00            4.8          $17.72
          Granted................        .7           $24.94          2.1         $32.54             .7          $25.12
          Exercised..............       (.1)          $19.91          -                             (.4)         $13.64
          Expired................       -                             -                             -
          Forfeited..............       (.6)          $20.21          (.2)        $27.00            (.1)         $19.32
                                  ---------------               -------------                 ---------------

        Balance as of
          December 31, 1996......       6.7           $20.79         11.1         $28.06            5.0          $19.07
          Granted................       3.2           $41.85          3.2         $61.07            1.1          $36.56
          Exercised..............      (1.6)          $20.26          (.1)        $32.03            (.6)         $16.11
          Forfeited..............       (.4)          $23.43          (.1)        $27.51            (.2)         $21.28
                                  ---------------               -------------                 ---------------

        Balance as of
          December 31, 1997......       7.9           $29.05         14.1         $35.56            5.3          $22.82
                                  ===============               =============                 ===============

        Information about options outstanding and exercisable at December 31, 1997 is as follows:


                                             Options Outstanding                           Options Exercisable
                             ----------------------------------------------------  ------------------------------------
                                                    Weighted
                                                    Average         Weighted                              Weighted
              Range of             Number          Remaining         Average             Number           Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable         Exercise
               Prices          (In Millions)      Life (Years)        Price          (In Millions)         Price
        --------------------- ----------------- ----------------- ---------------  ------------------- ----------------

               Holding
               Company
        ----------------------
        $18.125   -$27.75            4.8               5.84           $20.94              3.0              $20.41
        $28.50    -$45.25            3.1               9.57           $41.84              -                  -
                              -----------------                                    -------------------
        $18.125   -$45.25            7.9               7.29           $29.05              3.0              $20.41
                              ================= ================= ===============  =================== ================

                 DLJ
        ----------------------
        $27.00    -$35.99           10.9               8.0            $28.05              4.9              $27.58
        $36.00    -$50.99             .8               9.3            $40.04              -                  -
        $51.00    -$76.00            2.4               9.8            $67.77              -                  -
                              -----------------                                    -------------------
        $27.00    -$76.00           14.1               8.4            $35.56              4.9              $27.58
                              ================= ================= ================  =================== =================

              Alliance
        ----------------------
        $ 6.0625   -$17.75           1.1               3.86           $13.20              1.0              $13.04
        $19.375    -$19.75            .8               7.34           $19.39               .3              $19.39
        $19.875    -$21.375          1.1               8.28           $20.13               .6              $20.19
        $22.25     -$27.50           1.3               9.81           $23.81               .4              $23.29
        $36.9375   -$37.5625         1.0               9.95           $36.95              -                  -
                              -----------------                                    -------------------
        $  6.0625  -$37.5625         5.3               7.58           $22.82              2.3              $17.43
                              ================= ================== ==============  ====================== =============

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

         (a) Financial Statements included in Part B.

         1. Separate Account No. 45:

            - Report of Independent Accountants - Price Waterhouse LLP;
            - Statements of Assets and Liabilities for the Year Ended
              December 31, 1997;
            - Statements of Operations for the Year Ended December 31, 1997;
            - Statements of Changes in Net Assets for the Years Ended December
              31, 1997 and 1996; and
            - Notes to Financial Statements.

         2. The Equitable Life Assurance Society of the United States:

            - Report of Independent Accountants - Price Waterhouse LLP;
            - Consolidated Balance Sheets as of December 31, 1997 and
              1996;
            - Consolidated Statements of Earnings for Years Ended
              December 31, 1997, 1996 and 1995;
            - Consolidated Statements of Equity for Years Ended
              December 31, 1997, 1996 and 1995;
            - Consolidated Statements of Cash Flows for Years Ended
              December 31, 1997, 1996 and 1995; and
            - Notes to Consolidated Financial Statements.

         (b) Exhibits.

         The following exhibits are filed herewith:

         1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated herein by reference to Exhibit No. (1) to Registration Statement No. 33-83750, filed February 27, 1998.

         2. Not applicable.

         3. (a) Distribution and Servicing Agreement among Equico Securities, Inc. (now EQ Financial Consultants, Inc.), The Equitable Life Assurance Society of the United States and Equitable Variable Life Insurance Company, dated as of May 1, 1994, incorporated herein by reference to Exhibit 3(c) to the Registration Statement on Form N-4 (File No. 2-30070) on February 14, 1995.

            (b) Letter of Agreement for Distribution Agreement among The
                Equitable Life Assurance Society of the United States and EQ Financial Consultants, Inc., dated April 20, 1998 incorporated herein by reference to Exhibit 3(c) to Registration Statement No. 33-83750, filed May 1, 1998.

            (c) Form of Sales Agreement among Equitable Distributors, Inc., as
                Distributor, a Broker- Dealer (to be named) and a General Agent (to be named), incorporated herein by reference to Exhibit No. 3(b) to Registration Statement No. 33-83750, filed February 27, 1998.

            (d) Form of The Hudson River Trust Sales Agreement by and among
                Equico Securities, Inc., The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc. and Separate Account No. 45 of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Exhibit 3(c) to Registration Statement No. 33-83750, filed February 27, 1998.

         4. (a) Form of group annuity contract no. 1050-94IC, incorporated herein by reference to Exhibit 4(a) to Registration Statement No. 33-83750, filed February 27, 1998.

            (b) Forms of group annuity certificate nos. 94ICA and 94ICB, incorporated herein by reference to Exhibit 4(b) to Registration Statement No. 33-83750, filed February 27, 1998.

            (c) Forms of endorsement nos. 94ENIRAI, 94ENNQI and 94ENMVAI to contract no. 1050-94IC and data pages nos. 94ICA/BIM and 94ICA/BMVA, incorporated herein by reference to Exhibit 4(c) to Registration Statement No. 33-83750, filed February 27, 1998.

            (d) Form of Guaranteed Minimum Income Benefit Endorsement to
                Contract Form No. 10-50-94IC and the Certificates under the Contract, incorporated herein by reference to Exhibit 4(h) to Registration Statement No. 33-83750, filed April 23, 1996.

            (e) Form of endorsement No. 98Roth to Contract Form No. 1050-94IC and the Certificates under the Contract, incorporated herein by reference to Exhibit 4(l) to Registration Statement No. 33-83750, filed December 31, 1997.

            (f) Form of data pages No. 94ICB and 94ICBMVA for Equitable
                Accumulator (IRA) Certificates, incorporated herein by reference to Exhibit 4(m) to Registration Statement No. 33-83750, filed February 27, 1998.

            (g) Form of data pages No. 94ICB and 94ICBMVA for Equitable
                Accumulator (NQ) Certificates, incorporated herein by reference to Exhibit 4(n) to Registration Statement No. 33-83750, filed February 27, 1998.

            (h) Form of data pages No. 94ICB and 94ICBMVA for Equitable
                Accumulator (QP) Certificates, incorporated herein by reference to Exhibit 4(o) to Registration Statement No. 33-83750, filed February 27, 1998.

            (i) Form of Endorsement applicable to Defined Benefit Qualified Plan
                Certificates No. 98ENDQPI, incorporated herein by reference to
                Exhibit 4(r) to Registration Statement No. 33-83750, filed
                May 1, 1998.

            (j) Form of Endorsement applicable to Non-Qualified Certificates No.
                98ENJONQI, incorporated herein by reference to Exhibit 4(s) to Registration Statement on No. 33-83750, filed February 27, 1998.

            (k) Form of Endorsement for Extra Credit Annuity Form No. 98ECENDI
                and Data Pages.

            (l) Form of Endorsement applicable to Defined Contribution Qualified
                Plan Certificates No. 97ENQPI and Data Pages 94ICA/B.

         5. (a) Form of Enrollment Form/Application No. 126737 (5/98) for Equitable Accumulator (IRA, NQ and QP), incorporated herein by reference to Exhibit 5(e) to Registration Statement No. 33-83750, filed February 27, 1998.

         6. (a) Restated Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit 6(a) to Registration Statement No. 33-83750, filed March 6, 1997.

            (b) By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to Exhibit 6(b) to Registration Statement No. 33-83750, filed March 6, 1997.

         7. Not applicable.

         8. Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc., incorporated by reference to the Registration Statement of EQ Advisors Trust on Form N-1A. (File Nos. 333-17217 and 811-07953).

         9. Opinion and Consent of Counsel [to be filed by amendment].

        10. (a) Consent of PricewaterhouseCoopers LLP.

            (b) Powers of Attorney.

        11. Not applicable.

        12. Not applicable.

        13. (a) Formulae for Determining Money Market Fund Yield for a Seven-Day Period, incorporated herein by reference to Exhibit 13(a) to Registration Statement No. 33-83750, filed February 27, 1998.

            (b) Formulae for Determining Cumulative and Annualized Rates of
                Return, incorporated herein by reference to Exhibit 13(b) to Registration Statement No. 33-83750, filed February 27, 1998.

            (c) Formulae for Determining Standardized Performance Value and
                Annualized Average Performance Ratio, incorporated herein by reference to Exhibit 13(c) to Registration Statement No. 33-83750, filed February 27, 1998.

Item 25: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS



Francoise Colloc'h                          Director
AXA
23, Avenue Matignon
75008 Paris, France

Henri de Castries                           Director
AXA
23, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020

Denis Duverne                               Director
AXA
23, Avenue Matignon
75008 Paris, France

William T. Esrey                            Director
Sprint Corporation
P.O. Box 11315
Kansas City, MO 64112

Jean-Rene Fourtou                           Director
Rhone-Poulenc S.A.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                           Director
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA 70125

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                             Director
Harris Corporation
1025 NASA Boulevard
Melbourne, FL 32919

John H.F. Haskell, Jr.                      Director
SBC Warburg Dillon Read LLC
535 Madison Avenue
New York, NY 10028

Mary R. (Nina) Henderson                    Director
CPC Specialty Markets Group
CPC International Plaza
P.O. Box 8000
Englewood Cliffs, NJ 07632-9976

W. Edwin Jarmain                            Director
Jarmain Group Inc.
121 King Street West
Suite 2525
Toronto, Ontario M5H 3T9,
Canada

G. Donald Johnston, Jr.                     Director
184-400 Ocean Road
John's Island
Vero Beach, FL 32963

George T. Lowy                              Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Didier Pineau-Valencienne                   Director
Schneider S.A.
64-70 Avenue Jean-Baptiste Clement
92646 Boulogne-Billancourt Cedex
France

George J. Sella, Jr.                        Director
P.O. Box 397
Newton, NJ 07860

Dave H. Williams                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

OFFICER-DIRECTORS
-----------------

*Michael Hegarty                            President, Chief Operating
                                            Officer and Director

*Edward D. Miller                           Chairman of the Board,
                                            Chief Executive Officer
                                            and Director

* Stanley B. Tulin                          Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and Chief Information Officer

*Harvey Blitz                               Senior Vice President


*Kevin R. Byrne                             Senior Vice President and Treasurer

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*Robert E. Garber                           Executive Vice President and
                                            General Counsel

*Jerome S. Golden                           Executive Vice President

 James D. Goodwin                           Vice President

*Edward J. Hayes                            Senior Vice President

*Mark A. Hug                                Senior Vice President

*Donald R. Kaplan                           Vice President and Chief Compliance
                                            Officer and Associate General
                                            Counsel

*Michael S. Martin                          Executive Vice President and Chief
                                            Marketing Officer

*Douglas Menkes                             Senior Vice President and
                                            Corporate Actuary

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Vice President, Secretary and
                                            Associate General Counsel

*Samuel B. Shlesinger                       Senior Vice President

*Richard V. Silver                          Senior Vice President and Deputy
                                            General Counsel

*Jose Suquet                                Senior Executive Vice President and
                                            Chief Distribution Officer

*Naomi Weinstein                            Vice President

*Maureen K. Wolfson                         Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

         Separate Account No. 45 of The Equitable Life Assurance Society of the United States (the "Separate Account") is a separate account of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

         The largest stockholder of the Holding Company is AXA-UAP which as of September 1, 1998 beneficially owned 58.5% of the Holding Company's outstanding common stock. AXA-UAP is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA-UAP, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)

    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (41.8%) (See Addendum B(1) for subsidiaries)

    The Equitable Life Assurance Society of the United States (1859) (New York) (a)(b)

              The Equitable of Colorado, Inc. (l983) (Colorado)

              EVLICO, INC. (1995) (Delaware)

              EVLICO East Ridge, Inc. (1995) (California)

              GP/EQ Southwest, Inc. (1995) (Texas)

              Franconom, Inc. (1985) (Pennsylvania)

              Frontier Trust Company (1987) (North Dakota)

              Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

              Equitable Deal Flow Fund, L.P.

                   Equitable Managed Assets (Delaware)

              EREIM LP Associates (99%)

                   EML Associates, L.P. (19.8%)


              Alliance Capital Management L.P. (2.7% limited partnership interest)

              ACMC, Inc. (1991) (Delaware)(s)

                   Alliance Capital Management L.P. (1988) (Delaware) (39.6% limited partnership interest)

              EVCO, Inc. (1991) (New Jersey)

              EVSA, Inc. (1992) (Pennsylvania)

              Prime Property Funding, Inc. (1993) (Delaware)

              Wil Gro, Inc. (1992) (Pennsylvania)

              Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)

(a) Registered Broker/Dealer      (b) Registered Investment Advisor

         Donaldson Lufkin & Jenrette, Inc.
         The Equitable Life Assurance Society of the United States (cont.)

              Fox Run, Inc. (1994) (Massachusetts)

              STCS, Inc. (1992) (Delaware)

              CCMI Corporation (1994) (Maryland)

              FTM Corporation (1994) (Maryland)

              HVM Corporation (1994) (Maryland)

              Equitable BJVS, Inc. (1992) (California)

              Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

              Camelback JVS, Inc. (1995) (Arizona)

              ELAS Realty, Inc. (1996) (Delaware)

              100 Federal Street Realty Corporation (Massachusetts)

              Equitable Structured Settlement Corporation (1996) (Delaware)

              Prime Property Funding II, Inc. (1997) (Delaware)

              Sarasota Prime Hotels, Inc. (1997) (Florida)

              ECLL, Inc. (1997) (Michigan)


              Equitable Holdings LLC (1997) (New York) (into which Equitable Holding Corporation was merged in 1997)

                   EQ Financial Consultants, Inc. (formerly
                   Equico Securities, Inc.) (l97l) (Delaware) (a) (b)

                   ELAS Securities Acquisition Corp. (l980) (Delaware)

                   100 Federal Street Funding Corporation (Massachusetts)

                   EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

                   Equitable Casualty Insurance Company (l986) (Vermont)

                   EREIM LP Corp. (1986) (Delaware)

                        EREIM LP Associates (1%)

                             EML Associates (.2%)

                   Six-Pac G.P., Inc. (1990) (Georgia)

(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)
         Equitable Holdings, LLC (cont.)

              Equitable Distributors, Inc. (1988) (Delaware)
              Equitable JVS, Inc. (1988) (Delaware)

                   Astor/Broadway Acquisition Corp. (1990) (New York)

                   Astor Times Square Corp. (1990) (New York)

                   PC Landmark, Inc. (1990) (Texas)

                   Equitable JVS II, Inc. (1994) (Maryland)


                   EJSVS, Inc. (1995) (New Jersey)

              Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
              EHC) (Delaware) (33.0%) (See Addendum B(1) for subsidiaries)

              JMR Realty Services, Inc. (1994) (Delaware)


              Equitable Investment Corporation (l97l) (New York)

                  Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

                  Equitable JV Holding Corporation (1989) (Delaware)

                  Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

                  Equitable Capital Management Corporation (l985) (Delaware) (b)

                            Alliance Capital Management L.P. (1988) (Delaware) (14.6% limited partnership interest)

                  EQ Services, Inc. (1992) (Delaware)

                  EREIM Managers Corp. (1986) (Delaware)

                            ML/EQ Real Estate Portfolio, L.P.

                                 EML Associates, L.P.

              (a) Registered Broker/Dealer
              (b) Registered Investment Advisor

                 ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                            ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDINGS, LLC
                       HAVING MORE THAN FIVE SUBSIDIARIES

            -------------------------------------------------------

EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988)
      (Massachusetts)
      EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)
      EquiSource of Puerto Rico (1997) (Puerto Rico)
      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

                      ------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
              Wood, Struthers & Winthrop Management Corp. (1985)
              (Delaware) (b)
         Autranet, Inc. (1985) (Delaware) (a)
         DLJ Real Estate, Inc.
         DLJ Capital Corporation (b)
         DLJ Mortgage Capital, Inc. (1988) (Delaware)

Alliance Capital Management Corporation (as general partner) (b) has the following subsidiaries:

         Alliance Capital Management L.P. (1988) (Delaware) (b)
              Alliance Capital Management Corporation of Delaware, Inc.
             (Delaware)
                   Alliance Fund Services, Inc. (Delaware) (a)
                   Alliance Fund Distributors, Inc. (Delaware) (a) Alliance Capital Oceanic Corp. (Delaware)
                   Alliance Capital Management Australia Pty. Ltd.
                   (Australia)
                   Meiji - Alliance Capital Corp. (Delaware) (50%) Alliance Capital (Luxembourg) S.A. (99.98%)
                   Alliance Eastern Europe Inc. (Delaware)
                   Alliance Barra Research Institute, Inc. (Delaware)
                   (50%)
                   Alliance Capital Management Canada, Inc. (Canada)
                   (99.99%)
                   Alliance Capital Management (Brazil) Llda
                   Alliance Capital Global Derivatives Corp. (Delaware) Alliance International Fund Services S.A. (Luxembourg)
                   Alliance Capital Management (India) Ltd. (Delaware) Alliance Capital Mauritius Ltd.
                   Alliance Corporate Finance Group, Incorporated
                   (Delaware)
                        Equitable Capital Diversified Holdings, L.P. I Equitable Capital Diversified Holdings, L.P. II
                   Curisitor Alliance L.L.C. (Delaware)
                        Curisitor Holdings Limited (UK)
                        Alliance Capital Management (Japan), Inc.
                        Alliance Capital Management (Asia) Ltd.
                        Alliance Capital Management (Turkey), Ltd.
                        Cursitor Alliance Management Limited (UK)

             (a) Registered Broker/Dealer      (b) Registered Investment Advisor

                               AXA-UAP GROUP CHART

The information listed below is dated as of December 31, 1997; percentages shown represent voting power. The name of the owner is noted when AXA-UAP indirectly controls the company.

                  AXA-UAP INSURANCE AND REINSURANCE BUSINESS HOLDING

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------
AXA Assurances Iard               France         100% by AXA France Assurance

AXA Assurances Vie                France         100% by AXA France Assurance

AXA Courtage Iard                 France         97.4% by AXA France Assurance
                                                 and UAP Iard

AXA Courtage Vie                  France         100% by AXA France Assurance

Alpha Assurances Vie              France         100% by AXA France Assurance

AXA Direct                        France         100%

Direct Assurances Iard            France         100% by AXA Direct

Direct Assurance Vie              France         100% by AXA Direct

AXA Tellit Versicherung           Germany        50% owned by AXA Direct and
                                                 50% by CKAG

Axiva                             France         100% by AXA France Assurance

Juridica                          France         88.4% by UAP Iard, 10.9% by
                                                 AXA France Assurance

AXA Assistance France             France         100% by AXA Assistance SA

Monvoisin Assurances              France         99.9% by different companies
                                                 and Mutuals

Societe Beaujon                   France         100%

Lor Finance                       France         100%

Jour Finance                      France         100% by AXA Conseil Iard and
                                                 by AXA Assurances Iard

Financiere 45                     France         99.8%

Mofipar                           France         100%

Compagnie Auxiliaire pour le      France         99.8% by Societe Beaujon
Commerce and l'Industrie

C.F.G.A.                          France         99.96% owned by Mutuals and
                                                 Finaxa

AXA Global Risks                  France         100% owned by AXA France
                                                 Assurance, UAP Iard and
                                                 Mutuals

Argovie                           France         100% by Axiva and SCA Argos

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Astral Finance                    France         99.33% by AXA Courtage Vie

Argos                             France         N.S.

AXA France Assurance              France         100%

UAP Incendie Accidents            France         100% by AXA France
                                                 Assurance

UAP Vie                           France         100% by AXA France
                                                 Assurance

UAP Collectives                   France         50% by AXA Assurances
                                                 Iard, 3.3% by AXA Conseil
                                                 Iard and 46.6% UAP Vie

Thema Vie                         France         30% by Axiva, 11.9% by
                                                 UAP Collectives, 10.9% by
                                                 UAP Iard and 46.8% by UAP Vie.

La Reunion Francaise              France         49% by UAP Iard and 51% by
                                                 AXA Global Risks

UAP Assistance                    France         52% by UAP Incendie-Accidents
                                                 and 48% by UAP Vie

UAP International                 France         50.1% by AXA-UAP and 49.9% by
                                                 AXA Global Risks

Sofinad                           France         100%

AXA-Colonia Konzern AG (AXA-
CKAG)                             Germany        39.7% by Vinci BV, 25.6% by
                                                 Kolnische Verwaltungs and
                                                 5.5% by AXA-UAP

Finaxa Belgium                    Belgium        100%

AXA Belgium                       Belgium        27.1% by AXA-UAP and 72.6%
                                                 by Finaxa Belgium

De Kortrijske Verzekering         Belgium        99.8% by AXA Belgium

Juris                             Belgium        100% owned by Finaxa Belgium

Royale Vendome                    Belgium        49% by AXA-UAP and 20.2% by
                                                 AXA Global Risks

Royale Belge                      Belgium        51.2% by Royale Vendome and
                                                 9.5% by different companies
                                                 of the Group

Royale Belge 1994                 Belgium        97.9% by Royale Belge and 2%
                                                 by UAB

UAB                               Belgium        99.9% by Royale Belge

Ardenne Prevoyante                Belgium        99.4% by Royale Belge

GB Lex                            Belgium        55% by Royale Belge, 25% by
                                                 Royale Belge 1994, 10% by
                                                 Juridica and 10% by AXA
                                                 Conseil Assurance

Royale Belge Re                   Belgium        99.9% by Royale Belge

Parcolvi                          Belgium        100% by Vinci Belgium

Vinci Belgium                     Belgium        99.5% by Vinci BV

Finaxa Luxembourg                 Luxembourg     100%


AXA Assurance IARD Luxembourg     Luxembourg     99.9%

AXA Assurance Vie Luxembourg      Luxembourg     99.9%

Royale UAP                        Luxembourg     100% by Royale Belge

Paneurolife                       Luxembourg     90% by different companies of
                                                 the AXA-UAP Group

Paneurore                         Luxembourg     90% by different companies of
                                                 the AXA-UAP Group

Crealux                           Luxembourg     100% by Royale Belge

Futur Re                          Luxembourg     100% by AXA Global Risks

General Re-CKAG                   Luxembourg     37.8% by AXA-CKAG and 12.1%
                                                 by Colonia Nordstern
                                                 Versicherung

Royale Belge Investissements      Luxembourg     100% by Royale Belge

AXA Aurora                        Spain          30% owned by AXA-UAP and 40%
                                                 by UAP International

Aurora Polar SA de Seguros y      Spain          99.4% owned by AXA Aurora
Reaseguros

Aurora Vida SA de Seguros y       Spain          90% owned by Aurora Polar and
Reaseguros                                       5% by AXA-UAP

AXA Gestion de Seguros y          Spain          99.1% owned by AXA Aurora
Reaseguros

Hilo Direct Seguros               Spain          71.4% by AXA Aurora

Ayuda Legal                       Spain          59% owned by Aurora Polar,
                                                 29% by AXA Gestion and 12%
                                                 by Aurora Vida

UAP Iberica                       Spain          100% by UAP International

General Europea (GESA)            Spain          100% by Societe Generale
                                                 d'Assistance

AXA Assicurazioni                 Italy          100%

Eurovita                          Italy          30% owned by AXA Assicurazioni

Gruppo UAP Italia (GUI)           Italy          97% by UAP International and
                                                 3% by UAP Vie

UAP Italiana                      Italy          96% by AXA-UAP and 4% by GUI

UAP Vita                          Italy          62.2% by GUI and 37.8% by UAP
                                                 Vie

Allsecures Assicurazioni          Italy          90% by GUI and 10% by UAP
                                                 Italiana

Allsecures Vita                   Italy          92.9% by GUI and 7% by AXA-UAP

Centurion Assicurazioni           Italy          100% by GUI

AXA Equity & Law plc              U.K.           100%

AXA Equity & Law Life             U.K.           100% by SLPH
Assurance Society

AXA Insurance                     U.K.           100% owned by SLPH

AXA Global Risks                  U.K.           51% owned by AXA Global
                                                 Risks (France) and 49% by
                                                 AXA Courtage IARD

Sun Life and Provincial           U.K.           71.6% by AXA-UAP and AXA
Holdings (SLPH)                                  Equity & Law Plc

Sun Life Corporation Plc          U.K.           100% by AXA Sun Life Holding

Sun Life Assurance                U.K.           100% by AXA Sun Life Holding

UAP Provincial Insurance          U.K.           100% by SLPH

English & Scottish                U.K.           100% by AXA UK

Servco                            U.K.           100% by AXA Sun Life Holding

AXA Sun Life                      U.K.           100% by AXA Sun Life Holding

AXA Leven                         The Nether-    100% by AXA Equity & Law Life
                                  lands          Assurance Society

UAP Nieuw Rotterdam               The Nether-    51% by Royale Belge, 38.9% by
Holding BV                        lands          Gelderland BV and 4.1% by
                                                 AXA-UAP

UNIROBE Groep BV                  The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Verzkerigen   The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Schade        The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Leven         The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Zorg          The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Schade

Societe Generale d'Assistance     The Nether-    51% by UAP Incendie-Accidents,
                                  lands          29% by UAP Vie and 20% by
                                                 AXA-UAP

Gelderland BV                     The Nether-    100% by UAP Vie
                                  lands

Royale Belge International        The Nether-    100% by Royale Belge
                                  lands          Investissements

Vinci BV                          The Nether-    94.8% by AXA-UAP and 5.2% by
                                  lands          Parcolvi

AXA Portugal Companhia de         Portugal       43.1% by different companies
Serguros SA                                      of the AXA-UAP Group

AXA Portugal Companhia de         Portugal       95.1% by UAP Vie and 7.5% UAP
Serguros de Vida SA                              International

Union UAP                         Switzerland    99.9% by UAP International

Union UAP Vie                     Switzerland    95% by UAP International

AXA Oyak Hayat Sigorta            Turkey         60% owned by AXA-UAP

Oyak Sigorta                      Turkey         11% owned by AXA-UAP

Al Amane Assurances               Morocco        52% by UAP International

AXA Canada Inc.                   Canada         100%

AXA Boreal Insurance Inc.         Canada         100% owned by Gestion Fracapar
                                                 Inc

AXA Assurances Inc                Canada         100% owned by AXA Canada Inc

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


AXA Insurance Inc                 Canada         100% owned by AXA Canada Inc.
                                                 and AXA Assurance Inc

Anglo Canada General Insurance    Canada         100% owned by AXA Canada Inc.
Cy

AXA Pacific Insurance Cy          Canada         100% by AXA Boreal Insurance
                                                 Inc

AXA Boreal Assurances             Canada         100% by AXA Boreal Insurance
Agricoles Inc                                    Inc

AXA Life Insurance                Japan          100%

Dongbu AXA Life                   Korea          50%
Insurance Co. Ltd.

Sime AXA Berhad                   Malaysia       30% owned by AXA-UAP and
                                                 AXA Reassurance

AXA Investment Holdings Pte Ltd   Singapore      100%

AXA Insurance                     Singapore      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Insurance                     Hong Kong      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Life Insurance                Hong Kong      100%

PT Asuransi AXA Indonesia         Indonesia      80%


The Equitable Companies           U.S.A.         58.7% of which AXA-UAP owns
Incorporated                                     42.0%, Financiere 45, 3.2%,
                                                 Lorfinance 6.4%, AXA Equity
                                                 & Law Life Association Society
                                                 4.1% and AXA Reassurance 3.0%

The Equitable Life Assurance      U.S.A.         100% owned by The Equitable
Society of the United States                     Companies Incorporated
(ELAS)

National Mutual Holdings Ltd      Australia      51% between AXA-UAP, 42.1%
                                                 and AXA Equity & Law Life
                                                 Assurance Society 8.9%


The National Mutual Life          Australia      100% owned by National Mutual
Association of Australasia Ltd                   Holdings Ltd


National Mutual International     Australia      100% owned by National Mutual
Pty Ltd                                          Holdings Ltd

National Mutual (Bermuda) Ltd     Australia      100% owned by National Mutual
                                                 International Pty Ltd


National Mutual Asia Ltd          Australia      41% owned by National Mutual
                                                 Holdings Ltd, 20% by Datura
                                                 Ltd and 13% by National Mutual
                                                 Life Association of
                                                 Australasia


Australian Casualty & Life Ltd    Australia      100% owned by National Mutual
                                                 Holdings Ltd

National Mutual Health            Australia      100% owned by National Mutual
Insurance Pty Ltd                                Holdings Ltd

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


AXA Reassurance                   France         100% owned by AXA-UAP, AXA
                                                 Assurances Iard and AXA Global
                                                 Risks

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100%

AXA Re Asia                       Singapore      100% owned by AXA Reassurance

AXA Re U.K. Plc                   U.K.           100% owned by AXA Re U.K.
                                                 Holding

AXA Re U.K. Holding               U.K.           100% owned by AXA Reassurance


AXA Re U.S.A.                     U.S.A.         100% owned by AXA America


AXA America                       U.S.A.         100% owned by AXA Reassurance

AXA Space                         U.S.A.         80% owned by AXA America

AXA Re Life                       U.S.A.         100% owned by AXA America

C.G.R.M.                          Monaco         100% owned by AXA Reassurance

                             AXA-UAP FINANCIAL BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Compagnie Financiere de Paris     France         97.2% (100% with Mutuals)
(C.F.P.)

AXA Banque                        France         98.7% owned by C.F.P.

AXA Credit                        France         65% owned by C.F.P.


AXA Gestion Interessement         France         100% owned by AXA Investment
                                                 Managers

Sofapi                            France         100% owned by C.F.P.

Soffim                            France         100% owned by C.F.P.


Societe de Placements             France         98.8% with Mutuals
Selectionnes S.P.S.

Presence et Initiative            France         100% with Mutuals


Vamopar                           France         100% owned by Societe Beaujon

Financiere Mermoz                 France         100%

AXA Investment Managers           France         100% by some AXA-UAP Group
                                                 companies

AXA Asset Management              France         100% owned by AXA Investment
Partenaires                                      Managers

AXA Investment Managers Paris     France         100% owned by AXA Investment
                                                 Managers

AXA Asset Management              France         99.6% owned by AXA Investment
Distribution                                     Managers

UAP Gestione Financiere           France         99.9 by AXA-UAP

Assurinvestissements              France         50% by UAP Vie, 30% UAP
                                                 Collectives, 20% UAP
                                                 Incendie-Accidents

Banque Worms                      France         51% by CFP and 49% by
                                                 three UAP insurance companies

Colonia Bausbykasse               Germany        97.8% by AXA-CKAG

Banque Ippa                       Belgium        99.9% by Royale Belge

Banque Bruxelles Lambert          Belgium        9.3% by Royale Belge, 3.1%
                                                 Royale Belge 1994, 0.2% by
                                                 AXA Belgium

AXA Equity & Law Home Loans       U.K.           100% owned by AXA Equity & Law
                                                 Plc

AXA Equity & Law Commercial       U.K.           100% owned by AXA Equity & Law
Loans                                            Plc Loans

Sun Life Asset Management         U.K.           66.7% owned by SLPH and 33.4%
                                                 by AXA Asset Management Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Alliance Capital Management       U.S.A.         57.9% held by ELAS

Donaldson Lufkin & Jenrette       U.S.A.         76.2% owned by Equitable
                                                 Holdings LLC and ELAS

National Mutual Funds             Australia      100% owned by National
Management (Global) Ltd                          Mutual Holdings Ltd

National Mutual Funds             USA            100% by National Mutual Funds
Management North America                         Management (Global) Ltd.
Holding Inc.

Cogefin                           Luxembourg     100% owned by AXA Belgium

ORIA                              France         100% owned by AXA Millesimes

AXA Oeuvres d'Art                 France         100% by Mutuals


AXA Cantenac Brown                France         100%

AXA Suduiraut                     France         99.6% owned by AXA-UAP and
                                                 Societe Beaujon

                            AXA-UAP REAL ESTATE BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Prebail                           France         100% owned by AXA Immobilier

Axamur                            France         100% by different companies
                                                 and Mutuals

Parimmo                           France         100% by different companies
                                                 and Mutuals

S.G.C.I.                          France         100% by different companies
                                                 and Mutuals

Transaxim                         France         100% owned by S.G.C.I. and
                                                 C.P.P.

Compagnie Parisienne de           France         100% owned by S.G.C.I.
Participations (C.P.P.)

Monte Scopeto                     France         100% owned by C.P.P.

Matipierre                        France         100% by different companies

Securimo                          France         87.12% by different companies
                                                 and Mutuals

Paris Orleans                     France         100% by different companies
                                                 AXA Courtage Iard

Colisee Bureaux                   France         100% by different companies
                                                 and Mutuals

Colisee Premiere                  France         100% by different companies
                                                 and Mutuals

Colisee Laffitte                  France         100% by Colisee Bureaux

Fonciere Carnot Laforge           France         100% by Colisee Premiere

Parc Camoin                       France         100% by Colisee Premiere

Delta Point du Jour               France         100% owned by Matipierre

Paroi Nord de l'Arche             France         100% owned by Matipierre

Falival                           France         100% owned by AXA Reassurance

Compagnie du Gaz d'Avignon        France         100% owned by AXA Assurances
                                                 Iard

Ahorro Familiar                   France         44% owned by AXA Assurances
                                                 Iard, 1% by AXA Aurora Polar
                                                 and 1% by AXA Seguros

Fonciere du Val d'Oise            France         100% owned by C.P.P.

Sodarec                           France         100% owned by C.P.P.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Centrexpo                         France         99.3% owned by C.P.P.

Fonciere de la Ville du Bois      France         99.6% owned by Centrexpo

Colisee Seine                     France         100% owned by different
                                                 companies

Translot                          France         100% owned by SGCI

Colisee Alpha                     France         100% owned by Colisee Bureaux

Colisee Silly                     France         100% owned by Colisee Bureaux

S.N.C. Dumont d'Urville           France         100% owned by Colisee Premiere


Colisee Federation                France         100% by SGCI

Colisee Saint Georges             France         100% by SGCI

Drouot Industrie                  France         50% by SGCI and 50% by Axamur

Colisee Vauban                    France         99.6% by Matipierre

Fonciere Colisee                  France         100% by Matipierre and other
                                                 companies of the AXA-UAP Group

AXA Pierre S.C.I.                 France         97.6% owned by different
                                                 companies and Mutuals

AXA Millesimes                    France         85.4% owned by AXA-UAP and the
                                                 Mutuals

Chateau Suduirault                France         100% owned by AXA Millesimes

Diznoko                           Hungary        95% owned by AXA Millesimes

Compagnie Fonciere Matignon       France         100% by different companies
                                                 and Mutuals

Fidei                             France         20.7% owned by C.F.P. and
                                                 10.8% by Axamur

Fonciere Saint Sebastien          France         99.9% by UAP Vie

Fonciere Vendome                  France         91% by different companies of
                                                 the Group

La Holding Vendome                France         99.9% by AXA Global Risks

10, boulevard Haussmann           France         69% by La Fonciere Vendome and
                                                 31% by AXA Conseil Iard

37-39 Le Peletier                 France         100% by AXA Courage Iard

Ugici                             France         100% by different companies of
                                                 the AXA-UAP Group of which
                                                 93.1% by UAP Vie

Ugicomi                           France         100% by different companies of
                                                 the AXA-UAP Group of which
                                                 63.8% by UAP Vie

Ugif                              France         100% by different companies of
                                                 the AXA-UAP Group of which
                                                 59.6% by UAP Vie and 32.6%
                                                 by UAP Collectives

Ugil                              France         93.9% by different companies
                                                 of the AXA-UAP Group of which
                                                 65.8% by UAP Vie

Ugipar                            France         100% by different companies
                                                 of the AXA-UAP Group of which
                                                 39.4% by UAP Vie, 35.4% by AXA
                                                 Courtage Iard and 20.8% by UAP
                                                 Collectives

AXA Immobiller                    France         100% by AXA UAP

Quinta do Noval Vinhos S.A.       Portugal       99.6% owned by AXA Millesimes

                               OTHER AXA-UAP BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


A.N.F.                            France         95.4% owned by Finaxa

Lucia                             France         20.6% owned by AXA Assurances
                                                 Iard and 8.6% by Mutuals

Schneider S.A.                    France         10.4%

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                                     NOTES
                                     -----

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except: (a) The Equitable Companies Incorporated's 41.8% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holdings, LLC's
     33.0% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; and (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.

5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                             The Hudson River Trust
                               EQ Advisors Trust
                               Separate Accounts

6.   This chart was last revised on September 20, 1998.

Item 27. Number of Contractowners


         Currently, there are no holders of the contracts to be offered.


Item 28. Indemnification

         Indemnification of Principal Underwriter

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equitable Distributors, Inc. has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Equitable Distributors, Inc.

         Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         (a) EQ Financial Consultants, Inc., an indirect wholly-owned subsidiary of Equitable, is the principal underwriter for Separate Account No. 45. The principal business address of EQ Financial Consultants, Inc. is 1290 Avenue of the Americas, NY, NY 10104.

         (b) Set forth below is certain information regarding the directors and principal officers of EQ Financial Consultants, Inc. The business address of the persons whose names are preceded by an asterisk is that of EQ Financial Consultants, Inc.

NAME AND PRINCIPAL                    POSITIONS AND OFFICES
BUSINESS ADDRESS                      WITH UNDERWRITER
----------------                      ----------------
 Michael S. Martin                    Chairman of the Board,
                                      Chief Executive Officer and Director

 Michael F. McNelis                   President, Chief Operating Officer and
                                      Director

 Martin J. Telles                     Executive Vice president and Chief
                                      Marketing Officer

 Derry E. Bishop                      Executive Vice President and Director

 Harvey E. Blitz                      Executive Vice President and Director

 Thomas J. Duddy, Jr.                 Executive Vice President

 Fred A. Folco                        Executive Vice President


         (c) The information under "Distribution of the Certificates" in the Prospectus forming a part of this Registration Statement is incorporated herein by reference.

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable at 1290 Avenue of the Americas, New York,

New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.



Item 31. Management Services

         Not applicable.


Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the respective Certificates. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Certificates include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all certificates sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any certificate or prospectus, or otherwise.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 30th day of September, 1998.


                                        SEPARATE ACCOUNT No. 45 OF
                                        THE EQUITABLE LIFE ASSURANCE SOCIETY
                                        OF THE UNITED STATES
                                                    (Registrant)

                                        By: The Equitable Life Assurance
                                        Society of the United States
                                                    (Depositor)

                                        By: /a/ Jerome S. Golden
                                        Jerome S. Golden
                                        Executive Vice President
                                        Product Management Group,
                                        The Equitable Life
                                        Assurance Society of the United
                                        States

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 30th day of September, 1998.


                                           THE EQUITABLE LIFE ASSURANCE SOCIETY
                                           OF THE UNITED STATES
                                                      (Depositor)


                                           By: /s/ Jerome S. Golden
                                              ---------------------------------
                                              Jerome S. Golden
                                              Executive Vice President,
                                              Product Management Group,
                                              The Equitable Life Assurance
                                              Society of the United States


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

Michael Hegarty                            President, Chief Operating Officer
                                           and Director

Edward D. Miller                           Chairman of the Board, Chief
                                           Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

Stanley B. Tulin                           Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel                      Senior Vice President and Controller
------------------------
Alvin H. Fenichel

September 30, 1998

DIRECTORS:

Francoise Colloc'h       Donald J. Greene             George T. Lowy
Henri de Castries        John T. Hartley              Edward D. Miller
Joseph L. Dionne         John H.F. Haskell, Jr.       Didier Pineau-Valencienne
Denis Duverne            Michael Hegarty              George J. Sella, Jr
William T. Esrey         Mary R. (Nina) Henderson     Stanley B. Tulin
Jean-Rene Fourtou        W. Edwin Jarmain             Dave H. Williams
Norman C. Francis        G. Donald Johnston, Jr.




By: /s/ Jerome S. Golden
   ------------------------
        Jerome S. Golden
        Attorney-in-Fact



September 30, 1998

                                 EXHIBIT INDEX


EXHIBIT NO.                                                TAG VALUE
-----------                                                ---------
4(k)  Form of Endorsement for Extra Credit                 EX-99.4k ENDORSE
      Annuity Form No. 98ECENDI and Data Pages

4(l)  Form of Defined Contribution Endorsement             EX-99.4l ENDORSE
      No. 97ENQPI and Data Pages 94ICA/B.

10(a) Consent of PricewaterhouseCoopers                    EX-99.10a CONSENT

10(b) Powers of Attorney.                                  EX-99.10 POW ATTY